

# 2023 ANNUAL REPORT

| Chair's Letter
| Notice of 2024 Annual Meeting
| Proxy Statement
| Form 10-K

**Cummins Inc.**

# FINANCIAL SUMMARY

## SELECTED FINANCIAL HIGHLIGHTS

| *$ in millions, except per share data* | 2023[1] | 2022[2] | Change |
|---|---|---|---|
| Net sales | $ 34,065 | $ 28,074 | 21% |
| Gross margin | 8,249 | 6,719 | 23% |
| Equity, royalty and interest income from investees | 483 | 349 | 38% |
| Earnings before interest, taxes, depreciation and amortization (EBITDA)[3] | 3,017 | 3,799 | (21%) |
| Net income attributable to Cummins Inc. | 735 | 2,151 | (66%) |
| Net earnings per share attributable to Cummins Inc.: | | | |
| Basic | 5.19 | 15.20 | (66%) |
| Diluted | 5.15 | 15.12 | (66%) |
| Cash dividends declared per share | 6.50 | 6.04 | 8% |

## BALANCE SHEET DATA

| | | |
|---|---|---|
| Cash and cash equivalents | $ 2,179 | $ 2,101 |
| Working capital | 2,295 | 3,030 |
| Property, plant and equipment, net | 6,249 | 5,521 |
| Total assets | 32,005 | 30,299 |
| Long-term debt | 4,802 | 4,498 |
| Total equity | 9,904 | 9,967 |

## OTHER DATA

| | | |
|---|---|---|
| Cash flow from operating activities | $ 3,966 | $ 1,962 |
| Capital expenditures | 1,213 | 916 |
| Depreciation and amortization (Income Statement) | 1,016 | 781 |
| EBITDA margin (%)[3] | 8.9% | 13.5% |
| Return on Invested Capital[4] | 6% | 15% |

**NET SALES ($ in billions)**


2023[1] $34.1
2022[2] $28.1
2021 $24.0
2020 $19.8
2019 $23.6

**DILUTED EARNINGS PER SHARE ($)**


2023[1] $5.15
2022[2] $15.12
2021 $14.61
2020 $12.01
2019 $14.48

**EQUITY, ROYALTY AND INTEREST INCOME FROM INVESTEES ($ in millions)**


2023[1] $483
2022[2] $349
2021 $506
2020 $452
2019 $330

**EBITDA MARGIN (%)[3]**


2023[1] 8.9%
2022[2] 13.5%
2021 14.7%
2020 15.7%
2019 15.3%

**CASH FLOW FROM OPERATING ACTIVITIES ($ in millions)**


2023[1] $3,966
2022[2] $1,962
2021 $2,256
2020 $2,722
2019 $3,181

**RETURN ON INVESTED CAPITAL (%)[4]**


2023[1] 6%
2022[2] 15%
2021 16%
2020 15%
2019 20%

1 All 2023 data includes the costs related to the agreement to resolve U.S. regulatory claims, costs associated with the separation of Atmus, and costs associated with the voluntary retirement and separation program.

2 All 2022 data includes the net contribution from the Meritor acquisition, including acquisition and integration costs and purchase accounting impacts. It also includes all costs related to the indefinite suspension of operations in Russia, as well as all costs related to the separation of Atmus.

3 EBITDA is a non-GAAP measure defined as earnings before interest expense, income taxes, depreciation and amortization and noncontrolling interests.

4 The return on invested capital is a non-GAAP Measure - invested capital excludes noncontrolling interests, defined benefit postretirement plans and special items.

# Letter from our Chair and CEO

To our Cummins Shareholders:

As I reflect back on 2023, I am incredibly proud of what Cummins and our employees accomplished for our stakeholders, and I feel energized about the opportunities ahead for us as we continue to demonstrate our relentless focus on being a global leader in clean energy technology and innovation.

## Power makes progress: Celebrating a banner year for Cummins

Last year, we made significant progress in achieving our Destination Zero strategy, and it continues to be clear that our dual-path approach to reducing the greenhouse gas and air quality impacts of our products is the right approach to meet our customers' needs today and continue to grow our business and impact. We did this by advancing our core business as well as developing new, zero-emissions solutions through Accelera by Cummins™.

**Achieved key advances in our core business.** In 2023, we committed to investing more than $1 billion across our U.S. engine manufacturing network to support the industry's first fuel agnostic engine platforms, and we unveiled the X10 fuel agnostic series, launching in North America in 2026. Additionally, we initiated several collaborations with our natural gas X15 engine (X15N), the industry's first natural gas engine designed specifically for heavy-duty and on-highway truck applications, offering OEMs and end-users the opportunity to realize reductions in nitrous oxides and greenhouse gas without compromising performance. A similar 15-liter natural gas platform has been in use globally in markets like China since 2022, with close to 30,000 production units and more than 2 billion real world miles accumulated to date. The X15N is now available for purchase in North America.

**Paved the way through Accelera.** In March we launched a unique brand, Accelera by Cummins, for our business focused on zero-emissions solutions. In September, we announced a joint venture with Daimler Trucks and Buses, PACCAR and EVE Energy to accelerate and localize battery cell production and the battery supply chain in the U.S. And in January, we announced the selection of Marshall County, Mississippi, for the 21-gigawatt hour factory, which is expected to begin producing battery cells in 2027 and create more than 2,000 U.S. manufacturing jobs by 2030. Accelera also reached a further milestone in 2023 with electrolyzer order backlog totaling more than 500MW. To meet the growing electrolyzer demand, we began production at our first U.S. manufacturing location for electrolyzers in our Cummins Power Generation facility in Fridley, Minnesota.

**Delivered record operational performance.** Due to our employees' hard work and the continued high demand for our products globally, we achieved record 2023 full-year revenues of $34.1 billion, 21 percent higher than 2022, and record operating cash flow of $4.0 billion, a significant increase from $2.0 billion achieved in 2022. Additionally, last year marked the 14th consecutive year that we increased our shareholder dividends, returning $921 million.

**Demonstrated continued commitment to people, communities and the planet.** Last year, we received several prestigious honors, recognizing our commitment to being a conscientious corporate citizen for all our stakeholders, both internally and in the communities we serve. We were featured on Ethisphere's World's Most Ethical Companies list, S&P Dow Jones Sustainability World Index, and the S&P Dow Jones Sustainability North America Index. In addition, we received numerous accolades recognizing our ongoing efforts to foster caring and inclusive environments in which all employees and innovation thrive, including: named one of 66 companies on America's Top Corporations for Women's Business Enterprises in 2023; National Association of Corporate Directors 2023 Diversity, Equity and Inclusion Award; 2023 best place to work for disability inclusion; Military Friendly Employer; Top Hispanic Employer by DiversityComm magazine; Financial Times Diversity Leaders list in Europe; and a perfect score of 100 on the 2023-2024 Corporate Equality Index. In 2023, we also achieved a global Every Employee Every Community (EEEC) – our program to enable each employee to use at least four work hours to engage in their communities – participation rate of 77% for the full year, surpassing our target of 75%. This represents nearly 60,000 Cummins employees across the world who volunteered 332,000 hours, organized 10,800 community events, and partnered with 3,300 nonprofits.

## Power onward: Continuing our progress in 2024 and beyond

Our focus in 2024 is about continuous improvement and flawless execution that keeps us ahead of the competition and enables us to deliver innovative products that are better for our customers, our communities and our environment. No one is better positioned to do this than Cummins, and here's how we'll do it.

**Delivering strong returns to you, our shareholders.** We are committed to delivering cycle-over-cycle improvement in financial performance, and we are in a strong position to keep investing in the future, bringing new technologies to power our customers' success around the world, and returning cash to our investors. Over the past two decades, our business has grown five-fold, from $6.6 billion in revenues in 2000 to a record $34.1 billion achieved last year – and we're on pace to continue this trajectory this decade as we move closer to 2030. Though we anticipate moderating demand in some markets, we are taking steps to reduce costs, optimize our business and position Cummins for continued success in the years ahead.

**Amplifying our presence as a global leader in the energy transition.** We are resolute about the leading role we play in the energy transition, and emissions compliance continues to be a critical element of this work and central to our values. We were transparent about

this in December 2023, when we announced that we reached an agreement in principle to resolve U.S. regulatory claims regarding our emissions certification and compliance process for certain engines primarily used in our pickup truck applications.

We ultimately believe there will be a place for more efficient diesel, natural gas, and hydrogen internal combustion engines for many years in the commercial vehicle markets we serve. In February 2024, we branded our fuel-agnostic engine platforms with a name that captures the innovation that powers us forward: the Cummins HELM™ platforms. Loosely translating to "higher efficiency, lower emissions and multiple fuels," the Cummins HELM™ platforms give our customers control of how they navigate their own journeys as part of the energy transition and include our B, X10 and X15 engine platforms. They provide customers with the option to choose the fuel type(s) and applications that best suit their business needs, while also reducing emissions. These products are critical to our plan to help fleets reach Destination Zero, while providing products that are economically viable, scalable and deliver the power, performance, range and durability for which Cummins is known.

We also announced in February 2024 the launch of our most efficient heavy-duty diesel engine ever. The Next Gen X15 will be compliant with U.S. EPA and CARB 2027 aligned regulations at launch and will serve the heavy-duty on-highway market in North America. Maintaining the traditional reliability and lower operating costs that have met the needs of a diverse customer base since the inaugural X15 launch in 1998, the Next Gen X15 will feature improved greenhouse gas and fuel efficiency benefits while retaining the same ratings of the current X15 (up to 605 horsepower and 2,050 lb-ft of torque) and optimizing powertrain integration with Eaton Cummins and Cummins-Meritor. More information on start of production for the Next Gen X15 will be available later this year.

The Cummins HELM™ B, X10 and X15 engine platforms, together with Accelera by Cummins' zero-emission products, will help our customers with a variety of applications and requirements reduce emissions today and well into the future. Through Accelera's new eMobility business, we will continue to position Cummins to win in the electrification and hydrogen markets by providing a wide range of battery electric vehicle products, including batteries, e-axles, traction systems, auxiliary controls and power, and electric powertrain integration. We'll also further bolster our electrolyzer business – our most significant outgrowth opportunity – by scaling our industry-leading technical innovation to support the growing global green hydrogen economy.

**Driving continuous, profitable growth through the power of partnership.** In this globally connected world, "going it alone" is an outdated approach to developing critical solutions for critical issues. Fortunately, we have entered a new era of mutually beneficial collaboration where like-minded partners, and even competitors, realize the exponential power of coming together. At Cummins, we are proud of our 105-year history of leveraging our strong partnerships and power as an incumbent to accelerate future growth through innovation – not only with leading OEMs and customers around the globe, but also through strategic partnerships and joint ventures. By pursuing unique relationships with key players like Daimler Trucks & Buses, PACCAR, EVE Energy, Leclanché S.A., Tata Motors, Terex, Knight Transportation, Blue Bird, Chevron, the Eclipse Foundation, and other compelling prospective partners – we are uniquely positioned to lead in the transition to zero emissions.

**Investing in our people, communities and planet.** Making people's lives better by powering a more prosperous world requires a healthier planet and vibrant, engaged communities. This work is our mission in action. It's what we've always done, and what we will continue to do. In 2024, we will continue to build on these commitments by setting aggressive goals for ourselves in three core areas. First, we'll invest to establish a diverse management team best equipped to continue leading in the transition to zero emissions while generating strong returns. We'll also focus on advancing our talent strategies to meet the evolving needs of our employees and the business, while expanding our diversity, equity and inclusion aspirations. Second, we'll continue to deliver a safe, healthy and more sustainable work environment for our employees. We'll continue to demonstrate leadership for corporate responsibility within our global communities. Through Cummins Advocating for Racial Equity (CARE) – now focused on serving both our Black and Latino neighbors – we'll continue our important work of enabling and empowering our employees, communities and businesses to create more equitable and inclusive environments through criminal justice reform, economic empowerment and social justice reform. And finally, we'll continue to extend our efforts with Cummins Water Works to advance water security for 20 million people by 2025 – among several other initiatives.

Looking ahead, I am deeply appreciative of our Cummins employees, who continue to innovate for our customers and demonstrate the flexibility required to meet global demand. And I'm equally grateful to all of you – our shareholders – for your confidence in Cummins. Thank you for joining us in our journey to make people's lives better by powering a more prosperous world.

Sincerely,

**Jennifer Rumsey**

Chair and Chief Executive Officer
Cummins Inc.



---

\*   See Appendix A for reconciliation of GAAP to non-GAAP measures referenced in this section.



500 Jackson Street, Box 3005, Columbus, Indiana 47202-3005

# NOTICE OF 2024 ANNUAL MEETING OF SHAREHOLDERS

## To Our Shareholders:

NOTICE IS HEREBY GIVEN that the 2024 Annual Meeting of the Shareholders of Cummins Inc. will be held virtually on Tuesday, May 14, 2024, at 11:00 a.m. Eastern Time, for the following purposes:

1. to elect the eleven nominees named in the attached proxy statement as directors for the ensuing year;
2. to consider an advisory vote on the compensation of our named executive officers;
3. to ratify the appointment of PricewaterhouseCoopers LLP as our auditors for 2024;
4. to consider a proposal from a shareholder regarding requiring an independent Chairman of the Board;
5. to consider a shareholder proposal regarding linking executive compensation to achieving 1.5°C emissions reductions; and
6. to transact any other business that may properly come before the meeting or any adjournment thereof.

**The Annual Meeting of Shareholders will be held in a virtual meeting format only. You will not be able to attend the Annual Meeting physically.** We believe a virtual meeting allows broader access by our shareholders and other parties without restricting participation while also reducing the environmental impact and cost of conducting the meeting.

Only shareholders of our Common Stock of record at the close of business on March 21, 2024, are entitled to notice of, and to vote at, the meeting.

If you do not expect to be present virtually at the meeting, you are urged to vote your shares by telephone, via the Internet, or by completing, signing and dating the enclosed proxy card and returning it promptly in the envelope provided.

You may revoke your proxy card at any time before the meeting. Except with respect to shares attributable to accounts held in the Cummins Retirement and Savings Plans, any shareholders entitled to vote at the annual meeting who attend the meeting will be entitled to cast their votes electronically during the meeting.

**NICOLE Y. LAMB-HALE,**
Secretary

April 1, 2024

**On April 1, 2024, we will commence mailing the notice of Internet availability of proxy materials, or a proxy statement, proxy card and annual report, to shareholders.**

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2024 ANNUAL SHAREHOLDER MEETING TO BE HELD ON MAY 14, 2024: the Annual Report and Proxy Statement are available at www.proxyvote.com**



14

**DATE**
May 14, 2024



**TIME**
11:00 a.m. Eastern Time



21

**RECORD DATE**
March 21, 2024

### VOTING



**BY THE INTERNET**
Visit the website noted on your proxy card to vote online



**BY TELEPHONE**
Use the toll-free telephone number on your proxy card to vote by telephone



**BY MAIL**
Sign, date, and return your proxy card in the enclosed envelope to vote by mail.

# CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Information provided in this proxy statement that is not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our forecasts, guidance, preliminary results, expectations, hopes, beliefs and intentions on strategies regarding the future. These forward-looking statements include, without limitation, statements relating to our plans and expectations for our revenues, EBITDA and the agreement in principle to settle regulatory proceedings regarding our emissions certification and compliance process for pick-up truck applications (Agreement in Principle). Our actual future results could differ materially from those projected in such forward-looking statements because of a number of factors, including, but not limited to: any adverse consequences resulting from entering into the Agreement in Principle, including required additional mitigation projects, adverse reputational impacts and potential resulting legal actions; increased scrutiny from regulatory agencies, as well as unpredictability in the adoption, implementation and enforcement of emission standards around the world; evolving environmental and climate change legislation and regulatory initiatives; changes in international, national and regional trade laws, regulations and policies; changes in taxation; global legal and ethical compliance costs and risks; future bans or limitations on the use of diesel-powered products; failure to successfully integrate and / or failure to fully realize all of the anticipated benefits of the acquisition of Meritor, Inc.; raw material, transportation and labor price fluctuations and supply shortages; aligning our capacity and production with our demand; the actions of, and income from, joint ventures and other investees that we do not directly control; large truck manufacturers' and original equipment manufacturers' customers discontinuing outsourcing their engine supply needs or experiencing financial distress or change in control; product recalls; variability in material and commodity costs; the development of new technologies that reduce demand for our current products and services; lower than expected acceptance of new or existing products or services; product liability claims; our sales mix of products; climate change, global warming, more stringent climate change regulations, accords, mitigation efforts, greenhouse gas regulations or other legislation designed to address climate change; our plan to reposition our portfolio of product offerings through exploration of strategic acquisitions and divestitures and related uncertainties of entering such transactions; increasing interest rates; challenging markets for talent and ability to attract, develop and retain key personnel; exposure to potential security breaches or other disruptions to our information technology environment and data security; political, economic and other risks from operations in numerous countries including political, economic and social uncertainty and the evolving globalization of our business; competitor activity; increasing competition, including increased global competition among our customers in emerging markets; failure to meet environmental, social and governance (ESG) expectations or standards, or achieve our ESG goals; labor relations or work stoppages; foreign currency exchange rate changes; the performance of our pension plan assets and volatility of discount rates; the price and availability of energy; continued availability of financing, financial instruments and financial resources in the amounts, at the times and on the terms required to support our future business; and other risks detailed from time to time in our SEC filings, including particularly in the Risk Factors section of our 2023 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements made herein are made only as of the date of this proxy statement and we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. More detailed information about factors that may affect our performance may be found in our filings with the SEC, which are available at http://www.sec.gov or at http://www.cummins.com in the Investor Relations section of our website.

Website references and links to websites included in this proxy statement are provided solely for convenience purposes. Content on the websites, including content on our company website, is not, and shall not be deemed to be, part of this proxy statement or incorporated by reference herein.

## TABLE OF CONTENTS



# PROXY STATEMENT FOR 2024 ANNUAL SHAREHOLDERS MEETING

## Generally

We are furnishing this proxy statement in connection with the solicitation by our Board of Directors of proxies to be voted at our 2024 Annual Meeting of Shareholders to be held on Tuesday, May 14, 2024, and at any adjournment thereof, which we refer to as our "Annual Meeting." This proxy statement, together with the enclosed proxy card, is first being made available to our shareholders on or about April 1, 2024.

Holders of our Common Stock of record at the close of business on March 21, 2024 are entitled to vote at the Annual Meeting. On that date there were issued and outstanding 136,758,679 shares of Common Stock, each of which is entitled to one vote on each matter submitted to a shareholder vote at the Annual Meeting.

Each share of Common Stock represented by a properly executed and delivered proxy card will be voted at the Annual Meeting in accordance with the instructions indicated on that proxy card, unless such proxy card has been previously revoked. If no instructions are indicated on a signed proxy card, the shares represented by such proxy card will be voted as recommended by our Board.

A shareholder may revoke his or her proxy card at any time before the Annual Meeting by delivering to our Secretary written notice of such revocation. This notice must include the number of shares for which the proxy card had been given and the name of the shareholder of such shares as it appears on the stock certificate(s), or in book entry form on the records of our stock transfer agent and registrar, Broadridge Corporate Issuer Solutions, Inc., evidencing ownership of such shares. In addition, except with respect to shares attributable to accounts held in the Cummins Retirement and Savings Plans (the "Cummins RSPs"), any shareholder who has executed a proxy card but is present virtually at the Annual Meeting will be entitled to cast his or her vote electronically instead of by proxy card, thereby canceling the previously executed proxy card.

Participants in the Cummins RSP who hold shares of Common Stock in their account and provide voting instructions to the trustee with respect to such shares will have their shares voted by the trustee as instructed. Such participants will be considered named fiduciaries with respect to the shares allocated to their accounts solely for purposes of this proxy solicitation. If no voting instructions are provided, shares held in the accounts will be voted in the same manner and proportion as shares with respect to which valid voting instructions were received. Any instructions received by the trustee from participants regarding their vote shall be confidential. Cummins RSP participants may attend the Annual Meeting virtually but cannot vote the shares in their Cummins RSP accounts at the Annual Meeting.

## Information About the Virtual Annual Meeting

### ATTENDANCE AND PARTICIPATION

Our virtual Annual Meeting will be conducted on the Internet via live webcast. You will be able to participate online and submit your questions during the Annual Meeting by visiting www.virtualshareholdermeeting.com/CMI2024. Shareholders will be able to vote their shares electronically during the Annual Meeting. We believe a virtual meeting allows broader access by our shareholders and other parties without restricting participation while also reducing the environmental impact and cost of conducting the meeting.

To participate in the Annual Meeting, you will need the 16-digit control number included on your proxy card or your voting instruction form. The Annual Meeting will begin promptly at 11:00 a.m. Eastern Time. We encourage you to access the Annual Meeting prior to the start time. Online access will begin at 10:45 a.m. Eastern Time.

The virtual Annual Meeting platform is fully supported across browsers (Edge, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. Participants should ensure they have a strong

Internet connection wherever they intend to participate in the Annual Meeting. Participants should also allow plenty of time to log in and ensure that they can hear streaming audio prior to the start of the Annual Meeting.

## QUESTIONS

Following adjournment of the formal business of the Annual Meeting, the Chair and Chief Executive Officer (CEO), Jennifer Rumsey, will give a presentation about the company's business. At the conclusion of this presentation, the company will address appropriate general questions from shareholders regarding the company. We may also respond to questions on an individual basis or by posting answers on our Investor Relations website after the meeting. Shareholders eligible to vote may submit questions to the CEO by logging into the virtual meeting platform at www.virtualshareholdermeeting.com/CMI2024, typing a question into the "Ask a Question" field, and clicking "Submit." Your question or comment should be addressed to the CEO, who will either respond or refer it to others as appropriate. Time permitting, the CEO will attempt to answer as many questions as possible. It will help us if questions are succinct and cover only one topic per question. Questions from multiple shareholders on the same topic or that are otherwise related may be grouped, summarized and answered together. If there are any matters of individual or personal concern to a shareholder and not of general concern to all shareholders, or if a question posed was not otherwise answered, such matters may be raised separately after the Annual Meeting by contacting Investor Relations at www.cummins.com. Recording of the Annual Meeting is prohibited. A webcast playback, including responses to shareholder questions, will be available at www.virtualshareholdermeeting.com/CMI2024 24 hours after the completion of the meeting.

## TECHNICAL DIFFICULTIES

Technical support, including related technical support phone numbers, will be available on the virtual meeting platform at www.virtualshareholdermeeting.com/CMI2024 beginning at 10:45 a.m. Eastern Time on May 14, 2024 through the conclusion of the Annual Meeting.

**IMPORTANT: If you hold your shares in a brokerage account, you should be aware that, due to New York Stock Exchange, or NYSE, rules, if you do not affirmatively instruct your broker how to vote within 10 days prior to our Annual Meeting, your broker will not be permitted to vote your shares (i) for the election of directors; (ii) on the advisory vote on the compensation of our named executive officers; (iii) on the shareholder proposal regarding an independent Chairman of the Board; or (iv) on the shareholder proposal regarding linking executive compensation to achieving 1.5°C emissions reductions. Therefore, you must affirmatively take action to vote your shares at our Annual Meeting. If you do not affirmatively vote your shares, your shares will not be voted (i) for the election of directors; (ii) on the advisory vote on the compensation of our named executive officers; (iii) on the shareholder proposal regarding an independent Chairman of the Board; or (iv) on the shareholder proposal regarding linking executive compensation to achieving 1.5°C emissions reductions.**

# PROXY SUMMARY

This summary highlights selected information contained in this proxy statement, but it does not contain all the information you should consider. We urge you to read the whole proxy statement before you vote. This proxy statement is being made available to shareholders on or about April 1, 2024.

## WE WILL BE VOTING ON THE FOLLOWING MATTERS:

| Agenda Item | Voting Recommendation | More Information |
|---|---|---|
| 1. Election of eleven directors nominated by Cummins' Board | **FOR EACH NOMINEE** | Page 16 |
| 2. Advisory vote on the compensation of our named executive officers | **FOR** | Page 71 |
| 3. Ratification of independent public accountants | **FOR** | Page 72 |
| 4. Shareholder proposal regarding an independent Chairman of the Board | **AGAINST** | Page 76 |
| 5. Shareholder proposal regarding linking executive compensation to achieving 1.5°C emissions reductions | **AGAINST** | Page 80 |

| | | Age | Director Since | Committee Memberships | | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | Audit | Talent and Comp | Finance | Governance | Safety Environment and Tech |
| | **JENNIFER W. RUMSEY** Chair and Chief Executive Officer, Cummins Inc. | 50 | 2022 | | | | | |
| | **GARY L. BELSKE** Retired Deputy Managing Partner and Chief Operating Officer, Ernst & Young | 67 | 2022 | 🔴 | ✓ | | ✓ | |
| | **ROBERT J. BERNHARD** Retired Vice President for Research, University of Notre Dame | 71 | 2008 | ✓ | | | ✓ | ✓ |
| | **BRUNO V. DI LEO** Managing Director, Bearing-North LLC | 67 | 2015 | | | ✓ | ✓ | ✓ |
| | **DANIEL W. FISHER** Chairman and Chief Executive Officer, Ball Corporation | 51 | 2023 | | | ✓ | ✓ | ✓ |
| | **CARLA A. HARRIS** Senior Client Advisor, Morgan Stanley | 61 | 2021 | | ✓ | 🔴 | ✓ | |
| | **THOMAS J. LYNCH** Chairman, TE Connectivity Ltd | 69 | 2015 | | ✓ | ✓ | 🔴 | |
| | **WILLIAM I. MILLER** President, The Wallace Foundation | 67 | 1989 | ✓ | 🔴* | | ✓ | |
| | **KIMBERLY A. NELSON** Retired Senior Vice President, External Relations, General Mills, Inc. | 61 | 2020 | ✓ | | | ✓ | ✓ |
| | **KAREN H. QUINTOS** Retired Chief Customer Officer, Dell Technologies Inc. | 60 | 2017 | ✓ | | | ✓ | 🔴** |
| | **JOHN H. STONE** President and Chief Executive Officer, Allegion plc | 53 | 2024 | ✓ | | | ✓ | ✓ |

 Chair   ✓ Member

---

\*     Cummins expects that Mr. Miller will assume the role of Chair of the Talent Management and Compensation Committee immediately following the Annual Meeting.

\*\*    Cummins expects that Ms. Quintos will assume the role of Chair of the Safety, Environment and Technology Committee immediately following the Annual Meeting.

# Our 2023 Performance*

In 2023, our revenues reached a record $34.1 billion, an increase of 21 percent from the prior year. Sales in North America increased 22 percent and international revenues increased 20 percent. We saw strong global demand across most key regions and markets, particularly North America truck and global power generation, and slow economic recovery in China. Supply chain constraints improved throughout the year but continued to limit the industry's collective ability to meet end-user demand. We leveraged our global footprint to meet the needs of our customers and delivered solid operational performance, resulting in record sales and operating cash flow in 2023.

In the fourth quarter of 2023, we recorded a one-time charge of $2.04 billion related to the previously disclosed Agreement in Principle to settle regulatory claims from the U.S. Environmental Protection Agency (EPA) and the California Air Resources Board (CARB) regarding our emissions certification and compliance process for certain engines primarily used in pick-up truck applications.

Earnings per diluted share (EPS) were $5.15, down from $15.12 in 2022. Adjusted EPS was $19.69 in 2023, an increase from $16.29 in 2022. 2023 adjusted EPS excludes the impact of the Agreement in Principle ($13.78 per diluted share), costs associated with the planned separation of Atmus ($0.54 per diluted share), and costs associated with voluntary restructuring actions ($0.22 per diluted share). 2022 adjusted EPS excludes the impact of costs related to the indefinite suspension of operations in Russia ($0.72 per diluted share) and the costs related to the separation of the Filtration business ($0.45 per diluted share).

Key business highlights include:

| Net Income | | |
|---|---|---|
| | GAAP | Adjusted* |
| **2023** | **$735M** | **$2.8BN** |
| 2022 | $2.2BN | $2.3BN |

| Adjusted EBITDA* |
|---|
| **2023: $5.2BN (15.3% of sales)** |
| 2022: $4.0BN (14.2% of sales) |

| Return on Invested Capital (ROIC) | | |
|---|---|---|
| | GAAP | Adjusted* |
| **2023** | **6%** | **17%** |
| 2022 | 15% | 16% |

| Cash From Operations |
|---|
| **2023: $4.0BN** |
| 2022: $2.0BN |

| Total Shareholder Return (Annual Average) |
|---|
| **3-year period ending in 2023: 14%** |
| 3-year period ending in 2022: 13% |

| Return on Average Net Assets (ROANA) | | |
|---|---|---|
| | GAAP | Adjusted* |
| **2023** | **18%** | **29%** |
| 2022 | 25% | 26% |

---

\*     See Appendix A for reconciliation of GAAP to non-GAAP measures referenced in this section.

# Composition of the Board

## BOARD INDEPENDENCE AND DIVERSITY

Our Board represents a balance of longer-tenured members with in-depth knowledge of our business and newer members who bring valuable additional attributes, skills and experience. Stephen B, Dobbs and Georgia R. Nelson will be retiring from the Board and not standing for reelection at our Annual Meeting. Accordingly, our Board will consist of 11 directors following the conclusion of the Annual Meeting. Ten of our eleven director nominees are independent and provide strong oversight of our long-term strategy. We believe that directors with different backgrounds and experiences makes our boardroom and our company stronger.

**DIVERSITY**



4 of 11 are female



2 of 11 are ethnically diverse

**DIRECTOR INDEPENDENCE**



10 of 11 are independent

## QUALIFICATIONS, SKILLS AND EXPERIENCE

Our Board embodies a broad and diverse set of qualifications, skills and experiences as illustrated below.

 **Automotive and Transportation**

**2** out of 11



 **Government**

**2** out of 11



 **Sales/ Marketing**

**5** out of 11



 **Manufacturing**

**9** out of 11



 **International**

**9** out of 11



 **Financial**

**6** out of 11



 **Technology**

**7** out of 11



 **Academics**

**1** out of 11



# Corporate Governance Highlights

We long have believed that good corporate governance is important in ensuring that we are managed for the long-term benefit of our shareholders.

**Board Leadership**

- Annual assessment and determination of Board leadership structure
- Lead Director has a strong role and significant governance duties, including serving as Chair of the Governance & Nominating Committee and of all executive sessions of independent directors

**Board Accountability**

- All directors are elected annually via majority voting standard
- Our Board has adopted proxy access, shareholder right to call special meetings, and shareholder right to amend by-laws

**Board Evaluation and Effectiveness**

- Board evaluation process led by Lead Director and facilitated by either Lead Director, Chief Legal Officer or third party (at discretion of Lead Director); facilitator schedules feedback call with each Board member annually; recommends any improvements or enhancements derived from evaluations
- Annual feedback and evaluation session by each Committee Chair with its members on Committee performance; recommends any Committee improvements or enhancements

**Board Oversight of Risk & ESG**

- Our Board and its Committees exercise robust oversight of the company's enterprise risk management program with dedicated time to review the top tier risks at every regular Board meeting
- Our Board or its Committees review ESG strategies, risks and progress with dedicated time at every regular Board meeting

**Shareholder Engagement**

- Board members routinely meet with top shareholders for conversations focused on our Board's skill set and refreshment and its oversight of a variety of topics including company strategy, growth, risk management, governance and ESG issues

**Board Refreshment and Diversity**

- 9 new directors added to Board since 2015
- Director nominees represent diverse perspectives, including 4 female director nominees and 2 African-American director nominees

# 2023 Recognition Highlights

Our practices and policies have earned Cummins recognition on a range of issues.

| | |
|---|---|
| NAMED TO THE 2023 S&P DOW JONES INDICES OF THE **WORLD'S MOST SUSTAINABLE COMPANIES** FOR A THIRD CONSECUTIVE YEAR AND TO THE GROUP'S 2023 NORTH AMERICAN INDEX FOR A 17TH CONSECUTIVE YEAR. | RANKED NO. 49 IN THE WALL STREET JOURNAL'S 2023 MANAGEMENT TOP 250 RANKING |
| NAMED TO JUST CAPITAL'S RANKING OF **AMERICA'S MOST JUST COMPANIES IN 2023** | ONE OF 66 COMPANIES ON **AMERICA'S TOP CORPORATIONS FOR WOMEN'S BUSINESS ENTERPRISES** IN 2023 |
| RANKED NO. 3 IN THE AUTOMOTIVE AND COMPONENTS INDUSTRY IN **NEWSWEEK'S ANNUAL RANKING OF AMERICA'S MOST RESPONSIBLE COMPANIES** | RECEIVED 2023 ENERGY MANAGEMENT INSIGHT AWARD FROM THE **CLEAN ENERGY MINISTERIAL** |

# Executive Compensation

## ADVISORY VOTE ON EXECUTIVE COMPENSATION

Our long-term success depends on our ability to attract, motivate, focus and retain highly talented individuals committed to Cummins' vision, strategy and corporate culture. To that end, our executive compensation program is designed to link our executives' pay to their individual performance, to Cummins' annual and long-term performance and to successful execution of Cummins' business strategies. We also use our executive compensation program to encourage high-performing executives to remain with us over the course of their careers.

We believe the compensation packages for our Named Executive Officers reflect their extensive management experience, continued high performance, and exceptional service to Cummins. We also believe our compensation strategies have been effective in attracting executive talent and promoting performance and retention.

## EXECUTIVE COMPENSATION PRINCIPLES

We believe the level of compensation received by executives should be closely tied to our corporate financial and stock price performance. This principle is apparent in the design of our executive compensation program and in the specific compensation packages we award.

In addition to aligning our executives' pay with performance, we follow several other principles when designing and implementing our executive compensation program.

- market positioning
- short-term/long-term mix

- pay at risk
- retention

- simple and transparent
- alignment with shareholders' interests

## EXECUTIVE COMPENSATION ELEMENTS

| Compensation Element | Form of Payment | Performance Metrics | Rationale |
|---|---|---|---|
| **Base salary** | Cash | Individual Performance | Market-based to attract and retain skilled executives. Designed to recognize scope of responsibility, individual performance and experience. |
| **Annual bonus** | Cash | Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) weighted at 70% and Operating Cash Flow weighted at 30% | EBITDA and Operating Cash Flow provide a focus on profitable growth and working capital management across the company, which are critical to sustaining the level of investment necessary to position us for future growth |
| **Long-term incentive compensation** | Performance cash (30%) and Performance shares (70%) | Return on Invested Capital (ROIC), weighted at 80% and EBITDA, weighted at 20% over a three-year period | ROIC and EBITDA provide an incentive for profitable growth and correlate well with shareholder value. |

## TARGET COMPENSATION MIX

We believe the compensation of our most senior executives should be based on Cummins' overall performance. Every executive's pay is tied to the same financial metrics and a significant amount of their pay is incentive-based and therefore at risk.

TARGET TOTAL DIRECT COMPENSATION MIX — FISCAL YEAR 2023


11%
Salary
70%
Long-Term
Incentive (LTI)
JENNIFER RUMSEY,
CHAIR AND CEO
19%
Annual
Bonus
PERFORMANCE LINKED 89%
24%
Salary
50%
Long-Term
Incentive (LTI)
OTHER NEOS AS A
GROUP (AVERAGE)*
26%
Annual
Bonus
PERFORMANCE LINKED 76%

* Mr. Tom Linebarger is excluded from the other NEO average since he retired in July 2023.

# CORPORATE GOVERNANCE

We long have believed that good corporate governance is important in ensuring that we are managed for the long-term benefit of our shareholders. We regularly engage with our shareholders to understand their expectations. We also benchmark our governance structure and policies against industry best practices and the practices of other comparable public companies. Our corporate governance principles, charters for each of our Board's Audit, Talent Management and Compensation and Governance and Nominating Committees, our code of business conduct and our by-laws, along with certain other corporate governance documents, are available on our website, www.cummins.com, and are otherwise available in print to any shareholder who requests them from our Secretary.

## Corporate Governance Overview

### Director Independence
- 10 of 11 director nominees are independent
- 5 fully independent Board Committees: Audit; Talent Management & Compensation; Governance & Nominating; Finance; and Safety, Environment & Technology

### Board Leadership
- Annual assessment and determination of Board leadership structure
- Annual election of independent Lead Director whenever Chairperson/CEO roles are combined or when the Chairperson is not independent
- Lead Director has a strong role and significant governance duties, including serving as Chair of the Governance & Nominating Committee and of all executive sessions of independent directors

### Board Accountability
- Annual election of all directors via majority voting standard
- Shareholder right to call special meetings (10% of voting power threshold)
- Proxy access for director nominees available to a shareholder, or group of up to 20 shareholders, holding a total of at least 3% of our common stock for at least 3 years
- Shareholder right to unilaterally amend the by-laws (upon a majority vote)

### Board Evaluation and Effectiveness
- Detailed Board and Committee evaluation process coordinated by our Lead Director and Governance and Nominating Committee Chair
- Board evaluation process led by Lead Director and facilitated by either Lead Director, Chief Legal Officer or third party (at discretion of Lead Director); facilitator schedules feedback call with each Board member annually; recommends any improvements or enhancements derived from evaluations
- Annual feedback and evaluation session by each Committee Chair with its members on Committee performance; recommends any Committee improvements or enhancements
- Annual two-way feedback and evaluation sessions by Chairperson with each director
- Annual independent director evaluation of Chairperson and CEO

### Board Oversight of Risk and ESG
- The Board and its Committees exercise robust oversight of the company's enterprise risk management program with dedicated time at every regular Board meeting
- Top tier risks are assigned to members of the Cummins Leadership Team
- Board and its Committees provide strong oversight of ESG risks and opportunities including at least one annual review by full Board of ESG strategy and challenges and detailed reviews in the designated committees

### Shareholder Engagement
- Board members routinely meet with top shareholders for conversations focused on our Board's skill set and refreshment and its oversight of a variety of topics including company strategy, growth, risk management, governance and ESG issues

### Board Refreshment and Diversity
- 9 new directors added to Board since 2015
- Director nominees represent diverse perspectives, including 4 female director nominees and 2 African-American director nominees
- Goal of rotating Committee assignments every 3 to 5 years
- Mandatory director retirement age

### Director Engagement
- All of the directors attended 75% or more of the aggregate number of meetings of our Board and the Committees on which they served during 2023
- Limits on director/CEO membership on other public company boards
- Our directors routinely visit company locations without our CEO present to interact directly with managers and employees; in 2018-2019, individual directors visited 13 different locations in China, India, Australia and the United States; we suspended these in-person visits in 2020 and 2021 due to the ongoing global pandemic, except that one of our directors visited Spain in 2021 for the launch of a new company partnership. In 2022, 6 individual directors visited 4 different locations in the United States, and in 2023, 9 individual directors visited 6 different locations in China, Canada, and the United States.

### Clawback and Anti-Hedging Policies
- Clawback policy requires us to recover certain incentive-based compensation in the event of certain financial restatements and permits us to recover compensation (other than base salary) if there is a material restatement resulting from the fraudulent actions of any officer or if an officer engages in certain types of misconduct causing significant reputational or financial harm
- Directors and officers prohibited from engaging in any pledging, short sales or hedging investments involving our common stock

# Additional Governance Features

## Director Selection and Board Refreshment

It is a top priority of our Board and our Governance and Nominating Committee that our directors have the skills, background and values to effectively represent the long-term interests of our shareholders and other stakeholders. Throughout the year, our Board reviews a matrix of the qualifications, skills and experience that we believe our Board needs to have and discusses whether there are any gaps that need to be filled that will improve our Board's performance. We assess potential new director candidates in light of the matrix and whether they possess the qualifications, skills and experience needed by our Board. When we identify potential new director candidates, we review extensive background information compiled by our professional search firm, evaluate their references, consider their prior board experience and conduct virtual and in-person interviews.

We also focus on board refreshment because we believe that new perspectives and ideas are essential for an innovative and strategic board. Since 2015, we have added nine new directors to our Board. Director nominees also represent diverse perspectives, including four female director nominees and two African-American director nominees.

The Governance and Nominating Committee routinely reviews the Board's committee assignments with a goal of rotating membership on committees every three to five years. The committee assignments with regard to our directors appointed prior in or before 2020 were most recently rotated in May 2020. Our Board will continue to review and refresh the skills, qualifications and experiences that our Board needs to have to serve the long-term interests of our shareholders.

As required by our corporate governance principles, our Governance and Nominating Committee must recommend director nominees such that our Board is comprised of a substantial majority of independent directors and possesses a variety of experience and backgrounds, including those who have substantial experience in the business community, those who have substantial experience outside the business community (such as public, academic or scientific experience) and those who will represent our stakeholders as a whole rather than special interest groups or individual constituencies.

Each candidate must have sufficient time available to devote to our affairs and be free of any conflict of interest that would violate any applicable law or regulation or interfere with the proper performance of his or her responsibilities, including being able to represent the best long-term interests of all of our shareholders and other stakeholders. Each candidate also should possess substantial and significant experience that would be of particular importance to us in the performance of his or her duties as a director. The Committee does not intend to alter the manner in which it evaluates candidates, including the foregoing criteria, based on whether or not the candidate was recommended by a shareholder.

## Importance of Diversity

One of our core values is diversity, equity and inclusion. In evaluating candidates for our Board, our Governance and Nominating Committee considers only potential directors who share this value, as well as our other core values of integrity, caring, excellence and teamwork. As reflected in our corporate governance principles, we are committed to equal employment opportunities in assembling our Board. We believe that directors with different backgrounds and experiences make our boardroom and our company stronger. As our Committee considers possible directors, it seeks out candidates who represent the diverse perspectives of all of our stakeholders. We believe our Board has been effective in assembling a highly-qualified, diverse group of directors. Our slate of director nominees for this Annual Meeting has four female director nominees and two African-American director nominees. We will continue to identify opportunities to enhance our Board diversity as we consider future candidates.

- We believe that directors with different backgrounds and experiences makes our boardroom and our company stronger.
- Our slate of director nominees for this Annual Meeting has four female director nominees and two African-American director nominees

# Shareholder Outreach

We believe that meaningful corporate governance should include regular conversations between our directors and our shareholders. Our Board members routinely meet with shareholders for conversations focused on our Board's skill set and refreshment and its oversight of a variety of topics, including company strategy, growth, risk management and ESG issues. In addition, our Chief Legal Officer and Corporate Secretary held discussions in 2023 with several top investors to capture their input on governance matters and practices, including our investor relations team and/or ESG team, as appropriate, for each discussion. We capture the feedback from these sessions and present it to the full Board for its consideration.

# Succession Planning

CEO and leadership succession planning is one of our Board's most important responsibilities. Many times throughout the year, our full Board discusses succession planning for our CEO and other critical leaders of the company. At least once a year, our Board dedicates itself to examining the succession plans for our complete leadership team.

# Sustainability and ESG

Sustainability is not new to Cummins. For several decades both sustainability and efforts related to environmental, social, and governance (ESG) issues have been critical elements of our long-term business and growth strategies. Well before "ESG" entered the general lexicon, Cummins was focused on producing engines that reduced the environmental impact, supported healthier communities, and embraced diversity and inclusion among our values. With these principles embedded in everything we do, our ESG strategy is our business strategy. With the support and oversight of our Board, we continue our focus on sustainability which includes our efforts related to ESG. We ensure Board oversight of our top ESG risks and opportunities in the following committees depending upon the topic: Talent Management and Compensation Committee; Safety, Environmental and Technology Committee; Audit Committee and the Governance and Nominating Committee. We also review the ESG Strategy and progress

with the full Board at least once per year. The company's Executive Director, Global Risk, provides accountability over ESG strategic direction and serves as a primary point of contact for the Board and the Cummins executive management team. Below is a summary of our achievements over the past 12 months:

| 2023 ESG ACHIEVEMENTS |
| --- |

- In 2023, the company introduced, Accelera™ by Cummins, a new brand for its New Power business. Accelera provides a diverse portfolio of zero-emissions solutions for many of the world's most vital industries empowering customers to accelerate their transition to a sustainable future.
- Accelera by Cummins, Daimler Trucks & Buses, PACCAR and EVE Energy announced a joint venture in September to accelerate and localize battery cell production and the battery supply chain in the United States. The planned joint venture will manufacture battery cells for electric commercial vehicles and industrial applications.
- Cummins Inc. and Knight Transportation, Inc. announced that the industry's largest full truckload company has successfully tested Cummins' new X15N engine, using renewable natural gas to realize reductions in nitrous oxides and greenhouse gas without compromising performance. The X15N, which will launch in North America in 2024, is the first natural gas engine to be designed specifically for heavy-duty and on-highway truck applications.
- In 2023, Accelera powered North America's first green hydrogen passenger train.
- Cummins committed to investing more than $1B across our U.S. engine manufacturing network to support the industry's first fuel agnostic engine platforms; unveiled the X10 fuel agnostic series, launching in North America in 2026.

- We continued to deliver on our commitment to our communities and have achieved a global Every Employee Every Community (EEEC) participation rate of 79% for the full year, surpassing our target of 75%. This represents over 61,000 Cummins employees across the world who volunteered 343,000 hours, organized 11,000 community events, and partnered with 3,300 nonprofits.
- Cummins is net water positive in three of seven major regions (Latin America, India and AsiaPac), a significant step toward our PLANET 2050 goal of being net water positive in all major regions by 2030.
- Cummins expanded Cummins Advocating for Racial Equity (CARE) program to include the Latino community in the U.S.

- In 2023 the company assembled the most diverse Cummins Leadership Team and Board of Directors in our company's history, including the company's first female Board Chairperson.
- The Board was recognized for its continued advancement of the company's Diversity, Equity, and Inclusion ("DEI") efforts, receiving the prestigious 2023 NACD DEI Award and being designated one of the 100 Best Corporate Citizens among the 1,000 largest U.S. public companies.

Because of our successful execution of our business strategies in 2023, Cummins received multiple rewards and recognition including maintaining our ESG rating at AAA, the highest rating possible, by Morgan Stanley Capital International (MSCI). The rating accompanied other strong ratings for environmental, social and governance excellence, including: S&P Dow Jones Sustainability World Index, a prestigious recognition of global sustainability leaders representing the top 10% of the largest 2,500 companies in the S&P Global Broad Market Index in addition to the S&P Dow Jones Sustainability North America Index and ranked No. 49 on The Wall Street Journal's 2023 Management Top 250, a ranking that evaluates America's largest publicly traded companies in five key areas.

To learn more about the company's sustainability efforts, go to the company's ESG web page at https://www.cummins.com/company/esg. Websites disclosed herein are not incorporated into this proxy statement by reference.

# Independence

Ten of our eleven director nominees qualify as independent directors within the meaning of the rules adopted by the Securities and Exchange Commission, or SEC, and the corporate governance standards for companies listed on the NYSE. Our Board has adopted independence standards that meet or exceed the independence standards of the NYSE, including categorical standards to assist the Governance and Nominating Committee and our Board in evaluating the independence of each director. The categorical standards are included in our corporate governance principles, which are available on our website at www.cummins.com. A copy also may be obtained upon written request.

Following a discussion and applying the standards referenced above, the Governance and Nominating Committee of our Board determined that all director nominees standing for election, except Jennifer W. Rumsey, our Chair and Chief Executive Officer, qualify as independent. Based on the recommendation of the Committee, our full Board approved this conclusion.

# Leadership Structure

Our corporate governance principles describe in detail how our Board must conduct its oversight responsibilities in representing and protecting our company's stakeholders. As stated in the principles, our Board has the freedom to decide whom our Chairperson and Chief Executive Officer should be based solely on what it believes is in the best interests of our company. The roles of our Chairperson and Chief Executive Officer were combined in August 2023, when Ms. Rumsey was elected Chairperson of the Board following Mr. Linebarger's resignation as Chairperson of the Board and Executive Chairperson. Currently, our Board believes it is in the best interests of our company for the roles of our Chairperson and Chief Executive Officer to be combined and to continue to appoint a Lead Director from among our independent directors.

Our Board believes that this leadership structure currently assists our Board in creating a unified vision for our company, streamlines accountability for our performance and facilitates our Board's efficient and effective functioning.

Our Board evaluates its policy on whether the roles of our Chairperson of the Board and Chief Executive Officer should be combined on an annual basis. In doing so, our Board considers the skills, experiences and qualifications of our then-serving directors (including any newly elected directors), the evolving needs of our company, how well our leadership structure is functioning and the views of our shareholders.

Based on its review of our leadership structure, our Board continues to believe that Ms. Rumsey, our Chief Executive Officer, is the person best qualified to serve as our Chairperson of the Board given her history in executive positions with our company and her skills and experience in the industries in which we operate. Thomas J. Lynch is our independent Lead Director. Mr. Lynch was selected for this position because of his service on our Board since 2015 and his leadership positions in the public and private sector. Mr. Lynch is actively involved in setting and approving the Board's agendas and focus and works to create a collaborative atmosphere that leverages the strengths of our diverse Board and encourages directors to actively question management when necessary and seeks to ensure that our Board is receiving the information necessary to complete its duties. The Lead Director also regularly meets with other directors and members of senior management outside of the regularly scheduled Board meetings to ensure that our Board is functioning effectively and to identify areas of potential improvement.

## OUR LEAD DIRECTOR'S RESPONSIBILITIES INCLUDE:

**SERVING** as Chair of the Governance and Nominating Committee;

**CONFERRING** with the Chairperson on, and approving, Board meeting agendas and meeting schedules to assure there is sufficient time for discussion of all agenda items;

**CALLING AND PRESIDING** over all meetings of the Board at which the Chairperson is not present, including executive sessions of independent directors and communicating feedback on executive sessions to the Chairperson;

**LEADING** the annual performance reviews of the Chief Executive Officer and the Board;

**ENSURING** that there is open communication between our independent directors and the Chairperson and other management members;

**BEING AVAILABLE**, when deemed appropriate by the Board, for consultation and direct communication with shareholders;

**REVIEWING**, at his or her discretion, information to be sent to the Board; and

**CONFERRING** with the Chairperson on other issues of corporate importance, as appropriate.

# Risk Oversight

Our Board and its committees are involved on an ongoing basis in the oversight of our material enterprise-related risks. The company has a mature enterprise risk management program that identifies, categorizes and analyzes the relative severity and likelihood of the various types of material enterprise-related risks to which we are or may be subject. The company has an executive risk council, comprised of the Senior Vice President, Vice-President – Chief Financial Officer, Vice President and Chief Legal Officer, Vice President – Corporate Strategy and Vice President and Chief Administrative Officer that meets quarterly with our Executive Director, Global Risk to review and update our material enterprise-related risks and mitigation plans for each. We assign ownership of our most significant enterprise risks to a member of our executive management team. The Executive Director, Global Risk oversees enterprise risk management and sets the strategic direction for and the coordination of ESG and sustainability efforts of the company.

Our Board, Audit Committee, Finance Committee, Talent Management and Compensation Committee, Governance and Nominating Committee and Safety, Environment and Technology Committee receive periodic reports and information directly from our senior leaders who have functional responsibility for the mitigation of our enterprise risks. Our Board and/or its appropriate committees then review such information, including management's proposed mitigation strategies and plans, to monitor our progress on mitigating the risks. For example, to oversee the company's work to mitigate cybersecurity risks, we have identified separate risks for enterprise cybersecurity and product cybersecurity. The Audit Committee provides primary oversight for enterprise cybersecurity while the Safety, Environment and Technology Committee provides oversight of product cybersecurity. Our Executive Director, Global Risk and our global cybersecurity leader meet regularly with the Board and its committees to review relevant areas including:

- Review of a cybersecurity dashboard to track key metrics of the information security/cybersecurity program,

- The purchase of cybersecurity risk insurance to mitigate exposure to the company, and

- Metrics of the company's training and compliance program on information security and awareness of cyber risk.

Additionally, the Board and its Committees provide oversight of the company's ESG risks and opportunities, including at least one annual review by our full Board of ESG strategy and challenges. The designated committees undertake detailed reviews of specific ESG risks and opportunities. For example, our Safety, Environment and Technology Committee provides primary oversight for environmental risks and opportunities and our Audit Committee provides oversight of the data integrity of ESG-related disclosures. Our Board or its Committees review ESG strategy, risks and progress with dedicated time at every regular Board meeting. We believe that our Board's current leadership structure effectively supports the risk oversight function of our Board based on the level of independence, qualifications, diversity and skills of its members.

# Board of Directors and Committees

Our Board held 9 meetings during 2023. All of the directors attended 75% or more of the aggregate number of meetings of our Board and the committees on which they served that were held during the periods in which they served. The non-employee members of our Board also met in executive session without management present as part of each regular meeting. Thomas J. Lynch, our current Lead Director, presided over these sessions.

Under our corporate governance principles, our Board has established six standing committees, with five of the committees consisting entirely of independent directors. Certain of the principal functions performed by these committees and the members of our Board currently serving on these committees are as follows:

| AUDIT COMMITTEE | KEY RESPONSIBILITIES |
|---|---|
| **Meetings in 2023:** 9<br><br>**Members**<br>Gary L. Belske (Chair)<br>Robert J. Bernhard<br>Stephen B. Dobbs*<br>William I. Miller<br>Georgia R. Nelson**<br>Kimberly A. Nelson<br>Karen H. Quintos<br>John H. Stone | • Oversees the integrity of our financial statements and related financial disclosures and internal controls over financial reporting.<br><br>• Reviews our accounting principles and procedures.<br><br>• Monitors the independence and performance of our external and internal auditors.<br><br>• Exercises oversight of the company's guidelines and policies concerning risk assessment and enterprise risk management, and, at least annually, reviews an enterprise risk management report and periodically reviews the status of risk areas for which it has oversight responsibility.<br><br>• Oversees the company's compliance with its ethics policies and legal and regulatory requirements.<br><br>All members are independent directors as defined under our independence criteria, SEC rules and NYSE listing standards, including those specifically applicable to audit committee members. Our Board has determined that Mr. Belske is an "audit committee financial expert" for purposes of the SEC's rules and all members are financially literate for the purposes of the NYSE's rules. |

## TALENT MANAGEMENT AND COMPENSATION COMMITTEE

**Meetings in 2023:** 8

**Members**
Georgia R. Nelson (Chair)**
Gary L. Belske
Carla A. Harris
Thomas J. Lynch
William I. Miller

### KEY RESPONSIBILITIES

- Reviews and approves the company's compensation philosophy and strategy primarily for the Board and the officers of the company and others as the committee may designate from time to time.

- Reviews and oversees the company's strategies for and enterprise risks related to talent management.

- Assesses talent management policies, programs and processes, including leadership, culture, diversity and inclusion and succession.

- Administers and determines eligibility for, and makes awards under, our incentive plans.

- Establishes goals and approves the compensation for our Chief Executive Officer following a review of her performance, including input from all of the other independent directors.

- Reports annually in the proxy statement regarding the company's executive compensation programs.

- Conducts an annual compensation risk assessment.

All members are independent directors as defined under our independence criteria, SEC rules and NYSE listing standards, including those specifically applicable to compensation committee members. The Talent Management and Compensation Committee engaged Farient Advisors LLC as its independent compensation consultant in 2023 to provide input and advice to the Committee concerning the compensation of our officers and our Board and related matters.

## FINANCE COMMITTEE

**Meetings in 2023:** 3

**Members**
Carla A. Harris (Chair)
Bruno V. Di Leo
Daniel W. Fisher
Thomas J. Lynch

### KEY RESPONSIBILITIES

- Reviews and advises our management and our Board on our financial strategy pertaining to our capital structure, creditworthiness, dividend policy, share repurchase policy, and financing requirements.

- Reviews our banking relationships and lines of credit.

- Reviews and advises on financing proposals for acquisitions, partnerships and other alliances of the company.

- Discusses key areas of shareholder interest and feedback on our performance and strategy.

- Monitors our shareholder base and provides counsel on investor relations activity.

All members are independent directors as defined under our independence criteria, SEC rules and NYSE listing standards.

## GOVERNANCE AND NOMINATING COMMITTEE

**Meetings in 2023:** 5

**Members**
Thomas J. Lynch (Chair)
Gary L. Belske
Robert J. Bernhard
Bruno V. Di Leo
Stephen B. Dobbs*
Daniel W. Fisher
Carla A. Harris
William I. Miller
Georgia R. Nelson**
Kimberly A. Nelson
Karen H. Quintos
John H. Stone

### KEY RESPONSIBILITIES

- Reviews and makes recommendations to our Board with respect to its membership, size, composition, procedures and organization.

- Identifies potential director candidates to ensure the Board is composed of well qualified and diverse candidates to oversee the company; engages a professional search firm to identify potential director candidates based on criteria selected by the Committee; and interviews identified candidates.

- Ensures the Board has a robust process for evaluating its performance and the performance of its committees and individual directors, including the use of a third-party consultant, as needed to facilitate feedback among Board members.

- Ensures the Board is providing effective ongoing director education and new director orientation.

All members are independent directors as defined under our independence criteria, SEC rules and NYSE listing standards.

| **SAFETY, ENVIRONMENT AND TECHNOLOGY COMMITTEE** | **KEY RESPONSIBILITIES** |
|---|---|
| **Meetings in 2023:** 5 | • Reviews the company's safety program with an emphasis on employee, workplace and product safety. |
| **Members** Stephen B. Dobbs (Chair)* Robert J. Bernhard Bruno V. Di Leo Daniel W. Fisher Kimberly A. Nelson Karen H. Quintos John H. Stone | • Reviews the company's progress on its major sustainability initiatives from Planet 2050 and the environmental management of our facilities and operations. • Reviews our Destination Zero initiative and key technology developments that may impact product competitiveness for both core and new business areas. • Reviews public policy developments, strategies, enterprise risks and positions taken by us with respect to safety, environmental and technological matters that significantly impact us or our products. • Reviews product and service quality performance and guides our strategies and improvement initiatives. |

*\* As noted above, Mr. Dobbs will retire from the Board effective at the conclusion of the Annual Meeting. Cummins expects that Ms. Quintos will assume the role of Chair of the Safety, Environment and Technology Committee immediately following the Annual Meeting.*

*\*\* As noted above, Ms. Nelson will retire from the Board effective at the conclusion of the Annual Meeting. Cummins expects that Mr. Miller will assume the role of Chair of the Talent Management and Compensation Committee immediately following the Annual Meeting.*

# Executive Committee

The current members of our Executive Committee are Jennifer Rumsey (Chair), Thomas J. Lynch and William I. Miller. Our Executive Committee is authorized to exercise the powers of our Board in the management and direction of our business and affairs during the intervals between meetings of our Board. It also acts upon matters specifically delegated to it by our Board. Our Executive Committee did not meet during 2023.

# Shareholder Nominations

Shareholder director candidate recommendations, including biographical information as to the proposed candidate and a statement from the shareholder as to the qualifications and willingness of such person to serve on our Board, along with the required disclosures set forth in our by-laws, must be properly and timely submitted in writing to our Secretary, as further described below. Any shareholder entitled to vote for the election of directors at a meeting may nominate a person or persons for election as directors only if written notice of such shareholder's intent to make such nominations is given, either by personal delivery or by mail, postage prepaid, to the Secretary of our company not later than 160 days in advance of the originally scheduled date of such meeting (provided, however, that if the originally scheduled date of such meeting is earlier than the anniversary of the date of the previous year's annual meeting, such written notice may be so given and received not later than the close of business on the 10th day following the date of the first public disclosure, which may include any public filing by us with the SEC, of the originally scheduled date of such meeting).

Each notice required by our by-laws must be signed manually or by facsimile by the shareholder of record and must set forth the information required by our by-laws, including (i) the name and address, as they appear on our books, of the shareholder who intends to make the nomination and of any beneficial owner or owners on whose behalf the nomination is made; (ii) a representation that the shareholder is a holder of record of shares of our Common Stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) certain other information regarding the shareholder and its interests in our company; (iv) the name, age, business address and residential address of each nominee proposed in such notice; (v) the principal occupation or employment of each such nominee; (vi) the number of shares of our capital stock that are owned of record or beneficially by each such nominee; (vii) with respect to each nominee for election or reelection to our Board, a completed and signed questionnaire, representation and agreement described in our by-laws; (viii) such other information regarding each nominee proposed by such shareholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had each nominee been nominated, or intended to be nominated, by our Board; (ix) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, including all arrangements or understandings pursuant to which the nominations are being made, between or among such shareholder and beneficial owner, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or any other person or persons (naming such person or persons), on the other hand; and (x) the written consent of each nominee to serve as a director if so elected.

The deadline for receiving any written notice of a shareholder's intent to make a nomination with respect to the Annual Meeting was the close of business on December 6, 2023, which was 160 days in advance of the Annual Meeting (which is typically held on the second Tuesday of each May). We received no such qualifying nominations before this deadline with respect to the Annual Meeting.

In order for shareholders to give timely notice of director nominations at our 2025 annual meeting of shareholders for inclusion on a universal proxy card under Rule 14a-19 of the Exchange Act, notice must be submitted by the same deadline as disclosed above under the procedures for Shareholder director candidate recommendations set forth in our by-laws and must also include the information in the notice required by our by-laws and by Rule 14a-19 of the Exchange Act.

# Communication with the Board of Directors

Shareholders and other interested parties may communicate with our Board, including our Lead Director and other non-management directors, by sending written communication to the directors c/o our Secretary, 301 East Market Street, Indianapolis, Indiana 46204. All such communications will be reviewed by the Secretary or his or her designee to determine which communications are appropriate to be forwarded to the directors. All communications will be forwarded except those that are related to our products and services, are solicitations or otherwise relate to improper or irrelevant topics as determined in the sole discretion of the Secretary or his or her designee.

Our Secretary maintains and provides copies of all such communications received and determined appropriate to be forwarded to the Governance and Nominating Committee in advance of each of its meetings and reports to the Committee on the number and nature of communications that were not determined appropriate to be forwarded.

We require all of our director nominees standing for election at an annual meeting of shareholders to attend such meeting. All but one of the director nominees standing for election at our 2023 Annual Meeting of Shareholders were present at the virtual meeting. We currently expect all director nominees to be present virtually at the Annual Meeting.

# ELECTION OF DIRECTORS

## (Items 1 through 11 on the Proxy Card)

## General

With the exception of Stephen B. Dobbs and Georgia R. Nelson, all of our current directors are nominated for reelection at the Annual Meeting to hold office until our 2025 annual meeting of shareholders and until their successors are elected and qualified. Any submitted proxy will be voted in favor of the nominees named below to serve as directors unless the shareholder indicates to the contrary on his or her proxy. Except for director nominees Daniel W. Fisher and John H. Stone, all nominees have been previously elected to our Board by our shareholders and have served continuously since the date indicated below.

## Majority Vote Required for Director Elections

To be elected, each director nominee must receive a majority of the votes cast by shareholders at the Annual Meeting. Receipt by a nominee of the majority of votes cast means that the number of shares voted "for" exceeds the number of votes "against" that nominee. Abstentions and broker non-votes are not counted as a vote either "for" or "against" a nominee. Our by-laws provide that the term of any incumbent director who receives more "against" votes than "for" votes in an uncontested election will automatically terminate at the shareholder meeting at which the votes were cast. In the case of a contested election, directors will be elected by a plurality of the votes represented in person or by proxy and entitled to vote in the election.

Our Board expects that each of the nominees will be able to serve as a director if elected at the Annual Meeting, but if any of them is unable to serve at the time the election occurs, proxies received that have been voted either for such nominee or for all nominees or which contain no voting instructions will be voted for the election of another nominee to be designated by our Board, unless our Board decides to reduce the number of our directors.

## Nominees for Board of Directors

The names of the nominees for directors, together with biographical sketches, including their business experience during the past five years, directorships of other public corporations and their qualifications to serve on our Board are set forth below, beginning with our Chair of the Board and Chief Executive Officer, then followed by our independent directors in alphabetical order.

# Our Board Recommends that Shareholders Vote for Each of the Nominees Set Forth Below.



**Director Since**: 2022

**Age**: 50

**Board Committees**:
Executive

**JENNIFER W. RUMSEY—**Chair of the Board and Chief Executive Officer, Cummins Inc.

Ms. Rumsey was elected as Chair of the Board effective August 1, 2023. She became the President and Chief Executive Officer of Cummins Inc. on August 1, 2022. Ms. Rumsey was President and Chief Operating Officer of our company from March 2021-August 2022. Ms. Rumsey was Vice President and President of our Components Business from 2019-2021 after serving as Vice President and Chief Technical Officer from 2015-2019. From 2013-2015, she was our Vice President of Engineering, Engine Business, after holding a variety of engineering and product life cycle roles with the company. Ms. Rumsey is a member of the Society of Women Engineers, Society of Automotive Engineers and Women in Trucking Association. She holds a Bachelor of Science in Mechanical Engineering from Purdue University and a Master of Science in Mechanical Engineering from Massachusetts Institute of Technology. Ms. Rumsey has been a director of Hillenbrand, Inc. since 2020.

**Summary of Qualifications and Experience:**

- Automotive and transportation experience
- Technology background
- Manufacturing background
- International experience
- Sales and marketing background

**Key Contributions to the Board:**

- Extensive knowledge of business operations through various leadership roles within our company

- Offers expertise regarding manufacturing and technology issues

- Leads long-term company strategy supporting the transition to decarbonized power for all stakeholders

- Adds perspective gained through experience in automotive and transportation fields

- Keeps directors apprised of current business and market trends



**Director Since**: 2022

**Age**: 67

**Board Committees**:
Audit; Talent Management & Compensation; Governance and Nominating

**GARY L. BELSKE—**Retired Deputy Managing Partner and Chief Operating Officer of Ernst & Young

Mr. Belske retired from Ernst & Young (EY) on December 31, 2016 after a 38-year career. He held many leadership positions within EY including the second highest position in the United States and the Americas, where he served as Deputy Managing Partner and Chief Operating Officer for the last 10 years. In this role, Mr. Belske was responsible for the overall strategy and operations of EY practices in the Americas, which encompass businesses in 16 countries with approximately $15 billion in revenue, 50,000 employees and 4,000 partners.

Mr. Belske served on EY's Americas and US Board for the last decade of his career at EY. He also has extensive experience managing regulatory issues related to the PCAOB and the SEC and served as Chair of EY's Retirement Investment Committee and its Partner/Executive Compensation Committee.

Mr. Belske currently serves on the Board of Trustees at Rockhurst University in Kansas City and on the Board of WilliamsMarston, an advisory firm. Mr. Belske holds a BSBA degree from Rockhurst University, a Masters of Arts in Accounting degree from the University of Missouri-Columbia and is a CPA.

**Summary of Qualifications and Experience:**

- Financial expertise
- Government/regulatory affairs experience
- International experience
- Manufacturing background
- Sales and marketing experience

**Key Contributions to the Board:**

- Contributes extensive work experience in a regulated industry

- Provides insight concerning financial and risk management matters

- Possesses senior leadership experience

- Brings global external relations perspective



**Director Since**: 2008

**Age**: 71

**Board Committees**:
Audit; Governance and
Nominating; Safety,
Environment and
Technology

### ROBERT J. BERNHARD—Professor in the Department of Aerospace and Mechanical Engineering and former Vice President For Research, University of Notre Dame

Mr. Bernhard is a Professor in the Department of Aerospace and Mechanical Engineering and recently retired (June 2023) from serving as Vice President for Research, University of Notre Dame. Mr. Bernhard joined the University of Notre Dame in 2007 and prior to that was Associate Vice President for Research at Purdue University since 2004. He also held Assistant, Associate and full Professor positions in the School of Mechanical Engineering at Purdue University. He was Director of the Ray W. Herrick Laboratories at Purdue's School of Mechanical Engineering from 1994-2005. Bernhard is also a Professional Engineer and earned a B.S.M.E. and Ph.D., E.M. from Iowa State University in 1973 and 1982, and an M.S.M.E. from the University of Maryland in 1976. He was the Secretary General of the International Institute of Noise Control Engineering (I-INCE) from 2000-2015, President of I-INCE from 2000-2022, and is currently the Past President of I-INCE. He is a Fellow of INCE-USA, the Acoustical Society of America and the American Society of Mechanical Engineering.

#### Summary of Qualifications and Experience:

🎓 International academic leader     🚚 Automotive and transportation experience     🏭 Manufacturing background     💡 Technology background

#### Key Contributions to the Board:

- Leverages technical background to offer valuable insight

- Pushes for improvement in safety and technology planning

- Mentors our technical leaders



**Director Since**: 2015

**Age**: 67

**Board Committees**:
Finance; Governance and
Nominating; Safety,
Environment and
Technology

### BRUNO V. DI LEO ALLEN—Managing Director, Bearing-North LLC

Mr. Di Leo has been the Managing Director of Bearing-North LLC, an independent advisory firm focused on business expansion and senior executive counseling in strategy and operations, since 2018. Prior to this role, Mr. Di Leo served as Senior Vice President of International Business Machines Corporation, or IBM, a globally integrated technology and consulting company, from January 2012 until his retirement in June 2018. In that position, he was accountable for revenue, profit, and client satisfaction in Japan, Asia Pacific, Latin America, Greater China and the Middle East and Africa. He also oversaw IBM's Enterprise and Commercial client segments globally. From 2008-2011, he was General Manager for IBM's Growth Markets Unit based in Shanghai. Mr. Di Leo has more than 40 years of business leadership experience in multinational environments, having lived and held executive positions on four continents.

Mr. Di Leo has served as a director of Ferrovial, S.A., since 2018. Mr. Di Leo is a member of the international advisory board of Instituto de Estudios Superiores de la Empresa (IESE Business School) as well as a member of the Deming Center Advisory Board of Columbia Business School. He holds a business administration degree from Ricardo Palma University and a postgraduate degree from Escuela Superior de Administracion de Negocios, both in his native Peru. He is fluent in Spanish, Portuguese, English and Italian.

#### Summary of Qualifications and Experience:

🌐 International experience     💻 IT experience     🎯 Sales and marketing background     💡 Technology background

#### Key Contributions to the Board:

- Brings perspective on international business issues having lived and held executive positions on four continents

- Offers insight regarding technology and sales and marketing issues

- Works to ensure customer-focused approach in addressing product and service-related issues



**Director Since**: 2023

**Age**: 51

**Board Committees**:
Finance; Governance and Nominating; Safety, Environment and Technology

### Daniel W. Fisher—Chairman and CEO of Ball Corporation

Mr. Fisher is the Chairman and Chief Executive Officer of Ball Corporation, where he has spent the last 13 years of his career. Prior to becoming CEO, Fisher served as President of the company, as well as many roles leading both Finance and Operations across several of Ball's company divisions. Prior to working at Ball Corporation, Fisher served as both a Director and Chief Financial and Information Technology Officer for Emerson Electric, a global technology, software and engineering company. He also held various leadership positions at Thomson Industries (Danaher Corporation), Bradken Corporation and Grey Mountain Partners. Mr. Fisher received a bachelor's degree in business administration and finance from Washington University, St. Louis, in 1995. He later attained an MBA with a focus in business administration from the University of Colorado, Denver, in 2003.

**Summary of Qualifications and Experience:**

 CEO of public company     Financial expertise     International experience     Manufacturing background     Technology background

**Key Contributions to the Board:**

- Brings perspective of a sitting Chairman and CEO of a publicly traded global company

- Brings broad-based and valuable insights in finance and strategy

- Leverages business and financial background in rendering advice and insight

- Identifies and raises strategic considerations for Board consideration



**Director Since**: 2021

**Age**: 61

**Board Committees**:
Finance; Governance and Nominating; Talent Management and Compensation

### CARLA A. HARRIS—Senior Client Advisor, Morgan Stanley

Ms. Harris is Senior Client Advisor at Morgan Stanley. She is responsible for being a co-portfolio manager of the Next Level Fund and advising the Multicultural Innovation Lab, hosting the podcast "Access & Opportunities" and acting in various client coverage capacities. Her prior experience with Morgan Stanley includes investment banking, equity capital markets, equity private placements and initial public offerings in a number of industries such as technology, media, retail, telecommunications, transportation, healthcare and biotechnology. In August 2013, Ms. Harris was appointed by President Barack Obama to chair the National Women's Business Council.

Ms. Harris has served on the board of Walmart Corporation since 2017, and serves on its Compensation and Management Development, Nominating and Governance and Strategic Planning and Finance Committees. Ms. Harris has also served on the board of MetLife since April 2022, and serves on its Investment and the Governance and Corporate Responsibility Committees. She also serves on the boards of several nonprofit organizations including Seize Every Opportunity (SEO), the Cabrini Foundation, Sesame Street Workshop and the Morgan Stanley Foundation. Ms. Harris received an MBA from Harvard Business School and an A.B. from Harvard University.

**Summary of Qualifications and Experience:**

 Financial expertise     Government/regulatory affairs background     International experience     Diversity initiatives experience

**Key Contributions to the Board:**

- Brings broad-based and valuable insights in finance and strategy

- Contributes extensive work experience in a regulated industry

- Possesses senior leadership experience



**Director Since**: 2015

**Age**: 69

**Board Committees**:
Executive; Finance;
Governance and
Nominating; Talent
Management and
Compensation

### THOMAS J. LYNCH—Chairman, TE Connectivity Ltd.

Mr. Lynch retired as Chairman of TE Connectivity Ltd. (formerly Tyco Electronics Ltd.), a global provider of connectivity and sensor solutions, and harsh environment applications. Mr. Lynch served as the Chief Executive Officer of TE Connectivity Ltd. from January 2006-March 2017 and has served as a member of its board of directors since 2007 and as Chairman of the Board since January 2013. From September 2004-January 2006, Mr. Lynch was at Tyco International as the President of Tyco Engineered Products & Services, a global manufacturer of industrial valves and controls. Mr. Lynch joined Tyco from Motorola, where he served as Executive Vice President of Motorola, and President and Chief Executive Officer of Motorola's Personal Communications sector, a leading supplier of cellular handsets. He has also served as a director of Automatic Data Processing, Inc. since 2018 and effective February 2024, currently serves as the Non-Executive Chair of the Board. In May 2022, Mr. Lynch retired as a director of Thermo Fisher Scientific Inc., where he had served as a director since 2009 and as Lead Director since February 2020. Mr. Lynch serves on the Board of The Franklin Institute and on the Rider University Board of Trustees.

**Summary of Qualifications and Experience:**

 CEO of public company from 2006 to 2017      Financial expertise      International experience      Manufacturing background      Technology background

**Key Contributions to the Board:**

- Lead Director

- Brings perspective of a sitting Chairman and former CEO of a publicly traded global company

- Leverages business and financial background in rendering advice and insight

- Identifies and raises strategic considerations for Board consideration



**Director Since**: 1989

**Age**: 67

**Board Committees**:
Audit; Executive;
Governance and
Nominating; Talent
Management and
Compensation

### WILLIAM I. MILLER—President, The Wallace Foundation

Mr. Miller has served as President of The Wallace Foundation, a national philanthropy with a mission of fostering equity and improvements in learning and enrichment for young people and in the arts for everyone, since 2011. Mr. Miller was the Chairman of Irwin Management Company, a Columbus, Indiana private investment firm, from 1990-2011. Mr. Miller has been a director or trustee of the New Perspective Fund, Inc. and the EuroPacific Growth Fund, Inc. since 1992 and of the New World Fund, Inc. since 1999. Mr. Miller serves as independent Chairman of the Board for all three of the funds, all of which are in the same mutual fund family.

**Summary of Qualifications and Experience:**

 Deep historical knowledge of our company      Financial expertise      Manufacturing background

**Key Contributions to the Board:**

- Professional experience in the banking and investment industries

- Extensive knowledge of our company, its values and its global operations

- Leadership experience in the civic, nonprofit and philanthropic sectors



**Director Since**: 2020

**Age**: 61

**Board Committees**:
Audit; Governance and Nominating; Safety, Environment and Technology

**KIMBERLY A. NELSON**—Retired Senior Vice President, External Relations, General Mills, Inc.

Ms. Nelson worked for General Mills Inc. for nearly 30 years prior to her retirement in January 2018. During her career at General Mills, she held a number of senior brand and general management roles, including serving as President of the U.S. Snacks Division. Ms. Nelson became Senior Vice President, External Relations in 2010, a global role leading issues and crisis management, consumer relations, corporate branding and communications, environmental social governance, government relations and global external stakeholder relations.

Ms. Nelson serves on the board of Tate & Lyle PLC as Senior Independent Director and also on its Audit and Nominations Committees. She also serves on the board of Colgate-Palmolive Company and is a member of its Personnel & Organization and Nominating, Governance & Corporate Responsibility Committees. Ms. Nelson holds an MBA from Columbia Business School and a B.S. in International Relations from Georgetown University. She is a member of the Executive Leadership Council, Women Corporate Directors, and a member of the National Association of Corporate Directors (NACD). Ms. Nelson also serves on the boards of the Wallace Foundation and Fair Vote Minnesota.

**Summary of Qualifications and Experience:**

⊙ Sales and marketing background

🌐 Global customer experience and services

🏭 Manufacturing and supply chain experience

🌍 International experience

🏛 Government/regulatory affairs background

**Key Contributions to the Board:**

• Identifies and raises strategic considerations for Board consideration

• Brings global external relations perspective

• Offers insight into environmental, social and governance matters

• Brings strategic view on social justice, diversity and inclusion efforts



**Director Since**: 2017

**Age**: 60

**Board Committees**:
Audit; Governance and Nominating; Safety, Environment and Technology

**KAREN H. QUINTOS**—Retired Chief Customer Officer at Dell Technologies Inc.

Prior to her retirement in June 2020, Ms. Quintos was the first Chief Customer Officer of Dell Technologies Inc., the world's third largest supplier of personal computers and other computer hardware items, since 2016. In addition, Ms. Quintos led Dell's global customer strategy and programs as well as Diversity and Inclusion, Corporate Responsibility and Entrepreneurship strategy and programs. From 2010-2016, Ms. Quintos served as Senior Vice President and Chief Marketing Officer, Vice President of public sector marketing and North America commercial marketing, and held executive roles in services, support and supply chain management. Ms. Quintos joined Dell in 2000 from Citigroup where she was Vice President of global operations and technology. Ms. Quintos earned a Master's degree in marketing and international business from New York University and a Bachelor of Science in supply chain management from Pennsylvania State University.

Ms. Quintos is on the board of Lennox International and serves on its Compensation and Human Resources Committee and its Public Policy Committee. She is the founder of Dell's Women in Action employee resource group, the Interfaith Employee Resource Groups and Dell's Women Entrepreneur Network. She serves on the board of trustees at Pennsylvania State University and the board of visitors of Smeal College of Business Advisory Board. Karen also serves on the boards for The National Center for Missing and Exploited Children, as well as TGEN (Translational Genomics).

**Summary of Qualifications and Experience:**

💡 Technology leadership experience

⊙ Sales and marketing background

🌐 Global customer experience and services

🏭 Manufacturing and supply chain experience

🌍 International experience

♺ Environmental, social and governance (ESG)

**Key Contributions to the Board:**

• Contributes marketing and international perspective

• Brings deep knowledge and strategic views around ESG, including DEI

• Offers strategic insight in customer strategy, programs and customer data

• Contributes knowledge and experiences in technology, GTM and supply chain management



**Director Since**: 2024

**Age**: 53

**Board Committees**:
Audit, Governance and Nominating; Safety, Environment and Technology

### John H. Stone—President and Chief Executive Officer of Allegion

Mr. Stone is the President and Chief Executive Officer of Allegion plc. Prior to being named CEO of Allegion, Mr. Stone served as president of Deere & Company's Worldwide Construction, Forestry and Power Systems business, overseeing a business that reported nearly $11.4 billion in revenue in 2021. Under his leadership, the segment delivered impressive expansion and profitability. As the prior head of Deere's Intelligent Solutions Group, Mr. Stone was also influential in its rapid development of artificial intelligence (AI) and machine learning capabilities, better integration of precision-ag technology into each of its flagship products and in helping the company establish itself as a leader in technology. In that role, he led the company's acquisition of tech startup Blue River Technology, in addition to the establishment of the San Francisco John Deere Labs office and the precision-ag headquarters in Urbandale, Iowa.

Mr. Stone enjoyed a 20-year career at Deere & Company, and held additional leadership positions, including: vice president, Corporate Strategy & Business Development; global director, Utility Tractor Product Line; and general manager, John Deere Ningbo (China) Works.

Prior to Deere & Company, Mr. Stone worked for General Electric as a Six Sigma Black Belt quality engineer, and he served as an infantry officer in the U.S. Army.

Mr. Stone holds a bachelor's degree in mechanical engineering from the U.S. Military Academy and an MBA from Harvard Business School.

### Summary of Qualifications and Experience:

 CEO of public company    Financial expertise    International experience    Manufacturing background    Technology background

### Key Contributions to the Board:

- Brings perspective of a sitting CEO of a publicly traded global company
- Brings broad-based and valuable insights in finance and strategy
- Leverages business and financial background in rendering advice and insight
- Identifies and raises strategic considerations for Board consideration

The table below summarizes key qualifications, skills and attributes most relevant to the decision to nominate the candidates to serve on our Board. A mark indicates a specific area of focus or experience on which the Board relies most. The lack of a mark does not mean the director nominee does not possess that qualification or skill. Each director nominee biography above in this section describes each nominee's qualifications and relevant experience in more detail.

| DIRECTORS | Automotive & Transportation | Manufacturing | Technology/ IT | Sales/ Marketing | Government/ Regulatory | International | Academics | Financial |
|---|---|---|---|---|---|---|---|---|
| **Gary L. Belske** | | ● | | ● | ● | ● | | ● |
| **Robert J. Bernhard** | ● | ● | ● | | | | ● | |
| **Bruno V. Di Leo** | | | ● | ● | | ● | | |
| **Daniel W. Fisher** | | ● | ● | | | ● | | ● |
| **Carla A. Harris** | | | | | | ● | | ● |
| **Thomas J. Lynch** | | ● | ● | | | ● | | ● |
| **William I. Miller** | | ● | | | | | | ● |
| **Kimberly A. Nelson** | | ● | | ● | ● | ● | | |
| **Karen H. Quintos** | | ● | ● | ● | | ● | | |
| **Jennifer W. Rumsey** | ● | ● | ● | ● | | ● | | |
| **John H. Stone** | | ● | ● | | | ● | | ● |

# EXECUTIVE COMPENSATION

## Note from the Chair of Our Talent Management & Compensation Committee

As Chair of the Talent Management and Compensation Committee ("TMCC" or "Committee"), I am pleased to share my perspectives on our Committee's work in 2023 for the benefit of our shareholders and stakeholders.

As you know, the last two years have marked a period of leadership transition, with the appointment of Jen Rumsey as our Chair and Chief Executive Officer and Tom Linebarger's retirement. In 2023, under Jen's leadership, the company generated record results, as highlighted in the Executive Summary of this year's CD&A. Specifically, we delivered exemplary results in our core business, restructured our business portfolio by successfully integrating Meritor and taking Atmus Filtration public, continued to invest in and achieve significant progress on Destination Zero, and fully implemented our succession plan by placing highly talented, seasoned, and engaged leaders in key positions for a promising future.

More broadly, the Committee continued to support and oversee the company's Diversity, Equity, and Inclusion (DEI) efforts with focused oversight of our progress on DEI throughout the year. The company received awards and recognition in 2023 for its Environmental, Social, and Governance (ESG) efforts, as evidenced by earning the prestigious 2023 NACD DEI Award and being designated one of the 100 Best Corporate Citizens among the 1,000 largest U.S. public companies. We also continue to ensure our board composition aligns with our DEI commitment. Today, 50 percent of our board members are diverse.

The TMCC also oversaw significant work to develop new human resources and compensation strategies in support of Destination Zero. In 2023, we implemented short- and long-term incentive plans that incorporate distinct measures and goals for Accelera™, by Cummins, our new brand for our New Power business unit. 2024, we will continue to evaluate how our strong ESG initiatives can best be recognized in our pay plans throughout the organization.

In December, we reached an agreement in principle with various regulatory agencies to resolve certain regulatory civil claims regarding our emissions certification and compliance process for certain engines primarily used in pick-up truck applications. As a result, our Committee concluded that Ms. Rumsey's 2023 bonus would be reduced by 50% and Mr. Linebarger's would be reduced to $0.

I am proud of the TMCC's work and the strength of the company's values. I am confident that the company will continue to build on its strong foundation and have a positive and palpable impact on our world for years to come.

Sincerely,

**GEORGIA R. NELSON**
Chair



# Executive Summary

Cummins operates with a strong pay for performance and team-oriented philosophy and continued to do so in 2023. The summary below highlights our business results, how our talent management supported those results, our governance framework, and compensation for our executives and the rationale for those decisions.

## HOW DID WE PERFORM?

**KEY 2023 PERFORMANCE HIGHLIGHTS**

| Total Net Sales | | |
|---|---|---|
| **2023: $34.1BN** | | |
| 2022: $28.1BN | | |

| Net Income | | |
|---|---|---|
| | GAAP | Adjusted* |
| **2023** | **$735M** | **$2.8BN** |
| 2022 | $2.2BN | $2.3BN |

| Adjusted EBITDA* | | |
|---|---|---|
| **2023: $5.2BN (15.3% of sales)** | | |
| 2022: $4.0BN (14.2% of sales) | | |

| Return on Average Net Assets (ROANA) | | |
|---|---|---|
| | GAAP | Adjusted* |
| **2023** | **18%** | **29%** |
| 2022 | 25% | 26% |

| Return on Invested Capital (ROIC) | | |
|---|---|---|
| | GAAP | Adjusted* |
| **2023** | **6%** | **17%** |
| 2022 | 15% | 16% |

| Cash From Operations | | |
|---|---|---|
| **2023: $4.0BN** | | |
| 2022: $2.0BN | | |

| Total Shareholder Return (Annual Average) | | |
|---|---|---|
| **3-year period ending in 2023: 14%** | | |
| 3-year period ending in 2022: 13% | | |

| Earnings Per Diluted Share (EPS) | | |
|---|---|---|
| | GAAP | Adjusted* |
| **2023** | **$5.15** | **$19.69** |
| 2022 | $15.12 | $16.29 |

| Dividend | | |
|---|---|---|
| Increased our quarterly dividend from $1.57 to $1.68 a share, our 14th straight year of dividend growth | | |

---

\*     2023 results exclude the charge related to the Agreement in Principle, costs associated with the separation of Atmus, and costs associated with the voluntary retirement and separation program. 2022 results exclude costs related to the indefinite suspension of operations in Russia and the costs related to the separation of the Filtration business. See Appendix A for reconciliation of GAAP to non-GAAP measures referenced in this section.

In 2023, our revenues reached a record $34.1 billion, an increase of 21 percent from the prior year. Sales in North America increased 22 percent and international revenues increased 20 percent. We saw strong global demand across most key regions and markets, particularly North America truck and global power generation, and slow economic recovery in China. Supply chain constraints improved throughout the year but continued to limit the industry's collective ability to meet end-user demand. We leveraged our global footprint to meet the needs of our customers and delivered solid operational performance, resulting in record sales and operating cash flow in 2023.

In the fourth quarter of 2023, we recorded a one-time charge of $2.04 billion related to the previously disclosed Agreement in Principle to settle regulatory claims from the U.S. Environmental Protection Agency (EPA) and the California Air Resources Board (CARB) regarding our emissions certification and compliance process for certain engines primarily used in pick-up truck applications.

Earnings per diluted share (EPS) were $5.15, down from $15.12 in 2022. Adjusted EPS was $19.69 in 2023, an increase from $16.29 in 2022. 2023 adjusted EPS excludes the impact of the Agreement in Principle ($13.78 per diluted share), costs associated with the planned separation of Atmus ($0.54 per diluted share), and costs associated with voluntary restructuring actions ($0.22 per diluted share). 2022 adjusted EPS excludes the impact of costs related to the indefinite suspension of operations in Russia ($0.72 per diluted share) and the costs related to the separation of the Filtration business ($0.45 per diluted share).

In 2023, we achieved significant progress on Destination Zero, our strategy to reduce the greenhouse gas and air quality impacts of our products while continuing to grow our business and impact. We announced more than $1 billion of investment in our U.S. engine manufacturing network to support the industry's first fuel agnostic engine platforms, which we announced in 2022, as well as several major partnerships to bring the X15 natural gas engine to the North America market in 2024. In addition, Accelera, Daimler Trucks & Buses, PACCAR and EVE Energy announced in September a joint venture to accelerate and localize battery cell production and the battery supply chain for electric commercial vehicles and industrial applications in the United States, and in January announced Marshall County, Mississippi, as the future site.

In 2023, we invested a record $1.5 billion in research and development in our product portfolio of diesel, natural gas, axles, battery, fuel cells, electrolyzers and related components. We remain disciplined as we examine new organic investments, partnerships and acquisition opportunities that leverage our capabilities, and we are committed to profitable growth, working capital management, and generating strong returns for our shareholders.

## HOW DO OUR PAY STRATEGY AND PROGRAMS SUPPORT OUR BUSINESS STRATEGY?

Our compensation programs are designed to drive our business strategy and results. As previously disclosed, in 2023, following a comprehensive review of our pay strategy and programs to ensure their alignment with the company's decarbonization strategy, we made a number of changes to our approach to pay on a go-forward basis, beginning in 2023. Highlights included:

✓ We continue to operate as "one Cummins," characterized by a strong culture and synergies across business units. However, the new program also recognizes Accelera's need to focus on different measures of success and attract and retain talent with different skills compared to those in our traditional core engine business. As a result, the performance measures and their linkage to our traditional core and Accelera entities are tailored to the unit in which the participant works

✓ Our programs in 2023 recognized our decision to spin off Atmus, our filtration business, into a publicly traded company so that Atmus has its own access to capital. Atmus completed its initial public offering in 2023 and fully separated in 2024. As a result, Atmus' 2023 incentive programs were driven entirely by Atmus' performance, except that Atmus Long-Term Incentive Plan (LTIP) participants received Cummins equity-based compensation until Atmus completed its initial public offering, at which time Atmus began to compensate its LTIP participants in Atmus equity-based compensation

✓ To help retain valuable talent and reinforce the alignment of interests between our employees and shareholders, our compensation program provides for broad participation in our equity incentive plans and heavy and strategic use of equity, where warranted

In recognition of the increasing competitiveness for talent, the program will allow for greater flexibility in making pay decisions.

We also changed the performance measures and weightings under our Annual Bonus Plan (ABP) for Cummins participants, including our Named Executive Officers (NEOs) in 2023, moving from a single performance goal relating to Return on Average Net Assets (ROANA) to a structure in which an Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) goal was weighted 70% and an Operating Cash Flow goal was weighted 30%. The revised measures are better aligned with our strategy, ensuring a focus on profitable growth and working capital management across the company, which are critical to sustaining the level of investment necessary to position us for future growth.

In 2023, we established a Deposit Share Program that was intended to encourage long-term retention and continuity and alignment of the interests of our named executive officers with our shareholders. Implementation of the Program was delayed until 2024 because of an extended closed trading window that restricted the participants' ability to acquire shares of common stock in 2023. Under the Program, designated participants, including certain of our named executive officers, are eligible to receive matching grants of restricted stock units if they commit newly acquired shares of our common stock and agree to hold those newly acquired shares for four years. The matching grants of restricted stock units will cliff vest on the fourth anniversary of the participation deadline if the participant has remained continuously employed and has satisfied the holding requirement for the newly acquired shares.

## SUMMARY OF 2023 CHANGES TO CUMMINS' INCENTIVE FRAMEWORK

The changes to our 2023 pay programs were designed to reinforce those drivers of value that continue to be important, while also recognizing the changing demands of our future. These changes are summarized in the chart below:

| | | 2022 | 2023 | |
|---|---|---|---|---|
| | **Plan Element** | **All Participants** | **Cummins Participants** | **Accelera Participants** |
| Short-Term Incentive Plan | Linkage | 100% Cummins | 100% Cummins | 30% Cummins<br>70% Accelera |
| Short-Term Incentive Plan | Measures & Weightings | 100% Cummins ROANA | 70% Cummins EBITDA<br>30% Cummins Operating Cash Flow | 30% Cummins EBITDA<br>30% Accelera Revenue<br>40% Accelera Strategic Scorecard |
| Long-Term Incentive Plan | Vehicle Mix | 70% Performance Shares<br>30% Performance Cash | 70% Performance Shares<br>30% Performance Cash | 70% Performance Shares<br>30% Restricted Stock Units (RSUs) |
| Long-Term Incentive Plan | Linkage for Performance Elements | 100% Cummins | 100% Cummins | 30% Cummins<br>70% Accelera |
| Long-Term Incentive Plan | Measures & Weightings | Perf. Shares and Cash<br>- 80% Cummins ROIC<br>- 20% Cummins Cumulative EBITDA | Performance Shares and Cash<br>- 80% Cummins ROIC<br>- 20% Cummins Cumulative EBITDA | Performance Shares<br>- 30% Cummins ROIC<br>- 70% Accelera Cumulative Revenue |

## HOW DID OUR TALENT STRATEGIES AND ACTIONS SUPPORT OUR PERFORMANCE?

We employ approximately 75,500 people operating in 53 countries around the globe. We believe that a global, diverse, and healthy workforce, supported by talented, inspiring leaders, is a critical ingredient to our maintaining a competitive advantage in our global marketplace. Our talent strategy is designed to "Inspire and Encourage All Employees to Reach Their Full Potential." This strategy is built upon four pillars, each of which is described in more detail below:

**CUMMINS' TALENT STRATEGY: BUILT ON FOUR PILLARS**









**CREATE A DIVERSE AND INCLUSIVE WORK ENVIRONMENT**

**ENGAGE EMPLOYEES AND FAMILIES IN IMPROVING WELLNESS**

**DEVELOP SELF-AWARE AND EFFECTIVE LEADERS**

**ADVANCE OUR WORKFORCE STRATEGY BY EXTENDING OUR TALENT MANAGEMENT STRATEGIES TO ALL EMPLOYEES**

    **FIRST PILLAR: CREATE A DIVERSE AND INCLUSIVE WORK ENVIRONMENT**

We consider Diversity, Equity, and Inclusion (DEI) to be a business imperative that creates value for all our stakeholders. In 2023, we advanced our DEI framework that prioritized the establishment of equitable experiences throughout the employee life cycle of under-represented groups and the enablement of DEI skills and competence in our leaders and employees. Specifically, Cummins identified a number of primary global DEI initiatives on which to focus:

- Disability inclusion, enabling people with disabilities to work toward their full potential. Examples include accessibility-related features integrated into Cummins' global building standards and accessible technology solutions for employees with disabilities

- Increased global diversity, with multiple initiatives focused on the attraction, retention, development, and advancement of under-represented groups. Examples include: aspirational representation goals for Black and Latino employees in the U.S.; Cummins RePower program for female engineers and technical professionals; robust training for people managers; and more than 150 employee resource groups

- Veteran inclusion, accelerating the strategy and engagement of this initiative to improve workforce inclusion and support Veterans and their families. Examples include: establishing aspirational goals for veteran employment representation at all levels of the organization that mirror or exceed that of our communities; signing the United Kingdom Armed Forces Covenant, increasing Veteran hires through the Skillbridge program; participating in the U.S. Chamber of Commerce's Hiring our Heroes Fellowship Program; and creating our veteran mentoring program

Cummins' intentional focus is having a significant impact on the company and its employees. Here is a look at key diversity demographics at Cummins as of December 2023:

- Cummins CEO Jennifer Rumsey was appointed as the company's Board Chair in August 2023, the first woman to serve in this role

- 43% of the Cummins Leadership Team (CLT), the top leadership team at the company, are women

- 40% of the company's Vice Presidents are women

- 27.3% of the company's global workforce is comprised of women

- 14% of the company's U.S.-based workforce are Black and 9.1% Latino

- 26% of the company's U.S. based Vice Presidents are Black or Latino

Given the progress we have made and the direct correlation between increased business growth and employee diversity, Cummins was recognized with a number of distinctions, including:

| | | |
|---|---|---|
| **National Association of Corporate Directors (NACD) 2023 Diversity, Equity, and Inclusion Award** | **2023 Best Place to Work for Disability Inclusion** (third year in a row) | **Number four on Forbes' annual ranking of America's Best Employers for Women** (up from 26) |

| | | | |
|---|---|---|---|
| **Recognized as a Top Hispanic Employer by Diversity Magazine** | **2023 Military Friendly Employer** | **Best Company for LGBTQ+ Employees on Corporate Equality Index** (second year in a row) | **America's Top Corporations for Women's Business Enterprises in 2023** (1 of 66 companies) |



## SECOND PILLAR: ENGAGE EMPLOYEES AND FAMILIES IN IMPROVING WELLNESS

At Cummins, providing meaningful, equitable health, wellness and rewards programs is at the center of our compensation and benefits strategy. In 2023, we:

- Continued to strengthen our global mental health campaign to normalize and destigmatize mental health
- Focused on better engagement with our U.S. manufacturing employees, visiting 32 sites and meeting with over 17,500 employees to bring curated information about our health, wellness, and total rewards programs that support the emotional, physical, financial, and social wellness of employees and their families
- Implemented a global standard for medical clearance evaluations to ensure optimal safety for employees performing higher-risk tasks
- Provided high-quality clinical services at onsite and near-site medical clinics at 36 key locations throughout the world
- Expanded our U.S. benefit offerings to include voluntary supplemental medical programs to support our employees' physical and financial wellness



## THIRD PILLAR: DEVELOP SELF-AWARE AND EFFECTIVE LEADERS

Cummins views talent development and succession planning as critical to achieving the company's performance objectives. For talent development, we focus on the entire employee lifecycle experience, from recruitment and hiring, to development and progression, to retirement. To achieve a distinguishing positive experience, we focus holistically on our employees being able to easily learn about talent strategy and planning, leadership and other development opportunities, retention strategies, performance management, compensation and benefits management, and succession planning. We provide our leaders the tools they need to advance their personal growth as well as their contribution to the sustainable growth of our enterprise.

Cummins follows a disciplined process to ensure it is generating capable and diverse talent slates for all senior positions and developing high-potential leaders to close any skill and behavioral gaps. Cummins views a robust succession planning process as a critical component to minimizing risks and achieving its diversity objectives. Importantly, in 2022, Cummins' succession planning process resulted in a successful transition of the CEO role from Tom Linebarger to Jennifer Rumsey. In addition, the Cummins Leadership Team (CLT), comprised of those who are directly reporting to Jennifer Rumsey, was successfully reconstituted. The CLT is comprised of a diverse and talented group of 14 executives, including 6 women and 4 people of color.



## FOURTH PILLAR: ADVANCE OUR WORKFORCE STRATEGY BY EXTENDING OUR TALENT MANAGEMENT STRATEGIES TO ALL EMPLOYEES

Cummins has created a strong work environment in which people can enter the firm at an early stage in their careers and grow with the company, aided by best-in-class development programs. Given our long-term decarbonization strategy, we also recognize the need to act with agility at all levels, including mid- and senior-career hires, particularly with respect to our highly competitive technical positions.

As a result, we implemented new approaches to help manage the career and pay progression of Cummins' employees. This new approach will provide managers greater autonomy and flexibility so they can more effectively recruit, retain, and optimize the deployment of our people to overcome challenges in our highly competitive talent markets. We also have developed more effective mechanisms for recruiting talented individuals at all levels in the organization, as well as progressing people more quickly within the organization. This diversifies our approach to talent management, which is benefiting both our employees and the company.

## HOW DID WE ALIGN EXECUTIVE PAY AND PERFORMANCE?

| **ANNUAL BONUS PLAN\*** | **PERFORMANCE SHARE & PERFORMANCE CASH PLANS** | **LONG TERM INCENTIVE MIX** |
|---|---|---|
| The Cummins Annual Bonus Plan paid out 170% of target based on actual 2023 EBITDA of $5,153 million against a target of $4,611 million, weighted 70%, and actual 2023 Operating Cash Flow of $3,966 million against a target of $3,294 million, weighted 30%. All employees participating in the Cummins bonus plan received the same payout factor. | The Cummins Performance Share and Performance Cash plans for the 2021-2023 performance cycle paid out at 150% of target based on actual 3-year cumulative EBITDA of $12,639 million compared to our goal of $11,011 million, and ROIC of 17.00% compared to our target of 15%. All employees participating in the Cummins long-term performance plans received the same payout factor. | As previously disclosed, the 2023 long-term incentive grant was 100% performance-based. The grants consisted of performance shares (70%) and performance cash (30%). |

### ALIGNMENT BETWEEN CEO'S REALIZABLE PAY & FINANCIAL / TSR PERFORMANCE

Every year, the Committee, along with its consultant, Farient Advisors LLC ("Farient"), quantitatively and qualitatively assesses the relationship between realizable pay of our CEO and our company's performance. As in prior years, the Committee determined that our CEO's pay and our company's performance are closely aligned. An analysis of pay and performance alignment can be found in the Pay vs. Performance section of this proxy.

\*    In December, we reached an agreement in principle with various regulatory agencies to resolve certain regulatory civil claims regarding our emissions certification and compliance process for certain engines primarily used in pick-up truck applications. As a result, our Committee concluded that Ms. Rumsey's 2023 bonus would be reduced by 50% and Mr. Linebarger's would be reduced to $0.

# Purpose and Principles of our Executive Compensation Program

## PURPOSE OF OUR EXECUTIVE COMPENSATION PROGRAM

Our long-term success depends on our ability to attract, motivate, focus, and retain highly talented individuals committed to Cummins' vision, strategy and corporate culture. To that end, our incentive plans, which apply to all participants including executives, are designed to link pay to annual and long-term performance, and to the successful execution of business strategies. Our salary levels and incentive targets are intended to recognize individual performance and market pay levels. We also use our executive compensation program to encourage high performing executives to remain with us over the course of their careers.

---

**PRINCIPLES OF OUR EXECUTIVE COMPENSATION PROGRAM**

Our compensation philosophy rewards executives for achieving our financial objectives and building long-term value for our shareholders and other stakeholders. We also follow several other principles when designing our executive compensation program including:

**MARKET POSITIONING** We believe that, on average, our executives' target total direct compensation opportunity (consisting of base salary, target annual bonus, and target long-term incentive value) should be at the median of the market.

**SHORT-TERM / LONG-TERM MIX** We believe that there should be an appropriate balance between annual and long-term elements of compensation commensurate with the position's decision-making time horizon and competitive context.

**PAY AT RISK** We believe that the more senior an executive's position, the more compensation should be "at risk," which means it will vary based on Cummins' financial and stock price performance.

**RETENTION** We believe that our compensation program should support retention of our experienced executives and achievements of our leadership succession plans.

**SIMPLE AND TRANSPARENT** We believe that our executive compensation program should be transparent to our investors and employees as well as simple and easy to understand.

**ALIGNMENT WITH SHAREHOLDER INTERESTS** We believe that equity-based compensation and stock ownership should be a substantial part of our executive compensation program to link executives' compensation with our shareholders' returns. The greater the level of responsibility of the executive, the more his or her compensation should be stock-based and the higher his or her stock ownership requirement should be.

---

# Named Executive Officers ("NEOs")


**JENNIFER RUMSEY**

Chair and Chief Executive Officer


**MARK SMITH**

Vice President – Chief Financial Officer


**LIVINGSTON L. SATTERTHWAITE**

Senior Vice President


**MARVIN BOAKYE**

Chief Human Resources Officer


**SHARON BARNER**

Vice President – Chief Administrative Officer


**TOM LINEBARGER**

Former Executive Chairman

# Advisory Shareholder Say-on-Pay Vote

At our 2023 Annual Meeting, after the 2023 executive compensation actions described in this CD&A had taken place, we held an advisory shareholder vote to approve the compensation of our Named Executive Officers (our "NEOs"). Of the votes cast by our shareholders, 95.7% were voted in favor of our executive compensation. In keeping with the recommendation of our Board, our shareholders also expressed a preference that future advisory shareholder votes to approve the compensation of our NEOs be held on an annual basis and, as previously disclosed, our Board determined to hold an advisory vote to approve the compensation of the NEOs every year.



The Committee considered the voting results from our advisory shareholder vote on compensation along with shareholder feedback as a part of its comprehensive assessment of Cummins' executive compensation programs. Given the support we received from shareholders, we did not undertake any material changes to our executive compensation program in response to this vote. The Committee will continue to review our compensation programs each year in light of the annual "say-on-pay" voting results and will continue to solicit shareholder feedback to ensure our programs are aligned with their expectations.

# Compensation Elements Support Pay For Performance Philosophy

As in prior years, our compensation programs are designed to support our pay-for-performance philosophy aligned with the interests of our shareholders and other stakeholders. The key elements of the Cummins' executive compensation program for 2023 were:

| Compensation Element | Form of Payment | Performance Metrics | Rationale |
|---|---|---|---|
| Base salary | Cash | Individual Performance | Market-based to attract and retain skilled executives. Designed to recognize scope of responsibility, individual performance and experience. |
| Annual bonus | Cash | Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) weighted at 70% and Operating Cash Flow weighted at 30% | EBITDA and Operating Cash Flow provide a focus on profitable growth and working capital management across the company, which are critical to sustaining the level of investment necessary to position us for future growth |
| Long-term incentive compensation | Performance cash (30%) and Performance shares (70%) | Return on Invested Capital (ROIC), weighted at 80% and EBITDA, weighted at 20% over a three-year period | ROIC and EBITDA provide an incentive for profitable growth and correlate well with shareholder value. |

As described below under the "One-Time Bonus Award," in 2023 we paid a one-time special cash bonus to Mr. Boakye pursuant to the terms of his offer letter. The bonus was an important part of a competitive compensation package offered to Mr. Boakye to join our company and was intended to facilitate his participation in the Deposit Share Program, although the offer letter did not require that the bonus be used for that purpose.

We believe the compensation of our most senior executives should be based on Cummins' overall financial performance and a significant portion of their pay should be incentive-based and therefore at risk.

In 2023, performance-linked components (annual bonus and long-term incentive compensation excluding a one-time special cash payment described below under "One-Time Bonus Award") were 89% of the CEO's target total direct compensation opportunity and 76% of the average target total direct compensation opportunity for the other Named Executive Officers. These pay elements were allocated as shown below.

TARGET TOTAL DIRECT COMPENSATION MIX – FISCAL YEAR 2023


11%
Salary
70%
Long-Term
Incentive (LTI)
JENNIFER RUMSEY,
CHAIR AND CEO
19%
Annual
Bonus
PERFORMANCE LINKED 89%
24%
Salary
50%
Long-Term
Incentive (LTI)
OTHER NEOS AS A
GROUP (AVERAGE)*
26%
Annual
Bonus
PERFORMANCE LINKED 76%

* Mr. Tom Linebarger is excluded from the other NEO average since he retired in July 2023.

# Target Executive Compensation Informed By the Market

The Committee reviews our executive compensation pay levels and programs on a regular basis. For pay levels, we generally target the median of the market for total direct compensation as well as its components, including salary, bonus targets, and long-term incentive target values. We consider target compensation to be market competitive if it is within +/-10% of the median level indicated by the benchmarking data.

For making 2023 pay decisions, our primary compensation benchmarking sources were manufacturing companies in nationally recognized compensation surveys. We also considered data from our Custom Peer Group (described below) regarding pay levels for the CEO and CFO and pay program design, dilution, and performance. We believe this approach provides an appropriate representation of the market, and using multiple sources lessens the impact of fluctuations in market data over time.

Our Custom Peer Group, identified in 2022 for making 2023 pay decisions, was made up of the fifteen public companies listed below. All companies fell into at least one of the following categories:

- customers with a strong presence in one or more of our major markets;
- companies that compete directly or indirectly with one or more of Cummins' businesses;
- key suppliers of related products; and
- diversified industrial companies that compete for investor capital within the Industrial market segment.

The Custom Peer Group companies are also similar to Cummins in size and investor profile and compete with us for customers and talent.

| | | |
|---|---|---|
| Borg Warner Incorporated (BWA) | Caterpillar Incorporated (CAT) | Daimler Truck AG (DTG-XE) |
| Deere & Company (DE) | Dana Incorporated (DAN) | Eaton Corporation (ETN) |
| Emerson Electric Co. (EMR) | Fortive Corporation (FTV) | Honeywell International Inc. (HON) |
| Illinois Tool Works (ITW) | Paccar Incorporated (PCAR) | Parker-Hannifin Corporation (PH) |
| Textron Incorporated (TXT) | Volvo AB (VOLV B-SE) | W.W. Grainger (GWW) |

Two changes were made to the peer group identified in 2022 for making 2023 pay decisions. Dana Incorporated was added as it provides exposure to similar products like e-axles, drivetrain components, and transmissions as well as electric and hybrid products. Donaldson was removed from the peer group due to our spin-off of Atmus into a separate publicly traded company.

# Executive Compensation Best Practices

We continually review best practices in the area of executive compensation and incorporate those practices in our executive compensation arrangements.

 **WHAT WE DO**

Set clear financial goals that we believe are challenging yet achievable, meet or exceed competitive standards, and will enhance shareholder value over time

Use multiple measures to ensure our executives focus on both annual and longer-term goals

Tie incentive awards for all participants at least in part to overall company performance to reinforce the importance of the company's success and to encourage collaboration and teamwork

Encourage executives to focus on the sustained long-term growth of our company and promote retention by vesting performance-based awards only at the end of the performance or service period

Cap payouts under our short- and long-term incentive compensation plans at 200% of the target awards

Require all incentive awards for senior executives be subject to clawback and cancellation provisions that go beyond the minimum required by law

Maintain a Talent Management and Compensation Committee composed of independent directors who are advised by an outside, independent compensation consultant

Complete an annual assessment of the risk associated with our compensation program

Require executive officers and outside directors to maintain prescribed stock ownership levels

Subject our executives to double trigger change in control provisions

 **WHAT WE DO NOT DO**

We do not allow backdating or repricing of stock options

We do not have separate employment contracts with our executive officers

We do not guarantee salary increases, bonuses or equity grants for our executive officers

We will not gross-up excise taxes that may be imposed on payments to our executive officers in connection with a change in control

Perquisites do not constitute a major element of our executive compensation program

We do not permit officers or directors to engage in pledging, hedging or similar types of transactions with respect to our stock

We do not pay dividends or dividend equivalents on unearned performance shares

## HOW PERFORMANCE MEASURES AND GOALS ARE DETERMINED

The Committee regularly reviews all elements of our executive compensation program and makes changes as it deems appropriate. Each review includes general comparisons against market data and analysis prepared by Farient, including information on market practices in the following areas:

- Pay strategy and positioning;

- Annual bonus plan design, including performance measures and goals and plan leverage;

- Long-term incentive plan strategy and design, including the mix of elements, as well as performance measures and goals and plan leverage;

- Stock ownership guidelines;

- Executive perquisites, including personal use of company aircraft; and

- Executive benefits and protection policies, including severance practices for officers, supplemental retirement plans, deferred compensation plans and change in control arrangements.

The Talent Management and Compensation Committee establishes performance measures and goals each year for the annual and long-term incentive plans that are designed to help achieve our business strategy and objectives. The Committee also benchmarks against the historical performance of the Custom Peer Group and considers whether Cummins' goals are sufficiently demanding relative to our peers. Additionally, the Committee solicits Farient's assessment regarding the degree of difficulty associated with the incentive plan performance targets relative to both external analyst expectations for performance and peer performance expectations. The Committee believes this process leads to appropriate performance targets and incentive awards that reflect the creation of shareholder value.

The Talent Management and Compensation Committee has discretion to adjust performance results that reflect significant transactions (such as acquisitions, divestitures, or newly-formed joint ventures) or other unusual items (such as pension plan contributions above required levels, restructuring, or significant tax legislation) if such events were not anticipated at the time performance targets were initially established.

# Compensation Programs

Our executive compensation program consists of three principal elements: base salary, annual bonus, and long-term incentive compensation. Together, these elements constitute total direct compensation.

# Base Salary

We target base salary, on average, at the median of the market for similar executive positions. Some officers' base salaries may vary from the median due to factors such as experience, tenure, potential, performance, and internal equity.

# Annual Bonus

## HOW BONUSES ARE CALCULATED

Our annual bonus is designed to link participants' pay to our annual financial performance. The payout for each participant, including our NEOs, is calculated using the following formula:

| Annual Bonus | = | Executive's Base Salary | X | Executive's Participation Rate | X | Payout Factor |
|---|---|---|---|---|---|---|

Target awards as a percentage of salary are set such that performance at the target goal level generates an annual bonus aligned with the median range of the market. The "payout factor" is determined based on Cummins' actual financial performance against its annual goals.

## 2023 ANNUAL BONUS PERFORMANCE MEASURES

For the 2023 Cummins annual bonus plan, we decided to use EBITDA, weighted 70%, and Operating Cash Flow, weighted 30%, as the performance measures. We believe these measures are better aligned with our strategy, ensuring a focus on profitable growth and working capital management across the company, which are critical to sustaining the level of investment necessary to position us for future growth.

EBITDA for compensation purposes equals:

> **EBITDA =** Cumulative Earnings Before Interest Expense, Income Taxes, Noncontrolling Interests, Depreciation and Amortization for the 1-year performance period

Operating Cash Flow for compensation purposes equals:

> **Operating Cash Flow =** Cash flow excluding capital expenditures, financing transactions (debt, leases), dividends, and share repurchases

## EBITDA AND OPERATING CASH FLOW PERFORMANCE TARGETS FOR 2023

Setting the targets with the appropriate level of difficulty underscores the importance of achieving or exceeding our annual operating plan (AOP) performance commitment. This approach requires increasingly difficult targets during economic upturns and realistic goals during cyclical downturns. The 2023 EBITDA and Operating Cash Flow goals were set with this philosophy in mind.

Target EBITDA and operating cash flow were established by the TMCC after reviewing the AOP and considering input from Farient, the Committee's independent outside consultant.

Target EBITDA (a 100% payout factor) was the amount required to achieve our AOP. As shown below, the possible payout factors for 2023 ranged from 10% for threshold performance (70% of target EBITDA) to a maximum of 200% for superior performance (115% of target EBITDA or better). The payout factor changed in increments of 10% for results that fell between threshold and target, or between target and maximum.

Target operating cash flow (a 100% payout factor) was the amount required to achieve our AOP. As shown below, the possible payout factors for 2023 ranged from 10% for threshold performance (70% of target operating cash flow) to a maximum of 200% for superior performance (115% of target operating cash flow or better). The payout factor changed in increments of 10% for results that fell between threshold and target, or between target and maximum.

| | EBITDA Goal (70% Weighting) | EBITDA Goal as a % of Target | Operating Cash Flow Goal (30% Weighting) | Operating Cash Flow Goal as a % of Target | EBITDA and Operating Cash Flow Payouts as % of Target[1] |
|---|---|---|---|---|---|
| ≥Maximum | $5,303 | 115% | $3,788 | 115% | 200% |
| Target | $4,611 | 100% | $3,294 | 100% | 100% |
| Threshold | $3,228 | 70% | $2,306 | 70% | 10% |
| <Threshold[2] | <$3,228 | <70% | <$2,306 | <70% | 0% |

(1)    Interpolate for performance between discrete points

(2)    Plan does not require that both measures are above threshold for a payout to occur

## 2023 EBITDA AND OPERATING CASH FLOW PERFORMANCE AND PAYOUTS

Our 2023 EBITDA performance was $5,153 million and our operating cash flow performance was $3,966 million. As a result, the payout factor used to calculate the 2023 annual bonus for all participants on the Cummins bonus plan, including each of our Named Executive Officers, was 170% of target.

In calculating the 2023 annual bonus, we made the following exclusions:

- $2 billion charge related to the agreement to resolve U.S. regulatory claims regarding our emissions certification and compliance process for certain engines primarily used in pick-up truck applications in the U.S.

- $100 million in costs associated with the separation of the Filtration business through the Atmus transaction

# Long-Term Incentive Compensation

## FORM OF LONG-TERM INCENTIVE AWARDS FOR 2023

The Cummins long-term incentive compensation program for 2023 consisted of performance shares and performance cash, weighted 70% and 30%, respectively. We believe that the combination of these long-term incentive vehicles supports our pay-for-performance philosophy, provides appropriate incentives for participants to achieve financial targets, and provides strong linkage between the economic interests of our participants, including our NEOs, and our shareholders.



**Performance Shares**
ROIC weighted at 80% and EBITDA weighted at 20%.
Term: 3-years

**Performance Cash**
ROIC, weighted at 80% and EBITDA weighted at 20%
Term: 3-years

## TARGET GRANT VALUES

The TMCC generally sets the target long-term incentive values for our officers on average at the median of the market. Grant values are set using a market-based economic valuation methodology which converts the targeted value of the grants into a targeted number of performance shares and dollar amount of performance cash. The number of performance shares granted is based on a three-month average daily trading day stock price in the final quarter of our prior fiscal year to mitigate the impact of temporary stock price spikes or drops on the number of shares to be granted.

## PERFORMANCE PLAN MEASURES

For the last several years, we have used two metrics for our long-term performance cash and performance shares: Return on Invested Capital (ROIC), which has an 80% weighting, and earnings before interest, taxes, depreciation, and amortization (EBITDA), which has a 20% weighting. The Talent Management and Compensation Committee reaffirmed these metrics were appropriate for the 2023-2025 award cycle as we continued to focus on both growth and delivering strong returns on the capital we invest. Together these metrics strongly correlate with total shareholder return.



**ROIC**

80%

Return on invested capital is the amount of return a company makes divided by debt and equity capital. It is used as a performance benchmark when compared to other companies.

\+

**EBITDA**

20%

Earnings before interest, taxes, depreciation and amortization is a useful measure of operating performance as it assists investors and debt holders in comparing performance on a consistent basis without regard to financing methods, capital structure, income taxes or depreciation and amortization methods, which can vary significantly depending on many factors.

## ROIC AND EBITDA PERFORMANCE TARGETS FOR THE 2021-2023 AWARD CYCLE

For the 2021-2023 performance cycle, we set a stable ROIC target of 15%, which represents a target that is both above the median of our peer group as well as a challenging goal across the 3-year performance period. We endeavor to maintain a stable target as long as our strategy remains the same in delivering competitive long-term returns. We also established a cumulative 3-year EBITDA goal the Talent Management and Compensation Committee deemed to be challenging, yet realistic, and consistent with our long-term strategy and financial plans.

ROIC for compensation purposes equals:

**ROIC =** Average Earnings Before Interest Expense and Noncontrolling Interests after taxes for the 3-year performance period ÷ Average Invested Capital for the 3-year performance period

EBITDA for compensation purposes equals:

> **EBITDA =** Cumulative Earnings Before Interest Expense, Income Taxes, Noncontrolling Interests, Depreciation and Amortization for the 3-year performance period

The table below summarizes the ROIC and EBITDA targets for the 2021-2023 award cycle.

| | ROIC Goal (80% Weighting) | ROIC Goal as a % of Target | EBITDA Goal (20% Weighting)[1] | EBITDA Goal as % of Target | ROIC and EBITDA Payouts as % of Target[2] |
|---|---|---|---|---|---|
| ≥Maximum | 19.50% | 130% | $12,663 | 115% | 200% |
| Target | 15.00% | 100% | $11,011 | 100% | 100% |
| Threshold | 10.50% | 70% | $9,359 | 85% | 10% |
| <Threshold[3] | 10.50% | <70% | <$9,359 | <85% | 0% |

(1)  The Committee approved an increase to the EBITDA goal levels to reflect the anticipated impact during the performance cycle of the acquisition of Meritor, which was completed in 2022.

(2)  Interpolate for performance between discrete points

(3)  Plan does not require that both measures are above threshold for a payout to occur

## 2021-2023 LONG-TERM PERFORMANCE CASH AND PERFORMANCE SHARE PAYOUTS

Based on our actual performance from January 1, 2021 through December 31, 2023, our ROIC was 17.00% and our 3-year Cumulative EBITDA was $12,639 million. As a result, the payout factor used to calculate the awards for all long-term incentive participants under the Cummins plan, including each Named Executive Officer, was 150%. In calculating the 2021-2023 long-term incentive plan performance, we made the following exclusions:

- $2 billion charge related to the agreement to resolve U.S. regulatory claims regarding our emissions certification and compliance process for certain engines primarily used in pick-up truck applications in the U.S.

- $181 million in costs associated with the separation of the Filtration business ($100 million in 2023 and $81 million in 2022)

- $26 million of net benefit from the Meritor business which includes acquisition and integration costs

- $111 million of expense related to the indefinite suspension of operations in Russia, including inventory write-offs, account receivable write-offs, breach of contract accruals, employee severance, and other required expenses

## ROIC AND EBITDA PERFORMANCE TARGETS FOR THE 2022-2024 AND 2023-2025 AWARD CYCLES

The table below summarizes the ROIC and EBITDA targets for the 2022-2024 award cycle.

| | ROIC Goal (80% Weighting) | ROIC Goal as a % of Target | EBITDA Goal (20% Weighting) | EBITDA Goal as % of Target | ROIC and EBITDA Payouts as % of Target[1] |
|---|---|---|---|---|---|
| ≥Maximum | 19.50% | 130% | $14,124 | 115% | 200% |
| Target | 15.00% | 100% | $12,282 | 100% | 100% |
| Threshold | 10.50% | 70% | $10,440 | 85% | 10% |
| <Threshold[2] | 10.50% | <70% | <$10,440 | <85% | 0% |

(1)  Interpolate for performance between discrete points

(2)  Plan does not require that both measures are above threshold for a payout to occur

The table below summarizes the ROIC and EBITDA targets for the 2023-2025 award cycle.

| | ROIC Goal (80% Weighting) | ROIC Goal as a % of Target | EBITDA Goal (20% Weighting) | EBITDA Goal as % of Target | ROIC and EBITDA Payouts as % of Target[1] |
|---|---|---|---|---|---|
| ≥Maximum | 19.50% | 130% | $15,244 | 115% | 200% |
| Target | 15.00% | 100% | $13,256 | 100% | 100% |
| Threshold | 10.50% | 70% | $11,268 | 85% | 10% |
| <Threshold[2] | 10.50% | <70% | <$11,268 | <85% | 0% |

(1)  Interpolate for performance between discrete points

(2)  Plan does not require that both measures are above threshold for a payout to occur

# One-Time Bonus Award

In 2023, we paid a one-time special cash bonus in the amount of $500,000 to Mr. Boakye pursuant to the terms of his offer letter. The bonus was an important part of a competitive compensation package offered to Mr. Boakye to join our company and was intended to facilitate his participation in the Deposit Share Program, although the offer letter did not require that the bonus be used for that purpose.

# The Compensation Decision Process

## ROLE OF OUR TALENT MANAGEMENT AND COMPENSATION COMMITTEE

The Talent Management and Compensation Committee reviews and discusses the Board's evaluation of the Chair and Chief Executive Officer's performance, including the progress made in implementing Cummins' business strategy and achieving specific long- and short-term business objectives. The Committee considers those discussions and the results of the formal review to determine the compensation of our Chief Executive Officer for the coming year. The Committee Chair then informs the Board of the Committee's decisions. Members of management do not make recommendations regarding the compensation of our Chair and Chief Executive Officer.

## ROLE OF OUR CHIEF EXECUTIVE OFFICER

For other executives, including the NEOs, the Chair and Chief Executive Officer considers performance and makes individual recommendations to the Committee on base salary, annual incentive targets, and long-term incentive targets. This review occurs annually at the February Talent Management and Compensation Committee meeting, which is the first meeting of the year and provides the earliest opportunity to review and assess individual and corporate performance for the previous year.

The Talent Management and Compensation Committee evaluates each officer's compensation relative to the market median for similar positions and considers internal equity and the experience, tenure, potential and performance of each officer and modifies and approves, as appropriate, these recommendations.

## ROLE AND INDEPENDENCE OF OUR COMPENSATION CONSULTANT

For 2023, the Talent Management and Compensation Committee engaged Farient Advisors LLC, or Farient, as its independent compensation consultant to provide input and advice to the Committee. The consultant also advises the Committee on non-employee director compensation. Other than the services provided to the Committee, Farient does not provide any other services to our company. Our Committee maintains a formal process to ensure the independence of any executive compensation advisor engaged by the Committee, including consideration of all factors relevant to the advisor's independence from management, including those factors specified by the NYSE listing rules. The Committee assessed the independence of Farient in light of those factors and concluded that Farient is an independent compensation advisor and that its work for the Committee did not raise any conflict of interest.

The Committee oversees the work of the consultant and has final authority to hire or terminate any consultant. The Committee also annually reviews structural safeguards to assure the independence of the consultant.

# Compensation Decisions Pertaining to our Named Executive Officers

The discussion below outlines each NEO's responsibilities, performance highlights for 2023, the compensation decisions made, and incentive outcomes for each individual.

The Talent Management and Compensation Committee believes the 2023 compensation packages for our NEOs and our executive compensation program align the interests of our shareholders and executives by emphasizing variable, at-risk compensation tied to measurable performance goals using an appropriate balance of short-term and long-term objectives.



**Jennifer Rumsey**

**Chair and Chief Executive Officer**



**2023**

Target LTI for 2023: $9,500,000[2]

Base Salary: $1,500,000[1]

**89% At-Risk**

Target Annual Bonus: $2,625,000[2]

**2022**

Target LTI for 2022: $7,500,000[2]

Base Salary: $1,500,000[1]

**87% At-Risk**

Target Annual Bonus: $2,625,000[2]

(1)   The salary shown is based on the annual salary rate after giving effect to any salary adjustments for the year.

(2)   The target incentive values differ from those shown in the Summary Compensation Table because the table shows earned not target annual incentive awards.

Ms. Rumsey served as our President and Chief Executive Officer in 2023 and was elected Chairperson of our Board effective August 1, 2023. She has served as President and Chief Executive Officer since August 2022.

At the beginning of 2023, the TMCC increased Ms. Rumsey's target long-term incentive to better align her with the external market.

Ms. Rumsey's target total direct compensation in 2023 compared to 2022 is shown in the charts above.

In 2023, Ms. Rumsey:

- Led the company's overall operations in delivering $34.1 billion in sales, a 21% increase from 2022 including full year Meritor revenue, 15.3% EBITDA compared to 14.2% in 2022, and record cashflow. Continued to successfully navigate evolving supply chain and inflationary challenges.

- Played a leadership role in developing and advancing key Cummins strategies including our Destination Zero decarbonization strategy including our investment in fuel agnostic engine platforms, electrolyzers, and key components for ICE and electrified powertrains.

- Partnered with key OEM and end customers to strengthen relationships and refine our strategies to deliver value and meet their evolving needs.

- Actively engaged and communicated with employees and in our talent and leadership strategies and programs to inspire, motivate, and develop our employees to reach their potential and deliver our mission, vision, and values.

- Actively sponsored and engaged in Cummins strategic community initiatives including Cummins Powers Women and Cummins Advocating for Racial Equality (CARE).

- Transitioned to role as Chair of Cummins' Board and along with our lead director ensured the collective membership of our Company's Board is comprised of diversity of experience, tenure, race, and gender.

Ms. Rumsey's target compensation compared to her realized compensation for 2023 is shown in the table below:

| Pay Component | Target | Performance Factor | Realized | Comments |
|---|---|---|---|---|
| Salary for 2023 | $1,500,000 | Not Applicable | $1,500,000 | — |
| Annual Bonus for 2023 | $2,625,000 | 170% | $2,231,250 | Our Committee concluded to reduce Ms. Rumsey's 2023 annual bonus by 50% in light of the Agreement in Principle to resolve certain regulatory civil claims regarding our emissions certification and compliance process for certain engines primarily used in pick-up truck applications. $2,625,000 x 170% x 50% |
| Performance Cash for 2021-2023 cycle | $690,000 | 150% | $1,035,000 | $690,000 x 150% |
| Performance Shares for 2021-2023 cycle | 7,190 | 150% | 10,785 Performance shares earned for 2021-2023 cycle, valued at $2,583,762 | Value reflected $239.57 stock price on December 29, 2023; 7,190 shares x 150% x $239.57 stock price |

# Mark Smith



**Vice President – Chief Financial Officer**



**2023**

Base Salary:
$820,000[1]

Target LTI for
2023:
$3,000,000[2]

**82%
At-Risk**

Target
Annual Bonus:
$820,000[2]

**2022**

Base Salary:
$760,000[1]

Target LTI for
2022:
$2,250,000[2]

**80%
At-Risk**

Target
Annual Bonus:
$760,000[2]

(1)    The salary shown is based on the annual salary rate after giving effect to any salary adjustments for the year.

(2)    The target incentive values differ from those shown in the Summary Compensation Table because the table shows earned not target annual incentive awards.

Mr. Smith served as our Vice President – Chief Financial Officer in 2023. He has held this role since 2019. At the beginning of 2023, the TMCC increased Mr. Smith's base salary and target annual and long-term incentive awards to better align him with the external market. Mr. Smith's target total direct compensation in 2023 compared to 2022 is shown in the charts above.

In 2023, Mr. Smith:

- Collaborated with our global business leaders to deliver record sales of $34.1 billion and operating cash flow of $4.0 billion.

- Helped repatriate more than $800 million from overseas operations to further strengthen US liquidity.

- Led the integration of Meritor finance operations realizing cost savings that contributed to improved financial performance.

- Coordinated global cross-functional work streams that supported the IPO of Atmus Inc as Cummins repositions its portfolio for long-term growth.

- Ensured the company maintained strong financial controls.

Mr. Smith's target compensation compared to his realized compensation for 2023 is shown in the table below:

| Pay Component | Target | Performance Factor | Realized | Comments |
|---|---|---|---|---|
| Salary for 2023 | $820,000 | Not Applicable | $805,000 | The realized salary differs from the target amount due to a change in salary that occurred during the year |
| Annual Bonus for 2023 | $820,000 | 170% | $1,368,500 | $805,000 x 170% |
| Performance Cash for 2021-2023 cycle | $600,000 | 150% | $900,000 | $600,000 x 150% |
| Performance Shares for 2021-2023 cycle | 6,260 | 150% | 9,390 Performance shares earned for 2021-2023 cycle, valued at $2,249,562 | Value reflected $239.57 stock price on December 29, 2023; 6,260 shares x 150% x $239.57 stock price |

## Tony Satterthwaite



**Senior Vice President**



2023
Base Salary: $740,000(1)
80% At-Risk
Target Annual Bonus: $703,000(2)
Target LTI for 2023: $2,300,000(2)

2022
Base Salary: $740,000(1)
80% At-Risk
Target Annual Bonus: $703,000(2)
Target LTI for 2022: $2,300,000(2)

(1) The salary shown is based on the annual salary rate after giving effect to any salary adjustments for the year.

(2) The target incentive values differ from those shown in the Summary Compensation Table because the table shows earned not target annual incentive awards.

Mr. Satterthwaite served as our Senior Vice President in 2023. He has held this role since August 2022. At the beginning of 2023, the TMCC determined to maintain Mr. Satterthwaite's base salary, target annual bonus, and long-term incentive at the levels established in 2022.

Mr. Satterthwaite's target total direct compensation in 2023 compared to 2022 is shown in the charts above.

In 2023, Mr. Satterthwaite:

- Served as the interim leader of the Distribution Business segment for four months. Delivered record cash flow and improved inventory metrics.
- Expanded leadership development programs to over 4,000 employees globally.
- Supported separation of Atmus business as Board member, serving on the Compensation and Nominating and Governance Committees.
- Completed three-year SG&A cost reduction program delivering $100M in savings for 2024.
- Launched prognostics capability to transform customer support and repair efficiency.
- Further expanded Cummins Water Works engagement globally. Met new 2030 targets in two regions.

Mr. Satterthwaite's target compensation compared to his realized compensation for 2023 is shown in the table below:

| Pay Component | Target | Performance Factor | Realized | Comments |
|---|---|---|---|---|
| Salary for 2023 | $740,000 | Not Applicable | $740,000 | — |
| Annual Bonus for 2023 | $703,000 | 170% | $1,195,100 | $703,000 x 170% |
| Performance Cash for 2021-2023 cycle | $690,000 | 150% | $1,035,000 | $690,000 x 150% |
| Performance Shares for 2021-2023 cycle | 7,190 | 150% | 10,785 Performance shares earned for 2021-2023 cycle, valued at $2,583,762 | Value reflected $239.57 stock price on December 29, 2023; 7,190 shares x 150% x $239.57 stock price |

## Marvin Boakye



**Chief Human Resources Officer**



2023[3]

Base Salary:
$625,000(1)
Target Annual
LTI for 2023 :
$1,500,000(2)
76%
At-Risk
Target
Annual Bonus:
$500,000(2)

2022

Base Salary:
$625,000(1)
Target Annual
LTI for 2022 :
$1,500,000(2)
76%
At-Risk
Target
Annual Bonus:
$500,000(2)

(1) The salary shown is based on the annual salary rate after giving effect to any salary adjustments for the year.

(2) The target incentive values differ from those shown in the Summary Compensation Table because the table shows earned not target annual incentive awards.

(3) The $500,000 one-time bonus payment made to Mr. Boakye as part of his sign-on package is excluded from this chart as it was not part of his target compensation for 2023.

Mr. Boakye served as our Chief Human Resources Officer in 2023. He has held this role since 2022. At the beginning of 2023, the TMCC determined to maintain Mr. Boakye's base salary, target annual bonus, and long-term incentive at the levels established in 2022. Mr. Boakye's target total direct compensation in 2023 compared to 2022 is shown in the charts above.

In 2023, Mr. Boakye:

- Led the initial phase of the HR operating model transformation, including restructuring people and operating structure, streamlining processes, and transitioning to HCM cloud-based technology.
- Led the initiative to improve workforce planning processes to directly align the talent strategy to the business strategy in the Supply Chain function.
- Implemented a talent management acquisition supplier change and recruiting technology improvements resulting in improved offer acceptance rates and time to fill.
- Led initiative to capture employee voices and develop action plan to drive Cummins culture, resulting in a significant improvement in employee participation and employment sentiment versus previous results and industry benchmarks.
- Led HR initiatives that supported the divestiture of Atmus and the integration of the Meritor and Siemens Commercial Vehicle businesses.
- Led voluntary employee reduction programs in six countries to reduce cost.
- Partnered with the CEO and Vice President – Diversity, Equity, Inclusion, and Culture to advance the company's DEI efforts through the involvement of the Chairman's Diversity Council.

Mr. Boakye's target compensation compared to his realized compensation for 2023 is shown in the table below:

| Pay Component | Target | Performance Factor | Realized | Comments |
|---|---|---|---|---|
| Salary for 2023 | $625,000 | Not Applicable | $625,000 | — |
| Annual Bonus for 2023 | $500,000 | 170% | $850,000 | $500,000 x 170% |
| Performance Cash for 2021-2023 cycle | $500,000 | 150% | $750,000 | $500,000 x 150% |
| Performance Shares for 2021-2023 cycle | 0 | 0% | $0 | — |

Mr. Boakye joined Cummins in 2022. As part of his sign-on agreement, he was provided with a performance cash award for the 2021-2023 long-term incentive cycle. No performance shares from the 2021 – 2023 cycle were awarded. A $500,000 one-time bonus payment made to Mr. Boakye as part of his sign-on package is excluded from the table above as it was not part of his target compensation for 2023.

## Sharon Barner



**Vice President – Chief Administrative Officer**



(1)    The salary shown is based on the annual salary rate after giving effect to any salary adjustments for the year.

(2)    The target incentive values differ from those shown in the Summary Compensation Table because the table shows earned not target annual incentive awards.

Ms. Barner served as our Vice President – Chief Administrative Officer in 2023. She has held this role since 2021. At the beginning of 2023, the TMCC determined to increase Ms. Barner's base salary, target annual incentive and target long-term incentive to better align her with the external market.

In 2023, Ms.Barner:

- Assumed reporting responsibility for the Corporate Responsibility function and co-leadership of the Product Compliance and Regulatory Affairs function.

- Sponsored the development and staffing of the first ESG strategy function consisting of program development operations and compliance and regulatory affairs; oversaw preparation and filing of the first government required ESG filing in India.

- Devised service level agreements between corporate functions and business/operating units to better align cost, services, and business priorities.

- Led the redesign and reorganization of the Ethics, Compliance, Investigations, and Right Environment function to manage improved service levels needed with increased growth.

- Updated and revamped our global enterprise risk management process to better support management execution and Board oversight.

- Supported continued business growth by serving as a member of the Meritor management integration team and supporting the separation of our Filtration business.

- Advanced the company's leadership development goals by leading the US Global Leadership Program and co-sponsoring the Building Success in You program.

- Supported the company's diversity, equity and inclusion efforts through involvement in the CEO Diversity Council; Member of Management Resource Group for Cummins Advocates for Racial Equality (CARE); co-leader of the Executive Sponsorship program; and co-sponsor of the Cummins Black Network.

Ms. Barner's target compensation compared to her realized compensation for 2023 is shown in the table below:

| Pay Component | Target | Performance Factor | Realized | Comments |
|---|---|---|---|---|
| Salary for 2023 | $720,000 | Not Applicable | $715,000 | The realized salary differs from the target amount due to a change in salary that occurred during the year |
| Annual Bonus for 2023 | $720,000 | 170% | $1,215,500 | $715,000 x 170% |
| Performance Cash for 2021-2023 cycle | $450,000 | 150% | $675,000 | $450,000 x 150% |
| Performance Shares for 2021-2023 cycle | 4,690 | 150% | 7,035 Performance shares earned for 2021-2023 cycle, valued at $1,685,374 | Value reflected $239.57 stock price on December 29, 2023; 4,690 shares x 150% x $239.57 stock price |

## N. Thomas Linebarger



**Former Executive Chairman**



**2023**

Target LTI for 2023: $0[3]

Base Salary: $1,150,000[1]

**60% At-Risk**

Target Annual Bonus: $1,725,000[2]

**2022**

Base Salary: $1,150,000[1]

Target LTI for 2022: $1,750,000[2]

**75% At-Risk**

Target Annual Bonus: $1,725,000[2]

(1)    The salary shown is based on the annual salary rate after giving effect to any salary adjustments for the year.

(2)    The target incentive values differ from those shown in the Summary Compensation Table because the table shows earned not target annual incentive awards.

(3)    No long-term incentive was provided to Mr. Linebarger in 2023 given his planned retirement later in the year.

Mr. Linebarger served as our Executive Chairman in 2023 until his retirement as of July 31, 2023. At the beginning of 2023, the TMCC determined to maintain Mr. Linebarger's salary and target annual bonus at the same levels established in 2022. No long-term incentive was provided to Mr. Linebarger given his planned retirement later in the year.

Mr. Linebarger's target total direct compensation in 2023 compared to 2022 is shown in the charts above.

Mr. Linebarger's target compensation compared to his realized compensation for 2023 is shown in the table below:

| Pay Component | Target | Performance Factor | Realized | Comments |
|---|---|---|---|---|
| Salary for 2023 | $1,150,000 | Not Applicable | $670,833 | Realized amount reflects base salary received prior to retirement on July 31, 2023 |
| Annual Bonus for 2023 | $1,725,000 | 170% | $0 | Our Committee concluded to reduce Mr. Linebargers's 2023 annual bonus to $0 in light of the Agreement in Principle to resolve certain regulatory civil claims regarding our emissions certification and compliance process for certain engines primarily used in pick-up truck applications |
| Performance Cash for 2021-2023 cycle | $2,700,000 | 150% | $2,325,000 | The realized performance cash for Mr. Linebarger reflect the pro ration of his awards due to his retirement on July 31, 2023 |
| Performance Shares for 2021-2023 cycle | 28,150 | 150% | 36,360 Performance shares earned for 2021-2023 cycle, valued at $8,710,765 | The realized performance shares for Mr. Linebarger reflect the pro ration of his awards due to his retirement on July 31, 2023 |

# Annual Compensation Risk Assessment

In 2023, the Talent Management and Compensation Committee conducted its annual risk assessment of our compensation policies and practices. The Committee evaluated the levels of risk-taking encouraged by our compensation arrangements to determine whether they were appropriate in the context of our strategic plan and annual budget, our compensation objectives, and Cummins' overall risk profile. The Committee also reviewed the robust risk-mitigation features of our compensation program, the most significant of which are outlined below.

### PAY MIX

The three primary elements of our executive compensation program are base salary, annual bonus, and long-term incentive compensation. We target the median of the market for our total compensation package. This approach mitigates the need for executives to take significant risks to earn average competitive compensation and also ensures that the interests of our executives are closely aligned with those of our shareholders.

### PERFORMANCE-BASED MEASUREMENT

The performance goals set forth in our annual bonus and long-term incentive plans are based upon budgeted levels that are reviewed and approved by the Committee. We believe these goals are challenging yet attainable at their targeted levels without the need to take inappropriate risks, take actions that would violate our Code of Business Conduct, or make material changes to our long-term business strategy or operations. Payouts under both incentive plans are capped at 200% of target to make it less likely that executives would pursue outsized short-term achievements at the expense of the long term.

### TIME HORIZON

Our long-term incentive plan awards are based on a three-year performance period, which encourages our employees to focus on the sustained growth of our company rather than seeking potentially unsustainable short-term gains.

### CLAWBACK POLICY

Amounts paid to any officer under our annual bonus or long-term incentive compensation plans are subject to recovery in accordance with our compensation recoupment policy, as described below.

### OTHER RISK MITIGATORS

We pay incentive compensation only after our audited financial results are complete and the Committee has certified our performance results and the associated incentive awards. Additionally, we have stock ownership requirements for all officers that ensure the interests of our leaders and shareholders are aligned. We also prohibit officers from engaging in forms of hedging or monetization transactions involving the establishment of a short position in our securities and from entering into any arrangement that, directly or indirectly, involves the use of our securities as collateral for a loan.

### EXCLUSION OF UNUSUAL ITEMS

In measuring financial performance under our annual short- and long-term bonus plans, the Talent Management and Compensation Committee has discretion to adjust performance results that reflect significant transactions or other unusual items if such events were not anticipated at the time performance targets were initially established. We believe allowing these exclusions ensures our executives will focus on the merits of proposed transactions for Cummins rather than the effect a proposed action may have on incentive compensation.

As a result of its review, the Committee concluded that Cummins has a balanced executive compensation program that does not drive excessive financial risk-taking, and that risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on our company.

# Benefits

Our officers, including our Named Executive Officers, participate in a full range of health, welfare and retirement benefits and are covered by the same plans as other exempt employees. We target our total benefit package to be at the median of the market.

In addition to these benefits, our U.S. officers, including our Named Executive Officers, participate in a supplemental life insurance and deferred income program that is designed to attract and retain key leadership talent in senior positions. This program provides additional life insurance equal to three times base salary while the officer is an active employee, and additional retirement payments, which are offset by and coordinated with payments from our regular retirement plans.

The supplemental retirement provision "tops up" the pension available from our regular pension plans to provide a total benefit based on a percentage of the officer's highest average consecutive 60-month base salary and annual bonus received during the last 10 years of employment. The total replacement formula is 2% for each of the first 20 years and 1% for each of the next 10 years, with a maximum 50% total benefit for all officers other than Mr. Linebarger, who was eligible for an additional 10% benefit.

Our U.S. officers, including our Named Executive Officers, are also eligible to participate in our non-qualified deferred compensation plan. This program is designed to provide financial planning opportunities for capital accumulation on a tax-deferred basis and to meet competitive market practice.

A majority of our employees, including our Named Executive Officers, are eligible to participate in our employee stock purchase plan. Under the employee stock purchase plan, each eligible employee may authorize the withholding of 1-15% of base pay each pay period to be used to purchase shares of our common stock for the employee's account on the open market. Cummins makes a matching contribution in cash in an amount sufficient to give employees a 20% discount on the purchase price of these shares.

# Perquisites

Perquisites do not constitute a major element of our executive compensation program.

Our officers, including our Named Executive Officers, are entitled to the services of a financial counselor for estate- and tax-planning advice and tax return preparation. Cummins pays the fees for these services, which are detailed in the Summary Compensation Table.

Our officers, including our Named Executive Officers, may use our aircraft for reasonable personal use, following a prescribed approval process. The Talent Management and Compensation Committee reviews the level of usage annually. We believe that allowing our officers to use a company-owned plane for limited personal use saves time and provides additional security for them, which ultimately benefits Cummins. The aggregate incremental cost of personal aircraft use by our Named Executive Officers is detailed in the Summary Compensation Table.

Executive physical examinations are available for all officers, including our Named Executive Officers. The Committee considers this practice to be good corporate governance and a direct benefit to Cummins' shareholders.

# Executive Compensation Policies

### COMPENSATION RECOUPMENT

During 2023, we modified our compensation recoupment, or "clawback" policy, to comply with the SEC's recently issued regulations and the implementing stock exchange listing standards. This policy as modified provides that, if we are required to prepare a qualifying accounting restatement, then, unless an exception applies, we will recover reasonably promptly the excess of (1) the amount of incentive-based compensation received by a person who served as a covered officer at any time during the applicable performance period during the three completed years immediately preceding the date we are required to prepare the accounting restatement over (2) the amount that would have been received had it been determined based on the restated financials.

The policy also provides that, if any of our financial statements are required to be restated in a qualifying accounting restatement as a result of the fraudulent actions of any officer, the Talent Management and Compensation Committee may direct that we recover all or a portion of any award or any past or future compensation other than base salary from the responsible officer with respect to any year for which our financial results are adversely affected by such restatement.

The policy also authorizes us to recover, reduce or cancel all or any portion of any award or any past or future compensation other than base salary paid or awarded to, or earned by, an officer if the officer has engaged in conduct that (a) constitutes a failure to appropriately identify, escalate, monitor, or manage risks or is otherwise contrary to our best interests and (b) has caused, or might reasonably be expected to cause, significant reputational or financial harm to our company.

## POST-EMPLOYMENT COMPENSATION AND CHANGE IN CONTROL PROTECTIONS

We do not have formal severance agreements with any of our Named Executive Officers. However, we have a policy of paying severance under certain circumstances to officers whose employment is terminated, and certain of our plans provide for other benefits upon certain change-in-control events and terminations of employment. These arrangements are described in detail under "Potential Payments Upon Termination or Change in Control." The purposes of these benefits are to encourage our key executives to concentrate on taking actions that are in the best interests of our shareholders without regard to whether such actions may ultimately have an adverse impact on their job security, and to enable key executives to provide objective advice on any potential change in control without undue concern for their personal financial situations. The Talent Management and Compensation Committee periodically reviews and modifies these benefits to ensure they continue to meet these objectives.

Under our change in control compensation protection arrangements, benefits would be provided following a qualified change in control and termination without "cause" by the company or termination by the officer for "good reason" within two years of the change in control. Upon the occurrence of both triggering events, the following benefits would be provided to any affected Named Executive Officer:

| For Our Chief Executive Officer | For Our Named Executive Officers (except our Chief Executive Officer) |
|---|---|
| • Severance equal to three years' base salary plus three annual bonus payments calculated at a 1.0 payout factor | • Severance equal to two years' base salary plus two annual bonus payments calculated at a 1.0 payout factor |
| • Full vesting of certain insurance and retirement benefits | • Full vesting of certain insurance and retirement benefits |
| • Continuation for the three-year severance period of certain other benefits or an equivalent cash payment | • Continuation for the two-year severance period of certain other benefits or an equivalent cash payment |

In addition to the severance provisions of our change in control compensation protection arrangements, awards under our long-term compensation plans provide for accelerated vesting upon a change in control only if the awards are not assumed or replaced or if the award holder's employment is also terminated by us (or the surviving entity) without cause or by the award holder with good reason within two years after the change in control.

Our change in control compensation protection arrangements do not provide for tax gross-ups for excise taxes imposed because of the "golden parachute" excise tax provisions of Code Sections 280G and 4999. Instead, the arrangements provide that, if excise taxes are imposed because of the golden parachute excise tax provisions of Code Sections 280G and 4999, the Named Executive Officer's change in control compensation protections will either be cut back to below the level that would trigger the imposition of the excise taxes, or paid in full and subjected to the excise taxes, whichever results in the better after-tax outcome to the Named Executive Officer.

## CONFIDENTIALITY AND NON-COMPETE AGREEMENTS

Each of our Named Executive Officers has signed an agreement not to disclose our confidential information or to accept employment with certain competitors during, and for 12 months after, the time the officer is employed by us.

## STOCK OWNERSHIP REQUIREMENTS

The Talent Management and Compensation Committee believes our officers should own a significant amount of our stock to further link their economic interests to those of our shareholders. To underscore this, we require officers to own a number of shares of our common stock having a total value equal to the following multiples of their respective base salaries:

| Group | Stock Ownership Requirement |
|---|---|
| Chief Executive Officer | Five times (5×) base salary |
| Members of the Cummins Leadership Team (including all of the Named Executive Officers other than the Chief Executive Officer) | Three times (3×) base salary |
| All Other Officers | One time (1×) base salary |

An officer's direct and indirect ownership of our common stock counts toward the ownership requirements whereas unexercised stock options and unearned performance shares do not.

Because our stock value may vary, ownership requirements are expressed as a set number of shares for defined salary bands. The number of required shares is reviewed annually and established by the Committee based on an average stock price over a three-year period.

Officers have five years from the date of initial appointment to meet their ownership requirement. An officer whose salary increases to the new band (and higher stock ownership requirement) has three years from the date of the increase to achieve the higher level. Subject to limited exceptions, officers may not sell any shares until they reach their stock ownership guideline, and then they may only sell Cummins' shares to the extent their stock ownership would not drop below their required level.

All of our Named Executive Officers are already in compliance with, or still have time to meet, their stock ownership requirement.

As described under "Director Compensation," we also have formal stock ownership guidelines for non-employee Board members. All of our non-employee directors have either satisfied this requirement or have additional time to do so.

## PLEDGING AND HEDGING POLICY

We maintain a policy under which our officers and directors are prohibited from engaging in forms of hedging or monetization transactions involving the establishment of a short position in our common stock, such as zero-cost collars and forward sale contracts. They are also prohibited from entering into any arrangement that, directly or indirectly, involves the pledge of our securities or other use of our securities as collateral for a loan. Our anti-pledging and anti-hedging policy does not apply to employees who are not officers or directors.

# The Talent Management & Compensation Committee Report

The Talent Management and Compensation Committee of the Board of Directors reviewed and discussed the preceding Compensation Discussion and Analysis with management. Based on such review and discussions, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement for incorporation by reference into the company's Annual Report on Form 10-K for the year ended December 31, 2023.

Respectfully submitted,

GEORGIA R. NELSON, CHAIR
GARY L. BELSKE
CARLA A. HARRIS
THOMAS J. LYNCH
WILLIAM I. MILLER

The summary compensation table and supplemental tables on the following pages disclose compensation information for our Named Executive Officers during our last three completed fiscal years (or such shorter period for which the Named Executive Officer was a Named Executive Officer).

# 2023 Summary Compensation Table and Supplemental Tables

| Name and Principal Position | Year | (1) Annual Salary | (2) Bonus | (3) Stock Awards | (4) Option Awards | (5) Non-Equity Incentive Plan Compensation | (6) Change in Pension Value and Nonqualified Deferred Compensation Earnings | (7) All Other Compensation | Total Compensation |
|---|---|---|---|---|---|---|---|---|---|
| J. W. Rumsey, Chair and Chief Executive Officer | 2023 | $1,500,000 | $0 | $6,186,989 | $0 | $3,266,250 | $1,834,671 | $58,158 | $12,846,068 |
| | 2022 | $1,062,833 | $0 | $4,478,567 | $0 | $1,532,908 | $0 | $59,103 | $7,133,411 |
| | 2021 | $716,667 | $0 | $1,757,020 | $0 | $1,277,983 | $427,832 | $25,829 | $4,205,331 |
| N. T. Linebarger, Executive Chairman | 2023 | $670,833 | $0 | $0 | $0 | $3,487,500 | $31,313 | $53,051 | $4,242,697 |
| | 2022 | $1,397,917 | $0 | $5,024,835 | $0 | $4,850,425 | $24,768 | $223,106 | $11,521,051 |
| | 2021 | $1,575,000 | $0 | $6,879,016 | $0 | $6,225,300 | $465,336 | $501,267 | $15,645,919 |
| M. A. Smith, Vice President and Chief Financial Officer | 2023 | $805,000 | $0 | $1,953,902 | $0 | $2,268,500 | $1,549,446 | $32,099 | $6,608,947 |
| | 2022 | $735,000 | $0 | $1,255,754 | $0 | $1,251,600 | $0 | $29,814 | $3,272,168 |
| | 2021 | $710,000 | $0 | $1,529,756 | $0 | $1,522,150 | $1,237,182 | $28,258 | $5,027,346 |
| L.L. Satterthwaite, Senior Vice President | 2023 | $740,000 | $0 | $1,498,066 | $0 | $2,230,100 | $262,392 | $31,279 | $4,761,837 |
| | 2022 | $740,000 | $0 | $1,284,831 | $0 | $1,339,900 | $0 | $41,665 | $3,406,396 |
| | 2021 | $740,000 | $0 | $5,234,931 | $0 | $1,651,000 | $242,905 | $50,511 | $7,919,347 |
| S. R. Barner Vice President and Chief Administrative Officer | 2023 | $715,000 | $0 | $1,042,229 | $0 | $1,890,500 | $405,236 | $51,010 | $4,103,975 |
| | 2022 | $695,000 | $750,000 | $837,775 | $0 | $1,039,100 | $0 | $32,986 | $3,354,861 |
| M. Boakye, Chief Human Resources Officer | 2023 | $625,000 | $500,000 | $975,845 | $0 | $1,600,000 | $0 | $74,855 | $3,775,700 |

(2)  Our annual bonuses are performance based, not discretionary, and are therefore included as Non-Equity Incentive Plan Compensation in the table above. The bonus shown for Mr. Boakye is a one-time special cash payment pursuant to the terms of his offer letter. The bonus was an important part of a competitive compensation package offered to Mr. Boakye to join our company and was intended to facilitate his participation in the Deposit Share Program, although the offer letter did not require that the bonus be used for that purpose.

(3)  The Stock Awards column represents the fair value on the grant date, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, which we refer to as ASC Topic 718, for stock awards, which were made pursuant to the 2012 Omnibus Incentive Plan, based upon the probable outcome of the performance conditions, consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under ASC Topic 718. Additional information about the assumptions that we used when valuing equity awards is set forth in our Annual Reports on Form 10-K in Note 19 to the Consolidated Financial Statements for 2023. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Performance shares are earned based on our financial performance over a three-year period, and the shares earned are not restricted after the performance period. The maximum values of the 2023 awards at the grant date assuming the highest level of performance conditions are attained are as follows: J.W. Rumsey – $12,373,978; N. T. Linebarger – $0; M. A. Smith – $3,907,805; L. L. Satterthwaite – $2,996,131; S. Barner – $2,084,458; M. Boakye – $1,951,690

(4)  Starting with the 2021 grant, the Talent Management and Compensation Committee eliminated stock options from the pay mix and weighted performance shares 70% and performance cash 30%. Accordingly, no stock option awards were granted to our NEOs in 2023.

(5)  The amounts shown in this column for 2023 consist of (i) payments made in March 2024 under the Annual Bonus Plan for 2023 performance and (ii) payments for the performance cash component of our long term incentive compensation program, which were paid in March 2024 based on our 2021-2023 performance. The payments for each Named Executive Officer from these sources were:

| | J. W. Rumsey | N. T. Linebarger | M. A. Smith | L. L. Satterthwaite | S.R. Barner | M. Boakye |
|---|---|---|---|---|---|---|
| Annual Bonus Plan | 2,231,250 | 0 | 1,368,500 | 1,195,100 | 1,215,500 | 850,000 |
| Performance Cash | 1,035,000 | 3,487,500 | 900,000 | 1,035,000 | 675,000 | 750,000 |
| TOTAL | 3,266,250 | 3,487,500 | 2,268,500 | 2,230,100 | 1,890,500 | 1,600,000 |

(6)  The 2023 aggregate changes in the actuarial present value of each Named Executive Officer's pension plans and the above market earnings on non-qualified deferred compensation are as follows:

| | J.W.Rumsey | N. T. Linebarger | M. A. Smith | L. L. Satterthwaite | S.R Barner | M. Boakye |
|---|---|---|---|---|---|---|
| Cummins Inc. Pension Plan A (Qualified) | $51,075 | $(713,575) | $45,687 | $56,000 | $30,000 | $0 |
| Cummins Excess Benefit Plan (Non-qualified) | $163,361 | $299,029 | $83,537 | $97,000 | $64,000 | $0 |
| Supplemental Life Insurance and Deferred Income Program (Non-qualified) | $1,620,235 | $(47,724) | $1,420,222 | $23,120 | $31,474 | $0 |
| Sub-total | $1,834,671 | $(462,270)* | $1,549,446 | $176,120 | $125,474 | $0 |
| Above-market earnings on non-qualified deferred compensation: | $0 | $31,313 | $0 | $86,272 | $279,762 | $0 |
| TOTAL | $1,834,671 | $31,313 | $1,549,446 | $262,392 | $405,236 | $0 |

The amounts shown in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column and in the table immediately above reflect our Named Executive

Officers' years of credited service under our pension plans. "Above market" is defined as the amount of earnings that exceeded 120% of the applicable federal long term rate. The present value of the benefits depends in part on the interest rate used to discount the future benefits under the Plan to their present value.

\*        Because this amount is a negative number, we have treated it as a zero for purposes of the Summary Compensation Table in keeping with SEC regulations.

(7)      This column consists of the following for 2023:

|  | J.W. Rumsey | N. T. Linebarger | M. A. Smith | L. L. Satterthwaite | S.R. Barner | M. Boakye |
|---|---|---|---|---|---|---|
| Financial Counseling | $13,410 | $13,410 | $13,410 | $10,480 | $13,410 | $15,888 |
| Personal use of Company Aircraft | $28,379 | $14,957 | $0 | $0 | $16,107 | $0 |
| Life Insurance Costs | $4,319 | $12,635 | $6,639 | $8,749 | $9,443 | $959 |
| Relocation | $0 | $0 | $0 | $0 | $0 | $46,457 |
| Company Contributions under the Retirement and Savings Plan | $12,050 | $12,050 | $12,050 | $12,050 | $12,050 | $11,550 |
| TOTAL | $58,158 | $53,052 | $32,099 | $31,279 | $51,010 | $74,854 |

Personal use of Company Aircraft was calculated using an average indicated hourly cost of $3,835, which is the incremental cost incurred by the company. This cost is calculated based on the company's annual average fuel cost and other expenses derived from published industry averages.

Relocation for Mr. Boakye included a tax gross up of $19,912.98.

The following table complements the disclosures set forth in columns captioned Non-Equity Incentive Plan Compensation, Stock Awards and Option Awards in the Summary Compensation Table.

# Grants of Plan-Based Awards in 2023

| Name | Grant Date | Date of Committee Action | Estimated Future Payouts Under Non-Equity Incentive Plan Awards | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards: Number of Shares or Units (#) | All Other Option Awards: Number of Securities Underlying Options (#) | Exercise or Base Price of Option Awards ($) | (4) Grant Date Fair Value of Stock and Option Awards |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Threshold ($) | Target ($) | Maximum ($) | Threshold (#) | Target (#) | Maximum (#) | | | | |
| J.W. Rumsey | N/A | N/A(1) | $262,500 | $2,625,000 | $5,250,000 | | | | | | | |
| | N/A | N/A(2) | $285,000 | $2,850,000 | $5,700,000 | | | | | | | |
| | 4/3/23 | 2/13/23(3) | | | | 2,796 | 27,960 | 55,920 | | | | $6,186,989 |
| N. T. Linebarger | N/A | N/A(1) | $100,625 | $1,006,250 | $2,012,500 | | | | | | | |
| | N/A | N/A(2) | $0 | $0 | $0 | | | | | | | |
| | 4/3/23 | 2/13/23(3) | | | | 0 | 0 | 0 | | | | $0 |
| M. A. Smith | N/A | N/A(1) | $80,500 | $805,000 | $1,610,000 | | | | | | | |
| | N/A | N/A(2) | $90,000 | $900,000 | $1,800,000 | | | | | | | |
| | 4/3/23 | 2/13/23(3) | | | | 883 | 8,830 | 17,660 | | | | $1,953,902 |
| L. L. Satterthwaite | N/A | N/A(1) | $70,300 | $703,000 | $1,406,000 | | | | | | | |
| | N/A | N/A(2) | $69,000 | $690,000 | $1,380,000 | | | | | | | |
| | 4/3/23 | 2/13/23(3) | | | | 677 | 6,770 | 13,540 | | | | $1,498,066 |
| S.R. Barner | N/A | N/A(1) | $71,500 | $715,000 | $1,430,000 | | | | | | | |
| | N/A | N/A(2) | $48,000 | $480,000 | $960,000 | | | | | | | |
| | 4/3/23 | 2/13/23(3) | | | | 471 | 4,710 | 9,420 | | | | $1,042,229 |
| M. Boakye | N/A | N/A(1) | $50,000 | $500,000 | $1,000,000 | | | | | | | |
| | N/A | N/A(2) | $45,000 | $450,000 | $900,000 | | | | | | | |
| | 4/3/23 | 2/13/23(3) | | | | 441 | 4,410 | 8,820 | | | | $975,845 |

(1)    Named Executive Officers participate in the annual bonus plan, as described in the Compensation Discussion and Analysis. The payout is calculated based on a formula approved by the Talent Management and Compensation Committee annually. Each participant is assigned a participation rate as a percent of salary. For purposes of this plan, our performance is measured by EBITDA weighted at 70% and operating cash flow weighted at 30% as defined by the plan. The annual bonus is calculated as follows:

(Annual Bonus) equals (Annual Base Salary Paid for calendar year) times (participation percentage assigned to each NEO) times (Payout Factor).

The Payout Factor could range from zero to 2.0, in increments of 0.1.

(2)    In 2023, we made target performance cash awards, expressed as dollar amounts, as part of our long term incentive compensation program under our 2012 Omnibus Incentive Plan. A multiple of the target award is earned based on our 2023-2025 performance for Return on Invested Capital (ROIC), weighted at 80%, and EBITDA, weighted at 20%. The amount earned and paid under the three year target award can range from zero to 200% of the target award amount. The target award will be earned if our ROIC and EBITDA levels for 2023-2025 are equal to the targeted ROIC and EBITDA levels established for that period as described in the Compensation Discussion and Analysis. The Threshold Payment (10% of the target award) will be earned if our ROIC is 70% of the targeted ROIC for the period and EBITDA is 85% of the targeted EBITDA for the period. The maximum payment (200% of the target award) will be earned if our ROIC is 30% above the targeted ROIC for the period and EBITDA is 15% above the targeted EBITDA for the period. To the extent earned, payments will be made in March 2026.

(3)    In 2023, we made target awards of performance shares under our 2012 Omnibus Incentive Plan. The awards are expressed as a target number of shares of our Common Stock. Shares are earned based on our ROIC and EBITDA performance during 2023-2025, based on the same measures as established for the target performance cash awards. The number of shares earned can range from zero to 200% of the target award number of shares. The target award number of shares will be earned if our ROIC and EBITDA for 2023-2025 are equal to the targeted ROIC and EBITDA levels established for the period as described in the Compensation Discussion and Analysis. Dividends are payable only at the conclusion of the performance period on the shares that become earned.

(4)    The April 3, 2023 grant date fair value for performance shares, based upon probable outcome of the performance conditions to which they are subject, is $221.28/ share, which is consistent with the estimate of aggregate compensation costs to be recognized over the service period determined as of the grant date under ASC Topic 718 (excluding the effect of estimated forfeitures).

The following two tables are intended to enhance understanding of equity compensation that has been previously awarded, including awards that remained outstanding, as of December 31, 2023, and amounts realized on equity compensation during the last year as a result of the vesting or exercise of equity awards.

# Outstanding Equity Awards at 2023 Year-End

| Name | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4) |
|---|---|---|---|---|---|---|---|---|
| J.W. Rumsey | 13,320(1) | | $142.12 | 4/6/2030 | — | $— | 51,000 | $12,218,070 |
| | 1,235 (11) | | $166.18 | 10/16/2029 | | | | |
| | 12,330(2) | | $163.43 | 4/4/2029 | | | | |
| | 6,950(5) | | $160.10 | 4/3/2028 | | | | |
| | 8,760(6) | | $149.72 | 4/3/2027 | | | | |
| | 11,640(7) | | $109.09 | 4/4/2026 | | | | |
| | 1,340 (12) | | $128.05 | 8/15/2025 | | | | |
| | 2,680(8) | | $136.82 | 4/2/2025 | | | | |
| | 350 (13) | | $154.35 | 7/1/2024 | | | | |
| | 1,070(9) | | $149.34 | 4/2/2024 | | | | |
| N.T. Linebarger | 95,920(1) | | $142.12 | 7/31/2028 | — | $— | 5,376 | $1,287,928 |
| | 98,670(2) | | $163.43 | 7/31/2028 | | | | |
| | 61,700(5) | | $160.10 | 4/3/2028 | | | | |
| | 85,050(6) | | $149.72 | 4/3/2027 | | | | |
| | 131,920(7) | | $109.09 | 4/4/2026 | | | | |
| | 60,780(8) | | $136.82 | 4/2/2025 | | | | |
| | 44,890(9) | | $149.34 | 4/2/2024 | | | | |
| M. A. Smith | 21,310(1) | | $142.12 | 4/6/2030 | — | $— | 15,740 | $3,770,832 |
| | 21,580(2) | | $163.43 | 4/4/2029 | | | | |
| | 6,080(5) | | $160.10 | 4/3/2028 | | | | |
| | 4,380(6) | | $149.72 | 4/3/2027 | | | | |
| | 970 (10) | | $114.13 | 6/1/2026 | | | | |
| | 4,360(7) | | $109.09 | 4/4/2026 | | | | |
| | 1,790(8) | | $136.82 | 4/2/2025 | | | | |
| | 1,070(9) | | $149.34 | 4/2/2024 | | | | |
| L. L. Satterthwaite | 24,510(1) | | $142.12 | 4/6/2030 | — | $— | 18,248 | $4,371,673 |
| | 9,250 (11) | | $166.18 | 10/16/2029 | | | | |
| | 15,420(2) | | $163.43 | 4/4/2029 | | | | |
| | 10,860(5) | | $160.10 | 4/3/2028 | | | | |
| | 15,630(6) | | $149.72 | 4/3/2027 | | | | |
| | 24,250(7) | | $109.09 | 4/4/2026 | | | | |
| | 11,170(8) | | $136.82 | 4/2/2025 | | | | |

| Name | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4) |
|---|---|---|---|---|---|---|---|---|
| S. R. Barner | 15,990(1) | | $142.12 | 4/6/2030 | — | $— | 9,320 | $2,232,792 |
| | 12,978(2) | | $163.43 | 4/4/2029 | | | | |
| | 9,560(5) | | $160.10 | 4/3/2028 | | | | |
| M. Boakye | N/A | | N/A | N/A | — | $— | 9,020 | $2,160,921 |

(1)    These stock options were granted on April 6, 2020 and vested and became exercisable with respect to all of the underlying shares of our Common Stock on the third anniversary of the grant date.

(2)    These stock options were granted on April 4, 2019 and vested and became exercisable with respect to all of the underlying shares of our Common Stock on the third anniversary of the grant date.

(3)    Target awards of performance shares were granted in April 2022 and April 2023 to be earned in a multiple ranging from zero to two times the target awards, based on our performance during 2022-2024 and 2023-2025, respectively. The performance shares earned from the April and November 2022 grants will be awarded in March 2025, and the performance shares earned from the April 2023 grants will be awarded in March 2026. Performance for the 2022-2024 period in the aggregate as well as for 2023 alone were at target; therefore, the target amounts are shown for the April 2022 and April 2023 grants.

(4)    The price per share used to calculate the market value was $239.57 the unadjusted closing price of our Common Stock on the NYSE on December 29, 2023, the last trading day of the year.

(5)    These stock options were granted on April 3, 2018 and vested and became exercisable with respect to all of the underlying shares of our Common Stock on the third anniversary of the grant date.

(6)    These stock options were granted on April 3, 2017 and vested and became exercisable with respect to all of the underlying shares of our Common Stock on the third anniversary of the grant date.

(7)    These stock options were granted on April 4, 2016 and vested and became exercisable with respect to all of the underlying shares of our Common Stock on the third anniversary of the grant date.

(8)    These stock options were granted on April 2, 2015 and vested and became exercisable with respect to all of the underlying shares of our Common Stock on the third anniversary of the grant date.

(9)    These stock options were granted on April 2, 2014 and vested and became exercisable with respect to all of the underlying shares of our Common Stock on the third anniversary of the grant date.

(10)   These stock options were granted on June 1, 2016 and vested and became exercisable with respect to all of the underlying shares of our Common Stock on the third anniversary of the grant date.

(11)   These stock options were granted on October 16, 2019 and vested and became exercisable with respect to all of the underlying shares of our Common Stock on the third anniversary of the grant date.

(12)   These stock options were granted on August 15, 2015 and vested and became exercisable with respect to all of the underlying shares of our Common Stock on the third anniversary of the grant date.

(13)   These stock options were granted on July 1, 2014 and vested and became exercisable with respect to all of the underlying shares of our Common Stock on the third anniversary of the grant date.

The outstanding awards of performance shares as of December 31, 2023 for the 2022-2024 and 2023-2025 award cycles, shown at target, were as follows:

| Name | Grant Year | Number of Units of Performance Shares | Number of Units of Performance Shares |
|---|---|---|---|
| J.W. Rumsey | 2023 | 27960 | 27960 |
| | 2022 | 23040 | 23040 |
| N. T. Linebarger | 2023 | 0 | 0 |
| | 2022 | 5376 | 5376 |
| M. A. Smith | 2023 | 8830 | 8830 |
| | 2022 | 6,910 | 6910 |
| L. L. Satterthwaite | 2023 | 6770 | 6770 |
| | 2022 | 7,070 | 7070 |
| S.R. Barner | 2023 | 4710 | 4710 |
| | 2022 | 4,610 | 4610 |
| M. Boakye | 2023 | 4410 | 4410 |
| | 2022 | 4,610 | 4610 |

## Option Exercises and Stock Vested in 2023

| Name | (1) Number of Shares Acquired on Exercise (#) | (2) Value Realized on Exercise ($) | (3) Number of Shares Acquired on Vesting (#) | (4) Value Realized on Vesting ($) |
|---|---|---|---|---|
| J.W. Rumsey | 1,430 | $197,626 | 2,556 | $636,981 |
| N. T. Linebarger | — | — | 18,396 | $4,584,467 |
| M. A. Smith | — | — | 4,086 | $1,018,272 |
| L. L. Satterthwaite | — | — | 4,698 | $1,170,789 |
| S.R. Barner | 11,469 | $1,440,765 | 3,069 | $764,825 |
| M. Boakye | — | — | — | — |

(1)  Represents the gross number of shares acquired upon exercise of vested options without taking into account any shares that may be withheld to cover option exercise price or applicable tax obligations.

(2)  Represents the value of exercised options calculated by multiplying (i) the number of shares of our Common Stock to which the exercise of the option related, by (ii) the difference between the per share unadjusted closing price of our Common Stock on the NYSE on the date of exercise and the exercise price of the options.

(3)  Target awards of performance shares were granted in April 2020 to be earned in a multiple ranging from zero to two times the target award, based on our performance during 2020-2022. These performance shares were earned and became vested on March 1, 2023. The number of shares disclosed represents the gross number of shares acquired upon vesting without taking into account any shares that may be withheld to cover applicable tax obligations.

(4)  The values realized on vesting for the performance shares were calculated using the unadjusted closing price of our Common Stock on March 1, 2023 ($249.21).

# Pension Benefits for 2023

| Name | Plan Name | Number of Years Credited Service (#) | Present Value of Accumulated Benefit ($) | Payments During Last Fiscal Year ($) |
|---|---|---|---|---|
| J.W. Rumsey | Cummins Pension Plan (Qualified) | 23 | $386,258 | $0 |
| | Excess Benefit Retirement Plan (Non-qualified) | 23 | $510,515 | $0 |
| | Supplemental Life Insurance and Deferred Income Plan (Non-qualified) | 23 | $5,173,733 | $0 |
| N. T. Linebarger | Cummins Pension Plan (Qualified) | 30 | $0 | $712,490 |
| | Excess Benefit Retirement Plan (Non-qualified) | 30 | $3,711,454 | $0 |
| | Supplemental Life Insurance and Deferred Income Plan (Non-qualified) | 30 | $33,882,289 | $1,136,361 |
| M. A. Smith | Cummins Pension Plan (Qualified) | 28 | $411,942 | $0 |
| | Excess Benefit Retirement Plan (Non-qualified) | 28 | $423,768 | $0 |
| | Supplemental Life Insurance and Deferred Income Plan (Non-qualified) | 28 | $6,461,739 | $0 |
| L. L. Satterthwaite | Cummins Pension Plan (Qualified) | 35 | $825,000 | $0 |
| | Excess Benefit Retirement Plan (Non-qualified) | 35 | $1,025,000 | $0 |
| | Supplemental Life Insurance and Deferred Income Plan (Non-qualified) | 35 | $8,255,301 | $0 |
| S.R. Barner | Cummins Pension Plan (Qualified) | 12 | $231,000 | $0 |
| | Excess Benefit Retirement Plan (Non-qualified) | 12 | $520,000 | $0 |
| | Supplemental Life Insurance and Deferred Income Plan (Non-qualified) | 12 | $7,318,738 | $0 |
| M.R. Boakye | Cummins Pension Plan (Qualified) | 1 | $0 | $0 |
| | Excess Benefit Retirement Plan (Non-qualified) | 1 | $0 | $0 |
| | Supplemental Life Insurance and Deferred Income Plan (Non-qualified) | 1 | $0 | $0 |

## CUMMINS PENSION PLAN

The Cummins Pension Plan is a tax-qualified cash balance pension plan. Participants receive pay credits equal to 6% of total monthly pay, defined as base salary and annual bonus payments. Individual accounts are maintained for each participant. The accounts receive interest credits equal to the 30-year Treasury bond rate plus 1%. Participants are 100% vested in the Cummins Pension Plan benefit upon attaining three years of service.

## EXCESS BENEFIT RETIREMENT PLAN

The Excess Benefit Retirement Plan provides non-qualified pension benefits in excess of limitations imposed by the Code on the benefits provided by the Cummins Pension Plan formula. It preserves the total benefit payable under the Cummins Pension Plan formula.

## SUPPLEMENTAL LIFE INSURANCE AND DEFERRED INCOME PLAN (SERP)

The Supplemental Life Insurance and Deferred Income Plan provides a SERP benefit to our officers who participate in the Cummins Pension Plan.

The SERP benefit is based on a percentage of the highest 60 consecutive months of total compensation during the final 120 months of the participant's career. Total Compensation for calculation of five-year average pay is defined as base salary and annual bonus payments.

The SERP benefit percentage is calculated as 2% of the participant's five-year average pay for each of the first 20 years of service plus 1% of the participant's five-year average pay for each of the next 10 years of service. The maximum is a 50% benefit after 30 years of service, except that an officer who is among our two highest paid Named Executive Officers at the time of retirement will receive an annual benefit equal to an additional 10%. In December 2011, the Compensation Committee discontinued this additional benefit for all future participants in the plan but grandfathered the benefit for a limited number of existing participants, including Mr. Linebarger.

The retirement benefit under the SERP is offset by the highest combined annuity available from the Cummins Pension Plan and the Excess Benefit Retirement Plan, thus topping up the benefits available from those plans to total the target retirement benefit. Officers who were participants in the plan prior to 2006 whose service and age total 80 (minimum age 55 and 20 years of service), or have at least 30 years of service, regardless

of age, would qualify for immediate unreduced commencement of life annuity benefits. Therefore, Mr. Satterthwaite qualified, as of December 31, 2023, for immediate commencement of unreduced benefits.

Otherwise, after retirement or termination of employment, unreduced benefits may be commenced at age 60. Retired or terminated vested employees who do not qualify for unreduced benefits under the age and service conditions described in the previous paragraph may commence benefits as early as age 55, and the life annuity benefit would be reduced by .333% for each month the participant's age at commencement preceded 60.

Vesting for the SERP benefit is 25% after five years of service, increasing in 15% annual increments, with 100% vesting after 10 years of service. The life annuity benefit is a 15-year certain payment, with a 50% benefit for surviving spouse or domestic partner.

The SERP benefit accrued for service prior to 2005 may be elected as a lump sum payment. Benefits accrued after 2005 are subject to the provisions of Internal Revenue Code Section 409A, which preclude election of a lump sum distribution of such benefits at the time permitted for benefits accrued for service prior to 2005.

The actuarial table used to calculate a lump sum payment under the SERP is the same as that used to make such calculations under the qualified Cummins Pension Plan, and the interest rate used is the rate used by the Pension Benefit Guaranty Corporation.

## ACCELERATED SERP FORMULA FOR EXECUTIVES HIRED MID-CAREER

For some officers who joined our company mid-career, the SERP benefit is calculated at an accelerated rate, requiring one-half the service necessary for other participants. Ms. Barner was placed on the mid-career SERP plan upon joining Cummins in 2012. Mr. Boakye was placed on the mid-career SERP plan upon joining Cummins in 2022.

The accelerated formula provides a target benefit based on 4% for the first 10 years and 2% for the next five years of service, with a maximum of 50% of Five-Year Average Pay after fifteen years of service. Eligibility for immediate commencement of unreduced benefits is achieved when age and service total 70 (minimum age 58 and 10 years of service). Otherwise, for participants who are no longer our employees, unreduced benefits may commence at age 60 or as early as age 55, but reduced .333% for each month age at commencement precedes age 60.

## NON-QUALIFIED DEFERRED COMPENSATION PLAN

Our Deferred Compensation Plan permits deferral of up to 100% of base salary, annual bonus, and/or performance cash awards under our long-term incentive compensation program. Each of our NEOs' Deferred Compensation Plan account balances earn income based on the performance of the investment option(s) that the NEO selects for his or her account.

Investment options within our Deferred Compensation Plan are substantially similar to the investment choices available in our 401(k) plan. However, participants may also have a balance in other legacy investment options: the 10-Year Treasury Bill + 4%, the 10-Year Treasury Bill + 2%, Barclays Capital U.S. Government/Credit Bond Index and Standard & Poor's 500 Index.

The investment options within our Deferred Compensation Plan had the following annual returns in 2023:

| Account Crediting Option | 2023 Annual Return |
|---|---|
| Advisor Managed Portfolio – Conservative Allocation | 8.26% |
| Advisor Managed Portfolio – Moderate Allocation | 10.78% |
| Advisor Managed Portfolio – Moderate Growth Allocation | 13.37% |
| Advisor Managed Portfolio – Growth Allocation | 15.36% |
| Advisor Managed Portfolio – Aggressive Allocation | 17.29% |
| Ten Year Treasury Note + 2% | 5.96% |
| Ten Year Treasury Note + 4% | 7.96% |
| Fidelity VIP Gov't Money Market – Initial Class | 4.88% |
| Fidelity VIP Bond Index-Initial Class | 5.47% |
| Fidelity VIP Investment Grade Bond – Initial Class | 6.20% |
| Barclays Capital U.S. Government/Credit Bond Index | 5.97% |
| DFA VA U.S. Large Value | 10.92% |
| Schwab S&P 500 Index | 26.22% |
| Standard & Poor's 500 Index | 24.23% |
| American Funds IS Growth – Class 1* | n/a |
| DFA VA U.S. Targeted Value | 20.03% |
| Thrivent Series Small Cap Index | 15.79% |
| Lord Abbett Series Developing Growth – Class VC | 8.17% |
| DFA VA International Value** | n/a |
| Fidelity VIP International Index-Initial Class | 16.16% |
| Vanguard VIF International | 14.65% |

\*    Calendar Qtr Endind Dec 2023 Rate is 14.69%

\*\*   Calendar Qtr Endind Dec 2023 Rate is 6.46%

Investment options may be changed daily. At the time of the election to defer, the participant chooses the time and the form of distribution. The participant may elect to have distributions begin on a specified date or following retirement. Distributions will also commence on any other separation from service, or upon death or a change of control.

## Non-Qualified Deferred Compensation in 2023

| Name | Executive Contributions in Last Fiscal Year | Registrant Contributions in Last Fiscal Year ($) | (1) Aggregate Earnings in Last Fiscal Year ($) | Aggregate Withdrawals/ Distributions ($) | (2) Aggregate Balance at Last Fiscal Year End ($) |
|---|---|---|---|---|---|
| J.W. Rumsey | $0 | $0 | $0 | $0 | $0 |
| N. T. Linebarger | $0 | $0 | $417,429 | $429,487 | $6,472,873 |
| M. A. Smith | $0 | $0 | $0 | $0 | $0 |
| L. L. Satterthwaite | $0 | $0 | $126,437 | $0 | $611,277 |
| S.R. Barner | $357,500 | $0 | $553,149 | $0 | $4,904,979 |
| M. Boakye | $0 | $0 | $0 | $0 | $0 |

(1)   Amounts included in the above table that were also reported in the "Change in Pension Value and Non Qualified Deferred Compensation Earnings" column of the Summary Compensation Table as "Above market earnings" for the Non Qualified Deferred Compensation Plan for each Named Executive Officer are: J.W. Rumsey $0; N. T. Linebarger $31,313; M. A. Smith $0; L. L. Satterthwaite $86,272; S.R. Barner $279,762; M. Boakye $0.

(2)   Amounts included in this column that have been reported in the Summary Compensation Table since 2006 for each Named Executive Officer are: J.W. Rumsey $0; N. T. Linebarger $4,224,731; M. A. Smith $0; L. L. Satterthwaite $650,615; S.R. Barner $1,126,502; M. Boakye $0.

# Potential Payments Upon Termination or Change in Control

## PAYMENTS UPON A CHANGE IN CONTROL WITHOUT A QUALIFIED TERMINATION OR UPON A QUALIFIED TERMINATION FOLLOWING A CHANGE IN CONTROL

In the event of a change in control of our company or certain terminations of employment within two years after a change in control, we will provide benefits to certain executives, including our Named Executive Officers.

Upon a change in control, outstanding equity-based awards that are assumed or replaced in the change in control transaction would not automatically become immediately vested and exercisable. Instead, two events (i.e., a so-called "double trigger") are required to trigger accelerated vesting and exercisability: both a change in control and termination without "cause" by the company or termination by the officer with "good reason" within two years of the change in control.

Upon a termination of employment without "cause" by the company or for "good reason" by the officer following a change in control, our Named Executive Officers, except our Chief Executive Officer would be entitled to two years' salary plus two annual bonus payments calculated using a 1.0 payout factor. Our Chief Executive Officer would be entitled to three years' salary plus three annual bonus payments. We would also provide for the full vesting of certain insurance and retirement benefits. Additionally, the Named Executive Officers, other than our Chief Executive Officer, would receive a payment equal in value to two years' additional participation under our tax-qualified and nonqualified pension plans as well as two years' continued participation in other employee benefit plans, and our Chief Executive Officer would receive a payment equal in value to three years' additional participation under our tax-qualified and nonqualified pension plans as well as three years' continued participation in other employee benefits plans.

If the then-outstanding awards of performance cash and performance shares were not assumed or replaced in the change in control transaction, they would be paid at target level and all outstanding options, restricted stock units and restricted stock awards would vest in full and be paid in cash. The value of supplemental and excess retirement (non-qualified) benefits would also be paid in cash. All amounts of compensation deferred under our Deferred Compensation Plan would be paid in cash. Our change in control arrangements with our Named Executive Officers do not entitle them to gross-up payments for taxes resulting from the application of the "golden parachute" excise tax provisions of Code Sections 280G and 4999. Instead, the arrangements reflect a "best net of taxes" approach under which, if excise taxes are imposed because of the golden parachute excise tax provisions of Code Sections 280G and 4999, the Named Executive Officer's change in control compensation protections will be either cut back, to a level below the level that would trigger the imposition of the excise taxes, or paid in full and subjected to the excise taxes, whichever results in the better after-tax result to the Named Executive Officer.

"Change in control" is generally defined as a consolidation or merger in which we are not the continuing or surviving corporation or in which our shares are converted; a sale, lease, exchange or transfer of substantially all of our assets; approval by our shareholders of a plan or proposal to liquidate or dissolve our company; the acquisition by a person of 25% or more of our voting power; or a majority change in the composition of our Board in a two-year period under specified circumstances where the nomination or election of the new directors is not approved by a supermajority of the directors prior to the change.

Termination for "cause" means a termination of the officer's employment by us due to the officer's willful and continued failure to perform his or her duties with us (after notice and an opportunity to cure), other than due to incapacity due to illness, or due to the officer's conviction of a felony.

Termination for "good reason" generally means a termination by the officer within 90 days following specified adverse changes in the officer's employment circumstances such as the assignment of duties not consistent with the officer's position, certain relocations of the officer's location of employment or reductions in compensation.

The payments to each of our Named Executive Officers, assuming that all triggering events occurred on December 31, 2023, are estimated in the table below. Amounts actually received, should any of the triggering events occur, may vary.

| Payments | | M.A. Smith | L. L. Satterthwaite | M. Boakye | S. R. Barner | J. W. Rumsey |
|---|---|---|---|---|---|---|
| Severance | (1) | $3,280,000 | $2,886,000 | $2,250,000 | $2,880,000 | $12,375,000 |
| Unvested Restricted Stock | (2) | $0 | $1,056,025 | $0 | $0 | $0 |
| Unvested Performance Cash Plan | (3) | $2,175,000 | $2,070,000 | $1,400,000 | $1,380,000 | $5,790,000 |
| Unvested Performance Share Plan | (4) | $5,270,540 | $5,038,157 | $2,160,921 | $3,356,376 | $13,940,578 |
| Retirement Benefit Payment | (5) | $1,560,127 | $88,557 | $3,677,502 | $635,571 | $8,312,449 |
| Welfare Benefit Values | (6) | $30,576 | $30,576 | $30,576 | $30,576 | $45,864 |
| Financial Advisory and 401(k) Benefit | (7) | $50,920 | $50,920 | $50,920 | $50,920 | $76,380 |
| Reduction due to Best Net of Taxes Provision | (8) | $0 | $0 | $0 | $0 | $0 |
| Aggregate Payments | | $12,367,163 | $11,220,235 | $9,569,919 | $8,333,443 | $40,540,271 |

(1)    Severance payment is equal to three times annual base salary at the time of the termination, plus three annual bonus payments at a 1.0 payout factor for Ms. Rumsey as Chief Executive Officer. For the other Named Executive Officers, severance payments are equal to two times the Named Executive Officer's annual base salary at the time of the termination, plus two annual bonus payments at a 1.0 payout factor.

(2)    Total value of unvested restricted stock and restricted stock units that would become vested upon a change in control, assuming a share price of assuming a share price of $239.57 and a change in control date of December 29, 2023.

(3)    Payouts of all of the performance cash awards for the 2021-2023, 2022-2024, and 2023-2025 award cycles at the target level.

(4)    Payouts of all of the performance share awards for the 2021-2023, 2022-2024, and 2023-2025 award cycles at the target level assuming a $239.57 share price for all performance shares.

(5)    Incremental actuarial value attributable to retirement for three years of additional service for Ms. Rumsey and two years for the other Named Executive Officers.

(6)    Estimated value associated with the continuation of life insurance, medical, dental, and disability benefits for three years for Ms. Rumsey and two years for the other Named Executive Officers following termination.

(7)    The calculation of the Financial Advisory and 401(k) Benefit is equal to three times the maximum annual financial advisory benefit, plus three times the annual Company Contribution under the Retirement and Savings Plan for Ms. Rumsey as Chief Executive Officer. For the other Named Executive Officers, the Financial Advisory and 401(k) Benefit is equal to two times the maximum annual financial advisory benefit, plus two times the annual Company Contribution under the Retirement and Savings Plan.

(8)    The calculation of the Reduction due to Best Net of Taxes Provision is based upon a Code Section 280G excise tax rate of 20% and the highest marginal income tax rates for 2023. Furthermore, it was assumed that no value will be attributed to reasonable compensation. At the time of any change in control, a value may be so attributed, which would affect whether a reduction would be triggered and the amount of any such reduction.

## POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT OTHER THAN FOLLOWING A CHANGE IN CONTROL

The following tables summarize the estimated payments to be made to Named Executive Officers under provisions of plans or established practice in the event of termination of employment including resignation, involuntary termination, involuntary termination for cause, retirement, death and disability other than following a change in control.

Termination for cause includes and is not limited to: violation of our Treatment of Others Policy, violation of the Code of Business Conduct, theft or other acts of dishonesty, willful destruction of our property, refusal to obey a supervisor's reasonable instructions, conduct endangering the safety of employees or co-workers, falsification of our documents, or violation of our other rules or policies.

We only report amounts where vesting requirements are waived and/or time of payment is accelerated, or benefits that are not generally available to our other exempt employees. Also, information is not repeated that is disclosed previously under the Pension Benefits Table, the Deferred Compensation Table, or the Outstanding Equity Awards Table, except to the extent that the amounts payable to the Named Executive Officer would be enhanced by the termination event described.

The amounts shown assume the terminating event occurred on the last business day of 2023, and that the price per share of our Common Stock is the closing price as of that date, $239.57.

# Severance

We do not have formal severance agreements with any of our Named Executive Officers. However, the Committee has established a policy that any of our Named Executive Officers, if terminated by us other than for cause, will generally be entitled to receive up to 12 months' base salary as severance, paid as salary continuation, and a pro-rated portion of his or her annual bonus for the portion of the year prior to termination, payable at the normal time and using the same payout factors as for all other participants. All of these elements would require a signed release of claims agreement.

# Annual Bonus

If a participant's employment with us terminates prior to the payment of our annual bonuses other than by reason of retirement, death or disability, the participant will not receive any annual bonus payout (except as described above under "Severance"). If a participant's employment with us terminates by reason of retirement, death, or disability prior to payment, then the participant will remain eligible for an annual bonus based on his or her eligible earnings prior to retirement, death, or disability and based on actual performance.

# Accelerated Vesting of Long-Term Grants

As described elsewhere in this proxy statement, currently we provide annual target award grants of performance cash, performance shares and stock options. The grants are based on a three-year performance period.

# Performance Cash

If a participant's employment with us terminates during the first year of an award cycle, other than by reason of retirement, death or disability, the participant will not receive any payout for that award cycle. If a participant's employment terminates during the second year of an award cycle other than by reason of retirement, death or disability, the Compensation Committee, in its discretion, may determine whether the participant will receive a proportionate payout of any payment with respect to the award cycle based on the period of employment during the cycle.

If a participant retires, dies or becomes disabled during an award cycle, the participant or such participant's estate, as the case may be, will receive a proportionate share of any payment with respect to the award cycle based on the period of employment during the cycle, regardless of the length of time of such employment. In the case of retirement, the proportionate share of the payment will be based on the actual payout factor. In the case of death or disability, the payment depends on when the death or disability occurs. If the death or disability occurs in year one of the performance period, the payout is based on an assumed payout factor of 1.0. If the death or disability occurs in year two, the payout factor is based on the actual year one performance and an assumed payout factor of 1.0 for years two and three. If death or disability occurs in year three, the payout factor is made on the normal payout cycle according to the actual payout factor.

### 2021-2023 AWARD CYCLE GRANTS

Since the entire 2021-2023 award cycle was completed as of the assumed December 31, 2023 date of the termination, all active participants would have been entitled to the payment at the normal time in March 2024. Since there would be no special acceleration, the amounts of these payments are not shown on the tables.

### 2022-2024 AWARD CYCLE GRANTS

Since the termination event is assumed to occur on December 31, 2023, which was the end of the second year of the 2022-2024 award cycle, the Committee has the discretion to award two-thirds of the target award for the 2022-2024 award cycle. For purposes of this table, two-thirds of the target awards for the 2022-2024 award cycle, assuming a payout factor of 1.0, is shown as payable under retirement, death, and disability.

### 2023-2025 AWARD CYCLE GRANTS

Since the termination event is assumed to occur on December 31, 2023, which was the end of the first year of the 2023-2025 award cycle, the Committee has the discretion to award one-third of the target award for the 2023-2025 award cycle. For purposes of this table, one-third of the target awards for the 2023-2025 award cycle, assuming a payout factor of 1.0, is shown as payable under retirement, death, and disability.

# Performance Shares

If a participant's employment with us terminates during the first year of an award cycle, other than by reason of retirement, death or disability, the participant will not receive any performance shares for that award cycle. If a participant's employment terminates during the second year of an award cycle other than by reason of retirement, death or disability, the Compensation Committee, in its discretion, may determine whether the participant will receive a proportionate payout of any performance shares with respect to the award cycle based on the period of employment during the cycle.

If a participant retires, dies or becomes disabled during an award cycle, the participant or such participant's estate, as the case may be, will receive a proportionate number of any performance shares earned with respect to the award cycle based on the period of employment during the cycle, regardless of the length of time of such employment. In the case of retirement, the proportionate number will be based on the actual payout factor. In the case of death or disability, the number depends on when the death or disability occurs. If the death or disability occurs in

year one of the performance period, the number of shares earned is based on an assumed payout factor of 1.0. If the death or disability occurs in year two, the number of shares earned is based on the actual year one performance and an assumed payout factor of 1.0 for years two and three. If death or disability occurs in year three, the number of shares earned is determined on the normal payout cycle according to the actual payout factor.

### 2021-2023 AWARD CYCLE GRANTS

Since the entire 2021-2023 award cycle was completed as of the assumed December 31, 2023 date of the termination, participants would have earned performance shares at the normal time in March 2024. Since there would be no special acceleration, the amounts of the awards are not shown on the tables.

### 2022-2024 AWARD CYCLE GRANTS

Performance shares would become earned based on our performance during 2022-2024 and paid out in unrestricted shares in March 2025. Since the shares were not yet earned, it is assumed no payments were accelerated on a termination other than a retirement, death or disability. For purposes of this table, two-thirds of the target awards for the 2022-2024 award cycle, assuming a payout factor of 1.0, is shown as payable under retirement, death, and disability.

### 2023-2025 AWARD CYCLE GRANTS

Performance shares would become earned based on our performance during 2023-2025 and paid out in unrestricted shares in March 2026. Since the shares were not yet earned, it is assumed no payments were accelerated on a termination other than a retirement, death or disability. For purposes of this table, one-third of the target awards for the 2023-2025 award cycle, assuming a payout factor of 1.0, is shown as payable under retirement, death, and disability.

# One-Time and Special Equity Awards

The vesting of the time-based equity award granted to Mr. Satterthwaite in 2021 will accelerate in full on an involuntary termination of employment without cause if performance is deemed by the Talent Management and Compensation Committee to be satisfactory, and will accelerate on a pro rata basis on death or disability. Accordingly, the value of the accelerated vesting is shown only in the columns relating to an involuntary termination of employment without cause, death or disability.

# Executive Life Insurance

Each of the Named Executive Officers participates in the Supplemental Life Insurance and Deferred Income Program, whereby officers are eligible for life insurance equal to three times base salary. Since this is a program not participated in by non-officer employees, the values of this incremental coverage are shown in the table.

# Outplacement, Welfare Benefits, and Financial Counseling

Outplacement assistance and welfare benefits will be provided only in the case of involuntary not-for-cause termination. Financial counseling support will not be provided in cases of voluntary termination and termination for cause.

The payments to each of our Named Executive Officers, assuming that the triggering event occurred on December 31, 2023, are estimated in the table below.

| J.W. Rumsey | Voluntary Termination | Involuntary Not-for-Cause Termination | Termination for Cause | Retirement | Death | Disability |
|---|---|---|---|---|---|---|
| Severance | $0 | $1,500,000 | $0 | $0 | $0 | $0 |
| Annual Bonus | $0 | $2,231,250 | $0 | $0 | $2,231,250 | $2,231,250 |
| Vesting of Long-Term Grants: | | | | | | |
| Performance Cash 2022-2024 Award Cycle | $0 | $0 | $0 | $0 | $1,500,000 | $1,500,000 |
| Performance Cash 2023-2025 Award Cycle | $0 | $0 | $0 | $0 | $950,000 | $950,000 |
| Performance Shares 2022-2024 Award Cycle | $0 | $0 | $0 | $0 | $3,679,795 | $3,679,795 |
| Performance Shares 2023-2025 Award Cycle | $0 | $0 | $0 | $0 | $2,232,792 | $2,232,792 |
| Outplacement | $0 | $5,310 | $0 | $0 | $0 | $0 |
| Welfare Benefits | $0 | $45,864 | $0 | $0 | $0 | $0 |
| Financial Counseling | $0 | $13,410 | $0 | $0 | $13,410 | $13,410 |
| Life Insurance (Supplemental Life Insurance Program only) | $0 | $0 | $0 | $0 | $4,500,000 | $0 |
| Aggregate Payments | $0 | $3,795,834 | $0 | $0 | $15,107,247 | $10,607,247 |

| M.A. Smith | Voluntary Termination | Involuntary Not-for-Cause Termination | Termination for Cause | Retirement | Death | Disability |
|---|---|---|---|---|---|---|
| Severance | $0 | $820,000 | $0 | $0 | $0 | $0 |
| Annual Bonus | $0 | $1,368,500 | $0 | $1,368,500 | $1,368,500 | $1,368,500 |
| Vesting of Long-Term Grants: | | | | | | |
| Performance Cash 2022-2024 Award Cycle | $0 | $0 | $0 | $450,000 | $450,000 | $450,000 |
| Performance Cash 2023-2025 Award Cycle | $0 | $0 | $0 | $300,000 | $300,000 | $300,000 |
| Performance Shares 2022-2024 Award Cycle | $0 | $0 | $0 | $1,103,619 | $1,103,619 | $1,103,619 |
| Performance Shares 2023-2025 Award Cycle | $0 | $0 | $0 | $705,134 | $705,134 | $705,134 |
| Outplacement | $0 | $5,310 | $0 | $0 | $0 | $0 |
| Welfare Benefits | $0 | $30,576 | $0 | $0 | $0 | $0 |
| Financial Counseling | $0 | $13,410 | $0 | $13,410 | $13,410 | $13,410 |
| Life Insurance (Supplemental Life Insurance Program only) | $0 | $0 | $0 | $0 | $2,460,000 | $0 |
| Aggregate Payments | $0 | $2,237,796 | $0 | $3,940,663 | $6,400,663 | $3,940,663 |

| L. L. Satterthwaite | Voluntary Termination | Involuntary Not-for-Cause Termination | Termination for Cause | Retirement | Death | Disability |
|---|---|---|---|---|---|---|
| Severance | $0 | $740,000 | $0 | $0 | $0 | $0 |
| Annual Bonus | $0 | $1,195,100 | $0 | $1,195,100 | $1,195,100 | $1,195,100 |
| Vesting of Long-Term Grants: | | | | | | |
| Performance Cash 2022-2024 Award Cycle | $0 | $0 | $0 | $460,000 | $460,000 | $460,000 |
| Performance Cash 2023-2025 Award Cycle | $0 | $0 | $0 | $230,000 | $230,000 | $230,000 |
| Performance Shares 2022-2024 Award Cycle | $0 | $0 | $0 | $1,129,173 | $1,129,173 | $1,129,173 |
| Performance Shares 2023-2025 Award Cycle | $0 | $0 | $0 | $540,630 | $540,630 | $540,630 |
| Restricted Stock Units | $0 | $1,056,025 | $0 | $0 | $997,357 | $997,357 |
| Outplacement | $0 | $5,310 | $0 | $0 | $0 | $0 |
| Welfare Benefits | $0 | $30,576 | $0 | $0 | $0 | $0 |
| Financial Counseling | $0 | $13,410 | $0 | $13,410 | $13,410 | $13,410 |
| Life Insurance (Supplemental Life Insurance Program only) | $0 | $0 | $0 | $0 | $2,220,000 | $0 |
| Aggregate Payments | $0 | $3,040,421 | $0 | $3,568,313 | $6,785,670 | $4,565,670 |

| M. Boakye | Voluntary Termination | Involuntary Not-for-Cause Termination | Termination for Cause | Retirement | Death | Disability |
|---|---|---|---|---|---|---|
| Severance | $0 | $625,000 | $0 | $0 | $0 | $0 |
| Annual Bonus | $0 | $850,000 | $0 | $0 | $850,000 | $850,000 |
| Vesting of Long-Term Grants: | | | | | | |
| Performance Cash 2022-2024 Award Cycle | $0 | $0 | $0 | $0 | $300,000 | $300,000 |
| Performance Cash 2023-2025 Award Cycle | $0 | $0 | $0 | $0 | $150,000 | $150,000 |
| Performance Shares 2022-2024 Award Cycle | $0 | $0 | $0 | $0 | $736,278 | $736,278 |
| Performance Shares 2023-2025 Award Cycle | $0 | $0 | $0 | $0 | $352,168 | $352,168 |
| Outplacement | $0 | $5,310 | $0 | $0 | $0 | $0 |
| Welfare Benefits | $0 | $30,576 | $0 | $0 | $0 | $0 |
| Financial Counseling | $0 | $13,410 | $0 | $0 | $13,410 | $13,410 |
| Life Insurance (Supplemental Life Insurance Program only) | $0 | $0 | $0 | $0 | $1,875,000 | $0 |
| Aggregate Payments | $0 | $1,524,296 | $0 | $0 | $4,276,856 | $2,401,856 |

| S.R. Barner | Voluntary Termination | Involuntary Not-for-Cause Termination | Termination for Cause | Retirement | Death | Disability |
|---|---|---|---|---|---|---|
| Severance | $0 | $720,000 | $0 | $0 | $0 | $0 |
| Annual Bonus | $0 | $1,215,500 | $0 | $1,215,500 | $1,215,500 | $1,215,500 |
| Accelerated Vesting of Long-Term Grants: | | | | | | |
| Performance Cash 2022-2024 Award Cycle | $0 | $0 | $0 | $300,000 | $300,000 | $300,000 |
| Performance Cash 2023-2025 Award Cycle | $0 | $0 | $0 | $160,000 | $160,000 | $160,000 |
| Performance Shares 2022-2024 Award Cycle | $0 | $0 | $0 | $736,278 | $736,278 | $736,278 |
| Performance Shares 2023-2025 Award Cycle | $0 | $0 | $0 | $376,125 | $376,125 | $376,125 |
| Outplacement | $0 | $5,310 | $0 | $0 | $0 | $0 |
| Welfare Benefits | $0 | $30,576 | $0 | $0 | $0 | $0 |
| Financial Counseling | $0 | $13,410 | $0 | $13,410 | $13,410 | $13,410 |
| Life Insurance (Supplemental Life Insurance Program only) | $0 | $0 | $0 | $0 | $2,160,000 | $0 |
| Aggregate Payments | $0 | $1,984,796 | $0 | $2,801,313 | $4,961,313 | $2,801,313 |

As previously disclosed, Mr. Linebarger retired as of July 31, 2023 and received retirement benefits consistent with the existing terms of our compensation and benefit plans. He did not otherwise receive any additional or enhanced benefits or payments in connection with this retirement.

## PAY RATIO DISCLOSURE

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations of the Securities and Exchange Act implementing Section 953(b), the ratio of the compensation of our Chief Executive Officer compared to the compensation of our median employee in 2023 is set forth below.

Ms. Rumsey's compensation (as reported in the Summary Compensation Table) for 2023 was 201 times the similarly calculated compensation of our median employee. The compensation amounts used to calculate the ratio are as follows:

| 2023 Annual Total Compensation | |
| --- | --- |
| J. W. Rumsey | $12,846,068 |
| Median Employee | $63,827 |

To identify our median employee, we began by reviewing the 2023 annual base salary and hourly wages plus target variable compensation (target total cash compensation) of all Cummins employees globally, including all full-time and part-time employees who were on Cummins' payroll as of December 31, 2023. Approximately 42% of the headcount is located in the U.S. We did not annualize the base salaries or hourly wages of permanent employees who had been employed by Cummins for less than the full year. We converted the annual target total cash compensation of all employees to United States dollars to aid in the identification of the median employee. We selected the median employee from among a group of employees with the same target total cash compensation by taking into account other pay elements and excluding those with anomalous characteristics.

While we design our compensation programs to reflect the local market practices in each country in which we operate, we strive to target, on average, market median pay for all employees globally.

## PAY VERSUS PERFORMANCE DISCLOSURE

Cummins' executive compensation program is designed to align pay outcomes with annual and long-term business performance and shareholders' interests. Our program design choices, including the level of pay at risk, the mix of short-term and long-term incentives, the mix of long-term incentive vehicles, the metrics selected, and the rigor of incentive goals, all work together toward this objective.

The TMCC, along with its consultant, Farient, has historically and routinely assessed the relationship between realizable pay for our executives and the financial and TSR performance of the company. The results of these analyses have guided our pay decisions and the evolution of our pay program to ensure strong pay and performance alignment. The Pay vs. Performance disclosure below provides an additional perspective on pay and performance alignment.

As required by section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and item 402(v) of regulation s-k under the securities act, we are providing the following information about the relationship between "compensation actually paid," herein referred to as "CAP" to our CEO and our other NEOs as compared to the company's total shareholder return (TSR), the TSR of our selected peer group, our GAAP net income, and our company-selected performance measure, EBITDA. For further information concerning the company's performance-based approach to executive compensation and how the company aligns executive compensation with the company's performance, refer to the CD&A of this proxy statement.

### 2023 Pay Vs. Performance Table

| Year | Summary Compensation Table Total for CEO (Rumsey)(1) | Compensation Actually Paid to CEO (Rumsey)(1)(7) | Summary Compensation Table Total for Former CEO (Linebarger)(2) | Compensation Actually Paid to Former CEO (Linebarger)(2)(7) | Average Summary Compensation Table Total for Non-CEO NEOs(3) | Average Compensation Actually Paid to Non-CEO NEOs(3)(7) | Value of Initial Fixed $100 Investment Based On: CMI TSR | Peer Group TSR(4) | Net Income ($MM)(5) | EBITDA ($MM)(6) |
|------|------|------|------|------|------|------|------|------|------|------|
| 2023 | $12,846,068 | $12,821,542 | N/A | N/A | $4,698,631 | $4,035,580 | $148.9 | $186.7 | $735 | $3,017 |
| 2022 | $7,133,411 | $8,912,042 | $11,521,051 | $6,424,086 | $3,223,819 | $4,301,797 | $146.4 | $154.5 | $2,151 | $3,799 |
| 2021 | N/A | N/A | $15,645,919 | $17,265,880 | $5,560,018 | $4,868,941 | $128.3 | $146.1 | $2,131 | $3,251 |
| 2020 | N/A | N/A | $17,291,581 | $27,870,614 | $4,213,127 | $4,975,391 | $130.5 | $124.2 | $1,789 | $3,108 |

(1)   Our current CEO is Jennifer W. Rumsey, who became CEO on August 1, 2022.

(2)   Our former CEO N. Thomas Linebarger served as CEO until August 1, 2022 and subsequently served as Executive Chairman until July 31, 2023; his compensation for fiscal year 2023 is included in the columns for average non-CEO NEOs.

(3)   The non-CEO NEOs for each applicable year are:

–   2023: S.R. Barner, M. Boakye, N.T. Linebarger, L.L. Satterthwaite, and M.A. Smith

–   2022: S.R. Barner, T.A. Embree, S. Padmanabhan, L.L. Satterthwaite, and M.A. Smith

–   2021: J.W. Rumsey, S. Padmanabhan, L.L. Satterthwaite, and M.A. Smith

–   2020: M.M. Rose, S. Padmanabhan, L.L. Satterthwaite, and M.A. Smith

(4)   The Peer Group TSR shown in the table above is based on our Custom Peer Group as shown in our CD&A for the applicable year. TSR for this Group is weighted as of year-end 2019 by market capitalization and is calculated using a base date of December 31, 2019. In 2023, we re-evaluated our peer group and chose to include companies that participate in similar end-markets and have similar businesses. Dana Incorporated was added to provide exposure to similar products including e-axles, drivetrain components and transmissions and electric and hybrid products, while Donaldson Company Inc. was removed due to the IPO of Atmus (formerly our filtration business) into a separate publicly traded company. Our revised peer group is summarized in the CD&A of this proxy statement. The indexed TSR value for 2023 under our prior 2022 Custom Peer Group would have been $186.3.

(5)   Net Income reflects GAAP net income, as disclosed in our financial statements.

(6)   EBITDA is a non-GAAP measure defined as cumulative earnings before interest expense, income taxes, noncontrolling interests, depreciation and amortization.

(7)   The SEC rules require that certain adjustments be made to the Summary Compensation Table totals to determine CAP, as reported in the Pay versus Performance table above. The following table details the applicable adjustments that were made to determine CAP:

**2023 Adjustments Made to Calculate CAP**

| Executives | SCT Total Pay | Deduct SCT Change In Pension Value | Pension Benefits & NQDC | | | | | Equity Awards | | | | CAP Total |
| | | | Add Actuarial Pension Service Cost | Add Above-Market Earnings on NQDC | Deduct SCT Stock & Option Awards | Add Year-End Value of Unvested Equity Granted in Year | Add Change in Value of Unvested Awards Granted in Prior Years | Add Change in Value of Vested Equity Granted in Prior Years | Deduct Value of Awards Not Meeting Vesting Conditions | Add Dividends Paid on Unvested Equity | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| CEO (Rumsey) | $12,846,068 | ($1,834,671) | $29,567 | $0 | ($6,186,989) | $6,285,193 | $2,008,729 | ($326,355) | $0 | $0 | $12,821,542 |
| Non-CEO NEOs (avg) | $4,698,631 | ($449,677) | $155,169 | $37,666 | ($1,094,008) | $1,111,373 | $1,318,935 | ($539,165) | ($1,203,344) | $0 | $4,035,580 |

## RELATIONSHIP BETWEEN COMPENSATION ACTUALLY PAID (CAP) AND PERFORMANCE MEASURES

The Pay versus Performance table above and graphs below demonstrate that our NEOs' CAP is aligned with our company's performance over time. To normalize for a change in our CEO incumbent in 2022, Ms. Rumsey's and Mr. Linebarger CAP are combined for FY22. CEO and NEO pay is generally aligned with our TSR, Net Income, and EBITDA. However, NEO incumbent changes and year over year performance results compared to CAP encompassing four years of performance may distort results in any given year. Our CAP for 2020 was higher than that for 2021 and 2022 because our stock price increased during 2020, which increased the value of outstanding stock options. We discontinued the granting of stock options as a component of our normal long-term incentive program beginning in 2021.

In 2023, CAP to our CEO and NEOs declined modestly in conjunction with a relatively flat TSR. This reduction in CEO CAP was due to two factors: (1) 2023 represents the first full year of compensation for our current CEO, Ms. Rumsey, whose CAP was lower than that of our prior CEO, Mr. Linebarger; and (2) Ms. Rumsey's actual bonus was reduced by $2.231 million, which took into account the Agreement in Principle to resolve certain regulatory claims regarding our emissions certification and compliance process for certain engines primarily used in pick-up truck applications. The reduction in average NEO CAP was due to changes in NEOs.



(1)    2022 CEO CAP in the above charts reflects the combined compensation for our former CEO, N. Thomas Linebarger, who served as CEO until August 1, 2022, and our new CEO, Jennifer W. Rumsey who became CEO on that date.

As shown in the graph below, our company's TSR has historically tracked that for our Custom Peer Group; however, in 2023, the TSR of our peer group exceeded that of Cummins.



**Cummins TSR vs. Custom Peer Group TSR
Indexed 2019 – 2023**

## 2023 PERFORMANCE MEASURES

For fiscal year 2023, our TMCC identified the performance measures listed below as the most important in its compensation-setting process for our NEOs.

**Tabular List of Performance Measures**

| |
|---|
| EBITDA |
| ROIC |
| Operating Cash Flow |

The Committee identified EBITDA, ROIC, and Cash Flow as our "most important" measures because they are used in our incentive awards to determine payouts. These measures drive the largest portion of our executives' pay. EBITDA, and ROIC provide an incentive for profitable growth and correlate well with shareholder value. Operating cash flow provides capital for investments that are important to our future and allows us to return significant capital to our shareholders.

# DIRECTOR COMPENSATION

As with the pay programs for our executive officers, we review our non-employee director pay programs on an annual basis and target the median of the market in setting our pay levels. We also strive to create a non-employee director compensation program that is simple and is aligned with shareholder interests.

We assess both our Custom Peer Group as well as the broader market in benchmarking director pay levels and practices. Each review includes general comparisons against market data and analysis prepared by Farient, including information on market practices and decision support in the following areas:

- Board and Committee retainers and meeting fees;

- Equity compensation;

- Leadership compensation; and

- Other major pay elements and practices.

## Annual Compensation

| | |
|---|---|
| **Board Retainer** | • In 2023, we provided each of our non-employee directors target annual compensation of $315,000, $140,000 of which is paid in cash and $175,000 of which is paid in the form of our common stock. |
| **Lead Director Compensation** | • An additional $35,000 cash retainer. |
| **Committee Chair Compensation** | • An additional $25,000 cash retainer for the Audit and Talent Management and Compensation Committees.<br>• An additional $15,000 cash retainer for the Finance, Governance and Nominating, and Safety and Environment, and Technology Committees. |

We also have a Deferred Compensation Plan for non-employee directors, pursuant to which directors may elect to defer receipt of all or any portion of their compensation while they serve as a director. The deferred compensation, plus accrued interest, is paid to the director upon the earliest of a specified date (if one is selected by the director), the director's retirement or death or a change in control of our company. If the deferred compensation and interest is paid in connection with a specified date or the director's retirement, it is paid to the director in a lump sum or in annual installments, not to exceed 15, as specified by the director. Upon a change in control of our company or the director's death, such deferred compensation and interest would be paid in cash to the director in one lump sum.

Account crediting options within our Deferred Compensation Plan are substantially similar to the investment choices available in our 401(k) plan. However, participants may also have a balance in other legacy investment options: the 10-Year Treasury Bill + 4%, the 10-Year Treasury Bill + 2% and Barclays Capital U.S. Government/Credit Bond Index.

Each non-employee director is required to maintain direct ownership of shares of our Common Stock (including stock awards) equal to or greater in value to three times his or her annual total retainer fee. Non-employee directors must comply with this requirement within six years of becoming a member of our Board. Subject to limited exceptions, non-employee directors are not allowed to sell our shares until they reach their stock ownership guideline, and then may not sell shares to the extent their ownership level would be less than the guideline amount. All of our non-employee directors have either satisfied this requirement or have additional time to do so.

The following table provides information concerning the compensation of our non-employee directors for 2023. As employee directors, Ms. Rumsey and Mr. Linebarger did not receive any compensation for their service as directors in 2023.

| Name | (1) Fees Earned or Paid in Cash ($) | (2) Stock Awards ($) | (3) Change in Pension Value and Non Qualified Deferred Compensation Earnings | (4) All Other Compensation | Total |
|---|---|---|---|---|---|
| R. J. Bernhard(5) | $140,000 | $174,868 | $32,208 | $0 | $347,076 |
| B. V. Di Leo Allen | $140,000 | $174,868 | $0 | $0 | $314,868 |
| S. B. Dobbs | $155,000 | $174,868 | $0 | $36,500 | $366,368 |
| C.A. Harris(5) | $155,000 | $174,868 | $5,842 | $0 | $335,710 |
| T. J. Lynch | $190,000 | $174,868 | $0 | $0 | $364,868 |
| W. I. Miller(7) | $140,000 | $174,868 | $50,703 | $0 | $365,571 |
| G. R. Nelson(5) | $165,000 | $174,868 | $5,914 | $0 | $345,782 |
| K.A.Nelson(5) | $140,000 | $174,868 | $0 | $50,000 | $364,868 |
| K. H.Quintos | $140,000 | $174,868 | $29,127 | $0 | $343,995 |
| G.L. Belske(5) | $165,000 | $174,868 | $0 | $40,000 | $379,868 |
| D.W. Fisher(5)(6) | $93,333 | $116,444 | $1,525 | $0 | $211,302 |

(1)    Fees Earned or Paid in Cash were as follows:

| Director | Board Retainer | Lead Director Fee | Committee Chaired | Committee Chair Fees | Total |
|---|---|---|---|---|---|
| R. J. Bernhard | $140,000 | $0 | | $0 | $140,000 |
| B. V. Di Leo Allen | $140,000 | $0 | | $0 | $140,000 |
| S. B. Dobbs | $140,000 | $0 | Safety, Environment, and Technology | $15,000 | $155,000 |
| C.A. Harris | $140,000 | $0 | Finance | $15,000 | $155,000 |
| T. J. Lynch | $140,000 | $35,000 | Governance and Nominating | $15,000 | $190,000 |
| W. I. Miller | $140,000 | $0 | | $0 | $140,000 |
| G. R. Nelson | $140,000 | $0 | Talent Management and Compensation | $25,000 | $165,000 |
| K.A.Nelson | $140,000 | $0 | | $0 | $140,000 |
| K.H. Quintos | $140,000 | $0 | | $0 | $140,000 |
| G.L. Belske | $140,000 | $0 | Audit | $25,000 | $165,000 |
| D. W. Fisher | $93,333 | $0 | | $0 | $93,333 |

(2)    The stock awards column represents the aggregate grant date fair value of the awards, which is $231.0010/share and $231.0400/share for D.W. Fisher who joined the board in October of 2023. The aggregate grant date fair value was computed in accordance with ASC Topic 718, excluding any impact from an election to defer the award. The assumptions made in valuing stock awards for 2023 are included in the Note 20 to Consolidated Financial Statements in our 2023 Annual Report on Form 10 K and such information is incorporated by reference.

The stock value represents 55 percent of the annual retainer. The number of shares is calculated by dividing the target value by the preceding 20 day average closing price of our Common Stock on the NYSE on the grant date, rounded down to the nearest whole share. Each director was awarded 757 shares of stock. The shares were granted using a value of $231.0010, the preceding 20 day average of closing prices of our Common Stock on the NYSE on the grant date of May 9, 2023. D.W. Fisher was awarded 504 shares of stock. The shares were granted using a value of $231.04, the preceding 20 day average of closing prices of our Common Stock on the NYSE on the grant date of October 9, 2023.

(3)    These amounts represent "Above Market" earnings in the Deferred Compensation Plan, as described above. "Above market" is defined as the amount of earnings that exceeded 120% of the applicable federal long term rate published by the U.S. Internal Revenue Service.

(4)    These amounts represent our match of directors' contributions for a program under which we match contributions, up to $50,000 per individual, to a designated charitable non-profit organization.

(5)    R. J. Bernhard, G. R. Nelson, K.A.Nelson, C. Harris, and G.L. Belske elected to defer 100% of the 2023 Stock Award. D.W. Fisher elected to defer 50% of the 2023 Stock Award. The value of these Stock Awards is included in this table. R. J. Bernhard elected to defer 100% and D.W. Fisher and C. Harris elected to defer 50% of their fees paid in cash in 2023.

(6)    D.W. Fisher joined our Board on Oct. 9, 2023.

(7)    As part of our overall support of charitable and educational institutions, we previously established the Cummins Inc. Charitable Bequest Program in which directors first elected prior to 2004 are eligible to participate. Only W. I. Miller currently participates in this program. Following the death of such director, we will donate 10 equal annual installments of $100,000 to one or more qualifying institutions designated by such director. The obligations under this program are funded by life insurance policies that have been fully paid. As a result, there was no cost associated with the program in 2023. Directors do not receive any direct financial benefit from the program since all charitable deductions accrue to us.

# ADVISORY VOTE ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

## (Item 12 on the Proxy Card)

Executive compensation is important to us and to our shareholders. Since 2011, we have held annual advisory shareholder votes to approve the compensation of our Named Executive Officers as required by Section 14A of the Securities Exchange Act of 1934. At this year's Annual Meeting, we once again are seeking input from our shareholders through an advisory vote to approve the compensation of our Named Executive Officers as disclosed in the Compensation Discussion and Analysis section and the accompanying compensation tables and narratives contained in this proxy statement. In 2023, consistent with the recommendation of our Board, our shareholders voted in favor of our executive compensation, with 95.7% of votes cast in favor.

Our Board would like the support of our shareholders for the compensation of our Named Executive Officers as disclosed in the Compensation Discussion and Analysis section and the accompanying compensation tables and narratives contained in this proxy statement. Accordingly, for the reasons we discuss above, our Board unanimously recommends that shareholders vote in favor of the following resolution:

"RESOLVED, that the shareholders approve, on an advisory basis, the compensation of the Named Executive Officers as disclosed in the Compensation Discussion and Analysis section and the accompanying compensation tables and narratives contained in this proxy statement."

The compensation of the Named Executive Officers as disclosed in the Compensation Discussion and Analysis section and the accompanying compensation tables and narratives contained in this proxy statement will be approved if the votes cast in favor of the proposal exceed those cast against the proposal. Abstentions and broker non-votes will not affect the voting results for this proposal.

As this is an advisory vote, the results of the vote will not be binding on our Board, although our Talent Management and Compensation Committee will consider the outcome of the vote when evaluating the effectiveness of our compensation principles and practices and our Talent Management and Compensation Committee and our Board will review and consider the outcome of the vote when making future compensation decisions for our Named Executive Officers. We believe our company benefits from constructive dialogue with our shareholders on these important matters, and while we continue to reach out to our shareholders on these and other issues, we also encourage our shareholders to contact us if they would like to communicate their views on our executive compensation programs. Shareholders who wish to communicate with our non-management directors concerning our executive compensation programs should refer to the section above entitled "Corporate Governance – Board of Directors and Committees – Communication with the Board of Directors." We intend to hold the next advisory vote on the compensation of our Named Executive Officers at the annual meeting in 2025.

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THE COMPENSATION DISCUSSION AND ANALYSIS SECTION AND ACCOMPANYING COMPENSATION TABLES AND NARRATIVES IN THIS PROXY STATEMENT.**

# RATIFICATION OF INDEPENDENT PUBLIC ACCOUNTANTS

## (Item 13 on the Proxy Card)

The Audit Committee of our Board has voted to appoint PricewaterhouseCoopers LLP, or PwC, as the firm of independent public accountants to audit our financial statements for 2024. Although the selection and appointment of independent public accountants is not required to be submitted to a vote of our shareholders, our Board has decided, as in the past, to ask our shareholders to ratify this appointment. Such ratification does not limit the Audit Committee's ability to make subsequent changes to our auditors that it thinks appropriate.

Under its charter, the Committee is responsible for the appointment, compensation and oversight of our independent auditor. In selecting PwC as the independent public accountants for 2024, the Audit Committee considered a number of factors, including:

- PwC's internal quality-control procedures, including results of the most recent Public Company Accounting Oversight Board (PCAOB) inspection report on PwC and the results of peer review examinations;

- Consideration of investigations by governmental or professional authorities and whether they may impair PwC's ability to perform Cummins' annual audit;

- PwC's independence program and any relationships between PwC and our company that could have a bearing on PwC's independence;

- PwC's industry experience and global footprint to audit our operations worldwide;

- The professional qualifications of the lead audit partner;

- The periodic refreshment of perspective and objectivity provided by the mandatory five-year rotation of the partner-in-charge;

- The engagement team's collective expertise and knowledge of our business, worldwide operations and risk profile; and

- The results of the evaluation of PwC's performance described in the Audit Committee Report below.

The Committee discusses services performed by PwC and considers the impact of non-audit services on PwC's independence. The Committee pre-approves these services and the related fees. We believe that all services rendered to us by PwC are permissible under applicable laws and regulations, and have been pre-approved by or on behalf of the Audit Committee pursuant to the policy described below. Fees paid to PwC for services are disclosed in the table below under the categories listed therein.

These services are actively monitored (both spending level and work content) by the Audit Committee to maintain the appropriate objectivity and independence in PwC's core work, which is the audit of our consolidated financial statements and the audit of our internal control over financial reporting.

In consideration of the matters described above, we believe that the appointment of PwC is in the best interest of the company and its shareholders.

A representative of PwC will be present at the Annual Meeting and will be available to answer appropriate questions but will not have the opportunity to make a statement. A report of the Audit Committee in connection with its independence, the independence of the auditors and certain other matters follows our Board's recommendation on this Item below.

## VOTE REQUIRED AND RECOMMENDATION OF THE BOARD OF DIRECTORS

Appointment of PwC as auditors will be ratified if the votes cast in favor of the proposal exceed those cast against the proposal. Abstentions and broker non-votes will not affect the voting results for the ratification of PwC.

**OUR BOARD RECOMMENDS THAT SHAREHOLDERS VOTE FOR THIS PROPOSAL TO RATIFY THE APPOINTMENT OF PwC.**

# Audit and Non-Audit Fees

The table below presents fees for professional audit services rendered by PwC for the audit of our annual financial statements for 2023 and 2022 and fees billed for other services rendered by PwC during those periods. The fees are presented in millions of US dollars.

|  | 2023 | 2022 |
| --- | --- | --- |
| Audit fees:(1) | 21.6 | 19.7 |
| Audit-related fees:(2) | 0.5 | 3.8 |
| Tax fees:(3) | 1.1 | 1.5 |
| All other fees:(4) | 0.1 | 0.1 |
| Total | 23.3 | 25.1 |

(1) Audit fees consisted of work performed in connection with the audit of our financial statements (including internal control over financial reporting), as well as work generally only the independent auditor can reasonably be expected to provide, such as statutory and subsidiary audits.

(2) Audit-related fees principally include attestation services requested by management. The decrease in 2023 is primarily related to services performed in 2022 for the planned separation of the Filtration business.

(3) Tax fees consisted principally of assistance with non-US tax compliance and planning, review of foreign tax returns and assistance in connection with tax audits.

(4) All other fees included advisory services for seminars related to employee training, research survey results, licensing fees for technical research tools and other advisory services.

# Audit Committee Pre-Approval Policy

The Sarbanes-Oxley Act of 2002 and rules of the SEC prohibit our independent accountant from providing certain types of non-audit services to us. They also require that all audit, review or attest engagements required under the securities laws and permitted non-audit services provided to us by our independent accountant be pre-approved by the Audit Committee or one of its members to whom the Audit Committee has delegated authority.

Under our policy and procedures, when considering whether to approve non-audit services to be provided by our independent accountant, the Audit Committee must consider whether the provision of the service would adversely affect the independence of the independent accountant. Specifically, the Audit Committee must consider whether the provision of the service would (i) place the accountant in the position of auditing his or her own work; (ii) result in the accountant acting as management or an employee of our company; or (iii) place the accountant in the position of being an advocate for us. Any proposed non-audit service that the Audit Committee determines would adversely affect the independence of our independent accountant will not be approved.

The Audit Committee is solely responsible for pre-approving all audit and non-audit services. The Audit Committee has delegated to its Chair authority to pre-approve audit and permitted non-audit services to be provided by our independent accountant, provided that such services are permissible under our foregoing policy and procedures and do not exceed $250,000 between scheduled Audit Committee meetings. Approvals made by the Chair must be reported to the full Audit Committee at its next scheduled meeting.

# Audit Committee Report

The role of our Audit Committee is to assist our Board in fulfilling its oversight responsibilities as they relate to:

• The integrity of our financial statements and internal control over financial reporting;

• Our compliance with ethics policies, and legal and regulatory requirements; and

• Our independent auditor's qualifications and independence.

The Committee also has responsibility for:

• Preparing this report of the Committee, which is required to be included in our proxy statement;

• Selecting, retaining, compensating, overseeing and evaluating our independent auditor;

• Providing assistance to our Board in its oversight of our guidelines and policies with respect to enterprise risk management; and

• Overseeing the performance of our internal audit function.

Each member of the Committee is independent as defined under our independence criteria, NYSE listing standards and SEC rules. The Committee operates under a written charter that has been adopted by our Board and is reviewed by the Committee on a periodic basis. The Committee's current charter can be viewed on our website.

The Committee fulfills its responsibilities through periodic meetings with PwC, our independent registered public accounting firm since 2002, and with our internal auditors and management. During 2023, the Committee met nine times. The Committee periodically meets in executive session. The Committee also has periodic educational sessions on accounting and reporting matters. The Committee reviewed with both PwC and our internal auditors, and approved, their respective audit plans, audit scope, compensation and identification of audit risks. Further, the Committee reviewed and discussed with our management and PwC our audited financial statements, critical audit matters addressed during the audit and management's and PwC's evaluations of our internal control over financial reporting, as reported in our 2023 Annual Report on Form 10-K. The Committee discussed our interim financial information contained in each quarterly earnings announcement and each Quarterly Report on Form 10-Q with our Chief Financial Officer, Controller and our independent auditors, prior to public release. The Committee also met with PwC to discuss the results of its reviews of our interim financial statements. Management has the responsibility for the preparation and integrity of our financial statements and internal control over financial reporting and PwC has the responsibility for the review or examinations thereof.

The Committee discussed and reviewed with PwC all matters required by the PCAOB and the SEC. The Committee received the written disclosures and the letter from PwC required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Committee concerning independence, and discussed with PwC its independence.

The Committee established a process for the formal evaluation of PwC's performance, which includes obtaining an annual assessment of PwC from management. In conducting this evaluation, the Committee reviewed responses to a questionnaire completed by members of management that covered areas such as the quality of services provided by PwC, sufficiency and experiences of resources on the engagement, communication and interaction with PwC over the course of the year, and independence, objectivity and professional skepticism of PwC. PwC's performance is also discussed with management and PwC during separate private sessions, as well as in executive session.

The Committee also considers other factors, including the policy that PwC follows with respect to rotation of its key audit personnel, so that there is a new partner-in-charge at least every five years. The Committee is involved in the selection of the partner-in-charge at the time of rotation. PwC's senior relationship partner interviews with members of management and with the Committee Chair to understand the necessary partner-in-charge attributes as part of the partner-in-charge succession planning process. Attributes evaluated include client and functional experience, technical competence, communication skills, critical behaviors, familiarity with audit committee processes and independent communications and stature within PwC. PwC develops a list of potential candidates and identifies one of the candidates as recommended by the firm. The recommended candidate meets with members of management and the Committee. If the recommended candidate is selected, the process is complete. If the recommended candidate is not selected, the process continues with additional candidate meetings until an acceptable candidate is identified. The most recent partner-in-charge rotation occurred in 2022.

Based on the above-mentioned reviews and discussions with management, internal audit and PwC, the Committee recommended to our Board of Directors that our audited financial statements and management's report on internal control over financial reporting be included in our 2023 Annual Report on Form 10-K, for filing with the SEC.

Based on the reviews and evaluations described above, the Committee reappointed PwC as our independent auditors for 2024, subject to shareholder ratification at the Annual Meeting.

Respectfully submitted,

GARY L. BELSKE, CHAIR
ROBERT J. BERNHARD
STEPHEN B. DOBBS
WILLIAM I. MILLER
GEORGIA R. NELSON
KIMBERLY A. NELSON
KAREN H. QUINTOS
JOHN H. STONE

# SHAREHOLDER PROPOSAL

## (Item 14 on the Proxy Card)

The following proposal was submitted by John Chevedden and will be voted on at the Annual Meeting if it is properly presented. **Our Board recommends that you vote AGAINST this Proposal**. The proponent's address and number of shares of common stock held may be obtained upon oral or written request to our Corporate Secretary.

In accordance with SEC rules, the following text of the **Independent Board Chairman** Proposal is presented exactly as it was submitted to our company.

## Proposal 14 – Independent Board Chairman



Shareholders request that the Board of Directors adopt an enduring policy, and amend the governing documents as necessary in order that 2 separate people hold the office of the Chairman and the office of the CEO.

Whenever possible, the Chairman of the Board shall be an Independent Director.

The Board has the discretion to select a Temporary Chairman of the Board who is not an Independent Director to serve while the Board is seeking an Independent Chairman of the Board on an expedited basis.

It is a best practice to adopt this policy soon. However this policy could be phased in where there is a contract renewal for our current CEO or for the next CEO transition.

The roles of Chairman and CEO are fundamentally different and should be held by 2 directors, a CEO and a Chairman who is completely independent of the CEO and our company. The job of the CEO is to manage the company. The job of the Chairman is to oversee the CEO.

A lead director can be given a list of duties but there is no rule that prevents the Chairman from overriding the lead director in any of the so-called lead director duties and ignoring the advice of the lead director.

This proposal topic received 43%-support at Cummins in 2023. This 43%-support likely represented a resounding majority vote from the shareholders who had access to independent proxy voting advice and make the most informed voting decisions of all shareholders. It also takes more shareholder conviction of the merits of this proposal to vote for it than simply follow the management party line.

Please vote yes:

**Independent Board Chairman — Proposal 14**

# STATEMENT IN OPPOSITION

**Our Board of Directors recommends that shareholders vote AGAINST this shareholder proposal for the following reasons:**

**We believe that our shareholders are best served if the Board retains the organizational flexibility to select the best person to serve as Chairperson, giving consideration to relevant factors at any particular time.**

Under our Corporate Governance Principles, our Board has the freedom to determine the optimal leadership structure for the company, including, when appropriate, separating the roles of Chairperson and Chief Executive Officer, based solely on what it believes is in the best interests of the company and its shareholders. Given the dynamic and competitive environment in which the company operates, this flexibility allows our Board to decide what leadership structure works best for our company based on the facts and circumstances existing from time to time. When our Board determines that the same individual should hold the positions of Chairperson and Chief Executive Officer, and at any time when the Chairperson is not independent, the Board's independent directors will elect an independent Lead Director.

We believe that it is important for the Board to continue to exercise its judgment on a case-by-case basis in determining the most effective leadership structure for us, rather than take a rigid approach, as called for by the shareholder proposal. We believe that the company and its shareholders benefit from this flexibility, and that the directors are best positioned to lead this evaluation given their knowledge of our leadership team, strategic goals, opportunities and challenges.

Our Board recognizes and anticipates that circumstances may change such that a different structure may be warranted to support our company's needs, and the Board periodically reviews and assesses its leadership structure.

**We believe that our existing governance practices and the current leadership structure of our Board have served our shareholders well, have delivered significant value to shareholders and promote effective and independent Board oversight.**

As a result of the successful execution of the company's strategy over the past decade, Cummins is in a very strong financial position with strong credit ratings and liquidity and a proven track record of improving performance over successive cycles. Under the current leadership structure, the company has grown from $6.6 billion in revenue in 2000 to a record $34.1 billion in 2023. The success of the company has been driven by a strong understanding of the industries in which we operate, a demonstrated capability to drive performance improvement over successive cycles and the vision to set the company on a path to further success in the face of changing industry dynamics.

There is no evidence to suggest that adopting a policy requiring separation of the roles of Chairperson and Chief Executive Officer would improve our financial performance or otherwise benefit shareholders.

With the exception of Ms. Rumsey, our Chairperson of the Board and Chief Executive Officer, the Board is composed entirely of independent directors. Independent directors make up 92.3% of the Board. As discussed under the heading "Other Information – Related-Party Transactions," none of our directors were involved in any related party transactions in 2023, demonstrating that our Board's decision-making was free from potential conflicts of interest.

Our Board's meeting practices and leadership structure encourage independence. The independent directors meet at each regularly scheduled Board meeting in separate executive sessions without Ms. Rumsey present. These sessions are led by an independent Lead Director, currently Mr. Lynch, who is selected by and from the independent directors. In addition, our independent directors frequently travel, without the Chairperson and Chief Executive Officer in attendance, to visit our operations and meet with our employees and other stakeholders. In addition, our Board is dedicated to attaining a balance of tenure and refreshment. We have added eight new directors to our Board since 2015, bringing new and diverse perspectives and adding to our Board's mix of objectivity, skills and experience.

We have long been committed to having an independent Lead Director. The duties of the independent Lead Director are comprehensive and clearly delineated in our Corporate Governance Principles available on our Investor Relations site through www.cummins.com. Our independent Lead Director's responsibilities include:

- Serving as Chair of the Governance and Nominating Committee;

- Conferring with the Chairperson on, and approving, Board meeting agendas and meeting schedules to assure there is sufficient time for discussion of all agenda items;

- Calling and presiding over all meetings of the Board at which the Chairperson is not present, including executive sessions of independent directors and communicating feedback on executive session to the Chairperson;

- Leading the annual performance reviews of the Chief Executive Officer and the Board;

- Ensuring that there is open communication between our independent directors, the Chairperson, the CEO and other management members;

- Being available, when deemed appropriate by the Board, for consultation and direct communication with shareholders;

- Reviewing, at his or her discretion, information to be sent to the Board; and

- Conferring with the Chairperson and CEO on other issues of corporate importance, as appropriate.

One of our longstanding governance practices is that all the members (including the chairs) of the Audit Committee, the Talent Management and Compensation Committee and the Governance and Nominating Committee are independent directors, nominated by the Governance and Nominating Committee. When coupled with the independent composition of our Board, this governance practice ensures that independent directors oversee all critical Board governance matters, such as the integrity of the company's financial statements, compensation of our Chief Executive Officer and other members of senior management, and Board evaluation and selection of directors. The Board and each of its committees have unrestricted access to officers and employees of the company and have the authority to ask such questions and conduct investigations, and to retain legal, accounting, financial or other outside advisors, as they deem necessary or appropriate to fulfill their duties. In addition, the Board has long-established Corporate Governance Principles, which are available on our website.

### A fixed, inflexible rule requiring the separation of our Chairperson of the Board and Chief Executive Officer roles is not in the best interests of our shareholders.

We operate in a very competitive and fast-changing industry in which our Board must constantly assess industry change and disruption. Our Board is comprised of directors with diverse backgrounds, experience, perspectives and in-depth knowledge about the company. With this expertise, it is uniquely positioned to evaluate the company's key challenges and needs, including the optimal Board leadership structure.

The Board believes that its current best leadership structure strikes an appropriate balance between strong and consistent executive leadership and independent and effective oversight of our company's business at this time and that mandating a fixed and inflexible leadership structure for the company would unduly restrict the Board, would prevent the Board from determining the most appropriate leadership structure for the company and would hinder our Board's effectiveness in guiding our company and representing the interests of the shareholders. Effective corporate governance requires more than just a mechanical, "one-size-fits-all" approach.

### The proposal's rigid and prescriptive approach to board leadership is not the practice of the majority of companies in the S&P 500.

While a number of S&P 500 companies have separated the roles of Chief Executive Officer and Chairperson, not all of those companies have adopted an inflexible policy mandating the separation of Chairperson and Chief Executive Officer roles, no matter the situation. Furthermore, a majority of S&P 500 companies do not have a separate, independent Chairperson. According to the 2023 Spencer Stuart Board Index, approximately 61% of companies in the S&P 500 do not have an independent Chairperson. We believe that rather than taking a "one-size-fits-all" approach to board leadership, the Board's fiduciary duties are best fulfilled by retaining flexibility to determine the leadership structure that serves the best interests of our company and shareholders, taking into account the company's needs and circumstances at any given time.

### Our Board routinely engages directly with shareholders, reinforcing Board and management accountability, and acts on our shareholders' governance concerns that are expressed in these interactions.

The company has long maintained a robust engagement program in order for the Board to be fully informed on, and able to weigh carefully, the view of its shareholders before making critical decisions on governance topics. We believe that our existing corporate governance policies provide the appropriate balance between ensuring Board accountability to shareholders and enabling the Board to effectively oversee Cummins' business and affairs for the long-term benefit of shareholders. In addition, over the past several years, our independent directors, along with our leadership team, have engaged in significant shareholder outreach with shareholders holding a significant percentage of outstanding shares. As a result of these interactions, we have taken the following corporate governance-related actions in recent years:

- adopted proxy access;

- adopted a unilateral right for shareholders to amend the company's bylaws; and

- lowered the threshold at which shareholders may call a special meeting.

Along with the oversight of our Lead Director, these changes to our governing documents provide shareholders with the ability to ensure that proper checks and balances exist.

During these conversations, a majority of these shareholders, when asked, support our position of maintaining the flexibility for our Board to best determine our leadership structure.

### The Board and our company are committed to the highest standards of corporate governance.

Our corporate governance practices and policies are described in the section of this proxy statement entitled "Corporate Governance." As discussed in that section, we have had a longstanding commitment to good corporate governance. Our practices in the area of corporate

responsibility have been recognized by various organizations. For example, we have been named to the S&P Dow Jones Sustainability World Index for three consecutive years and to the Group's North American Index for 18 consecutive years. In addition, we were named to the 100 Best Corporate Citizens list recognizing outstanding environmental, social and governance transparency and received a 2023 National Association of Corporate Directors award recognizing exemplary board practices related to diversity, equity and inclusion.

**Our shareholders rejected substantially identical proposals in 2013, 2015, 2019, 2022 and 2023.**

In 2013, 2015, 2019, 2022 and 2023, our shareholders considered and rejected a proposal that would have required separate Chairperson and Chief Executive Officer roles. The proposals, which sought a policy requiring our Chairperson to be an independent director, were soundly defeated by our shareholders at our 2013 Annual Meeting with only 23.7% of our outstanding shares voting in favor of the proposal; at our 2015 Annual Meeting, with only 27.0% of our outstanding shares voting in favor of the proposal; at our 2019 Annual Meeting, with only 24.6% of our outstanding shares voting in favor of the proposal; at our 2022 Annual Meeting, with only 28.1% of our outstanding shares voting in favor of the proposal; and at our 2023 Annual Meeting, with only 43% of our outstanding shares voting in favor of the proposal. Since 2023, nothing has changed that would merit a different result.

# Vote Required and Recommendation of the Board of Directors

The affirmative vote of a majority of the votes cast in person or by proxy at the Annual Meeting will be required to approve this proposal. Abstentions and broker non-votes will not affect the voting results for this proposal.

**OUR BOARD RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL.**

# SHAREHOLDER PROPOSAL

## (Item 15 on the Proxy Card)

The following proposal was submitted by As You Sow on behalf of Warren Wilson College and will be voted on at the Annual Meeting if it is properly presented. **Our Board recommends that you vote AGAINST this Proposal.** The proponent's address and number of shares of common stock held may be obtained upon oral or written request to our Corporate Secretary.

In accordance with SEC rules, the following text of the proposal is presented exactly as it was submitted to our company.

**WHEREAS:**    Decarbonizing heavy transport is critical to achieving the Paris Agreement's 1.5°C goal and mitigating the severe economic impacts of climate change.[1] Cummins is a leading manufacturer and servicer of industrial vehicle components and is ranked one of the world's largest corporate emitters.[2] Despite acknowledging climate-related risks in its 10-K, Cummins fails to align its incentive structures with its decarbonization commitments.[3]

The Climate Action 100+, a coalition of over 700 investors with $60 trillion in assets, issued a Net-Zero Company Benchmark (Benchmark) outlining key indicators to assess corporate alignment with the Paris Agreement, reflecting the reality of increasing climate-related financial risk. Investor expectations include setting long-term and interim 1.5°C-aligned emission reduction goals across all relevant scopes and establishing executive compensation metrics linked to the achievement of such goals.[4]

While Cummins' 2023 proxy statement commends its CEO's role in advancing Cummins' decarbonization strategy, there is no evidence of a direct payout linked to climate change performance. In its 2023 CDP disclosures, Cummins states its CEO is entitled to a monetary incentive for advancing Cummins' PLANET 2050 goals, which are partially related to reducing emissions.[5] However, Cummins fails to provide a quantitative emissions-reduction incentive that has a specified payout percentage. Furthermore, the company's most recent proxy states that Return on Average Net Assets was the sole performance measure for 2022 annual bonus payouts and does not mention PLANET 2050 goals.[6]

The CA100+ Benchmark expectations are that a company's CEO remuneration arrangements specifically incorporate climate change performance and achievement of emission reduction targets in determining performance-linked compensation. References to vague terms such as sustainability performance are insufficient.[7] Cummins's current compensation arrangements fail to provide a direct incentive for achieving emission reductions.

Tying executive compensation to 1.5°C-aligned emissions reductions will incentivize leadership to integrate climate risk management, oversee capital allocation, and address this critical issue with long-term value creation and effective risk management. Boards and executives can leverage existing standards and disclosure frameworks to incorporate best practices into compensation and transition planning.

**RESOLVED:**    Shareholders request the Board disclose a plan, at reasonable expense and excluding confidential information, to link executive compensation to 1.5°C-aligned greenhouse gas emissions reductions across the Company's full value chain.

---

1    https://iea.blob.core.windows.net/assets/13dab083-08c3-4dfd-a887-42a3ebe533bc/NetZeroRoadmap_AGlobalPathwaytoKeepthe1.5CGoalinReach-2023 Update.pdf, p.88

2    https://www.climateaction100.org/company/cummins-inc/;

3    https://www.sec.gov/ix?doc=/Archives/edgar/data/26172/000002617223000005/cmi-20221231.htm, p.21

4    https://www.climateaction100.org/

5    https://www.cummins.com/sites/default/files/2023-08/cummins-2023-cdp-climate-report.pdf, p.6

6    https://www.sec.gov/ix?doc=/Archives/edgar/data/26172/000110465923037109/tm231795d2_def14a.htm#tEXCO, p.35,40

7    https://www.climateaction100.org/wp-content/uploads/2023/03/Climate-Action-100-Net-Zero-Company-Benchmark-Framework-2.0..pdf, p.33

**SUPPORTING STATEMENT:**    Proponents suggest, at Company discretion, the plan:

•    Links executive compensation to emission reductions across the Company's full value chain;
•    Links compensation to a: (1) standalone, (2) quantitative emissions reduction metric, (3) that is not a de minimis portion of total pay;
•    Includes emission reductions in the long-term incentive plan, preferably as performance share units; and
•    Involves annually reporting progress towards meeting emissions reduction compensation goals.

# STATEMENT IN OPPOSITION

**Our Board of Directors recommends that shareholders vote AGAINST this shareholder proposal for the following reasons:**

**We believe that the prescriptive approach of this proposal is not in the best interest of the company and its shareholders at this time, particularly in light of the actions Cummins is already taking to address climate change and sustainability.**

Cummins is committed to doing our part to address climate change and air emissions, using natural resources in the most sustainable way, and improving communities as demonstrated by the launch of PLANET 2050 in 2019. The Cummins environmental sustainability strategy set quantifiable goals for 2030 along with visionary, longer-term aspirations. By 2050, Cummins' aspirational targets include carbon neutrality. Working with the Science Based Target initiative ("SBTi"), Cummins established two science-based targets for climate change which encompass facilities and operations (scope 1 and 2) and products (scope 3). Cummins publicly reports on progress to these 2030 goals – to reduce absolute greenhouse gas (GHG) emissions from facilities and operations by 50% and reduce scope 3 absolute lifetime GHG emissions from newly sold products by 25% – as well as the other seven PLANET 2050 goals through multiple reporting frameworks and its annual Sustainability Progress Report. In 2022, Cummins launched Destination Zero, which is our strategy to accelerate efforts to reduce GHG emissions and air quality impacts of our products in a way that is best for our customers and all stakeholders. We recognize the importance of addressing climate change and have taken several steps on our journey to create a more sustainable future for our company. Over the past several years, Cummins has acted to increase the understanding and management of the complicated factors impacting climate-related matters, as well as show meaningful outcomes that demonstrate our commitment to addressing them.

While we are committed to furthering our sustainability efforts, our core values guide how we approach fulfilling that commitment. As such, we believe it would be irresponsible to commit to the proponent's requested actions before completing the necessary foundational steps, many of which were underway before we received the proponent's proposal.

To learn more about the company's sustainability efforts, go to the company's ESG web page at https://www.cummins.com/company/esg.

**We believe that our Talent Management and Compensation Committee, which is comprised entirely of independent directors, is best positioned to design and implement executive compensation arrangements that will promote Cummins' goals and create long-term shareholder value.**

This proposal unduly interferes with the operations of our Talent Management and Compensation Committee, which requires flexibility to determine the appropriate metrics for our executive compensation program. Our shareholders' interests are best served by maintaining the Committee's flexibility to determine the metrics that are best suited to drive environmental progress in parallel with sustainable, long-term growth. As such, we do not believe it is in the company's or our shareholders' best interests to commit to the actions in the proposal, and we recommend that our shareholders vote against it.

## Vote Required and Recommendation of the Board of Directors

The affirmative vote of a majority of the votes cast in person or by proxy at the Annual Meeting will be required to approve this proposal. Abstentions and broker non-votes will not affect the voting results for this proposal.

**OUR BOARD RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL.**

# STOCK OWNERSHIP OF DIRECTORS, MANAGEMENT AND OTHERS

The following table sets forth information with respect to the beneficial ownership of our Common Stock as of March 21, 2024 by:

- Each current director and director nominee;

- Each executive officer appearing in the Summary Compensation Table;

- All directors and current executive officers as a group; and

- Any person who is known by us to beneficially own more than 5% of the outstanding shares of our Common Stock based on our review of the reports regarding ownership filed with the SEC.

Beneficial ownership is determined in accordance with the rules of the SEC and includes any shares over which a person exercises sole or shared voting or investment power. Under these rules, beneficial ownership also includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days of March 21, 2024 through the exercise of any stock option or other right. Shares subject to stock options or other rights are deemed to be outstanding for the purpose of computing the ownership percentage of the person beneficially holding these stock option or other rights, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. Except as otherwise indicated, the address of each beneficial owner is Cummins Inc., 301 East Market Street, Indianapolis, Indiana 46204.

| Name | Amount and Nature of Beneficial Ownership(1) | Percent of Class |
|---|---|---|
| The Vanguard Group<br>100 Vanguard Blvd.<br>Malvern, PA 19355 | 17,754,995(2) | 13.0% |
| BlackRock, Inc.<br>55 East 52nd Street<br>New York, NY 10055 | 11,524,411(3) | 8.4% |
| Sharon Barner | 44,901(4) | * |
| Gary L. Belske | 1,625 | * |
| Robert J. Bernhard | 17,809 | * |
| Marvin Boakye | 0 | * |
| Bruno V. Di Leo | 8,819 | * |
| Stephen B. Dobbs | 5,097 | * |
| Daniel W. Fisher | 1,068 | * |
| Carla A. Harris | 2,231 | * |
| N. Thomas Linebarger | 760,282(5) | * |
| Thomas J. Lynch | 10,421 | * |
| William I. Miller | 56,557(6) | * |
| Georgia R. Nelson | 23,136 | * |
| Kimberly A. Nelson | 4,172(7) | * |
| Karen H. Quintos | 5,290(8) | * |
| Jennifer W. Rumsey | 80,666(9) | * |
| Tony L. Satterthwaite | 153,486(10) | * |
| Mark A. Smith | 76,500(11) | * |
| John H. Stone | 242 | * |
| All directors and current executive officers as a group, a total of 31 persons | 772,029(12) | * |

\*    Less than 1%.

(1)   Except as otherwise indicated, the voting and investment powers of the shares listed are held solely by the reported owner.

(2)    The source of this information is a Schedule 13G/A filed February 13, 2024 with the SEC disclosing beneficial ownership of our Common Stock by The Vanguard Group and its related companies. The Vanguard Group and its related companies stated in their Schedule 13G/A that they have sole dispositive power for 17,149,769 shares, shared dispositive power for 605,226 shares, sole voting power for none of the shares and shared voting power for 175,582 shares.

(3)    The source of this information is a Schedule 13G/A filed January 25, 2024 with the SEC disclosing beneficial ownership of our Common Stock by BlackRock, Inc. and its related companies. BlackRock, Inc. and its related companies stated in their Schedule 13G/A that they have sole dispositive power for all of the shares and sole voting power for 10,240,207 shares.

(4)    Includes 24,028 shares that may be purchased upon the exercise of vested stock options within 60 days of March 21, 2024.

(5)    Includes 240 shares held by Mr. Linebarger's spouse, 9,158 shares owned by Mr. Linebarger's 401(k) plan, 10,808 shares held by Trust, 43,859 shares owned by Mr. Linebarger's children and 578,930 shares that may be purchased upon the exercise of vested stock options within 60 days of March 21, 2024.

(6)    Includes 167 shares owned by Mr. Miller's child.

(7)    Includes 82 shares held by Ms. Nelson's spouse, 600 shares owned by the 2013 Family Trust and 400 shares owned by Ms. Nelson's spouse via the 2015 Family Trust.

(8)    Includes 2,835 shares held by Trust.

(9)    Includes 1,482 shares held by Ms. Rumsey's 401(k) plan, 11,373 shares held by Trust and 58,605 shares that may be purchased upon the exercise of vested stock options within 60 days of March 21, 2024.

(10)   Includes 2,404 shares held by Mr. Satterthwaite's 401(k) plan and 73,640 shares that may be purchased upon the exercise of vested stock options within 60 days of March 21, 2024.

(11)   Includes 54,320 shares that may be purchased upon the exercise of vested stock options within 60 days of March 21, 2024.

(12)   Includes 387,463 shares that may be purchased upon the exercise of vested stock options within 60 days of March 21, 2024.

# OTHER BUSINESS

Our Board does not know of any business to be presented for action at the Annual Meeting other than that set forth in the Notice of Annual Meeting of Shareholders as reflected in Items 1 through 17 on the proxy card, and as referenced in this proxy statement. Under the terms of our by-laws, moreover, since the deadline for notice of additional business has passed, no additional business may be presented by shareholders for action at the Annual Meeting.

## Other Information

### RELATED-PARTY TRANSACTIONS

Our company, together with our subsidiaries and affiliates, is a global company with extensive operations in the U.S. and many foreign countries. We have thousands of employees with widespread authority to purchase goods and services. Because of these far-reaching activities, we encounter transactions and business arrangements with persons, businesses and other organizations in which one of our directors, executive officers or nominees for director, significant investors or their immediate families, may also be a director, executive officer, or have some other direct or indirect material interest. Such transactions and arrangements, which we refer to as related-party transactions, have the potential to create actual or perceived conflicts of interest.

As a result, the Audit Committee of our Board has established, and our Board has approved, a written policy and procedures for review and approval of any related-party transactions or proposed transactions where the amount involved in any year exceeds or will exceed $120,000. These procedures require that, in deciding whether to approve such a related-party transaction involving a director, director nominee, executive officer, holder of more than five percent of our Common Stock or their immediate family members, the Audit Committee must consider, among other factors:

- Information about the goods and services to be or being provided by or to the related party;

- The nature of the transaction and the costs to be incurred by us or payments to us;

- An analysis of the costs and benefits associated with the transaction;

- The business advantage we would gain by engaging in the transaction; and

- An analysis of the significance of the transaction to us and the related party.

To receive Audit Committee approval, a related party transaction must be on terms that are believed to be fair and reasonable to us. Our policy requires that there be a business or corporate interest supporting the transaction and that the transaction be in the best interest of us and our shareholders.

Based on information known to us, we believe there were no transactions during 2023 in which we were or are to be a participant in which the amount involved exceeded or will exceed $120,000, and in which any director, director nominee, executive officer, holder of more than five percent of our Common Stock at the time of the transaction or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

### DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and directors, and persons who beneficially own more than 10% of our Common Stock, to file reports of ownership and changes in ownership of such securities with the SEC and the NYSE. Copies of these reports must also be furnished to us. Based solely upon a review of the copies of the forms filed under Section 16(a) and furnished to us, written representations from reporting persons after inquiry, and forms filed by us on the reporting person's behalf, we believe that all filing requirements under Section 16(a) applicable to our executive officers and directors were complied with during 2023, except that a Form 4 was filed for Georgia Nelson on February 21, 2023 to report a sale of shares that occurred on February 15, 2023, a Form 4 was filed for Tracy A. Embree on August 15, 2023 to report withholding to satisfy tax liabilities related to a vesting of shares that occurred on August 1, 2023, a Form 4 was filed for Daniel W. Fisher on October 18, 2023 to amend and correct the reporting of an award of shares that occurred on October 9, 2023.

## SHAREHOLDER PROPOSALS

Shareholders may submit proposals to be considered for shareholder action at our 2025 annual meeting of shareholders and inclusion in our proxy statement and proxy card if they do so in accordance with the appropriate regulations of the SEC. For such proposals to be considered for inclusion in our proxy statement and form of proxy card for our 2025 annual meeting of shareholders, they must be received by our Secretary no later than December 2, 2024.

If a shareholder desires to bring proper business before an annual meeting of shareholders which is not the subject of a proposal timely submitted for inclusion in our proxy statement and form of proxy as described above, the shareholder must follow procedures outlined in our by-laws. Pursuant to our by-laws, a shareholder may bring business to be considered at the annual meeting, provided that the shareholder (i) is a shareholder of record at the time of giving notice to us of the of the business and is entitled to vote at the annual meeting where the business will be considered, and (ii) complies with the applicable notice procedures set forth in our by-laws. Our by-laws provide that, in the case of business other than the election of directors, the shareholder bringing the business must deliver written notice of the business to our Secretary no later than 90 days preceding the date the meeting is scheduled to occur in the notice of such meeting first given to shareholders, which we refer to as the "originally scheduled date," unless such date is earlier than the first anniversary of the date set forth in our first mailed definitive proxy materials for the prior year's annual meeting, in which case written notice of the proposal must be delivered not later than the close of business on the 10th day following the first public disclosure of the earlier date.

In order for shareholders to give timely notice of director nominations at our 2025 annual meeting of shareholders for inclusion on a universal proxy card under Rule 14a-19 of the Exchange Act, notice must be submitted by the same deadline as disclosed above under the procedures for Shareholder director candidate recommendations set forth in our by-laws and must also include the information in the notice required by our by-laws and by Rule 14a-19.

Each required notice must contain certain information, including information about the shareholder, as prescribed by the by-laws.

## EXPENSES OF SOLICITATION

The cost of this proxy solicitation will be borne by us. We will solicit proxies by mailing proxy materials to certain shareholders and a Notice of Internet Availability of Proxy Materials to all other shareholders; for shareholders that do not receive the full proxy materials, printed copies will be sent upon request as provided below and as provided in the Notice of Internet Availability of Proxy Materials.

We have retained Morrow Sodali Global LLC, 470 West Avenue, Stamford, Connecticut 06902, to assist us in the solicitation of proxies for a fee not to exceed $10,000 plus expenses. Proxies may also be solicited by mail, telephone, e-mail or fax by our directors, officers and employees who will not be separately compensated for such services. Banks, brokerage houses and other institutions, nominees or fiduciaries will be reimbursed for their reasonable expenses incurred in forwarding proxy materials to the beneficial owners of our Common Stock upon request.

## DELIVERY OF PROXY MATERIALS TO HOUSEHOLDS

Pursuant to the rules of the SEC, services that deliver our communications to shareholders that hold their stock through a bank, broker or other holder of record may deliver to multiple shareholders sharing the same address a single copy of our Notice of Internet availability of Proxy Materials and, as applicable, a printed version of our annual report to shareholders and this proxy statement. Upon oral or written request, we will promptly deliver a separate copy of the Notice of Internet Availability of Proxy Materials, annual report to shareholders and/or proxy statement to any shareholder at a shared address to which a single copy of the document was delivered.

Shareholders sharing an address may also request delivery in the future of a single copy of a Notice of Internet Availability of Proxy Materials, annual report to shareholders and/or proxy statement if they are currently receiving multiple copies of such documents. Shareholders may notify us of their requests by calling or writing to our Secretary at (812) 377-1111 or Cummins Inc., 301 East Market Street, Indianapolis, Indiana 46204.

April 1, 2024

**We will furnish to any shareholder, without charge, a copy of our Annual Report on Form 10-K. You may also obtain a copy of the Form 10-K by writing to Nicole Y. Lamb-Hale, Secretary, Cummins Inc., 301 East Market Street, Indianapolis, Indiana 46204 or on our website at www.cummins.com.**

# APPENDIX A

## Reconciliations of GAAP to Non-GAAP Financial Measures

### EARNINGS BEFORE INTEREST, INCOME TAXES, DEPRECIATION AND AMORTIZATION AND NONCONTROLLING INTERESTS

We define EBITDA as earnings before interest expense, income tax expense, depreciation and amortization and noncontrolling interests in income of consolidated subsidiaries. We use EBITDA to assess and measure the performance of our operating segments and also as a component in measuring our variable compensation programs. We believe EBITDA is a useful measure of our operating performance as it assists investors and debt holders in comparng our performance on a consistent basis without regard to financing methods, capital structure, income taxes or depreciation and amortization methods, which can vary significantly depending upon many factors. Additionally, adjusted EBITDA* removes the impact of significant non-operational costs incurred during the year, which we believe enables a more accurate comparison of the underlying operational performance of the business for our investors and debt holders. This measure is not in accordance with, or an alternative for, accounting principles generally accepted in the United States and may not be consistent with measures used by other companies. It should be considered supplemental data.

### 2023 & 2022 ADJUSTED EBITDA

| | Years Ended | |
|---|---|---|
| **In Millions** | **December 31, 2023** | **December 31, 2022** |
| Net income attributable to Cummins Inc. | $735 | $2,151 |
| Net income attributable to noncontrolling interests | 105 | 32 |
| Consolidated net income | 840 | 2,183 |
| Income tax expense | 786 | 636 |
| Income before taxes | 1,626 | 2,819 |
| Interest expense | 375 | 199 |
| EBIT | 2,001 | 3,018 |
| Depreciation and amortization | 1,016 | 781 |
| EBITDA | 3,017 | 3,799 |
| One-Time Items* | 2,178 | 192 |
| Adjusted EBITDA* (excluding One-Time Items) | $5,195 | $3,991 |

*   2023 one-time items include $2.036 billion of cost related to the Agreement in Principle, $100 million of cost related to the separation of the Filtration business, and $42 million of cost related to employee voluntary retirement and separation; 2022 one-time items include $111 million of cost related to the indefinite suspension of operations in Russia and $81 million of cost related to the separation of the Filtration business

## 2023 & 2022 ADJUSTED NET OPERATING PROFIT AFTER TAXES

We define net operating profit as earnings before interest expense, depreciation and amortization and noncontrolling interest in income of consolidated subsidiaries, net of tax, as a non-GAAP measure which is used in our return on invested capital (ROIC) calculation discussed below. Additionally, adjusted net operating profit* removes the impact of significant non-operational costs incurred during the year, which we believe enables a more accurate comparison of the underlying operational performance of the business for our investors and debt holders.

| | Years Ended | |
|---|---|---|
| **In Millions** | **December 31, 2023** | **December 31, 2022** |
| Net income attributable to Cummins Inc. | $735 | $2,151 |
| Net income attributable to non controlling interests | 105 | 32 |
| Consolidated net income | 840 | 2,183 |
| Income tax expense | 786 | 636 |
| Income before taxes | 1,626 | 2,819 |
| Interest expense | 375 | 199 |
| EBIT | 2,001 | 3,018 |
| Less: Tax effect on EBIT | 966 | 682 |
| Net Operating Profit after Taxes | 1,035 | 2,336 |
| One-Time Items* | 2,178 | 192 |
| Less: Tax effect on EBIT related to One-Time Items | 12 | 24 |
| Adjusted Net operating profit after taxes* (excluding one-time items) | 3,201 | 2,504 |

\*   2023 one-time items include $2.036 billion of cost related to the Agreement in Principle, $100 million of cost related to the separation of the Filtration business, and $42 million of cost related to employee voluntary retirement and separation; 2022 one-time items include $111 million of cost related to the indefinite suspension of operations in Russia and $81 million of cost related to the separation of the Filtration business

# Adjusted Net income attributable to Cummins Inc.

We believe adjusted net income* is a useful measure of our operating performance for the periods presented as it illustrates our operating performance without regard to the Agreement in Principle, voluntary retirement and voluntary separations programs and the Atmus IPO and separation costs. These measures are not in accordance with, or an alternative for GAAP and may not be consistent with measures used by other companies. This should be considered supplemental data. The following table reconciles net income attributable to Cummins Inc. to net income attributable to Cummins Inc. excluding special items for the following periods:

## 2023 & 2022 ADJUSTED NET INCOME

| | Years Ended | |
|---|---|---|
| **In Millions** | **December 31, 2023** | **December 31, 2022** |
| Net income attributable to Cummins Inc. | $735 | $2,151 |
| One-Time Items* | 2,075 | 166 |
| Adjusted Net income attributable to Cummins Inc.* (excluding One-Time Items) | $2,810 | $2,317 |

\*   2023 one-time items include $1.966 billion of cost related to the Agreement in Principle, $77 million of cost related to the separation of the Filtration business, and $32 million of cost related to employee voluntary retirement and separation; 2022 one-time items include $102M of net cost related to the indefinite suspension of operations in Russia and $64 million of cost related to the separation of the Filtration business

# Adjusted Earnings per Diluted Share

We believe adjusted earnings per diluted share* (EPS) is a useful measures of our operating performance for the periods presented as it illustrates our operating performance without regard to the Agreement in Principle, voluntary retirement and voluntary separations programs and the Atmus IPO and separation costs. These measures are not in accordance with, or an alternative for GAAP and may not be consistent with measures used by other companies. This should be considered supplemental data. The following table reconciles diluted EPS attributable to Cummins Inc. to diluted EPS attributable to Cummins Inc. excluding special items for the following periods:

## 2023 & 2022 ADJUSTED EARNINGS PER DILUTED SHARE

|  | Years Ended | |
| --- | --- | --- |
| **In Millions** | **December 31, 2023** | **December 31, 2022** |
| Earnings per diluted Share | $5.15 | $15.12 |
| One-Time Items* | 14.54 | $1.17 |
| Adjusted Earnings per diluted Share* (excluding One-Time Items) | $19.69 | $16.29 |

\*   2023 one-time items include $13.78 per share of cost related to the Agreement in Principle, $0.54 per share of cost related to the separation of the Filtration business, and $0.22 per share of cost related to employee voluntary retirement and voluntary separation programs; 2022 one-time items include $0.72 per share of cost related to the indefinite suspension of operations in Russia and $0.45 per share of cost related to the separation of the Filtration business

## 2023-2021 ADJUSTED NET ASSETS

We define net assets as total assets less deferred debt costs, deferred tax assets, pension and other postretirement benefit adjustments excluded from net assets and certain liabilities deducted in arriving at net assets as a non-GAAP measure which is used in our return on average net assets calculation (ROANA) discussed below. Additionally, adjusted net assets* removes the impact of certain significant non-operational costs incurred during the year, which we believe enables a more accurate comparison of the underlying operational performance of the business for our investors and debt holders.

| **In Millions** | **December 31, 2023** | **December 31, 2022** | **December 31, 2021** |
| --- | --- | --- | --- |
| Total Assets | $32,005 | $30,299 | $23,710 |
| Less: Deferred debt costs | 4 | 4 | 4 |
| Less: Deferred tax assets | 1,082 | 625 | 428 |
| Less: Pension and other postretirement benefit adjustments exlcuded from net assets | 307 | 832 | 966 |
| Less: Liabilities deducted in arriving at net assets | 14,531 | 11,270 | 9,486 |
| Total net assets | 16,081 | 17,568 | 12,826 |
| One-Time Items* | 2,036 | | |
| Adjusted Total net assets* (excluding one-time items) | 18,117 | 17,568 | 12,826 |
| Less: Cash, cash equivalents and marketable securities | 2,741 | 2,573 | 3,187 |
| Net assets for operating segments | $15,376 | $14,995 | $9,639 |

\*   2023 one-time items include $2.036 billion of cost related to the Agreement in Principle

## 2023-2021 ADJUSTED INVESTED CAPITAL

We define invested capital as total equity, less defined benefit postretirement plans, plus total short- and long-term debt as a non-GAAP measure which is used in our return on invested capital calculation (ROIC) discussed below. Additionally, adjusted invested capital* removes the impact of certain significant non-operational costs incurred during the year and consolidated debt that will be transferred upon completion of Filtration business separation, which we believe enables a more accurate comparison of the underlying operational performance of the business for our investors.

| In Millions | December 31, 2023 | December 31, 2022 | December 31, 2021 |
|---|---|---|---|
| Total equity | $9,904 | $9,967 | $9,035 |
| Less: Defined benefit postretirement plans | (848) | (427) | (346) |
| Equity used for return on invested capital calculation (ROIC) | 10,752 | 10,394 | 9,381 |
| Loans payable | 280 | 210 | 208 |
| Commercial paper | 1,496 | 2,574 | 313 |
| Current maturities of long-term debt | 118 | 573 | 59 |
| Long-term debt | 4,802 | 4,498 | 3,579 |
| Unadjusted Invested capital used for return on invested capital calculation (ROIC) | 17,448 | 18,249 | 13,540 |
| One-Time Items* | 1,436 | | |
| Adjusted Invested capital used for return on invested capital calculation (ROIC) (excluding one-time items) | $18,884 | $18,249 | $13,540 |

\* 2023 one-time items include $2.036 billion of cost related to the Agreement in Principle, less $600 million of consolidated debt that will be transferred upon completion of the Filtration business separation.

# ROANA

We define return on average net assets (ROANA) as a non-GAAP measure which assists investors in assessing our ability to generate profits from our net assets. Additionally, adjusted ROANA** removes the impact of certain significant non-operational cost incurred during the year, which we believe enables a more accurate comparison of the underlying operational performance of the business for our investors. We calculate ROANA as follows: EBITDA / Average Beginning and Ending Net Assets. The elements of the calculation, EBITDA and Net Assets, are reconciled in the previous tables.

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| **Unadjusted ROANA** | | |
| EBITDA | $3,017 | $3,799 |
| Beginning – Total Net Assets | 17,568 | 12,826 |
| Ending – Total Net Assets | 16,081 | 17,568 |
| Unadjusted ROANA | 18% | 25% |
| **Adjusted ROANA** | | |
| EBITDA excluding One-Time Items* | $5,195 | $3,991 |
| Beginning – Total net assets adjusted for one-time items | 17,568 | 12,826 |
| Ending – Total net assets adjusted for one-time items** | 18,117 | 17,568 |
| Adjusted ROANA** | 29% | 26% |

\* 2023 one-time items include $2.036 billion of cost related to the Agreement in Principle, $100 million of cost related to the separation of the Filtration business, and $42 million of cost related to employee voluntary retirement and separation; 2022 one-time items include $111 million of cost related to the indefinite suspension of operations in Russia and $81 million of cost related to the separation of the Filtration business

\*\* 2023 one-time items include $2.036 billion of cost related to the Agreement in Principle

# ROIC

We define return on invested capital (ROIC) as a non-GAAP measure which assists investor in assessing our efficiency in allocating capital to profitable investments. Additionally, adjusted ROIC** removes the impact of certain significant non-operational costs incurred during the year and consolidated debt that will be transferred upon completion of Filtration business separation, which we believe enables a more accurate comparison of the underlying operational performance of the business for our investors. We calculate ROIC as follows: Net Operating Profit After Taxes / Average Beginning and Ending Invested Capital. The elements of the calculation, Net Operating Profit after Tax and Invested Capital, are reconciled in the previous tables.

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| **Unadjusted ROIC** | | |
| Net Operating Profit after Taxes | $1,035 | $2,336 |
| Beginning – Unadjusted Invested capital used for return on invested capital calculation (ROIC) | 18,249 | $13,540 |
| Ending – Unadjusted Invested capital used for return on invested capital calculation (ROIC) | 17,448 | $18,249 |
| Unadjusted ROIC | 6% | 15% |
| **Adjusted ROIC** | | |
| Net operating profit after taxes excluding one-time items* | 3,201 | 2,504 |
| Beginning – Adjusted Invested capital used for return on invested capital calculation (ROIC) | $18,249 | $13,540 |
| Ending – Adjusted Invested capital used for return on invested capital calculation (ROIC)** | $18,884 | $18,249 |
| Adjusted ROIC** | 17% | 16% |

\*    2023 one-time items include $2.036 billion of cost related to the Agreement in Principle, $100 million of cost related to the separation of the Filtration business, and $42 million of cost related to employee voluntary retirement and separation; 2022 one-time items include $111 million of cost related to the indefinite suspension of operations in Russia and $81 million of cost related to the separation of the Filtration business

\*\*    2023 one-time items include $2.036 billion of cost related to the Agreement in Principle, less $600 million of consolidated debt that will be transferred upon completion of the Filtration business separation.

# UNITED STATES SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**



# FORM 10-K

**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the Fiscal Year Ended December 31, 2023**
**Commission File Number 1-4949**

# CUMMINS INC.

| **Indiana** | **35-0257090** |
|:---:|:---:|
| (State of Incorporation) | (IRS Employer Identification No.) |

**500 Jackson Street**
**Box 3005**
**Columbus, Indiana 47202-3005**
(Address of principal executive offices)

**Telephone (812) 377-5000**

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|:---:|:---:|:---:|
| Common stock, $2.50 par value | CMI | New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act: **None.**

---

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act:

| Large accelerated filer | ☒ | Accelerated filer | ☐ | Non-accelerated filer | ☐ |
|:---|:---:|:---|:---:|:---|:---:|
| Smaller reporting company | ☐ | Emerging growth company | ☐ | | |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates was approximately $34.7 billion at June 30, 2023. This value includes all shares of the registrant's common stock, except for treasury shares.

As of January 31, 2024, there were 141,856,847 shares outstanding of $2.50 par value common stock.

**Documents Incorporated by Reference**

Portions of the registrant's definitive Proxy Statement for its 2024 annual meeting of shareholders, which will be filed with the Securities and Exchange Commission on Schedule 14A within 120 days after the end of 2023, will be incorporated by reference in Part III of this Form 10-K to the extent indicated therein upon such filing.

**CUMMINS INC. AND SUBSIDIARIES**
**TABLE OF CONTENTS**

Cummins Inc. and its consolidated subsidiaries are hereinafter sometimes referred to as "Cummins," "we," "our," or "us."

**CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION**

Certain parts of this annual report contain forward-looking statements intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include those that are based on current expectations, estimates and projections about the industries in which we operate and management's beliefs and assumptions. Forward-looking statements are generally accompanied by words such as "anticipates," "expects," "forecasts," "intends," "plans," "believes," "seeks," "estimates," "could," "should," "may" or words of similar meaning. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which we refer to as "future factors," which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some future factors that could cause our results to differ materially from the results discussed in such forward-looking statements are discussed below and shareholders, potential investors and other readers are urged to consider these future factors carefully in evaluating forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Future factors that could affect the outcome of forward-looking statements include the following:

**GOVERNMENT REGULATION**

- any adverse consequences resulting from entering into the Agreement in Principle, including required additional mitigation projects, adverse reputational impacts and potential resulting legal actions;

- increased scrutiny from regulatory agencies, as well as unpredictability in the adoption, implementation and enforcement of emission standards around the world;

- evolving environmental and climate change legislation and regulatory initiatives;

- changes in international, national and regional trade laws, regulations and policies;

- changes in taxation;

- global legal and ethical compliance costs and risks;

- future bans or limitations on the use of diesel-powered products;

**BUSINESS CONDITIONS / DISRUPTIONS**

- failure to successfully integrate and / or failure to fully realize all of the anticipated benefits of the acquisition of Meritor, Inc. (Meritor);

- raw material, transportation and labor price fluctuations and supply shortages;

- aligning our capacity and production with our demand;

- the actions of, and income from, joint ventures and other investees that we do not directly control;

- large truck manufacturers' and original equipment manufacturers' customers discontinuing outsourcing their engine supply needs or experiencing financial distress, or change in control;

**PRODUCTS AND TECHNOLOGY**

- product recalls;

- variability in material and commodity costs;

- the development of new technologies that reduce demand for our current products and services;

- lower than expected acceptance of new or existing products or services;

- product liability claims;

- our sales mix of products;

**GENERAL**

- uncertainties and risks related to timing and potential value to both Atmus Filtration Technologies Inc. (Atmus) and Cummins of the planned separation of Atmus, including business, industry and market risks, as well as the risks involving the anticipated favorable tax treatment if there is a significant delay in the completion of the envisioned separation;

- climate change, global warming, more stringent climate change regulations, accords, mitigation efforts, greenhouse gas regulations or other legislation designed to address climate change;

- our plan to reposition our portfolio of product offerings through exploration of strategic acquisitions and divestitures and related uncertainties of entering such transactions;

- increasing interest rates;

- challenging markets for talent and ability to attract, develop and retain key personnel;

- exposure to potential security breaches or other disruptions to our information technology environment and data security;

- political, economic and other risks from operations in numerous countries including political, economic and social uncertainty and the evolving globalization of our business;

- competitor activity;

- increasing competition, including increased global competition among our customers in emerging markets;

- failure to meet environmental, social and governance (ESG) expectations or standards, or achieve our ESG goals;

- labor relations or work stoppages;

- foreign currency exchange rate changes;

- the performance of our pension plan assets and volatility of discount rates;

- the price and availability of energy;

- continued availability of financing, financial instruments and financial resources in the amounts, at the times and on the terms required to support our future business; and

- other risk factors described in Item 1A. under the caption "Risk Factors."

Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements made herein are made only as of the date of this annual report and we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

**PART I**

**ITEM 1.  Business**

**OVERVIEW**

We were founded in 1919 as Cummins Engine Company, a corporation in Columbus, Indiana, and one of the first diesel engine manufacturers. In 2001, we changed our name to Cummins Inc. We are a global power leader that designs, manufactures, distributes and services diesel, natural gas, electric and hybrid powertrains and powertrain-related components including filtration, aftertreatment, turbochargers, fuel systems, valvetrain technologies, controls systems, air handling systems, automated transmissions, axles, drivelines, brakes, suspension systems, electric power generation systems, batteries, electrified power systems, hydrogen production technologies and fuel cell products. We sell our products to original equipment manufacturers (OEMs), distributors, dealers and other customers worldwide. We serve our customers through a service network of approximately 450 wholly-owned, joint venture and independent distributor locations and more than 19,000 Cummins certified dealer locations in approximately 190 countries and territories.

**Meritor Acquisition**

On August 3, 2022, we completed the acquisition of Meritor with a purchase price of $2.9 billion (including debt repaid concurrent with the acquisition). Our consolidated results and segment results include Meritor's activity since the date of acquisition. Meritor was split into the newly formed axles and brakes business and electric powertrain. The results for the axles and brakes business are included in our Components segment while the electric powertrain portion is included in our Accelera segment. See NOTE 24, "ACQUISITIONS," to the *Consolidated Financial Statements* for additional information.

**OPERATING SEGMENTS**

As previously announced, beginning in the first quarter of 2023, we realigned certain businesses and regions within our reportable segments to be consistent with how our segment managers monitor the performance of our segments. We reorganized the businesses within our Components segment to carve out the electronics business into the newly formed software and electronics business and combined the turbo technologies and fuel systems businesses into the newly formed engine components business. On May 26, 2023, with the initial public offering (IPO), we changed the name of our Components' filtration business to Atmus. Our Components segment now consists of the following businesses: axles and brakes, emission solutions, engine components, Atmus, automated transmissions and software and electronics. In the first quarter of 2023, as a result of the indefinite suspension of operations in Russia, we reorganized the regional management structure of our Distribution segment and moved all Commonwealth of Independent States (CIS) sales into the Europe and Africa and Middle East regions. The Russian portion of prior period CIS sales moved to the Europe region. In March 2023, we rebranded our New Power segment as "Accelera" to better represent our commitment to zero-emission technologies. In addition, we moved our NPROXX joint venture from the Accelera segment to the Engine segment, which adjusted both the equity, royalty and interest income (loss) from investees and segment EBITDA (defined as earnings or losses before interest expense, income taxes, depreciation, amortization and noncontrolling interests) line items for the prior years. We started to report results for the changes within our operating segments effective January 1, 2023, and reflected these changes in the historical periods presented. See NOTE 23, "FORMATION OF ATMUS AND IPO," to our *Consolidated Financial Statements* for additional information about the Atmus IPO.

We have five complementary operating segments: Components, Engine, Distribution, Power Systems and Accelera. These segments share technology, customers, strategic partners, brand recognition and our distribution network in order to compete more efficiently and effectively in their respective markets. In each of our operating segments, we compete worldwide with a number of other manufacturers and distributors that produce and sell similar products. Our products primarily compete on the basis of performance, price, total cost of ownership, fuel economy, emissions compliance, speed of delivery, quality and customer support.

We use segment EBITDA as the basis for the Chief Operating Decision Maker to evaluate the performance of each of our reportable operating segments. We believe EBITDA is a useful measure of our operating performance as it assists investors and debt holders in comparing our performance on a consistent basis without regard to financing methods, capital structure, income taxes or depreciation and amortization methods, which can vary significantly depending upon many factors. See NOTE 25, "OPERATING SEGMENTS," to the *Consolidated Financial Statements* for additional information and a reconciliation of our segment information to the corresponding amounts in our *Consolidated Statements of Net Income*.

**Components Segment**

Components segment sales and EBITDA as a percentage of consolidated results were:

|  | Years ended December 31, | | |
| --- | --- | --- | --- |
|  | **2023** | **2022** | **2021** |
| Percent of consolidated net sales [1] | **32 %** | 28 % | 26 % |
| Percent of consolidated EBITDA [1] | **36 %** | 33 % | 33 % |

[1] Measured before intersegment eliminations

The Components segment supplies products which complement the Engine and Power Systems segments, including axles, drivelines, brakes and suspension systems for commercial diesel and natural gas applications, aftertreatment systems, turbochargers, fuel systems, valvetrain technologies, filtration products, automated transmissions and electronics. We develop drivetrain systems, aftertreatment systems, turbochargers, fuel systems, transmissions and electronics to meet increasingly stringent emission and fuel economy standards.

In conjunction with the realignment of certain businesses during the first quarter of 2023, the Components segment is organized around the following businesses:

- **Axles and brakes -** We design, manufacture and supply drivetrain systems, including axles, drivelines, brakes and suspension systems primarily for commercial vehicle and industrial applications. We also market and sell truck, trailer, on- and off-highway and other products principally for OEM dealers and other independent distributors and service garages within the aftermarket industry. We primarily serve markets in North America, Europe, South America, India, Asia Pacific and China.

- **Emission solutions -** We are a global leader in designing, manufacturing and integrating aftertreatment technology and solutions for the commercial on- and off-highway light-duty, medium-duty, heavy-duty and high-horsepower engine markets. Aftertreatment is the mechanism used to convert engine emissions of criteria pollutants, such as particulate matter, nitrogen oxides (NOx), carbon monoxide and unburned hydrocarbons into harmless emissions. Our products include custom engineering systems and integrated controls, oxidation catalysts, particulate filters, selective catalytic reduction systems and engineered components, including dosers. Our emission solutions business primarily serves markets in North America, Europe, China, India, Brazil and Asia Pacific. We serve both OEM first fit and retrofit customers.

- **Engine components -** We design, manufacture and market turbocharger, fuel system and valvetrain technologies for light-duty, mid-range, heavy-duty and high-horsepower markets across North America, China, Europe and India.

- **Atmus -** We design, manufacture and sell filters, coolants and chemical products. Our business offers a full spectrum of filtration solutions for first fit and aftermarket applications including air filters, fuel filters, fuel water separators, lube filters, hydraulic filters, coolants, fuel additives and other filtration systems to OEMs, dealers/distributors and end-users. We support a wide customer base in a diverse range of markets including on- and off-highway segments such as oil and gas, agriculture, mining, construction, power generation and marine. We produce and sell globally recognized Fleetguard® branded products globally including in North America, Europe, Asia Pacific, South America, China, Africa and Middle East. Fleetguard products are available through thousands of distribution points worldwide.

- **Automated transmissions -** We develop and supply automated transmissions for the heavy-duty commercial vehicle market. Automated transmissions include automated manual transmissions, dual-clutch transmissions and automatic transmissions for internal combustion engines. The Eaton Cummins Automated Transmission Technologies (ECJV) joint venture is a consolidated 50/50 joint venture between Cummins Inc. and Eaton Corporation Plc. and serves markets in North America and China.

- **Software and electronics -** We develop, supply and remanufacture control units, specialty sensors, power electronics, actuators and software for on-highway, off-highway and power generation applications. We primarily serve markets in the Americas, China, India and Europe.

Customers of the Components segment generally include the Engine, Distribution, Power Systems and Accelera segments, joint ventures including Tata Cummins Ltd. and Beijing Foton Cummins Engine Co., Ltd., truck manufacturers and other OEMs, many of which are also customers of the Engine segment, such as PACCAR Inc. (PACCAR), Traton Group (Traton), Daimler Trucks North America (Daimler), Beiqi Foton Motor Company, Volvo, Stellantis N.V. (Stellantis), Komatsu Ltd. (Komatsu) and other manufacturers that use our components in their product platforms.

The Components segment competes with other manufacturers of aftertreatment systems, filtration, turbochargers, fuel systems, drivetrain systems and transmissions. Our primary competitors in these markets include Robert Bosch GmbH, Donaldson Company, Inc., Parker-Hannifin Corporation, Mann+Hummel Group, Garrett Motion, Inc., Borg-Warner Inc., Tenneco Inc., Eberspacher Holding GmbH & Co. KG, Denso Corporation, Allison Transmission, Aisin Seiki Co., Ltd., ZF Friedrichshafen AG and Dana Incorporated.

**Engine Segment**

Engine segment sales and EBITDA as a percentage of consolidated results were:

| | Years ended December 31, | | |
| --- | --- | --- | --- |
| | **2023** | **2022** | **2021** |
| Percent of consolidated net sales [1] | **28 %** | 31 % | 33 % |
| Percent of consolidated EBITDA [1] | **32 %** | 38 % | 39 % |

[1] Measured before intersegment eliminations

The Engine segment manufactures and markets a broad range of diesel and natural gas-powered engines under the Cummins brand name, as well as certain customer brand names, for the heavy-duty truck, medium-duty truck and bus, light-duty automotive and off-highway markets. We manufacture a wide variety of engine products including:

- Engines with a displacement range of 2.8 to 15 liters and horsepower ranging from 48 to 715 and

- New parts and service, as well as remanufactured parts and engines, primarily through our extensive distribution network.

The Engine segment is organized by engine displacement size and serves these end-user markets:

- **Heavy-duty truck -** We manufacture diesel and natural gas engines that range from 310 to 615 horsepower serving global heavy-duty truck customers worldwide, primarily in North America, China and Australia.

- **Medium-duty truck and bus -** We manufacture diesel and natural gas engines ranging from 130 to 450 horsepower serving medium-duty truck and bus customers worldwide, with key markets including North America, Europe, Latin America, China, Australia and India. Applications include pick-up, delivery, emergency vehicles, regional haul and vocational trucks and school, transit and shuttle buses. We also provide diesel engines for Class A motor homes (RVs), primarily in North America.

- **Light-duty automotive (pick-up and light commercial vehicle (LCV)) -** We manufacture 105 to 400 horsepower diesel engines, including engines for the pick-up truck market for Stellantis in North America and LCV markets in Latin America and China.

- **Off-highway -** We manufacture diesel engines that range from 48 to 715 horsepower serving key global markets including construction, mining, marine, rail, oil and gas, defense and agriculture and also the power generation business for standby, mobile and distributed power generation solutions throughout the world.

The principal customers of our heavy-duty truck engines include truck manufacturers such as PACCAR, Traton and Daimler. The principal customers of our medium-duty truck and bus engines include truck manufacturers such as Daimler, Traton and PACCAR. The principal customers of our light-duty on-highway engines are Anhui Jianghuai Automobile Group Co., Ltd., Volkswagen Caminhões e Ônibus and China National Heavy Duty Truck Group. The principal customer of our pick-up on-highway engines is Stellantis. We sell our industrial engines to manufacturers of construction and agricultural equipment including Hyundai Heavy Industries, Komatsu, Zoomlion Heavy Industry Science & Technology Co., Ltd, Xuzhou Construction Machinery Group, Guangxi LiuGong Machinery Co., Ltd, JLG Industries, Inc. and Sany Group.

In the Engine segment, our competitors vary from country to country, with local manufacturers generally predominant in each geography. Other independent engine manufacturers include Weichai Power Co. Ltd. and Deutz AG. Truck OEMs may also elect to produce their own engines, and we must provide competitive products to win and keep their business. Truck OEMs that currently produce some or all of their own engines include Daimler, PACCAR, Traton, Volvo Powertrain, Ford Motor Company, China First Auto Works, Dongfeng Motor Corporation, CNH Industrial and Isuzu.

**Distribution Segment**

Distribution segment sales and EBITDA as a percentage of consolidated results were:

| | Years ended December 31, | | |
| --- | --- | --- | --- |
| | **2023** | **2022** | **2021** |
| Percent of consolidated net sales [1] | **25 %** | 26 % | 26 % |
| Percent of consolidated EBITDA [1] | **24 %** | 22 % | 20 % |

[1] Measured before intersegment eliminations

The Distribution segment is our primary sales, service and support channel. The segment serves our customers and certified dealers through a worldwide network of wholly-owned, joint venture and independent distribution locations. Wholly-owned locations operate and serve markets in the seven geographic regions noted below. Joint venture locations serve markets in South America, Southeast Asia, India, Middle East and Africa, while independent distribution locations serve markets in these and other geographies.

Distribution's mission encompasses the sales and support of a wide range of products and services, including power generation systems, high-horsepower engines, heavy-duty and medium-duty engines designed for on- and off-highway use, application engineering services, custom-designed assemblies, retail and wholesale aftermarket parts and in-shop and field-based repair services. We also provide selected sales and aftermarket support for the Accelera business. Our familiarity with a wide range of market applications allows us to tailor sales, service and support to meet customer-specific needs.

As previously announced, due to the indefinite suspension of operations in Russia, we reorganized the regional management structure of our Distribution segment and moved all CIS sales into the Europe and Africa and Middle East regions. The Russian portion of prior period CIS sales moved to the Europe region. We started to report results for our new regional management structure in the first quarter of 2023 and reflected these changes for historical periods. The Distribution segment is organized and managed as seven geographic regions, including North America, Asia Pacific, Europe, China, Africa and Middle East, India and Latin America. Across these regions, our locations compete with distributors or dealers that offer similar products. In many cases, these competing distributors or dealers are owned by, or affiliated with the companies that are listed as competitors of the Components, Engine or Power Systems segments. These competitors vary by geographical location and application market.

**Power Systems Segment**

Power Systems segment sales and EBITDA as a percentage of consolidated results were:

| | Years ended December 31, | | |
| --- | --- | --- | --- |
| | **2023** | **2022** | **2021** |
| Percent of consolidated net sales [1] | **14 %** | 14 % | 15 % |
| Percent of consolidated EBITDA [1] | **16 %** | 15 % | 14 % |

[1] Measured before intersegment eliminations

The Power Systems segment is organized around the following product lines:

- **Power generation -** We are a global OEM offering standby and prime power generators ranging from 2 kilowatts to 3.5 megawatts, as well as controls, paralleling systems and transfer switches, for customers with consumer, commercial, industrial, data center, health care, prime rental fleet and defense applications. We also provide turnkey solutions for distributed generation and energy management applications using natural gas, diesel and newer alternative sustainable fuels such as hydrotreated vegetable oil and renewable natural gas.

- **Industrial -** We design, manufacture, sell and support diesel and natural gas high-speed, high-horsepower engines up to 4,400 horsepower for a wide variety of equipment in mining, rail, defense, oil and gas and marine applications throughout the world.

- **Generator technologies -** We design, manufacture, sell and support A/C generator/alternator products for internal consumption and for external generator set assemblers. Our products are sold under the Stamford and AVK brands and range in output from 7.5 kilovolt-amperes (kVA) to 11,200 kVA.

Our customer base for Power Systems offerings is highly diversified, with customer groups varying based on their power needs. China, India, Europe, Asia Pacific, Latin America, the Middle East and Africa are our largest geographic markets outside of North America.

In the markets served by the Power Systems segment, we compete with a variety of independent engine manufacturers and generator set assemblers as well as OEMs who manufacture engines for their own products around the world. Our primary competitors are Caterpillar, Inc., MTU (Rolls Royce Power Systems Group) and Kohler/SDMO (Kohler Group), but we also compete with INNIO, Generac, Mitsubishi Heavy Industries and numerous regional generator set assemblers. Our alternator business competes globally with Leroy Somer, Marathon Electric and Meccalte, among others.

**Accelera Segment**

The Accelera segment designs, manufactures, sells and supports hydrogen production technologies as well as electrified power systems with innovative components and subsystems, including battery, fuel cell and electric powertrain technologies. The Accelera segment is currently in the early stages of commercializing these technologies with efforts primarily focused on the development of our electrolyzers for hydrogen production and electrified power systems and related components and subsystems.

We anticipate our customer base for Accelera offerings will be highly diversified, representing multiple end markets with a broad range of application requirements. This includes new markets, like the growing green hydrogen market, which we serve with our leading hydrogen production technologies. We will continue to pursue relationships in markets as they adopt hydrogen and electric solutions.

In the markets served by the Accelera segment, we compete with emerging fuel cell and battery companies, powertrain component manufacturers, vertically integrated OEMs and entities providing hydrogen production solutions. Our primary competitors include Daimler, PACCAR, Volvo, Traton, BYD Company Limited, Dana Incorporated, BorgWarner Inc., Ballard Power Systems, Inc., Nel ASA, ITM Power, Siemens Energy, Thyssenkrupp and Plug Power Inc.

### JOINT VENTURES, ALLIANCES AND NON-WHOLLY-OWNED SUBSIDIARIES

We entered into a number of joint venture agreements and alliances with business partners around the world. Our joint ventures are either distribution or manufacturing entities. We also own controlling interests in non-wholly-owned manufacturing and distribution subsidiaries.

In the event of a change of control of either party to certain of these joint ventures and other strategic alliances, certain consequences may result including automatic termination and liquidation of the venture, exercise of "put" or "call" rights of ownership by the non-acquired partner, termination or transfer of technology license rights to the non-acquired partner and increases in component transfer prices to the acquired partner. We will continue to evaluate joint venture and partnership opportunities in order to penetrate new markets, develop new products and generate manufacturing and operational efficiencies.

Financial information about our investments in joint ventures and alliances is incorporated by reference from NOTE 4, "INVESTMENTS IN EQUITY INVESTEES," to the *Consolidated Financial Statements.*

Our equity income from these investees was as follows:

| In millions | Years ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2023 | | 2022 | | 2021 | |
| **Manufacturing entities** | | | | | | |
| Dongfeng Cummins Engine Company, Ltd. | $ 65 | 19 % | $ 45 | 20 % | $ 82 | 19 % |
| Beijing Foton Cummins Engine Co., Ltd. | 47 | 14 % | 37 | 17 % | 112 | 26 % |
| Chongqing Cummins Engine Company, Ltd. | 36 | 11 % | 32 | 14 % | 39 | 9 % |
| Tata Cummins, Ltd. | 29 | 9 % | 27 | 12 % | 18 | 4 % |
| All other manufacturers | 91 | 27 % | 28 [(1)] | 12 % | 131 | 32 % |
| **Distribution entities** | | | | | | |
| Komatsu Cummins Chile, Ltda. | 55 | 16 % | 44 | 20 % | 32 | 8 % |
| All other distributors | 16 | 4 % | 11 | 5 % | 10 | 2 % |
| Cummins share of net income [(2)] | $ 339 | 100 % | $ 224 | 100 % | $ 424 | 100 % |

[(1)] Includes a $28 million impairment of our joint venture with KAMAZ and $3 million of royalty charges as part of our costs associated with the indefinite suspension of our Russian operations. In addition, on February 7, 2022, we purchased Westport Fuel System Inc.'s stake in Cummins Westport, Inc. (Westport JV). See NOTE 24, "ACQUISITIONS," and NOTE 22, "RUSSIAN OPERATIONS," to our *Consolidated Financial Statements* for additional information.

[(2)] This total represents our share of net income of our equity investees and is exclusive of royalties and interest income from our equity investees. To see how this amount reconciles to equity, royalty and interest income from investees in the *Consolidated Statements of Net Income*, see NOTE 4, "INVESTMENTS IN EQUITY INVESTEES," to our *Consolidated Financial Statements* for additional information.

**Manufacturing Entities**

Our manufacturing joint ventures were generally formed with customers and are primarily intended to allow us to increase our market penetration in geographic regions, reduce capital spending, streamline our supply chain management and develop technologies. Our largest manufacturing joint ventures are based in China and are included in the list below. Our engine manufacturing joint ventures are supplied by our Components segment in the same manner as it supplies our wholly-owned Engine segment and Power Systems segment manufacturing facilities. Our Components segment joint ventures and wholly-owned entities provide axles, drivelines, brakes and suspension systems for commercial diesel and natural gas applications, aftertreatment systems, turbochargers, fuel systems, filtration products, automated transmissions and electronics that are used with our engines as well as some competitors' products. The results and investments in our joint ventures in which we have 50 percent or less ownership interest (except for ECJV, which is consolidated due to our majority voting interest) discussed below are included in equity, royalty and interest income from investees and investments and advances related to equity method investees in our *Consolidated Statements of Net Income* and *Consolidated Balance Sheets*, respectively.

- *Dongfeng Cummins Engine Company, Ltd. -* Dongfeng Cummins Engine Company, Ltd. (DCEC) is a joint venture in China with Dongfeng Automotive Co. Ltd., a subsidiary of Dongfeng Motor Corporation and one of the largest medium-duty and heavy-duty truck manufacturers in China. DCEC produces 3.9 liter to 14.5 liter diesel engines with a power range from 80 to 760 horsepower, natural gas engines and automated transmissions. On-highway engines are used in multiple applications in light-duty and medium-duty trucks, special purpose vehicles, buses and heavy-duty trucks with a main market in China. Off-highway engines are used in a variety of construction, power generation, marine and agriculture markets in China.

- *Beijing Foton Cummins Engine Co., Ltd. -* Beijing Foton Cummins Engine Co., Ltd. is a joint venture in China with Beiqi Foton Motor Co., Ltd., a commercial vehicle manufacturer, which has two distinct lines of business - a light-duty business and a heavy-duty business. The light-duty business produces our families of ISF 2.5 liter to 4.5 liter high performance light-duty diesel engines in Beijing. These engines are used in light-duty and medium-duty commercial trucks, pick-up trucks, buses, multipurpose and sport utility vehicles with main markets in China and Brazil. Certain types of small construction equipment and industrial applications are also served by these engine families. The heavy-duty business produces 8.5 liter to 14.5 liter high performance heavy-duty diesel and natural gas engines in Beijing. Certain types of construction equipment and industrial applications are also served by these engine families.

- *Chongqing Cummins Engine Company, Ltd. -* Chongqing Cummins Engine Company, Ltd. is a joint venture in China with Chongqing Machinery and Electric Co. Ltd. This joint venture manufactures several models of our heavy-duty and high-horsepower diesel engines primarily serving the industrial and stationary power markets in China.

- *Tata Cummins, Ltd. -* Tata Cummins, Ltd. is a joint venture in India with Tata Motors Ltd., the largest automotive company in India and a member of the Tata group of companies. This joint venture manufactures Cummins' 3.8 to 8.9 liter diesel and natural gas engines in India with a power range from 75 to 400 horsepower for use in trucks and buses manufactured by Tata Motors, as well as for various on-highway, industrial and power generation applications for Cummins.

In September 2023, our Accelera business signed an agreement to form a joint venture with Daimler Trucks and Buses US Holding LLC (Daimler Truck), PACCAR Inc. (PACCAR) and EVE Energy to accelerate and localize battery cell production and the battery supply chain in the U.S., including building a 21-gigawatt hour battery production facility in Marshall County, Mississippi. The joint venture will manufacture battery cells for electric commercial vehicles and industrial applications. Accelera, Daimler Truck and PACCAR will each own 30 percent of the joint venture, while EVE Energy will own 10 percent. Total investment by the partners is expected to be in the range of $2 billion to $3 billion for the 21-gigawatt hour facility. The transaction is subject to closing conditions and receipt of applicable merger control and regulatory approvals including submission of a voluntary notice to the Committee on Foreign Investment in the U.S.

**Distribution Entity**

***Komatsu Cummins Chile, Ltda. -*** Komatsu Cummins Chile, Ltda. is a joint venture with Komatsu America Corporation. The joint venture is a distributor that offers the full range of our products and services to customers and end-users in Chile and Peru. See further discussion of our distribution network under the Distribution segment section above.

**Non-Wholly-Owned Subsidiaries**

- ***Atmus Filtration Technologies Inc. (Atmus)*** - We have a controlling interest in Atmus, which is a publicly listed company on the New York Stock Exchange (NYSE) and began trading on May 26, 2023. Atmus develops, designs, manufactures and sells filters, coolant and chemical products and offers products for first fit and aftermarket applications including air filter, fuel filters, fuel water separators, lube filters, hydraulic filters, coolants, fuel additives and other filtration systems to OEMs, dealers/distributors and end-users.

- ***Eaton Cummins Automated Transmission Technologies*** - We have a majority voting interest in ECJV by virtue of a tie-breaking vote on the joint venture's board of directors. ECJV develops and supplies automated transmissions for the heavy-duty commercial vehicle markets in North America and China.

- ***Cummins India Ltd. (CIL)*** - We have a controlling interest in Cummins India Ltd. (CIL), which is a publicly listed company on various stock exchanges in India. CIL produces medium-duty, heavy-duty and high-horsepower diesel engines and generators for the Indian and export markets and natural gas spark-ignited engines for power generation, automotive and industrial applications. CIL also has distribution and power generation operations.

## SUPPLY

The performance of the end-to-end supply chain, extending through to our suppliers, is foundational to our ability to meet customers' expectations and support long-term growth. We are committed to having a robust strategy for how we select and manage our suppliers to enable a market focused supply chain. This requires us to continuously evaluate and upgrade our supply base, as necessary, as we strive to ensure we are meeting the needs of our customers.

We use a combination of proactive and reactive methodologies to enhance our understanding of supply base risks, which guide the development of risk monitoring and sourcing strategies. Our category strategy process supports the review of our long-term needs and guides decisions on what we make internally and what we purchase externally. For externally purchased items, the strategies also identify the suppliers we should consider for long-term supply agreements to provide the best technology, the lowest total cost and highest supply chain performance. We design and/or manufacture our strategic components used in or with our engines, power generation units and Accelera products. Key suppliers are managed through long-term supply agreements that seek to secure capacity, delivery and quality and to assure cost requirements are met over an extended period.

Other important elements of our sourcing strategy include the following:

- expanding risk management scope to include sub-tier value chain suppliers for critical components;

- broadening dual and multi-sourcing where applicable;

- selecting and managing suppliers to comply with our Supplier Code of Conduct; and

- assuring our suppliers comply with our prohibited and restricted materials policy.

We made significant progress in restoring and maintaining continuity of our supply chains in 2023; however, disruption risk in certain categories of our supply chains still exist and could negatively impact our ability to meet customer demand. We continue to monitor the supply chain disruptions utilizing early detection methods complemented by structured supplier risk and resiliency assessments. We increased frequency of formal and informal supplier engagement to address potentially impactful supply base constraints and enhanced collaboration to develop specific countermeasures to mitigate risks.

## PATENTS AND TRADEMARKS

We own or control a significant number of patents and trademarks relating to the products we manufacture. These patents and trademarks were granted and registered over a period of years. Although these patents and trademarks are generally considered beneficial to our operations, we do not believe any patent, group of patents or trademark (other than our leading brand house trademarks) is significant to our business.

## SEASONALITY

While individual product lines may experience modest seasonal variation in production, there is no material effect on the demand for the majority of our products on a quarterly basis.

## LARGEST CUSTOMERS

We have thousands of customers around the world and have developed long-standing business relationships with many of them. PACCAR is our largest customer, accounting for 16 percent of our consolidated net sales in 2023, 16 percent in 2022 and 15 percent in 2021. We have long-term supply agreements with PACCAR for our heavy-duty and medium-duty engines and aftertreatment systems. While a significant number of our sales to PACCAR are under long-term supply agreements, these agreements provide for particular engine requirements for specific vehicle models and not a specific volume of engines or aftertreatment systems. PACCAR is our only customer accounting for more than 10 percent of our net sales in 2023. The loss of this customer or a significant decline in the production level of PACCAR vehicles that use our engines would have an adverse effect on our results of operations and financial condition. We have supplied engines to PACCAR for 79 years. A summary of principal customers for each operating segment is included in our segment discussion.

In addition to our agreement with PACCAR, we have long-term heavy-duty and medium-duty engine and aftertreatment system supply agreements with Traton and Daimler. We also have an agreement with Stellantis to supply engines for its pick-up truck applications. Collectively, our net sales to these four customers, including PACCAR, were 37 percent of our consolidated net sales in 2023, 36 percent in 2022 and 33 percent in 2021. Excluding PACCAR, net sales to any single customer were less than 9 percent of our consolidated net sales in 2023, less than 8 percent in 2022 and less than 8 percent in 2021. These agreements contain standard purchase and sale agreement terms covering engine, aftertreatment and engine parts pricing, quality and delivery commitments, as well as engineering product support obligations. The basic nature of our agreements with OEM customers is that they are long-term price and operations agreements that help provide for the availability of our products to each customer through the duration of the respective agreements. Agreements with most OEMs contain bilateral termination provisions giving either party the right to terminate in the event of a material breach, change of control or insolvency or bankruptcy of the other party.

## BACKLOG

We made significant progress in restoring and maintaining continuity of our supply chains in 2023; however, disruption risk in certain categories of our supply chains still exist and could negatively impact our ability to meet customer demand. We have supply agreements with some truck and off-highway equipment OEMs and firm orders from data center and electrolyzer customers, however a large portion of our business is transacted through open purchase orders. Many of these open orders are historically subject to month-to-month releases and are subject to cancellation on reasonable notice without cancellation charges and therefore are not considered firm. We continue to work closely with our suppliers and customers to meet the demand.

## RESEARCH AND DEVELOPMENT

In 2023, we continued to invest in future critical technologies and products. We will continue to make investments to develop new products and improve our current technologies to meet future emission standards around the world, improvements in fuel economy performance of diesel and natural gas-powered engines and related components, as well as development activities around hydrogen engine solutions, battery electric, fuel cell electric and hydrogen production technologies.

Our research and development programs are focused on product improvements, product extensions, innovations and cost reductions for our customers. Research and development expenditures include salaries, contractor fees, building costs, utilities, testing, technical information technology expenses, administrative expenses and allocation of corporate costs and are expensed, net of contract reimbursements, when incurred. From time to time, we enter into agreements with customers and government agencies to fund a portion of the research and development costs of a particular project. When not associated with a sales contract, we generally account for these reimbursements as an offset to the related research and development expenditure. Research and development expenses, net of contract reimbursements, were $1.4 billion in 2023, $1.2 billion in 2022 and $1.1 billion in 2021. Contract reimbursements were $81 million, $110 million and $104 million in 2023, 2022 and 2021, respectively.

## ENVIRONMENTAL SUSTAINABILITY

We are committed to making people's lives better by powering a more prosperous world. That prosperity includes strong communities, robust business and environmental sustainability.

The highest level of accountability for our climate-related risks and opportunities is with the Safety, Environment and Technology (SET) Committee of the Board of Directors (the Board). The internal Action Committee for Environmental Sustainability meets monthly and reports to the Chief Executive Officer (CEO) and to the SET Committee at least annually.

In 2019, we introduced PLANET 2050, a sustainability strategy focused on three priority areas: addressing climate change and air emissions, using natural resources in the most sustainable way and improving communities. Additional commitments followed including Cummins Water Works, our program for strengthening communities through sustainable water and addressing the global water crisis, and Destination Zero, our long-term product decarbonization strategy.

The PLANET 2050 strategy includes nine specific goals to achieve by 2030, including science-based greenhouse gas (GHG) reduction targets for newly sold products and facilities, as well as aspirational targets for 2050. We started reporting progress on these nine goals, most of which have a baseline year of 2018, in 2022. Key actions in 2023 included increasing planned capital spending to meet the 2030 facility reduction goals for GHG emissions, water and waste; improving GHG measurement and modeling for product emissions; and identifying technology portfolio opportunities toward progress of product GHG reduction. In 2023, we also released our formal Environmental Justice and Prosperity Policy reflecting our commitment to prosperity with less impact on the planet and its people.

The nine PLANET 2050 goals for 2030 are as follows:

- Reduce absolute GHG emissions from facilities and operations by 50 percent.

- Reduce scope three absolute lifetime GHG emissions from newly sold products by 25 percent.

- Partner with customers to reduce scope three GHG emissions from products in the field by 55 million metric tons.

- Reduce volatile organic compounds emissions from paint and coating operations by 50 percent.

- Create a circular lifecycle plan for every part to use less, use better, use again.

- Generate 25 percent less waste in facilities and operations as percent of revenue.

- Reuse or responsibly recycle 100 percent of packaging plastics and eliminate single-use plastics in dining facilities, employee amenities and events.

- Reduce absolute water consumption in facilities and operations by 30 percent.

- Produce net water benefits that exceed our annual water use in all our regions.

The most recent Sustainability Progress Report, prior reports and a Data Book of more detailed environmental data in accordance with the Global Reporting Initiative's Standard core compliance designation is available on our website at www.cummins.com. Our annual submission to the Carbon Disclosure Project (CDP) for climate change and water are also available on the website. The climate submission provides information on our scenario planning for climate and other risks and detailed facility emissions data as requested by CDP. We also published reports in accordance with the Sustainability Accounting Standards Board as well as the framework of the Task Force on Climate-Related Financial Disclosures. These reports and data book are not incorporated into this Form 10-K by reference.

We continue to articulate our positions on key public policy issues and on a wide range of environmental issues. We are actively engaged around the world to promote science-based climate policies by working with regulatory, industry and other stakeholders, including joining advocacy groups and testifying before legislators and regulators. We will continue to work in partnership with others to advocate for tough, clear and enforceable regulations around the globe to address air and GHG emissions.

**ENVIRONMENTAL COMPLIANCE**

**Agreement in Principle**

In December 2023, we announced that we reached an agreement in principle with the U.S. Environmental Protection Agency (EPA), the California Air Resources Board (CARB), the Environmental and Natural Resources Division of the U.S. Department of Justice (DOJ) and the California Attorney General's Office (CA AG) to resolve certain regulatory civil claims regarding our emissions certification and compliance process for certain engines primarily used in pick-up truck applications in the U.S. (collectively, the Agreement in Principle). As part of the Agreement in Principle, among other things, we agreed to pay civil penalties, complete recall requirements, undertake mitigation projects, provide extended warranties, undertake certain testing, take certain corporate compliance measures and make certain payments. Failure to comply with the terms and conditions of the Agreement in Principle will subject us to further stipulated penalties. We recorded a charge of $2.036 billion in the fourth quarter of 2023 to resolve the matters addressed by the Agreement in Principle involving approximately one million of our pick-up truck applications in the U.S. This charge was in addition to the previously announced charges of $59 million for the recalls of model years 2013 through 2018 RAM 2500 and 3500 trucks and model years 2016 through 2019 Titan trucks. The Agreement in Principle remains subject to final regulatory and judicial approvals.

We have also been in communication with other non-U.S. regulators regarding matters related to the emission systems in our engines and may also become subject to additional regulatory review in connection with these matters.

In connection with our announcement of our entry into the Agreement in Principle, we have become subject to shareholder, consumer and third-party litigation regarding the matters covered by the Agreement in Principle and we may become subject to additional

litigation in connection with these matters. See NOTE 15, "COMMITMENTS AND CONTINGENCIES," to the *Consolidated Financial Statements* and the "LIQUIDITY AND CAPITAL RESOURCES" section within Management's Discussion and Analysis for additional information.

**Product Certification and Compliance**

Our products are subject to extensive statutory and regulatory requirements worldwide that directly or indirectly impose standards governing emissions and noise. Over the past several years, we have increased our global environmental compliance presence and expertise to understand and meet emerging product environmental regulations around the world. Our ability to comply with these and future emission standards is an essential element in maintaining our leadership position in regulated markets.

We strive to be a leader in developing and implementing technologies that provide customers with the highest performing products while minimizing the impact on the environment, and we have a long history of working with governments and regulators to achieve these goals. We remain committed to ensuring our products meet all current and future emission standards and delivering value to our customers.

Announced in late 2019 and launched in early 2020, the Product Compliance and Regulatory Affairs team leads both engine emissions certification and compliance and regulatory affairs initiatives and provides updates to the SET Committee of the Board at least annually. This organization is led by the Vice President - Product Compliance and Regulatory Affairs and reports directly to the Chief Administrative Officer and the CEO for product emissions matters. The focus of this organization is to strengthen our ability to design great products that help our customers win while complying with increasingly challenging global emission regulations. The organization also works to enhance our collaboration with the agencies setting the direction and regulations of emissions as we strive to meet every expectation today while planning for future changes.

**Other Environmental Statutes and Regulations**

Expenditures for environmental control activities and environmental remediation projects at our facilities in the U.S. were not a substantial portion of our annual expenses and are not expected to be material in 2024. We believe we are in compliance in all material respects with laws and regulations applicable to our plants and operations.

In the U.S., pursuant to notices received from federal and state agencies and/or defendant parties in site environmental contribution actions, we were identified as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended or similar state laws, at fewer than 20 manufacturing and waste disposal sites.

Based upon our experiences at similar sites we believe that our aggregate future remediation costs will not be material. We have established accruals that we believe are adequate for our expected future liability with respect to these sites. In addition, we have several other sites where we are working with governmental authorities on remediation projects. The costs for these remediation projects are not expected to be material.

**HUMAN CAPITAL RESOURCES**

At December 31, 2023, we employed approximately 75,500 persons worldwide. Approximately 21,900 of our employees worldwide were represented by various unions under collective bargaining agreements that expire between 2024 and 2028.

Throughout our more than 100-year history, we always recognized that people drive the strength of our business and our ability to effectively serve our customers and sustain our competitive position. We are focused on harmonizing our approach to talent to provide seamless opportunities and better experiences to our employees around the world. Our workforce strategy cultivates an environment where all employees, regardless of employee type and location, know what is expected of them, are rewarded based on performance and have access to differentiated experiences, tools and leadership coaching to help them develop. This strategy has several key focus areas: creating a diverse, accessible, equitable and inclusive work environment; engaging employees and their families in improving wellness; developing self-aware and effective leaders and extending our talent development programs to our workforce at every level.

**Leadership and Talent Development**

Developing our human capital resources is a key focus of the company. The Board continues its commitment to overseeing and providing guidance to our leadership team since recasting our former Compensation Committee in 2020 to currently the Talent Management Compensation Committee.

We strive to create a leadership culture that begins with authentic leaders who create an outstanding place to work by encouraging all employees to achieve their full potential. We encourage leaders to connect our people and their work to our mission, vision, values, brand promise and strategies of the company, motivating and giving them a higher sense of purpose. We have designed leadership and talent development programs for employees ranging from the manufacturing floor and technicians through middle management and executives. We are committed to cultivating a learning culture by providing employees and their managers with the tools and

resources to have meaningful conversations, envision and plan their career, thrive in their work and navigate in a large global organization. Through our talent strategy, our goal is to provide all employees equitable access to the development and career opportunities that a global company enables.

**Competitive Pay and Benefits**

To attract and retain the best employees, we focus on providing progressive, competitive pay and benefits. Our programs target the market for competitiveness and sustainability while ensuring that we honor our core values. We provide benefit programs with the goal of improving the physical, emotional, social and financial wellness of our employees throughout their lifetime. Some examples include base and variable pay, medical, paid time off, retirement saving plans and employee stock purchase plans.

When designing our base pay ranges, we conduct market analyses to ensure our ranges are competitive and our employees are advancing their earning potential. We also perform annual compensation studies to assess market movement, pay equity and living wages. We review wages globally as we continuously work to ensure we are fair, equitable, competitive and can attract and retain the best talent.

We also provide diverse benefit programs that are aligned with our values and focused on supporting employees and their families based on their unique needs, some of which include the following: healthcare plans that offer lower out-of-pocket costs and higher employer-paid Health Savings Account contributions to lower wage earners; paid parental leave for primary and secondary caregivers; travel benefits and advanced medical services to support complex health care needs; global employee assistance programs with diverse providers; and a global mental health program, all designed to meet employee needs from race-related trauma to financial planning to transgender transition support and more.

**Employee Safety and Wellness**

Cummins is committed to being world-class in health and safety. We strive to ensure a hazard-free workplace with zero incidents. We are committed to removing conditions that cause personal injury or occupational illness and we make decisions and promote behaviors that protect others from risk of injury. We publicly disclose metrics on our rate of recordable injuries, our rate of lost workdays due to injury, rate of ergonomic injuries and rate of potentially serious injuries and fatalities.

Since 2020, we have taken many steps in the employee safety and wellness area including the following:

- Executed robust safety protocols for essential on-site personnel.

- Implemented a remote work environment where possible for employees who prefer working off-site, including remote ergonomic evaluations and support.

- Provided high-quality clinical services at onsite and near-site medical clinics at 36 key locations across the globe to support employee health and well-being.

- Launched a global mental health campaign to destigmatize and normalize discussions about mental health, promote mental well-being, encourage employees and their families to seek help when needed and promote company-provided resources.

**Diversity, Equity and Inclusion**

At Cummins, we leverage the strength of our diverse, global workforce to drive innovation and deliver superior solutions for our customers and communities. We do this through our commitment to fostering an accountable culture that champions our vision of a workforce mirroring the diversity of the communities we serve. This commitment starts at the top with our Board and permeates throughout our organization as everyone plays a role in nurturing inclusive environments where all employees can reach their full potential and thrive. This is exemplified by the composition of the Board and Cummins Leadership Team. As of January 31, 2024, five of twelve Board members are women and three are ethnically diverse. Under the guidance of our female Chair and CEO, the thirteen member Cummins Leadership Team includes five women and three Black members. Moreover, within our five business segments, four are led by women.

Our CEO's strong focus on cultivating an inclusive culture underscores our belief that diversity is a powerful asset in maintaining our competitive edge. It is the responsibility of all employees to contribute to and advance our diversity, equity and inclusion (DE&I) initiatives. They are supported by our more than 150 employee resources groups around the world that provide opportunities for cross-cultural learning and professional development, and trainings such as one launched in 2023 focused on creating inclusion and belonging on teams by building awareness around different lived experiences.

DE&I is also integral to the way we conduct ourselves as a corporate citizen. Building upon the success of our employee-led Cummins Advocating for Racial Equity, which seeks to dismantle institutional racism and foster systemic equity, we announced an expansion of the program to select Latino communities in the U.S. in the fall of 2023.

For more information on the topics above and our management of our human capital resources, please go to sustainability.cummins.com. Information from our sustainability report and sustainability webpage is not incorporated by reference into this filing.

**AVAILABLE INFORMATION**

We file annual, quarterly and current reports, proxy statements and other information electronically with the Securities and Exchange Commission (SEC). The SEC maintains an internet site that contains annual, quarterly and current reports, proxy and information statements and other information that Cummins files electronically with the SEC. The SEC's internet site is www.sec.gov.

Our internet site is www.cummins.com. You can access our Investors and Media webpage through our internet site, by hovering on the heading "Company" and selecting "Investor Relations" link under the "About Us" section. We make available, free of charge, on or through our Investors and Media webpage, our proxy statements, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to the Securities Exchange Act of 1934 or the Securities Act of 1933, as amended, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

We also have a Corporate Governance webpage. You can access our Governance Documents webpage through our internet site, www.cummins.com, by hovering on the heading "Company" and selecting "Investor Relations" link under the "About Us" section. Next, click on the heading "Board & ESG" and select "Governance Documents" from the drop-down menu. Code of Conduct, Committee Charters and other governance documents are included at this site. Our Code of Conduct applies to all employees, regardless of their position or the country in which they work. It also applies to the employees of any entity owned or controlled by us. We will post any amendments to the Code of Conduct and any waivers that are required to be disclosed by the rules of either the SEC or the NYSE, on our internet site. The information on our internet site is not incorporated by reference into this report.

**INFORMATION ABOUT OUR EXECUTIVE OFFICERS**

Following are the names and ages of our executive officers, their positions with us at January 31, 2024, and summaries of their backgrounds and business experience:

| Name and Age | Present Cummins Inc. position and year appointed to position | Principal position during the past five years other than Cummins Inc. position currently held |
| --- | --- | --- |
| Jennifer Rumsey (50) | Chair and Chief Executive Officer (2023) | President and Chief Executive Officer (2022-2023)<br>President and Chief Operating Officer (2021-2022)<br>Vice President and President—Components (2019-2020)<br>Vice President—Chief Technical Officer (2015-2019) |
| Sharon R. Barner (66) | Vice President—Chief Administrative Officer (2021) | Vice President—Chief Administrative Officer and Corporate Secretary (2021-2023)<br>Vice President—General Counsel and Corporate Secretary (2020-2021)<br>Vice President—General Counsel (2012-2020) |
| Marvin Boakye (50) | Vice President—Chief Human Resources Officer (2022) | Chief People and Diversity Officer—Papa John's International (2019-2022)<br>Chief People Officer—Papa John's International (2019)<br>Vice President, Human Resources—Andeavor (2017-2019) |
| Jenny M. Bush (49) | Vice President and President—Power Systems (2022) | Vice President—Cummins Sales & Service North America (2017-2022) |
| Amy R. Davis (54) | Vice President and President—Accelera and Components (2023) | Vice President and President—Accelera (2020-2023)<br>Vice President—Cummins Filtration (2018-2020) |
| Bonnie Fetch (53) | Vice President and President—Distribution Business (2024) | Vice President—Global Supply Chain and Manufacturing (2022-2023)<br>Vice President—DBU Supply Chain Services (2020-2022)<br>Executive Director, Supply Chain—DBU (2018-2020) |
| Nicole Y. Lamb-Hale (57) | Vice President—Chief Legal Officer and Corporate Secretary (2023) | Vice President—Chief Legal Officer (2022-2023)<br>Vice President—General Counsel (2021-2022)<br>Managing Director and Washington, DC City Leader—Kroll (2020-2021)<br>Managing Director—Kroll (2016-2020) |
| Brett Merritt (47) | Vice President and President—Engine Business (2024) | Vice President—On-Highway Engine Business and Vice President of Strategic Customer Relations (2023)<br>Vice President—On-Highway Engine Business (2017-2023) |
| Srikanth Padmanabhan (59) | Executive Vice President and President—Operations (2024) | Vice President and President—Engine Business (2016-2023) |
| Livingston L. Satterthwaite (63) | Senior Vice President (2022) | Senior Vice President & Interim President—Distribution Business (2023)<br>Vice Chairman (2021-2022)<br>President and Chief Operating Officer (2019-2021)<br>Vice President and President—Distribution Business (2015-2019) |
| Mark A. Smith (56) | Vice President—Chief Financial Officer (2019) | Vice President—Financial Operations (2016-2019) |
| Nathan R. Stoner (46) | Vice President—China ABO (2020) | General Manager—Partnerships and EBU China Joint Venture Business (2018-2020) |
| Jeffrey T. Wiltrout (43) | Vice President—Corporate Strategy (2022) | Executive Director—Corporate Development (2021-2022)<br>Strategy Director—Power Systems Business Unit (2018-2021) |
| Jonathan Wood (53) | Vice President—Chief Technical Offer (2023) | Vice President—New Power Engineering (2021-2023)<br>Vice President—Components Engineering (2018-2021) |

Our Chair and CEO is elected annually by the Board and holds office until the meeting of the Board at which her election is next considered. Other officers are appointed by the Chair and CEO, are ratified by the Board and hold office for such period as the Chair and CEO or the Board may prescribe.

**ITEM 1A.   Risk Factors**

Set forth below and elsewhere in this Annual Report on Form 10-K are some of the principal risks and uncertainties that could cause our actual business results to differ materially from any forward-looking statements contained in this Report and could individually, or in combination, have a material adverse effect on our results of operations, financial position and cash flows. These risk factors should be considered in addition to our cautionary comments concerning forward-looking statements in this Report, including statements related to markets for our products and trends in our business that involve a number of risks and uncertainties. Our separate section above, "CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION," should be considered in addition to the following statements.

**GOVERNMENT REGULATION**

***While we have reached the Agreement in Principle with the EPA, CARB, DOJ and CA AG to resolve certain regulatory civil claims regarding our emissions certification and compliance process for certain engines primarily used in pick-up truck applications in the U.S. and recorded a charge of $2.036 billion in the fourth quarter of 2023 in connection with the Agreement in Principle, the Agreement in Principle remains subject to final regulatory and judicial approvals. In addition, we have incurred, and likely will incur, other additional claims, costs and expenses in connection with the matters covered by the Agreement in Principle and other matters related to our compliance with emission standards for our engines, including with respect to additional regulatory action and collateral litigation related to these matters. Those and related expenses and reputational damage could have a material adverse impact on our results of operations, financial condition and cash flows.***

In December 2023, we announced that we reached the Agreement in Principle and recorded a charge of $2.036 billion in the fourth quarter of 2023 to resolve the matters addressed by the Agreement in Principle involving approximately one million of our pick-up truck applications in the U.S. This charge was in addition to the previously announced charges of $59 million for the recalls of model years 2013 through 2018 RAM 2500 and 3500 trucks and model years 2016 through 2019 Titan trucks. Failure to comply with the terms and conditions of the Agreement in Principle will also subject us to further stipulated penalties. The Agreement in Principle remains subject to final regulatory and judicial approvals, and we cannot be certain that the Agreement in Principle will be approved, in its current form, or at all.

We have also been in communication with other non-U.S. regulators regarding matters related to the emission systems in our engines and may also become subject to additional regulatory review in connection with these matters.

In connection with our announcement of our entry into the Agreement in Principle, we have become subject to shareholder, consumer and third-party litigation regarding the matters covered by the Agreement in Principle and we may become subject to additional litigation in connection with these matters.

The consequences resulting from the resolution of the foregoing matters are uncertain and the related expenses and reputational damage could have a material adverse impact on our results of operations, financial condition and cash flows. See NOTE 15, "COMMITMENTS AND CONTINGENCIES," to the *Consolidated Financial Statements* for additional information.

***Our products are subject to extensive statutory and regulatory requirements that can significantly increase our costs and, along with increased scrutiny from regulatory agencies and unpredictability in the adoption, implementation and enforcement of increasingly stringent and fragmented emission standards by multiple jurisdictions around the world, could have a material adverse impact on our results of operations, financial condition and cash flows.***

Our engines are subject to extensive statutory and regulatory requirements governing emissions and noise, including standards imposed by the EPA, the EU, state regulatory agencies (such as the CARB) and other regulatory agencies around the world. Regulatory agencies are making certification and compliance with emissions and noise standards more stringent and subjecting diesel engine products to an increasing level of scrutiny. In addition, failure to comply with the terms and conditions of the Agreement in Principle will subject us to stipulated penalties. The discovery of noncompliance issues could have a material adverse impact on our results of operations, financial condition and cash flows.

Developing engines and components to meet more stringent and changing regulatory requirements, with different implementation timelines and emission requirements, makes developing engines efficiently for multiple markets complicated and could result in substantial additional costs that may be difficult to recover in certain markets. While we have met previous deadlines, our ability to comply with existing and future regulatory standards will be essential for us to maintain our competitive position in the engine applications and industries we serve. The successful development and introduction of new and enhanced products in order to comply with new regulatory requirements are subject to other risks, such as delays in product development, cost over-runs and unanticipated technical and manufacturing difficulties.

In addition to these risks, the nature and timing of government implementation and enforcement of increasingly stringent emission standards in our worldwide markets are unpredictable and subject to change. Any delays in implementation or enforcement could

result in a loss of our competitive advantage and could have a material adverse impact on our results of operations, financial condition and cash flows.

***Evolving environmental and climate change legislation and regulatory initiatives may adversely impact our operations, could impact the competitive landscape within our markets and could negatively affect demand for our products.***

Our operations are subject to increasingly stringent environmental laws and regulations in all of the countries in which we operate, including laws and regulations governing air emission, carbon content, discharges to water and the generation, handling, storage, transportation, treatment and disposal of waste materials. For example, in October 2023, the EPA published a final rule imposing reporting and recordkeeping requirements on manufacturers and importers of per- and polyfluoroalkyl substances (PFAS). While we believe that we are in compliance in all material respects with these environmental laws and regulations, there can be no assurance that we will not be adversely impacted by costs, liabilities or claims with respect to existing or subsequently acquired operations, under either present laws and regulations or those that may be adopted or imposed in the future. We are also subject to laws requiring the cleanup of contaminated property. If a release of hazardous substances occurs at or from any of our current or former properties or at a landfill or another location where we have disposed of hazardous materials, we may be held liable for the contamination and the amount of such liability could be material. We may become subject to additional evolving regulations related to the cleanup of contaminated property, such as the EPA's proposal to designate two widely used PFAS as hazardous substances.

Concern over climate change has resulted in, and could continue to result in, new legal or regulatory requirements designed to reduce or mitigate the effects of GHG emissions. We may become subject to further additional legislation, regulations or accords regarding climate change, and compliance with new rules could be difficult and costly, including increased capital expenditures. Our failure to successfully comply with any such legislation, regulation or accord could also impact our ability to compete in our markets and decrease demand for our products.

***We operate our business on a global basis and changes in international, national and regional trade laws, regulations and policies affecting and/or restricting international trade could adversely impact the demand for our products and our competitive position.***

We manufacture, sell and service products globally and rely upon a global supply chain to deliver the raw materials, components, systems and parts that we need to manufacture and service our products. Changes in laws, regulations and government policies on foreign trade and investment can affect the demand for our products and services, cause non-U.S. customers to shift preferences toward domestically manufactured or branded products and impact the competitive position of our products or prevent us from being able to sell products in certain countries. Our business benefits from free trade agreements, such as the United States-Mexico-Canada Agreement and the U.S. trade relationship with China, Brazil and France and efforts to withdraw from, or substantially modify such agreements or arrangements, in addition to the implementation of more restrictive trade policies, such as more detailed inspections, higher tariffs (including, but not limited to, additional tariffs on the import of steel or aluminum and imposition of new or retaliatory tariffs against certain countries, including based on developments in U.S. and China relations), import or export licensing requirements and exchange controls or new barriers to entry, could limit our ability to capitalize on current and future growth opportunities in international markets, impair our ability to expand the business by offering new technologies, products and services, and could adversely impact our production costs, customer demand and our relationships with customers and suppliers. Any of these consequences could have a material adverse effect on our results of operations, financial condition and cash flows.

Embargoes, sanctions and export controls imposed by the U.S. and other governments restricting or prohibiting transactions with certain persons or entities, including financial institutions, to certain countries or regions, or involving certain products, limit the sales of our products. Embargoes, sanctions and export control laws are changing rapidly for certain geographies, including with respect to China. In particular, changing U.S. export controls and sanctions on China, as well as other restrictions affecting transactions involving China and Chinese parties, could affect our ability to collect receivables, access cash generated in China, provide aftermarket and warranty support for our products, sell products and otherwise impact our reputation and business, any of which could have a material adverse effect on our results of operations, financial condition and cash flows.

***Unanticipated changes in our effective tax rate, the adoption of new tax legislation or exposure to additional income tax liabilities could adversely affect our profitability.***

We are subject to income taxes in the U.S. and numerous international jurisdictions. Our income tax provision and cash tax liability in the future could be adversely affected by the adoption of new tax legislation, changes in earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and the discovery of new information in the course of our tax return preparation process. The carrying value of deferred tax assets, which are predominantly in the U.S., is dependent on our ability to generate future taxable income in the U.S. We are also subject to ongoing tax audits. These audits can involve complex issues, which may require an extended period of time to resolve and can be highly judgmental. Tax authorities may disagree with certain tax reporting positions taken by us and, as a result, assess additional taxes against us. We regularly assess the likely outcomes of these audits in order to determine the appropriateness of our tax provision. The amounts ultimately paid upon resolution of these or

subsequent tax audits could be materially different from the amounts previously included in our income tax provision and, therefore, could have a material impact on our tax provision.

***Our global operations are subject to laws and regulations that impose significant compliance costs and create reputational and legal risk.***

Due to the international scope of our operations, we are subject to a complex system of commercial and trade regulations around the world. Recent years have seen an increase in the development and enforcement of laws regarding trade compliance and anti-corruption, such as the U.S. Foreign Corrupt Practices Act and similar laws from other countries, as well as new regulatory requirements regarding data privacy, such as the European Union General Data Protection Regulation. Our numerous foreign subsidiaries, affiliates and joint venture partners are governed by laws, rules and business practices that differ from those of the U.S. The activities of these entities may not comply with U.S. laws or business practices or our Code of Business Conduct. Violations of these laws may result in severe criminal or civil sanctions, could disrupt our business and result in an adverse effect on our reputation, business and results of operations, financial condition and cash flows. We cannot predict the nature, scope or effect of future regulatory requirements to which our operations might be subject or the manner in which existing laws might be administered or interpreted.

***Future bans or limitations on the use of diesel-powered vehicles or other applications could have a material adverse impact on our business over the long term.***

In an effort to limit GHG emissions and combat climate change, multiple countries and cities have announced that they plan to implement a ban on the use in their countries or cities of diesel-powered products in the near or distant future. These countries include China, India and Germany. In addition, California government officials have called for the state to phase out sales of certain diesel-powered vehicles by 2035. To the extent that these types of bans are actually implemented in the future on a broad basis, or in one or more of our key markets, our diesel business over the long-term could experience material adverse impacts.

## BUSINESS CONDITIONS / DISRUPTIONS

***We may fail to successfully integrate the acquisition of Meritor and / or fail to fully realize all of the anticipated benefits, including enhanced revenue, earnings and cash flow from our acquisition which could have a material adverse impact on our results of operations, financial condition and cash flows.***

The acquisition of Meritor involves the integration of Meritor's operations with our existing operations, and there are uncertainties inherent in such an integration. We have, and will be continued to be required to, devote significant management attention and resources to integrating Meritor's operations. Our ability to fully realize all of the anticipated benefits, including enhanced revenue, earnings and cash flow, from our acquisition of Meritor will depend, in substantial part, on our ability to successfully integrate the products into our segments, launch the Meritor products around the world and achieve our projected sales goals. While we believe we will ultimately achieve these objectives, it is possible that we will be unable to achieve some or all of these objectives within our anticipated time frame or in the anticipated amounts. If we are not able to successfully complete the integration of the Meritor business or implement our Meritor strategy, we may not fully realize the anticipated benefits, including enhanced revenue, earnings and cash flows, from this acquisition or such anticipated benefits may take longer to realize than expected. As part of the purchase accounting associated with the acquisition, significant goodwill and intangible asset balances were recorded on the consolidated balance sheet. If cash flows from the acquisition fall short of our anticipated amounts, these assets could be subject to non-cash impairment charges, negatively impacting our earnings. Failure to successfully integrate Meritor and / or realize the anticipated benefits could have a material adverse impact on our results of operations, financial condition and cash flows.

***We are vulnerable to raw material, transportation and labor price fluctuations and supply shortages, which impacted and could continue to impact our results of operations, financial condition and cash flows.***

We are experiencing supply chain disruptions and related challenges throughout the supply chain. We single source a number of parts and raw materials critical to our business operations. Any delay in our suppliers' deliveries may adversely affect our operations at multiple manufacturing locations, forcing us to seek alternative supply sources to avoid serious disruptions. Delays may be caused by factors affecting our suppliers (including, but not limited to, raw material availability, capacity constraints, port congestion, labor disputes or unrest, shortages of labor, economic downturns, availability of credit, impaired financial condition, sanctions/tariffs, pandemic restrictions, energy inflation/availability, suppliers' allocations to other purchasers, weather emergencies, natural disasters, acts of government or acts of war or terrorism). The effects of climate change, including extreme weather events, long-term changes in temperature levels and water availability may exacerbate these risks. Any extended delay in receiving critical supplies could impair our ability to deliver products to our customers and have a material adverse effect on our results of operations, financial condition and cash flows.

In addition, the current economic environment has resulted, and may continue to result, in price volatility and increased levels of inflation of many of our raw material, transportation and other costs. In particular, increased levels of inflation, rising interest rates and

concerns regarding a potential economic recession may result in increased operating costs and/or decreased levels of profitability. Further, the labor market for skilled manufacturing remains tight, and our labor costs have increased as a result. Material, transportation, labor and other cost inflation has impacted and could continue to impact our results of operations, financial condition and cash flows.

***We face the challenge of accurately aligning our capacity with our demand.***

Our markets are cyclical in nature and we face periods when demand fluctuates significantly higher or lower than our normal operating levels, including variability driven by supply chain inconsistency. Accurately forecasting our expected volumes and appropriately adjusting our capacity are important factors in determining our results of operations and cash flows. We manage our capacity by adjusting our manufacturing workforce, capital expenditures and purchases from suppliers. In periods of weak demand, we may face under-utilized capacity and un-recovered overhead costs, while in periods of strong demand we may experience unplanned costs and could fail to meet customer demand. We cannot guarantee that we will be able to adequately adjust our manufacturing capacity in response to significant changes in customer demand, which could harm our business. If we do not accurately align our manufacturing capabilities with demand it could have a material adverse effect on our results of operations, financial condition and cash flows.

***We derive significant earnings from investees that we do not directly control, with more than 50 percent of these earnings from our China-based investees.***

For 2023, we recognized $483 million of equity, royalty and interest income from investees, compared to $349 million in 2022. Approximately one third of our equity, royalty and interest income from investees is from three of our 50 percent owned joint ventures in China - Beijing Foton Cummins Engine Co., Ltd., Dongfeng Cummins Engine Company, Ltd. and Chongqing Cummins Engine Company, Ltd. Although a significant percentage of our net income is derived from these unconsolidated entities, we do not unilaterally control their management or their operations, which puts a substantial portion of our net income at risk from the actions or inactions of these entities. A significant reduction in the level of contribution by these entities to our net income would likely have a material adverse effect on our results of operations and cash flows.

***Our truck manufacturers and OEM customers discontinuing outsourcing their engine supply needs, experiencing financial distress or experiencing a change-in-control of one of our large truck OEM customers, could have a material adverse impact on our results of operations, financial condition and cash flows.***

We recognize significant sales of engines and components to a few large on-highway truck OEM customers which have been an integral part of our positive business results for several years. Many are truck manufacturers or OEMs that manufacture engines for some of their own vehicles. Despite their own engine manufacturing abilities, these customers have historically chosen to outsource certain types of engine production to us due to the quality of our engine products, our emission compliance capabilities, our systems integration, their customers' preferences, their desire for cost reductions, their desire for eliminating production risks and their desire to maintain company focus. However, there can be no assurance that these customers will continue to outsource, or outsource as much of, their engine production in the future. In addition, increased levels of OEM vertical integration could result from a number of factors, such as shifts in our customers' business strategies, acquisition by a customer of another engine manufacturer, the inability of third-party suppliers to meet product specifications and the emergence of low-cost production opportunities in foreign countries. Any significant reduction in the level of engine production outsourcing from our truck manufacturer or OEM customers, financial distress of one of our large truck OEM customers due to a change-in-control, could likely lead to significant reductions in our sales volumes, commercial disputes, receivable collection issues, and other negative consequences that could have a material adverse impact on our results of operations, financial condition and cash flows.

## PRODUCTS AND TECHNOLOGY

***Our products are subject to recall for performance or safety-related issues.***

Our products are subject to recall for performance or safety-related issues. Product recalls subject us to reputational risk, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we decide, either voluntarily or involuntarily, to recall a product through a formal campaign to solicit the return of specific products due to known or suspected performance or safety issues. Any significant product recalls could have material adverse effects on our results of operations, financial condition and cash flows. See NOTE 14, "PRODUCT WARRANTY LIABILITY" to the *Consolidated Financial Statements* for additional information.

***Our products are exposed to variability in material and commodity costs.***

Our businesses establish prices with our customers in accordance with contractual time frames; however, the timing of material and commodity market price increases may prevent us from passing these additional costs on to our customers through timely pricing actions. Additionally, higher material and commodity costs around the world as well as elevated levels of inflation may offset our

efforts to reduce our cost structure. While we customarily enter into financial transactions and contractual pricing adjustment provisions with our customers that attempt to address some of these risks, there can be no assurance that commodity price fluctuations will not adversely affect our results of operations and cash flows. While the use of commodity price hedging instruments and contractual pricing adjustments may provide us with some protection from adverse fluctuations in commodity prices, by utilizing these instruments, we potentially forego the benefits that might result from favorable fluctuations in price. As a result, higher material and commodity costs, could result in declining margins.

### *The development of new technologies may materially reduce the demand for our current products and services.*

We are investing in new products and technologies, including electrified powertrains, hydrogen production and fuel cells, for planned introduction into certain new and existing markets. Given the early stages of development of some of these new products and technologies, there can be no guarantee of the future market acceptance and investment returns with respect to our planned products, which will face competition from an array of other technologies and manufacturers. The ongoing energy transition away from fossil fuels and the increased adoption of electrified powertrains in some market segments could result in lower demand for current diesel or natural gas engines and components and, over time, reduce the demand for related parts and service revenues from diesel or natural gas powertrains. Furthermore, it is possible that we may not be successful in developing segment-leading electrified or alternate fuel powertrains and some of our existing customers could choose to develop their own, or source from other manufacturers, and any of these factors could have a material adverse impact on our results of operations, financial condition and cash flows.

### *Lower-than-anticipated market acceptance of our new or existing products or services could have a material adverse impact on our results of operations, financial condition and cash flows.*

Although we conduct market research before launching new or refreshed engines and introducing new services, many factors both within and outside our control affect the success of new or existing products and services in the marketplace. Offering engines and services that customers desire and value can mitigate the risks of increasing competition and declining demand, but products and services that are perceived to be less than desirable (whether in terms of price, quality, overall value, fuel efficiency or other attributes) can exacerbate these risks. With increased consumer interconnectedness through the internet, social media and other media, mere allegations relating to poor quality, safety, fuel efficiency, corporate responsibility or other key attributes can negatively impact our reputation or market acceptance of our products or services, even if such allegations prove to be inaccurate or unfounded.

### *Our business is exposed to potential product liability claims.*

We face an inherent business risk of exposure to product liability claims in the event that our products' failure to perform to specification results, or is alleged to result, in property damage, bodily injury and/or death. At any given time, we are subject to various and multiple product liability claims, any one of which, if decided adversely to us, may have a material adverse effect on our reported results of operation in the period in which our liability with respect to any such claim is recognized. While we maintain insurance coverage with respect to certain product liability claims, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against product liability claims. In addition, product liability claims can be expensive to defend and can divert the attention of management and other personnel for significant periods of time, regardless of the ultimate outcome. Furthermore, even if we are successful in defending against a claim relating to our products, claims of this nature could cause our customers to lose confidence in our products and us.

### GENERAL

### *We may not realize the anticipated value or tax treatment for the anticipated full divestiture of our interest in Atmus Filtration Technologies Inc. (Atmus).*

There are uncertainties and risks related to the timing and potential value to Cummins, Atmus and our respective shareholders of the planned divestiture of Atmus, including business, industry and market risks, as well as risks involving realizing the anticipated favorable tax treatment of the divestiture if there is a significant delay or failure to complete the divestiture. Failure to implement the divestiture effectively could result in a lower value to Cummins, Atmus and our respective shareholders.

A delay or failure to complete the divestiture could result in our businesses facing material challenges in connection with this transaction, including, without limitation:

- the diversion of management's attention from ongoing business concerns and impact on our businesses as a result of the devotion of management's attention to strategic alternatives for the Atmus divestiture;

- maintaining employee morale and retaining key management and other employees;

- retaining existing business and operational relationships, including with customers, suppliers, employees and other counterparties, and attracting new business and operational relationships; and

- foreseen and unforeseen dis-synergy costs, costs of restructuring transactions (including taxes) and other significant costs and expenses.

Any of these factors could have a material adverse effect on each of Cummins' and Atmus's respective business, financial condition, results of operations and cash flows. In addition, if the divestiture is completed, the new independent company will incur ongoing costs, including costs of operating as an independent company, that the divested business will no longer be able to share.

***We may be adversely impacted by the effects of climate change and may incur increased costs and experience other impacts due to new or more stringent climate change regulations, accords, mitigation efforts, GHG regulations or other legislation designed to address climate change.***

The scientific consensus indicates that emissions of GHG continue to alter the composition of Earth's atmosphere in ways that are affecting, and are expected to continue to affect, the global climate. The potential impacts of climate change on our customers, product offerings, operations, facilities and suppliers are accelerating and uncertain, as they will be particular to local and customer-specific circumstances. These potential impacts may include, among other items, physical long-term changes in freshwater availability and the frequency and severity of weather events as well as customer product changes either through preference or regulation.

Concerns regarding climate change may lead to additional international, national, regional and local legislative and regulatory responses, accords and mitigation efforts. Various stakeholders, including legislators and regulators, shareholders and non-governmental organizations, are continuing to look for ways to reduce GHG emissions, and consumers are increasingly demanding products and services resulting in lower GHG emissions. We could face risks to our brand reputation, investor confidence and market share due to an inability to innovate and develop new products that decrease GHG emissions. Increased input costs, such as fuel, utility, transportation and compliance-related costs could increase our operating costs and negatively impact customer operations and demand for our products. As the impact of any additional future climate related legislative or regulatory requirements on our global businesses and products is dependent on the timing, scope and design of the mandates or standards, we are currently unable to predict its potential impact which could have a material adverse effect on our results of operations, financial condition and cash flows.

Climate change may exacerbate the frequency and intensity of natural disasters and adverse weather conditions, which may cause disruptions to our operations, including disrupting manufacturing, distribution and our supply chain.

***Our plan to reposition our portfolio of product offerings through exploration of strategic acquisitions and divestitures may expose us to additional costs and risks.***

Part of our strategic plan is to improve our revenue growth, gross margins and earnings by exploring the repositioning of our portfolio of product line offerings through the pursuit of potential strategic acquisitions and/or divestitures to provide future strategic, financial and operational benefits and improve shareholder value. There can be no assurance that we will be able to identify suitable candidates or consummate these transactions on favorable terms. The successful identification and completion of any strategic transaction depends on a number of factors that are not entirely within our control, including the availability of suitable candidates and our ability to negotiate terms acceptable to all parties involved, conclude satisfactory agreements and obtain all necessary regulatory approvals. Accordingly, we may not be able to successfully negotiate and complete specific transactions. The exploration, negotiation and consummation of strategic transactions may involve significant expenditures by us, which may adversely affect our results of operations at the time such expenses are incurred, and may divert management's attention from our existing business. Strategic transactions also may have adverse effects on our existing business relationships with suppliers and customers.

If required, the financing for strategic acquisitions could result in an increase in our indebtedness, dilute the interests of our shareholders or both. Any acquisition may not be accretive to us for a significant period of time following the completion of such acquisition. Also, our ability to effectively integrate any potential acquisition into our existing business and culture may not be successful, which could jeopardize future financial and operational performance for the combined businesses. In addition, if an acquisition results in any additional goodwill or increase in other intangible assets on our balance sheet and subsequently becomes impaired, we would be required to record a non-cash impairment charge, which could result in a material adverse effect on our financial condition.

Similarly, any strategic divestiture of a product line or business may reduce our revenue and earnings, reduce the diversity of our business, result in substantial costs and expenses and cause disruption to our employees, customers, vendors and communities in which we operate.

***Our business and operations are subject to interest rate risks and changes in interest rates can reduce demand for our products and increase borrowing costs and result in non-cash charges***

Rising interest rates could have a dampening effect on overall economic activity and/or the financial condition of our customers, either or both of which could negatively affect customer demand for our products and our customers' ability to repay obligations to us. Rising interest rates may increase our cost of capital which could have material adverse effects on our financial condition and cash

flows. Rising interest rates could also impact certain goodwill assets requiring non-cash impairment charges which could have a material adverse impact on our earnings.

***We operate in challenging markets for talent and may fail to attract, develop and retain key personnel.***

We depend on the skills, institutional knowledge, working relationships, and continued services and contributions of key personnel, including our leadership team and others at all levels of the company, as a critical part of our human capital resources. In addition, our ability to achieve our operating and strategic goals depends on our ability to identify, hire, train and retain qualified individuals. We compete with other companies both within and outside of our industry for talented personnel in a highly competitive labor market, and we may lose key personnel or fail to attract other talented personnel. Any such loss or failure could have material adverse effects on our results of operations, financial condition and cash flows.

***Our information technology environment and our products are exposed to potential security breaches or other disruptions which may adversely impact our competitive position, reputation, results of operations, financial condition and cash flows.***

We rely on the capacity, reliability and security of our information technology environment and data security infrastructure in connection with various aspects of our business activities. We also rely on our ability to expand and continually update these technologies and related infrastructure in response to the changing needs of our business. As we implement new technologies, they may not perform as expected. We face the challenge of supporting our older technologies and implementing necessary upgrades. In addition, some of these technologies are managed by third-party service providers and are not under our direct control. If we experience a problem with an important technology, including during upgrades and/or new implementations of technologies, the resulting disruptions could have an adverse effect on our business and reputation. As customers adopt and rely on cloud-based digital technologies and services we offer, any disruption of the confidentiality, integrity or availability of those services could have an adverse effect on our business and reputation.

The data handled by our technologies is vulnerable to security threats. Our operations routinely involve receiving, storing, processing and transmitting sensitive information pertaining to our business, customers, dealers, suppliers, employees and other sensitive matters. As such, our information technology environment faces information technology security threats, such as security breaches, computer malware, ransomware attacks and other "cyber attacks," which are increasing in both frequency and sophistication, along with power outages or hardware failures. These threats could result in unauthorized public disclosures of information, create financial liability, subject us to legal or regulatory sanctions, disrupt our ability to conduct our business, result in the loss of intellectual property or damage our reputation with customers, dealers, suppliers and other stakeholders. As the result of changing market conditions, a large percentage of our salaried employees continue to work remotely full or part-time. This remote working environment may pose a heightened risk for security breaches or other disruptions of our information technology environment.

In addition, our products, including our engines, contain interconnected and increasingly complex technologies that control various processes and these technologies are potentially subject to "cyber attacks" and disruption. The impact of a significant information technology event on either our information technology environment or our products could have a material adverse effect on our competitive position, reputation, results of operations, financial condition and cash flows.

***We are exposed to political, economic and other risks that arise from operating a multinational business. Greater political, economic and social uncertainty and the evolving globalization of businesses could significantly change the dynamics of our competition, customer base and product offerings and impact our growth globally.***

Our business is subject to the political, economic and other risks that are inherent in operating in numerous countries. These risks include:

- public health crises, including the spread of a contagious disease, such as future pandemics or epidemics, quarantines or shutdowns related to public health crises, and other catastrophic events;

- economic and political instability, including international conflicts, war, acts of terrorism or the threat thereof, political or labor unrest, civil unrest, riots or insurrections;

- the difficulty of enforcing agreements and collecting receivables through foreign legal systems;

- trade protection measures and import or export licensing requirements;

- the imposition of taxes on foreign income and tax rates in certain foreign countries that exceed those in the U.S.;

- the imposition of tariffs, exchange controls or other restrictions;

- difficulty in staffing and managing widespread operations and the application of foreign labor regulations;

- required compliance with a variety of foreign laws and regulations; and

- changes in general economic and political conditions, including changes in relationship with the U.S., in countries where we operate, particularly in China and emerging markets.

As we continue to operate and grow our business globally, our success will depend, in part, on our ability to anticipate and effectively manage these and other related risks. There can be no assurance that the consequences of these and other factors relating to our multinational operations will not have a material adverse effect upon us.

In addition, there continues to be significant uncertainty about the future relationships between the U.S. and China, including with respect to trade policies, treaties, government regulations and tariffs. Any increased trade barriers or restrictions on global trade, especially trade with China could adversely impact our competitive position, results of operations, financial condition and cash flows.

***We face significant competition in the regions we serve.***

The markets in which we operate are highly competitive. We compete worldwide with a number of other manufacturers and distributors that produce and sell similar products. We primarily compete with diesel engines and related diesel products; however, new technologies continue to be developed for gasoline, natural gas, hydrogen, electrification and other technologies, and we will continue to face new competition from these expanding technologies. Our products primarily compete on the basis of performance, price, total cost of ownership, fuel economy, emissions compliance, speed of delivery, quality and customer support. We also face competitors in some emerging regions who have established local practices and long standing relationships with participants in these markets. Additionally, we face increasing competition to develop innovative products that result in lower emissions. There can be no assurance that our products will be able to compete successfully with the products of other companies and in other markets.

***Increasing global competition among our customers may affect our existing customer relationships and restrict our ability to benefit from some of our customers' growth.***

As our customers in emerging markets continue to grow in size and scope, they are increasingly seeking to export their products to other countries. This has meant greater demand for our advanced engine technologies to help these customers meet the more stringent emissions requirements of developed markets, as well as greater demand for access to our distribution systems for purposes of equipment servicing. As these emerging market customers enter into, and begin to compete in more developed markets, they may increasingly begin to compete with our existing customers in these markets. Our further aid to emerging market customers could adversely affect our relationships with developed market customers. In addition, to the extent the competition does not correspond to overall growth in demand, we may see little or no benefit from this type of expansion by our emerging market customers.

***Failure to meet environmental, social and governance (ESG) expectations or standards, or to achieve our ESG goals, could adversely affect our business, results of operations and financial condition.***

In recent years, there has been an increased focus from stakeholders on ESG matters, including GHG emissions and climate-related risks, renewable energy, water stewardship, waste management, diversity, equity and inclusion, responsible sourcing and supply chain, human rights and social responsibility. Given our commitment to certain ESG principles, we actively manage these issues and have established and publicly announced certain goals, commitments and targets which we may refine, or even expand further, in the future. These goals, commitments and targets reflect our current plans and aspirations and are not guarantees that we will be able to achieve them. Evolving stakeholder expectations and our efforts to manage these issues, report on them and accomplish our goals present numerous operational, regulatory, reputational, financial, legal and other risks, any of which could have a material adverse impact, including on our reputation.

Such risks and uncertainties include:

- reputational harm, including damage to our relationships with customers, suppliers, investors, governments or other stakeholders;

- adverse impacts on our ability to sell and manufacture products;

- the success of our collaborations with third parties;

- increased risk of litigation, investigations or regulatory enforcement actions;

- unfavorable ESG ratings or investor sentiment;

- diversion of resources and increased costs to control, assess and report on ESG metrics;

- our ability to achieve our goals, commitments and targets within the timeframes announced;

- access to and increased cost of capital and

- adverse impacts on our stock price.

Any failure, or perceived failure, to meet evolving stakeholder expectations and industry standards or achieve our ESG goals, commitments and targets could have a material adverse effect on our business, results of operations and financial condition.

*We may be adversely impacted by work stoppages and other labor matters.*

At December 31, 2023, we employed approximately 75,500 persons worldwide. Approximately 21,900 of our employees worldwide were represented by various unions under collective bargaining agreements that expire between 2024 and 2028. While we have no reason to believe that we will be materially impacted by work stoppages or other labor matters, there can be no assurance that future issues with our labor unions will be resolved favorably or that we will not encounter future strikes, work stoppages, or other types of conflicts with labor unions or our employees. Any of these consequences may have an adverse effect on us or may limit our flexibility in dealing with our workforce. In addition, many of our customers and suppliers have unionized work forces. Work stoppages or slowdowns experienced by us, our customers or suppliers could result in slowdowns or closures that would have a material adverse effect on our results of operations, financial condition and cash flow.

*We are subject to foreign currency exchange rate and other related risks.*

We conduct operations in many areas of the world involving transactions denominated in a variety of currencies. We are subject to foreign currency exchange rate risk to the extent that our costs are denominated in currencies other than those in which we earn revenues. In addition, since our financial statements are denominated in U.S. dollars, changes in foreign currency exchange rates between the U.S. dollar and other currencies have had, and will continue to have, an impact on our results of operations, financial condition and cash flows.

We also face risks arising from the imposition of foreign exchange controls and currency devaluations. Foreign exchange controls may limit our ability to convert foreign currencies into U.S. dollars or to remit dividends and other payments by our foreign subsidiaries or businesses located in or conducted within a country imposing controls. Currency devaluations result in a diminished value of funds denominated in the currency of the country instituting the devaluation. See Management's Discussion and Analysis for additional information.

*Significant declines in future financial and stock market conditions could diminish our pension plan asset performance and adversely impact our results of operations, financial condition and cash flow.*

We sponsor both funded and unfunded domestic and foreign defined benefit pension and other retirement plans. Our pension cost and the required contributions to our pension plans are directly affected by the value of plan assets, the projected and actual rates of return on plan assets and the actuarial assumptions we use to measure our defined benefit pension plan obligations, including the discount rate at which future projected and accumulated pension obligations are discounted to a present value. We could experience increased pension cost due to a combination of factors, including the decreased investment performance of pension plan assets, decreases in the discount rate and changes in our assumptions relating to the expected return on plan assets.

Significant declines in current and future financial and stock market conditions could cause material losses in our pension plan assets, which could result in increased pension cost in future years and adversely impact our results of operations, financial condition and cash flow. Depending upon the severity and length of market declines and government regulatory changes, we may be legally obligated to make pension payments in the U.S. and perhaps other countries and these contributions could be material.

*We are exposed to risks arising from the price and availability of energy.*

The level of demand for our products and services is influenced in multiple ways by the price and availability of energy. High energy costs generally drive greater demand for better fuel economy in almost all countries in which we operate. Some of our engine products have been developed with a primary purpose of offering fuel economy improvements, and if energy costs decrease or increase less than expected, demand for these products may likewise decrease. The relative unavailability of electricity in some emerging market countries also influences demand for our electricity generating products, such as our diesel generators. If these countries add energy capacity by expanding their power grids at a rate equal to or faster than the growth in demand for energy, the demand for our generating products could also decrease or increase less than would otherwise be the case.

**ITEM 1B.  Unresolved Staff Comments**

None.

**ITEM 1C.  Cybersecurity**

**Material Cybersecurity Risks, Threats and Incidents**

To date, risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected and are not reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. Additional information on cybersecurity risks we face is discussed in Part I, Item 1A "Risk Factors" under the heading "General," which should be read in conjunction with the foregoing information.

**Cybersecurity Governance**

We are committed to protecting our Information Technology (IT) assets and the data stored within these assets. This commitment includes the protection of IT assets relevant to our operations, stakeholder data (including employee, customer and supplier data), intellectual property and our products.

The Cummins Enterprise Cybersecurity function, which is responsible for the administration of our enterprise cybersecurity program, is led by the Chief Information Security Officer, who has more than 25 years of information technology, IT architecture and operations experience in the industrial manufacturing industry. The Chief Information Security Officer reports to our Chief Information Officer. These leaders provide regular updates to the Audit Committee of the Board on cybersecurity risks. Through these updates, the Audit Committee receives a cybersecurity dashboard illustrating the status of key cybersecurity activities such as email phishing, event logging and data encryption. Information regarding relevant cybersecurity training is provided as well.

The Product Cybersecurity function, which is responsible for the administration of our product cybersecurity program, is led by the Executive Director – Corporate Product Cybersecurity and Functional Safety, who has more than 35 years of automotive industry and electronic controls design experience. The Executive Director – Corporate Product Cybersecurity and Functional Safety reports to our Chief Technical Officer. These leaders provide regular updates to the SET Committee of the Board on product related cybersecurity risks. Through these updates, the SET Committee receives a report discussing product level vulnerability management, product level incident management and the status of relevant product cybersecurity activities.

Our processes for oversight of cybersecurity risks are integrated into our Enterprise Risk Management (ERM) program, which is led by the Executive Director, Global Risk. To govern the ERM program, we established an Executive Risk Council that meets regularly to review and monitor our most significant enterprise risks, including the prevention, detection and mitigation plans, including with respect to cybersecurity. The Executive Risk Council is comprised of senior leaders with cross-functional experience and responsibilities.

Our Board and its committees are engaged in the oversight of our most significant enterprise risks, including cybersecurity risks. We assign a member of our executive management team to report material information to our Board regarding these risks. The Audit Committee, working with the Chief Information Officer, provides oversight of the enterprise cybersecurity program. The SET Committee, working with the Chief Technical Officer, provides oversight of the product cybersecurity program.

Our Board, Audit Committee and SET Committee receive reports and information from our senior leaders who have functional responsibility for the mitigation of enterprise cybersecurity and product cybersecurity risks. These leaders meet with the committees on a regular basis, at least four times per year, and provide dashboards or reports, which summarize cybersecurity risks and action plans.

**Cybersecurity Risk Management and Strategy**

We have an Enterprise Cybersecurity Management Review Group (Enterprise Cybersecurity MRG), which functions as a steering committee to provide oversight and strategic direction for the enterprise cybersecurity program. The Enterprise Cybersecurity MRG is comprised of senior leaders with cross-functional experience and responsibilities. This MRG meets regularly, at least four times per year, with our Chief Information Security Officer to review the cybersecurity program and related risks. The MRG receives updates on the status of key cybersecurity initiatives and is responsible for our response to material cybersecurity incidents.

We have a Product Cybersecurity Management Review Group (Product Cybersecurity MRG), which functions as a steering committee to provide oversight and strategic direction for the product cybersecurity program. The Product Cybersecurity MRG is comprised of senior leaders with cross-functional experience and responsibilities. The Product Cybersecurity MRG meets regularly with the Executive Director – Corporate Product Cybersecurity and Functional Safety to review the cybersecurity program, including risks and the status of key initiatives.

Both the Enterprise and Product Cybersecurity functions administer policies related to cybersecurity in consultation with other stakeholders at the company. We have a third-party risk management process, which is designed to assess and manage cybersecurity risks posed by third parties. This process is administered by the Enterprise Cybersecurity function.

In addition, a cybersecurity operations team is in place, which monitors the environment for cybersecurity incidents on a regular basis. We have incident response plans to assess and manage cybersecurity incidents. These plans include escalation procedures based on the nature and severity of the incident. The most critical incidents, which could be material to us, are escalated to executive management and the Enterprise Cybersecurity MRG. The Enterprise Cybersecurity MRG practices the incident response process through a tabletop exercise facilitated by external consultants. In addition, cyber insurance is in place, which may mitigate the impact of cybersecurity incidents.

We engage outside experts where appropriate to aid in developing and implementing the cybersecurity program and to review its operations. Our Internal Audit function also performs regular assessments of the design and operational effectiveness of the program's key processes and controls. We will continue to enhance our cybersecurity operations to respond to the dynamic cybersecurity landscape.

**ITEM 2.    Properties**

**Manufacturing Facilities**

Our principal manufacturing facilities by segment are as follows:

| Segment | U.S. Facilities | Facilities Outside the U.S. |
|---|---|---|
| **Components** | **Indiana:** Columbus | **Australia:** Kilsyth |
| | **North Carolina:** Fletcher | **Brazil:** Sao Paulo |
| | **South Carolina:** Charleston | **China:** Shanghai, Wuhan, Wuxi |
| | **Tennessee:** Cookeville | **France:** Quimper |
| | **Wisconsin:** Mineral Point, Neillsville | **Germany:** Marktheidenfeld |
| | | **India:** Dewas, Phaltan, Pithampur, Pune, Rudrapur |
| | | **Mexico:** Ciudad Juarez, Monterrey, San Luis Potosi |
| | | **South Korea:** Suwon |
| | | **U.K.:** Darlington, Huddersfield |
| | | |
| **Engine** | **Indiana:** Columbus | **Brazil:** Sao Paulo |
| | **New York:** Lakewood | **India:** Phaltan |
| | **North Carolina:** Whitakers | **U.K.:** Darlington |
| | | |
| **Power Systems** | **Indiana:** Elkhart, Seymour | **Brazil:** Sao Paulo |
| | **Minnesota:** Fridley | **China:** Wuhan, Wuxi |
| | **New Mexico:** Clovis | **India:** Ahmednagar, Phaltan, Pune, Ranjangaon |
| | | **Mexico:** San Luis Potosi |
| | | **Nigeria:** Lagos |
| | | **Romania:** Craiova |
| | | **U.K.:** Daventry |
| | | |
| **Accelera** | **Indiana:** Columbus | **Belgium:** Oevel |
| | **Minnesota:** Fridley | **Canada:** Mississauga |
| | **North Carolina:** Asheville, Forest City | **China:** Shanghai, Tianjin |
| | | **Germany:** Herten |

In addition, engines and engine components are manufactured by joint ventures or independent licensees at manufacturing plants in the U.S., China, India, Japan, Sweden, U.K. and Mexico.

**Distribution Facilities**

The principal distribution facilities that serve our segments are as follows:

| U.S. Facilities | Facilities Outside the U.S. |
|---|---|
| **Arizona:** Avondale | **Australia:** Mackay, Perth |
| **Colorado:** Henderson | **Canada:** Fort McMurray |
| **New Jersey:** Kearny | **China:** Beijing |
| **Texas:** Dallas | **India:** Pune |
| **Utah:** West Valley City | **South Africa:** Johannesburg |
| | **U.K.:** Wellingborough |

**Supply Chain Facilities**

The principal supply chain facilities that serve our segments are as follows:

| U.S. Facilities | Facilities Outside the U.S. |
|---|---|
| **Georgia:** Atlanta | **Belgium:** Rumst |
| **Indiana:** Columbus, Indianapolis | **China:** Beijing, Shanghai, Wuhan |
| **Kentucky:** Walton | **India:** Phaltan, Pithampur, Pune |
| **North Carolina:** Enfield | **Mexico:** Juarez, San Luis Potosi |
| **Oregon:** Portland | **U.K.:** Darlington, Daventry |
| **Pennsylvania:** Harrisburg | |
| **South Carolina:** Charleston | |
| **Tennessee:** Memphis | |
| **Texas:** Dallas | |

**Other Facilities**

We operate numerous management, research and development, marketing and administrative facilities globally.

**ITEM 3.    Legal Proceedings**

The matters described under "Legal Proceedings" in NOTE 15, "COMMITMENTS AND CONTINGENCIES," to the *Consolidated Financial Statements* are incorporated herein by reference.

**ITEM 4.    Mine Safety Disclosures**

Not Applicable.


**PART II**


**ITEM 5.    Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

Our common stock is listed on the NYSE under the symbol "CMI." For other matters related to our common stock and shareholders' equity, see NOTE 16, "CUMMINS INC. SHAREHOLDERS' EQUITY," to the *Consolidated Financial Statements*.

At December 31, 2023, there were 2,371 holders of record of Cummins Inc.'s $2.50 par value common stock.

The following information is provided pursuant to Item 703 of Regulation S-K:

| | **Issuer Purchases of Equity Securities** | | | |
| --- | --- | --- | --- | --- |
| **Period** | **Total Number of Shares Purchased** | **Average Price Paid per Share** | **Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs** | **Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in millions)** [(1)] |
| October 1 - October 31 | — | $ — | — | $ 2,218 |
| November 1 - November 30 | — | — | — | 2,218 |
| December 1 - December 31 | — | — | — | 2,218 |
| Total | — | — | — | — |

[(1)] Shares repurchased under our Key Employee Stock Investment Plan only occur in the event of a participant default, which cannot be predicted, and were excluded from this column.

In December 2021, the Board authorized the acquisition of up to $2.0 billion of additional common stock upon completion of the $2.0 billion repurchase plan authorized in 2019. During the three months ended December 31, 2023, we did not make any repurchases of common stock. The dollar value remaining available for future purchases under the 2019 program at December 31, 2023, was $218 million.

Our Key Employee Stock Investment Plan allows certain employees, other than officers, to purchase shares of common stock on an installment basis up to an established credit limit. We hold participants' shares as security for the loans and would, in effect, repurchase shares only if the participant defaulted in repayment of the loan. Shares associated with participants' sales are sold as open-market transactions via a third-party broker.

**Performance Graph (Unaudited)**

*The following Performance Graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any of our future filings under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that we specifically incorporate it by reference into such filing.*

The following graph compares the cumulative total shareholder return on our common stock for the last five years with the cumulative total return on the S&P 500 Index and an index of peer companies selected by us. In 2023, we re-evaluated our peer group that the Board benchmarks against and chose to include companies that participate in similar end-markets and have similar businesses. Dana Incorporated was added to provide exposure to similar products including e-axles, drivetrain components and transmissions and electric and hybrid products, while Donaldson Company Inc. was removed due to the IPO of Atmus (formerly our filtration business) into a separate publicly traded company. Our revised peer group includes BorgWarner Inc., Caterpillar, Inc., Daimler Truck Holding AG, Deere & Company, Dana Inc., Eaton Corporation, Emerson Electric Co., Fortive Corporation, W.W. Grainger Inc., Honeywell International, Illinois Tool Works Inc., PACCAR, Parker-Hannifin Corporation, Textron Inc. and Volvo AB. Daimler Truck Holding AG is excluded from the peer index in the following graph due to the corporate split and public filing in December 2021. Each of the measures of cumulative total return assumes reinvestment of dividends. The comparisons in this table are required by the SEC and are not intended to forecast or be indicative of possible future performance of our stock.

**COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN**

**AMONG CUMMINS INC., S&P 500 INDEX AND CUSTOM PEER GROUP**



ASSUMES $100 INVESTED ON DECEMBER 31, 2018

ASSUMES DIVIDENDS REINVESTED

FISCAL YEAR ENDING DECEMBER 31, 2023

**ITEM 6.    [Reserved]**

**ITEM 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations**

**ORGANIZATION OF INFORMATION**

The following Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) was prepared to provide the reader with a view and perspective of our business through the eyes of management and should be read in conjunction with our *Consolidated Financial Statements* and the accompanying notes to those financial statements. Our MD&A is presented in the following sections:

- **EXECUTIVE SUMMARY AND FINANCIAL HIGHLIGHTS**

- **RESULTS OF OPERATIONS**

- **OPERATING SEGMENT RESULTS**

- **2024 OUTLOOK**

- **LIQUIDITY AND CAPITAL RESOURCES**

- **APPLICATION OF CRITICAL ACCOUNTING ESTIMATES**

- **RECENTLY ADOPTED AND RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS**

The following is the discussion and analysis of changes in the financial condition and results of operations for fiscal year 2023 compared to fiscal year 2022. The discussion and analysis of fiscal year 2021 and changes in the financial condition and results of operations for fiscal year 2022 compared to fiscal year 2021, that are not included in this Form 10-K, may be found in Part II, ITEM 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission (SEC) on February 14, 2023.

**EXECUTIVE SUMMARY AND FINANCIAL HIGHLIGHTS**

**Overview**

We are a global power leader that designs, manufactures, distributes and services diesel, natural gas, electric and hybrid powertrains and powertrain-related components including filtration, aftertreatment, turbochargers, fuel systems, valvetrain technologies, controls systems, air handling systems, automated transmissions, axles, drivelines, brakes, suspension systems, electric power generation systems, batteries, electrified power systems, hydrogen production technologies and fuel cell products. We sell our products to original equipment manufacturers (OEMs), distributors, dealers and other customers worldwide. We have long-standing relationships with many of the leading manufacturers in the markets we serve, including PACCAR Inc, Traton Group, Daimler Trucks North America and Stellantis N.V. We serve our customers through a service network of approximately 450 wholly-owned, joint venture and independent distributor locations and more than 19,000 Cummins certified dealer locations in approximately 190 countries and territories.

As previously announced, beginning in the first quarter of 2023, we realigned certain businesses and regions within our reportable segments to be consistent with how our segment managers monitor the performance of our segments. We reorganized the businesses within our Components segment to carve out the electronics business into the newly formed software and electronics business and combined the turbo technologies and fuel systems businesses into the newly formed engine components business. On May 26, 2023, with the Atmus Filtration Technologies Inc. (Atmus) initial public offering (IPO), we changed the name of our Components' filtration business to Atmus. Our Components segment now consists of the following businesses: axles and brakes, emission solutions, engine components, Atmus, automated transmissions and software and electronics. In the first quarter of 2023, as a result of the indefinite suspension of operations in Russia, we reorganized the regional management structure of our Distribution segment and moved all Commonwealth of Independent States (CIS) sales into the Europe and Africa and Middle East regions. The Russian portion of prior period CIS sales moved to the Europe region. In March 2023, we rebranded our New Power segment as "Accelera" to better represent our commitment to zero-emission technologies. In addition, we moved our NPROXX joint venture from the Accelera segment to the Engine segment, which adjusted both the equity, royalty and interest income (loss) from investees and segment EBITDA (defined as earnings or losses before interest expense, income taxes, depreciation, amortization and noncontrolling interests) line items for the prior years. We started to report results for the changes within our operating segments effective January 1, 2023, and reflected these changes in the historical periods presented. See NOTE 23, "FORMATION OF ATMUS AND IPO," to our *Consolidated Financial Statements* for additional information about the Atmus IPO.

Our reportable operating segments consist of Components, Engine, Distribution, Power Systems and Accelera. This reporting structure is organized according to the products and markets each segment serves. The Components segment sells axles, drivelines, brakes and suspension systems for commercial diesel and natural gas applications, aftertreatment systems, turbochargers, fuel systems, valvetrain technologies, filtration products, automated transmissions and electronics. The Engine segment produces engines (15 liters and smaller) and associated parts for sale to customers in on-highway and various off-highway markets. Our engines are used in trucks of all sizes, buses and recreational vehicles, as well as in various industrial applications, including construction, agriculture, power generation systems and other off-highway applications. The Distribution segment includes wholly-owned and partially-owned distributorships engaged in wholesaling engines, generator sets and service parts, as well as performing service and repair activities on our products and maintaining relationships with various OEMs throughout the world. The Power Systems segment is an integrated power provider, which designs, manufactures and sells engines (16 liters and larger) for industrial applications (including mining, oil and gas, marine and rail), standby and prime power generator sets, alternators and other power components. The Accelera segment designs, manufactures, sells and supports hydrogen production technologies as well as electrified power systems with innovative components and subsystems, including battery, fuel cell and electric powertrain technologies. The Accelera segment is currently in the early stages of commercializing these technologies with efforts primarily focused on the development of our electrolyzers for hydrogen production and electrified power systems and related components and subsystems. We continue to serve all our markets as they adopt electrification and alternative power technologies, meeting the needs of our OEM partners and end customers.

Our financial performance depends, in large part, on varying conditions in the markets we serve, particularly the on-highway, construction and general industrial markets. Demand in these markets tends to fluctuate in response to overall economic conditions. Our sales may also be impacted by OEM inventory levels, production schedules, stoppages and supply chain challenges. Economic downturns in markets we serve generally result in reduced sales of our products and can result in price reductions in certain products and/or markets. As a worldwide business, our operations are also affected by geopolitical risks, currency fluctuations, political and economic uncertainty, public health crises (epidemics or pandemics) and regulatory matters, including adoption and enforcement of environmental and emission standards, in the countries we serve. As part of our growth strategy, we invest in businesses in certain countries that carry higher levels of these risks such as China, Brazil, India, Mexico and countries in the Middle East and Africa. At the same time, our geographic diversity and broad product and service offerings have helped limit the impact from a drop in demand in any one industry, region, the economy of any single country or customer on our consolidated results.

**Agreement in Principle**

In December 2023, we announced that we reached an agreement in principle with the U.S. Environmental Protection Agency (EPA), the California Air Resources Board (CARB), the Environmental and Natural Resources Division of the U.S. Department of Justice (DOJ) and the California Attorney General's Office (CA AG) to resolve certain regulatory civil claims regarding our emissions certification and compliance process for certain engines primarily used in pick-up truck applications in the U.S. (collectively, the Agreement in Principle). As part of the Agreement in Principle, among other things, we agreed to pay civil penalties, complete recall requirements, undertake mitigation projects, provide extended warranties, undertake certain testing, take certain corporate compliance measures and make certain payments. Failure to comply with the terms and conditions of the Agreement in Principle will subject us to further stipulated penalties. We recorded a charge of $2.036 billion in the fourth quarter of 2023 to resolve the matters addressed by the Agreement in Principle involving approximately one million of our pick-up truck applications in the U.S. This charge was in addition to the previously announced charges of $59 million for the recalls of model years 2013 through 2018 RAM 2500 and 3500 trucks and model years 2016 through 2019 Titan trucks. Of this amount, $1.938 billion relates to payments that are expected to be made in 2024. See NOTE 2, "AGREEMENT IN PRINCIPLE," to our *Consolidated Financial Statements* for additional information.

**2023 Results**

A summary of our results is as follows:

| | Years ended December 31, | | |
| --- | --- | --- | --- |
| In millions, except per share amounts | 2023 | 2022 | 2021 |
| Net sales | $ 34,065 | $ 28,074 | $ 24,021 |
| Net income attributable to Cummins Inc. | 735 | 2,151 | 2,131 |
| Earnings per common share attributable to Cummins Inc. | | | |
| Basic | $ 5.19 | $ 15.20 | $ 14.74 |
| Diluted | 5.15 | 15.12 | 14.61 |

Worldwide revenues improved 21 percent in 2023 compared to 2022, due to increased axles and brakes sales in the Components segment of $2.9 billion from the Meritor acquisition on August 3, 2022, and higher demand in all operating segments and most geographic regions, partially offset by the decrease in Russian sales due to the indefinite suspension of our Russian operations in March 2022. Net sales in the U.S. and Canada improved by 22 percent primarily due to incremental sales of axles and brakes,

increased demand in all Distribution product lines and stronger demand in heavy-duty and medium-duty truck markets, which positively impacted most Components businesses. International demand (excludes the U.S. and Canada) improved by 20 percent, with higher sales in most geographic regions, partially offset by a decrease in Russian sales due to the indefinite suspension of our operations in March 2022. The increase in international sales was principally due to incremental sales of axles and brakes in Western Europe, Latin America, Asia Pacific and India and higher demand for power generation equipment. Unfavorable foreign currency fluctuations impacted international sales by 1 percent (mainly the Chinese renminbi and Indian rupee, partially offset by the Euro).

The following table contains sales and EBITDA by operating segment for the years ended December 31, 2023, and 2022. See NOTE 25, "OPERATING SEGMENTS," to the *Consolidated Financial Statements* for additional information and a reconciliation of our segment information to the corresponding amounts in our *Consolidated Statements of Net Income*.

| | | Operating Segments | | | | | | | |
| | 2023 | | | 2022 | | | Percent change 2023 vs. 2022 | | |
| In millions | Sales | Percent of Total | EBITDA | Sales | Percent of Total | EBITDA | Sales | EBITDA |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| Components | $ 13,409 | 39 % | $ 1,840 | $ 9,736 | 34 % | $ 1,346 | 38 % | 37 % |
| Engine | 11,684 | 34 % | 1,630 | 10,945 | 39 % | 1,535 | 7 % | 6 % |
| Distribution | 10,249 | 30 % | 1,209 | 8,929 | 32 % | 888 | 15 % | 36 % |
| Power Systems | 5,673 | 17 % | 836 | 5,033 | 18 % | 596 | 13 % | 40 % |
| Accelera | 354 | 1 % | (443) | 198 | 1 % | (334) | 79 % | (33)% |
| Intersegment eliminations | (7,304) | (21)% | (2,055) | (6,767) | (24)% | (232) | 8 % | NM |
| Total | $ 34,065 | 100 % | $ 3,017 [1] | $ 28,074 | 100 % | $ 3,799 [2] | 21 % | (21)% |

[1] EBITDA includes $2.0 billion related to the Agreement in Principle and $100 million of costs associated with the IPO and separation of Atmus. See NOTE 2, "AGREEMENT IN PRINCIPLE," to our *Consolidated Financial Statements* for additional information.

[2] EBITDA includes $111 million of costs associated with the indefinite suspension of our Russian operations, $83 million of costs related to the acquisition and integration of Meritor and $81 million of costs associated with the planned separation of Atmus. See NOTE 22, "RUSSIAN OPERATIONS," to our *Consolidated Financial Statements* for additional information.

Net income attributable to Cummins Inc. for 2023 was $735 million, or $5.15 per diluted share, on sales of $34.1 billion, compared to 2022 net income attributable to Cummins Inc. of $2.2 billion, or $15.12 per diluted share, on sales of $28.1 billion. The decreases in net income attributable to Cummins Inc. and earnings per diluted share were driven by the $2.0 billion charge related to the Agreement in Principle and increased compensation expenses, partially offset by higher net sales and improved gross margins. The increase in gross margin was mainly due to favorable pricing and higher volumes (including sales of axles and brakes from the Meritor acquisition), partially offset by higher compensation expenses.

We generated $4.0 billion of operating cash flows in 2023, compared to $2.0 billion in 2022. See the section titled "*Cash Flows*" in the "LIQUIDITY AND CAPITAL RESOURCES" section for a discussion of items impacting cash flows.

Our debt to capital ratio (total capital defined as debt plus equity) at December 31, 2023, was 40.3 percent, compared to 44.1 percent at December 31, 2022. The decrease was primarily due to lower debt. At December 31, 2023, we had $2.7 billion in cash and marketable securities on hand and access to our $4.0 billion credit facilities (net of commercial paper outstanding), if necessary, to meet acquisition, working capital, investment and funding needs.

On October 2, 2023, we repaid our $500 million senior notes, due 2023, using a combination of cash on hand and additional commercial paper borrowings.

On October 2, 2023, we purchased all of the equity ownership of Faurecia's U.S. and Europe commercial vehicle exhaust business from the Forvia Group for $210 million, subject to final working capital and other adjustments. See NOTE 24, "ACQUISITIONS," to the *Consolidated Financial Statements* for additional information.

In July 2023, the Board authorized an increase to our quarterly dividend of approximately 7 percent from $1.57 per share to $1.68 per share.

On June 29, 2023, a share purchase agreement was executed with the minority shareholders of Hydrogenics Corporation (Hydrogenics) whereby we agreed to pay the minority shareholders $335 million for their 19 percent ownership, including the settlement of shareholder loans of $48 million. As part of the share purchase agreement, Hydrogenics entered into three non-interest-bearing promissory notes with $175 million paid on July 31, 2023, and the remaining $160 million due in three installments through 2025. See NOTE 24, "ACQUISITIONS," to the *Consolidated Financial Statements* for additional information.

On June 5, 2023, we entered into an amended and restated 364-day credit agreement that allows us to borrow up to $2.0 billion of unsecured funds at any time prior to June 3, 2024. This credit agreement amended and restated the prior $1.5 billion 364-day credit facility that was scheduled to mature on August 16, 2023. In connection with the 364-day credit agreement, effective June 5, 2023, we terminated our $500 million incremental 364-day credit agreement dated August 17, 2022.

On May 23, 2023, in connection with the Atmus IPO, Cummins issued approximately $350 million of commercial paper with certain lenders. On May 26, 2023, Atmus shares began trading on the New York Stock Exchange under the symbol "ATMU." The IPO was completed on May 30, 2023, whereby Cummins exchanged 19.5 percent (approximately 16 million shares) of its ownership in Atmus, at $19.50 per share, to retire $299 million of the commercial paper as proceeds from the offering through a non-cash transaction. As we still own 80.5 percent of Atmus shares, it remains included in our *Consolidated Financial Statements*. See NOTE 23, "FORMATION OF ATMUS AND IPO," to the *Consolidated Financial Statements* for additional information.

On April 3, 2023, we purchased all of the equity ownership interest of Teksid Hierro de Mexico, S.A. de C.V. (Teksid MX) and Teksid, Inc. from Stellantis N.V. for approximately $143 million, subject to certain adjustments set forth in the agreement. See NOTE 24, "ACQUISITIONS," to the *Consolidated Financial Statements* for additional information.

In 2023, the investment gain on our U.S. pension trusts was 6.81 percent, while our U.K. pension trusts' loss was 4.37 percent. Our global pension plans, including our unfunded and non-qualified plans, were 113 percent funded at December 31, 2023. Our U.S. defined benefit plans (qualified and non-qualified), which represented approximately 69 percent of the worldwide pension obligation, were 113 percent funded, and our U.K. defined benefit plans were 113 percent funded at December 31, 2023. We expect to contribute approximately $67 million in cash to our global pension plans in 2024. In addition, we expect our 2024 net periodic pension cost to approximate $33 million. See application of critical accounting estimates within MD&A and NOTE 11, "PENSIONS AND OTHER POSTRETIREMENT BENEFITS," to the *Consolidated Financial Statements*, for additional information concerning our pension and other postretirement benefit plans.

As of the date of this filing, our credit ratings from Moody's Investor Services, Inc. remain unchanged and the outlook remains stable, while Standard and Poor's Rating Services downgraded our long-term rating to A while our short-term rate remained at A1 and our outlook remained stable**.**

## RESULTS OF OPERATIONS

| In millions (except per share amounts) | Years ended December 31, | | | Favorable/(Unfavorable) | | | |
| | | | | 2023 vs. 2022 | | 2022 vs. 2021 | |
| | 2023 | 2022 | 2021 | Amount | Percent | Amount | Percent |
|---|---|---|---|---|---|---|---|
| NET SALES | $ 34,065 | $ 28,074 | $ 24,021 | $ 5,991 | 21 % | $ 4,053 | 17 % |
| Cost of sales | 25,816 | 21,355 | 18,326 | (4,461) | (21)% | (3,029) | (17)% |
| GROSS MARGIN | 8,249 | 6,719 | 5,695 | 1,530 | 23 % | 1,024 | 18 % |
| OPERATING EXPENSES AND INCOME | | | | | | | |
| Selling, general and administrative expenses | 3,333 | 2,687 | 2,374 | (646) | (24)% | (313) | (13)% |
| Research, development and engineering expenses | 1,500 | 1,278 | 1,090 | (222) | (17)% | (188) | (17)% |
| Equity, royalty and interest income from investees | 483 | 349 | 506 | 134 | 38 % | (157) | (31)% |
| Other operating expense, net | 2,138 | 174 | 31 | (1,964) | NM | (143) | NM |
| OPERATING INCOME | 1,761 | 2,929 | 2,706 | (1,168) | (40)% | 223 | 8 % |
| Interest expense | 375 | 199 | 111 | (176) | (88)% | (88) | (79)% |
| Other income, net | 240 | 89 | 156 | 151 | NM | (67) | (43)% |
| INCOME BEFORE INCOME TAXES | 1,626 | 2,819 | 2,751 | (1,193) | (42)% | 68 | 2 % |
| Income tax expense | 786 | 636 | 587 | (150) | (24)% | (49) | (8)% |
| CONSOLIDATED NET INCOME | 840 | 2,183 | 2,164 | (1,343) | (62)% | 19 | 1 % |
| Less: Net income attributable to noncontrolling interests | 105 | 32 | 33 | (73) | NM | 1 | 3 % |
| NET INCOME ATTRIBUTABLE TO CUMMINS INC. | $ 735 | $ 2,151 | $ 2,131 | $ (1,416) | (66)% | $ 20 | 1 % |
| Diluted earnings per common share attributable to Cummins Inc. | $ 5.15 | $ 15.12 | $ 14.61 | $ (9.97) | (66)% | $ 0.51 | 3 % |

"NM" - not meaningful information

| Percent of sales | 2023 | 2022 | 2021 | Favorable/(Unfavorable) Percentage Points | |
| | | | | 2023 vs. 2022 | 2022 vs. 2021 |
|---|---|---|---|---|---|
| Gross margin | 24.2 % | 23.9 % | 23.7 % | 0.3 | 0.2 |
| Selling, general and administrative expenses | 9.8 % | 9.6 % | 9.9 % | (0.2) | 0.3 |
| Research, development and engineering expenses | 4.4 % | 4.6 % | 4.5 % | 0.2 | (0.1) |

## 2023 vs. 2022

### Net Sales

Net sales increased $6.0 billion, primarily driven by the following:

- Components segment sales increased 38 percent largely due to axles and brakes sales from the Meritor acquisition.

- Distribution segment sales increased 15 percent due to higher demand across all product lines, especially in North America.

- Engine segment sales increased 7 percent principally due to stronger heavy-duty and medium-duty truck demand in North America.

- Power Systems segment sales increased 13 percent primarily due to higher demand in power generation markets.

These increases were partially offset by unfavorable foreign currency fluctuations of 1 percent of total sales, primarily in the Chinese renminbi and Indian rupee, partially offset by the Euro.

Sales to international markets (excluding the U.S. and Canada), based on location of customers, were 39 percent of total net sales in 2023, compared with 40 percent of total net sales in 2022. A more detailed discussion of sales by segment is presented in the "OPERATING SEGMENT RESULTS" section.

### Cost of Sales

The types of expenses included in cost of sales are the following: parts and material consumption, including direct and indirect materials; compensation and related expenses including variable compensation, salaries and fringe benefits; depreciation on

production equipment and facilities and amortization of technology intangibles; estimated costs of warranty programs and campaigns; production utilities; production-related purchasing; warehousing, including receiving and inspection; freight costs; engineering support costs; repairs and maintenance; production and warehousing facility property insurance; rent for production facilities; charges for the write-downs of inventories in Russia and other production overhead.

## Gross Margin

Gross margin increased $1.5 billion and increased 0.3 points as a percentage of sales. The increase in gross margin and gross margin as a percentage of sales was mainly due to favorable pricing and higher volumes (including sales of axles and brakes from the Meritor acquisition), partially offset by higher compensation expenses. The provision for base warranties issued as a percentage of sales was 1.8 percent in 2023 and 1.8 percent in 2022.

## Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $646 million, primarily due to higher compensation expenses and higher consulting expenses. Compensation and related expenses include variable compensation, salaries and fringe benefits. Overall, selling, general and administrative expenses, as a percentage of sales, increased to 9.8 percent in 2023 from 9.6 percent in 2022, as selling, general and administrative expenses increased at a faster rate than net sales.

## Research, Development and Engineering Expenses

Research, development and engineering expenses increased $222 million, principally due to higher compensation costs. Compensation and related expenses include variable compensation, salaries and fringe benefits. Overall, research, development and engineering expenses, as a percentage of sales, decreased to 4.4 percent in 2023 from 4.6 percent in 2022, as research, development and engineering expenses increased at a slower rate than net sales.

Research activities continue to focus on development of new products and improvements of current technologies to meet future emission standards around the world, improvements in fuel economy performance of diesel and natural gas-powered engines and related components, as well as development activities around hydrogen engine solutions, battery electric, fuel cell electric and hydrogen production technologies.

## Equity, Royalty and Interest Income From Investees

Equity, royalty and interest income from investees increased $134 million, mainly due to the absence of the $28 million impairment of our Russian joint venture with KAMAZ, higher earnings at Dongfeng Cummins Engine Co., Ltd., Komatsu Cummins Chile, Ltda. and Beijing Foton Cummins Engine Co., Ltd., higher royalty and interest income from investees and increased joint venture earnings from the Meritor acquisition. See NOTE 4, "INVESTMENTS IN EQUITY INVESTEES," and NOTE 22, "RUSSIAN OPERATIONS," to our *Consolidated Financial Statements* for additional information.

## Other Operating Expense, Net

Other operating (expense) income, net was as follows:

| In millions | Years ended December 31, | |
| --- | --- | --- |
| | 2023 | 2022 |
| Agreement in Principle [1] | $ (2,036) | $ — |
| Amortization of intangible assets | (133) | (70) |
| Loss on write-off of assets | (9) | (7) |
| Russian suspension costs [2] | — | (63) |
| Asset impairments and other charges | — | (36) |
| Royalty income, net | 29 | 7 |
| Other, net | 11 | (5) |
| Total other operating expense, net | $ (2,138) | $ (174) |

[1] See NOTE 2, "AGREEMENT IN PRINCIPLE," to our *Consolidated Financial Statements* for additional information.

[2] See NOTE 22, "RUSSIAN OPERATIONS," to our *Consolidated Financial Statements* for additional information.

## Interest Expense

Interest expense increased $176 million, primarily due to higher weighted-average term loan borrowings and increased interest rates.

**Other Income, Net**

Other income (expense), net was as follows:

| In millions | Years ended December 31, | |
| --- | --- | --- |
| | 2023 | 2022 |
| Non-service pension and OPEB income | $ 125 | $ 140 |
| Interest income | 95 | 49 |
| Gain (loss) on corporate owned life insurance | 26 | (102) |
| Gain (loss) on marketable securities, net | 15 | (7) |
| Foreign currency loss, net | (30) | (8) |
| Other, net | 9 | 17 |
| Total other income, net | $ 240 | $ 89 |

**Income Tax Expense**

Our effective tax rate for 2023 was 48.3 percent compared to 22.6 percent for 2022.

The year ended December 31, 2023, contained unfavorable net discrete items of $397 million, primarily due to $398 million in the fourth quarter related to the $2.0 billion charge from the Agreement in Principle, $22 million of unfavorable adjustments for uncertain tax positions and $3 million of net unfavorable other discrete tax items, partially offset by $21 million of favorable return to provision adjustments and $5 million of favorable share-based compensation tax benefit.

The year ended December 31, 2022, contained discrete tax items that netted to zero, primarily due to $31 million of favorable changes in accrued withholding taxes, $29 million of favorable changes in tax reserves, $15 million of favorable valuation allowance adjustments and $9 million of favorable other net discrete items, offset by $69 million of unfavorable tax costs associated with internal restructuring ahead of the planned separation of Atmus and $15 million of unfavorable return to provision adjustments related to the 2021 filed tax returns.

The change in effective tax rate for the year ended December 31, 2023, versus year ended December 31, 2022, was primarily due to the Agreement in Principle, of which $1.732 billion (primarily related to penalties) was non-deductible for tax purposes, jurisdictional mix of pre-tax income and actual and planned repatriations of earnings back to the U.S. See NOTE 2, "AGREEMENT IN PRINCIPLE," to our *Consolidated Financial Statements* for additional information.

Our effective tax rate for 2024 is expected to approximate 24.0 percent, excluding any discrete tax items that may arise.

**Net Income Attributable to Noncontrolling Interests**

Noncontrolling interests eliminate the income or loss attributable to non-Cummins ownership interests in our consolidated entities. Noncontrolling interests in income of consolidated subsidiaries increased $73 million principally due to higher earnings at Cummins India Limited and Eaton Cummins Joint Venture, as well as earnings attributable to the divested, noncontrolling interest in Atmus.

**2022 vs. 2021**

For prior year results of operations comparisons to 2021 see the Results of Operations section of our 2022 Form 10-K.

**Comprehensive Income - Foreign Currency Translation Adjustment**

The foreign currency translation adjustment was a net gain of $92 million and net loss of $384 million for the years ended December 31, 2023 and 2022, respectively. The details were as follows:

| | Years ended December 31, | | | | |
| | 2023 | | 2022 | | |
| In millions | Translation adjustment | Primary currency driver vs. U.S. dollar | Translation adjustment | Primary currency driver vs. U.S. dollar | |
| --- | --- | --- | --- | --- | --- |
| Wholly-owned subsidiaries | $ 118 | British pound and Brazilian real, partially offset by Chinese renminbi | $ (250) | Chinese renminbi and Indian rupee | |
| Equity method investments | (23) | Chinese renminbi, partially offset by Brazilian real | (94) | Chinese renminbi | |
| Consolidated subsidiaries with a noncontrolling interest | (3) | Chinese renminbi | (40) | Indian rupee | |
| Total | $ 92 | | $ (384) | | |

**2022 vs. 2021**

For prior year foreign currency translation adjustment comparisons to 2021 see the Results of Operations section of our 2022 Form 10-K.

**OPERATING SEGMENT RESULTS**

As previously announced, beginning in the first quarter of 2023, we realigned certain businesses and regions within our reportable segments to be consistent with how our segment managers monitor the performance of our segments. We reorganized the businesses within our Components segment to carve out the electronics business into the newly formed software and electronics business and combined the turbo technologies and fuel systems businesses into the newly formed engine components business. On May 26, 2023, with the IPO, we changed the name of our Components' filtration business to Atmus. Our Components segment now consists of the following businesses: axles and brakes, emission solutions, engine components, Atmus, automated transmissions and software and electronics. In the first quarter of 2023, as a result of the indefinite suspension of operations in Russia, we reorganized the regional management structure of our Distribution segment and moved all Commonwealth of Independent States (CIS) sales into the Europe and Africa and Middle East regions. The Russian portion of prior period CIS sales moved to the Europe region. In March 2023, we rebranded our New Power segment as "Accelera" to better represent our commitment to zero-emission technologies. In addition, we moved our NPROXX joint venture from the Accelera segment to the Engine segment, which adjusted both the equity, royalty and interest income from investees and segment EBITDA line items for the current and prior year. We started to report results for the changes within our operating segments effective January 1, 2023, and reflected these changes in the historical periods presented. See NOTE 23, "FORMATION OF ATMUS AND IPO," to our *Consolidated Financial Statements* for additional information about the Atmus IPO.

Our reportable operating segments consist of the Components, Engine, Distribution, Power Systems and Accelera segments. This reporting structure is organized according to the products and markets each segment serves. We use segment EBITDA as the basis for the Chief Operating Decision Maker to evaluate the performance of each of our reportable operating segments. We believe EBITDA is a useful measure of our operating performance as it assists investors and debt holders in comparing our performance on a consistent basis without regard to financing methods, capital structure, income taxes or depreciation and amortization methods, which can vary significantly depending upon many factors. Segment amounts exclude certain expenses not specifically identifiable to segments. See NOTE 25, "OPERATING SEGMENTS," to the *Consolidated Financial Statements* for additional information and a reconciliation of our segment information to the corresponding amounts in our *Consolidated Statements of Net Income*.

Following is a discussion of results for each of our operating segments.

For all prior year segment results comparisons to 2021 see the Results of Operations section of our 2022 Form 10-K.

**Components Segment Results**

Financial data for the Components segment was as follows:

| | Years ended December 31, | | | Favorable/(Unfavorable) | | | |
|---|---|---|---|---|---|---|---|
| | | | | 2023 vs. 2022 | | 2022 vs. 2021 | |
| **In millions** | **2023** | **2022** | **2021** | **Amount** | **Percent** | **Amount** | **Percent** |
| External sales | **$ 11,531** | $ 7,847 | $ 5,932 | $ 3,684 | 47 % | $ 1,915 | 32 % |
| Intersegment sales | **1,878** | 1,889 | 1,733 | (11) | (1)% | 156 | 9 % |
| Total sales | **13,409** | 9,736 | 7,665 | 3,673 | 38 % | 2,071 | 27 % |
| Research, development and engineering expenses | **387** | 309 | 307 | (78) | (25)% | (2) | (1)% |
| Equity, royalty and interest income from investees | **97** | 71 | 50 | 26 | 37 % | 21 | 42 % |
| Interest income | **31** | 12 | 5 | 19 | NM | 7 | NM |
| Russian suspension costs [1] | **—** | 5 | — | 5 | 100 % | (5) | NM |
| Segment EBITDA | **1,840** [2] | 1,346 [3] | 1,180 | 494 | 37 % | 166 | 14 % |
| | | | | Percentage Points | | Percentage Points | |
| Segment EBITDA as a percentage of total sales | **13.7 %** | 13.8 % | 15.4 % | (0.1) | | (1.6) | |

"NM" - not meaningful information

[1] See NOTE 22, "RUSSIAN OPERATIONS," to our *Consolidated Financial Statements* for additional information.

[2] Includes costs associated with the IPO and separation of Atmus of $78 million.

[3] Includes $83 million of costs related to the acquisition and integration of Meritor and $28 million of costs associated with the separation of Atmus.

As noted above, the descriptions of the two new businesses are as follows:

- **Engine components -** We design, manufacture and market turbocharger, fuel system and valvetrain technologies for light-duty, mid-range, heavy-duty and high-horsepower markets across North America, China, Europe and India.
- **Software and electronics -** We develop, supply and remanufacture control units, specialty sensors, power electronics, actuators and software for on-highway, off-highway and power generation applications. We primarily serve markets in the Americas, China, India and Europe.

Sales for our Components segment by business, including adjusted prior year balances for the changes noted above, were as follows:

| | Years ended December 31, | | | Favorable/(Unfavorable) | | | |
|---|---|---|---|---|---|---|---|
| | | | | 2023 vs. 2022 | | 2022 vs. 2021 | |
| **In millions** | **2023** | **2022** | **2021** | **Amount** | **Percent** | **Amount** | **Percent** |
| Axles and brakes | **$ 4,822** | $ 1,879 | $ — | $ 2,943 | NM | $ 1,879 | NM |
| Emission solutions | **3,835** | 3,494 | 3,499 | 341 | 10 % | (5) | — % |
| Engine components | **2,189** | 2,007 | 2,009 | 182 | 9 % | (2) | — % |
| Atmus | **1,629** | 1,557 | 1,438 | 72 | 5 % | 119 | 8 % |
| Automated transmissions | **714** | 593 | 478 | 121 | 20 % | 115 | 24 % |
| Software and electronics | **220** | 206 | 241 | 14 | 7 % | (35) | (15)% |
| Total sales | **$ 13,409** | $ 9,736 | $ 7,665 | $ 3,673 | 38 % | $ 2,071 | 27 % |

"NM" - not meaningful information

***2023 vs. 2022***

***Sales***

Components segment sales increased $3.7 billion across all businesses. The following were the primary drivers by business:

- Axles and brakes sales increased $2.9 billion mainly due to the Meritor acquisition on August 3, 2022.
- Emission solutions sales increased $341 million principally due to stronger demand in North America and China.

- Engine components sales increased $182 million primarily due to higher demand in China.

*Segment EBITDA*

Components segment EBITDA increased $494 million, mainly due to higher volumes (including sales of axles and brakes from the Meritor acquisition), favorable pricing, the absence of the Meritor acquisition and integration costs and lower freight costs, partially offset by higher compensation expenses.

**Engine Segment Results**

Financial data for the Engine segment was as follows:

| | | | | Favorable/(Unfavorable) | | | |
| | Years ended December 31, | | | 2023 vs. 2022 | | 2022 vs. 2021 | |
| In millions | 2023 | 2022 | 2021 | Amount | Percent | Amount | Percent |
|---|---|---|---|---|---|---|---|
| External sales | $ 8,874 | $ 8,199 | $ 7,589 | $ 675 | 8 % | $ 610 | 8 % |
| Intersegment sales | 2,810 | 2,746 | 2,365 | 64 | 2 % | 381 | 16 % |
| Total sales | 11,684 | 10,945 | 9,954 | 739 | 7 % | 991 | 10 % |
| Research, development and engineering expenses | 614 | 506 | 399 | (108) | (21)% | (107) | (27)% |
| Equity, royalty and interest income from investees | 251 | 160 [1] | 335 | 91 | 57 % | (175) | (52)% |
| Interest income | 19 | 14 | 8 | 5 | 36 % | 6 | 75 % |
| Russian suspension costs [2] | — | 33 [3] | — | 33 | 100 % | (33) | NM |
| Segment EBITDA | 1,630 | 1,535 | 1,406 | 95 | 6 % | 129 | 9 % |
| | | | | Percentage Points | | Percentage Points | |
| Segment EBITDA as a percentage of total sales | 14.0 % | 14.0 % | 14.1 % | — | | (0.1) | |

"NM" - not meaningful information

[1] Includes a $28 million impairment of our joint venture with KAMAZ and $3 million of royalty charges as part of our costs associated with the indefinite suspension of our Russian operations. See NOTE 22, "RUSSIAN OPERATIONS," to our *Consolidated Financial Statements* for additional information.

[2] See NOTE 22, "RUSSIAN OPERATIONS," to our *Consolidated Financial Statements* for additional information.

[3] Includes $31 million of Russian suspension costs reflected in the equity, royalty and interest income from investees line above.

Sales for our Engine segment by market were as follows:

| | | | | Favorable/(Unfavorable) | | | |
| | Years ended December 31, | | | 2023 vs. 2022 | | 2022 vs. 2021 | |
| In millions | 2023 | 2022 | 2021 | Amount | Percent | Amount | Percent |
|---|---|---|---|---|---|---|---|
| Heavy-duty truck | $ 4,399 | $ 3,847 | $ 3,328 | $ 552 | 14 % | $ 519 | 16 % |
| Medium-duty truck and bus | 3,670 | 3,460 | 2,777 | 210 | 6 % | 683 | 25 % |
| Light-duty automotive | 1,762 | 1,738 | 1,912 | 24 | 1 % | (174) | (9)% |
| Total on-highway | 9,831 | 9,045 | 8,017 | 786 | 9 % | 1,028 | 13 % |
| Off-highway | 1,853 | 1,900 | 1,937 | (47) | (2)% | (37) | (2)% |
| Total sales | $ 11,684 | $ 10,945 | $ 9,954 | $ 739 | 7 % | $ 991 | 10 % |
| | | | | Percentage Points | | Percentage Points | |
| On-highway sales as percentage of total sales | 84 % | 83 % | 81 % | 1 | | 2 | |

Unit shipments by engine classification (including unit shipments to Power Systems and off-highway engine units included in their respective classification) were as follows:

| | Years ended December 31, | | | Favorable/(Unfavorable) | | | |
| | | | | 2023 vs. 2022 | | 2022 vs. 2021 | |
| | 2023 | 2022 | 2021 | Amount | Percent | Amount | Percent |
|---|---|---|---|---|---|---|---|
| Heavy-duty | **141,900** | 120,700 | 117,600 | 21,200 | 18 % | 3,100 | 3 % |
| Medium-duty | **294,100** | 283,600 | 273,800 | 10,500 | 4 % | 9,800 | 4 % |
| Light-duty | **211,500** | 227,600 | 273,300 | (16,100) | (7)% | (45,700) | (17)% |
| Total unit shipments | **647,500** | 631,900 | 664,700 | 15,600 | 2 % | (32,800) | (5)% |

## *2023 vs. 2022*

### *Sales*

Engine segment sales increased $739 million across most markets. The following were the primary drivers by market:

- Heavy-duty truck sales increased $552 million principally due to higher demand, especially in North America (with shipments up 12 percent) and China.

- Medium-duty truck and bus sales increased $210 million mainly due to higher demand, especially in North America with medium-duty truck engine shipments up 11 percent.

The increases were partially offset by decreased off-highway sales of $47 million primarily due to lower demand in global agriculture markets.

### *Segment EBITDA*

Engine segment EBITDA increased $95 million, primarily due to favorable pricing, partially offset by higher compensation expenses and unfavorable mix.

### Distribution Segment Results

Financial data for the Distribution segment was as follows:

| | Years ended December 31, | | | Favorable/(Unfavorable) | | | |
| | | | | 2023 vs. 2022 | | 2022 vs. 2021 | |
| In millions | 2023 | 2022 | 2021 | Amount | Percent | Amount | Percent |
|---|---|---|---|---|---|---|---|
| External sales | **$ 10,199** | $ 8,901 | $ 7,742 | $ 1,298 | 15 % | $ 1,159 | 15 % |
| Intersegment sales | **50** | 28 | 30 | 22 | 79 % | (2) | (7)% |
| Total sales | **10,249** | 8,929 | 7,772 | 1,320 | 15 % | 1,157 | 15 % |
| Research, development and engineering expenses | **57** | 52 | 48 | (5) | (10)% | (4) | (8)% |
| Equity, royalty and interest income from investees | **97** | 77 | 63 | 20 | 26 % | 14 | 22 % |
| Interest income | **34** | 16 | 7 | 18 | NM | 9 | NM |
| Russian suspension costs [1] | **—** | 54 | — | 54 | 100 % | (54) | NM |
| Segment EBITDA | **1,209** | 888 | 731 | 321 | 36 % | 157 | 21 % |
| | | | | **Percentage Points** | | **Percentage Points** | |
| Segment EBITDA as a percentage of total sales | **11.8 %** | 9.9 % | 9.4 % | 1.9 | | 0.5 | |

"NM" - not meaningful information

[1] See NOTE 22, "RUSSIAN OPERATIONS," to our *Consolidated Financial Statements* for additional information.

Sales for our Distribution segment by region, including adjusted prior year balances for the changes noted above, were as follows:

| | Years ended December 31, | | | Favorable/(Unfavorable) | | | |
|---|---|---|---|---|---|---|---|
| | | | | 2023 vs. 2022 | | 2022 vs. 2021 | |
| In millions | 2023 | 2022 | 2021 | Amount | Percent | Amount | Percent |
| North America | **$ 7,081** | $ 5,948 | $ 4,912 | $ 1,133 | 19 % | $ 1,036 | 21 % |
| Asia Pacific | **1,096** | 1,016 | 906 | 80 | 8 % | 110 | 12 % |
| Europe | **853** | 929 | 966 | (76) | (8)% | (37) | (4)% |
| China | **430** | 355 | 330 | 75 | 21 % | 25 | 8 % |
| Africa and Middle East | **294** | 251 | 278 | 43 | 17 % | (27) | (10)% |
| India | **270** | 220 | 198 | 50 | 23 % | 22 | 11 % |
| Latin America | **225** | 210 | 182 | 15 | 7 % | 28 | 15 % |
| Total sales | **$ 10,249** | $ 8,929 | $ 7,772 | $ 1,320 | 15 % | $ 1,157 | 15 % |

Sales for our Distribution segment by product line were as follows:

| | Years ended December 31, | | | Favorable/(Unfavorable) | | | |
|---|---|---|---|---|---|---|---|
| | | | | 2023 vs. 2022 | | 2022 vs. 2021 | |
| In millions | 2023 | 2022 | 2021 | Amount | Percent | Amount | Percent |
| Parts | **$ 4,071** | $ 3,818 | $ 3,145 | $ 253 | 7 % | $ 673 | 21 % |
| Power generation | **2,509** | 1,774 | 1,762 | 735 | 41 % | 12 | 1 % |
| Engines | **1,997** | 1,776 | 1,499 | 221 | 12 % | 277 | 18 % |
| Service | **1,672** | 1,561 | 1,366 | 111 | 7 % | 195 | 14 % |
| Total sales | **$ 10,249** | $ 8,929 | $ 7,772 | $ 1,320 | 15 % | $ 1,157 | 15 % |

***2023 vs. 2022***

***Sales***

Distribution segment sales increased $1.3 billion. The primary driver was an increase in North American sales of $1.1 billion due to higher demand in all product lines, especially in power generation markets due to commercial and data center demand. The increase was partially offset by unfavorable foreign currency fluctuations, primarily the Australian dollar, Canadian dollar, Chinese renminbi and South African rand.

***Segment EBITDA***

Distribution segment EBITDA increased $321 million, primarily due to increased volumes and favorable mix, partially offset by higher compensation expenses.

**Power Systems Segment Results**

Financial data for the Power Systems segment was as follows:

| In millions | Years ended December 31, | | | Favorable/(Unfavorable) | | | |
| | | | | 2023 vs. 2022 | | 2022 vs. 2021 | |
| | 2023 | 2022 | 2021 | Amount | Percent | Amount | Percent |
|---|---|---|---|---|---|---|---|
| External sales | $ 3,125 | $ 2,951 | $ 2,650 | $ 174 | 6 % | $ 301 | 11 % |
| Intersegment sales | 2,548 | 2,082 | 1,765 | 466 | 22 % | 317 | 18 % |
| Total sales | 5,673 | 5,033 | 4,415 | 640 | 13 % | 618 | 14 % |
| Research, development and engineering expenses | 237 | 240 | 234 | 3 | 1 % | (6) | (3)% |
| Equity, royalty and interest income from investees | 53 | 43 | 56 | 10 | 23 % | (13) | (23)% |
| Interest income | 9 | 7 | 5 | 2 | 29 % | 2 | 40 % |
| Russian suspension costs [1] | — | 19 | — | 19 | 100 % | (19) | NM |
| Segment EBITDA | 836 | 596 | 496 | 240 | 40 % | 100 | 20 % |
| | | | | Percentage Points | | Percentage Points | |
| Segment EBITDA as a percentage of total sales | 14.7 % | 11.8 % | 11.2 % | 2.9 | | 0.6 | |

"NM" - not meaningful information

[1] See NOTE 22, "RUSSIAN OPERATIONS," to our *Consolidated Financial Statements* for additional information.

Sales for our Power Systems segment by product line were as follows:

| In millions | Years ended December 31, | | | Favorable/(Unfavorable) | | | |
| | | | | 2023 vs. 2022 | | 2022 vs. 2021 | |
| | 2023 | 2022 | 2021 | Amount | Percent | Amount | Percent |
|---|---|---|---|---|---|---|---|
| Power generation | $ 3,340 | $ 2,790 | $ 2,515 | $ 550 | 20 % | $ 275 | 11 % |
| Industrial | 1,854 | 1,772 | 1,534 | 82 | 5 % | 238 | 16 % |
| Generator technologies | 479 | 471 | 366 | 8 | 2 % | 105 | 29 % |
| Total sales | $ 5,673 | $ 5,033 | $ 4,415 | $ 640 | 13 % | $ 618 | 14 % |

*2023 vs. 2022*

*Sales*

Power Systems segment sales increased $640 million across all product lines. The following were the primary drivers by product line:

- Power generation sales increased $550 million mainly due to higher demand in North America, India, Asia Pacific and the Middle East.

- Industrial sales increased $82 million principally due to higher sales of whole goods, partially offset by lower parts sales, especially in global mining markets.

*Segment EBITDA*

Power Systems segment EBITDA increased $240 million, primarily due to favorable pricing and higher volumes, partially offset by higher compensation expenses.

**Accelera Segment Results**

Financial data for the Accelera segment was as follows:

| | | | | Favorable/ (Unfavorable) | | Favorable/ (Unfavorable) | |
|---|---|---|---|---|---|---|---|
| | Years ended December 31, | | | 2023 vs. 2022 | | 2022 vs. 2021 | |
| **In millions** | **2023** | **2022** | **2021** | **Amount** | **Percent** | **Amount** | **Percent** |
| External sales | **$ 336** | $ 176 | $ 108 | $ 160 | 91 % | $ 68 | 63 % |
| Intersegment sales | **18** | 22 | 8 | (4) | (18)% | 14 | NM |
| Total sales | **354** | 198 | 116 | 156 | 79 % | 82 | 71 % |
| Research, development and engineering expenses | **203** | 171 | 102 | (32) | (19)% | (69) | (68)% |
| Equity, royalty and interest (loss) income from investees | **(15)** | (2) | 2 | (13) | NM | (4) | NM |
| Interest income | **2** | — | — | 2 | NM | — | — % |
| Segment EBITDA | **(443)** | (334) | (218) | (109) | (33)% | (116) | (53)% |

"NM" - not meaningful information

Accelera segment sales increased 79 percent mainly due to incremental sales of central drive systems, e-axles and accessory systems since the acquisitions of Siemens' Commercial Vehicle Propulsion business and Meritor's electric powertrain business, as well as improved electrified components sales.

**2024 OUTLOOK**

Our outlook reflects the following positive trends and challenges to our business that could impact our revenue and earnings potential in 2024.

**Positive Trends**

- We expect demand for medium-duty trucks in North America to remain strong.

- We believe market demand for trucks in India will continue to be strong.

- We expect demand within our Power Systems business to remain strong, including the power generation, mining and marine markets.

- We anticipate demand in our aftermarket business will continue to be robust, driven primarily by strong demand in our Engine business and Power Systems business. We expect to be largely through the inventory management efforts and destocking that happened throughout the industry in the second half of 2023.

- We expect demand for trucks in China to remain stable or improve in 2024.

**Challenges**

- We expect demand for heavy-duty trucks in North America to weaken modestly, particularly in the second half of 2024.

- Continued increases in material and labor costs, as well as other inflationary pressures, could negatively impact earnings.

- The financial implications resulting from our Agreement in Principle will negatively impact our liquidity in 2024 and will result in incremental interest expense for debt utilized in funding the civil penalty.

- We expect the ongoing separation of Atmus, our filtration business, into a stand-alone company will continue to result in incremental expenses.

**LIQUIDITY AND CAPITAL RESOURCES**

**Key Working Capital and Balance Sheet Data**

We fund our working capital with cash from operations and short-term borrowings, including commercial paper, when necessary. Various assets and liabilities, including short-term debt, can fluctuate significantly from month to month depending on short-term liquidity needs. As a result, working capital is a prime focus of management's attention. Working capital and balance sheet measures are provided in the following table:

| Dollars in millions | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Working capital [1] | $ 2,295 | $ 3,030 |
| Current ratio | 1.18 | 1.27 |
| Accounts and notes receivable, net | $ 5,583 | $ 5,202 |
| Days' sales in receivables | 58 | 60 |
| Inventories | $ 5,677 | $ 5,603 |
| Inventory turnover | 4.5 | 4.2 |
| Accounts payable (principally trade) | $ 4,260 | $ 4,252 |
| Days' payable outstanding | 62 | 60 |
| Total debt | $ 6,696 | $ 7,855 |
| Total debt as a percent of total capital | 40.3 % | 44.1 % |

[1] Working capital includes cash and cash equivalents.

**Cash Flows**

Cash and cash equivalents were impacted as follows:

| In millions | Years ended December 31, 2023 | 2022 | 2021 | Change 2023 vs. 2022 | 2022 vs. 2021 |
|---|---|---|---|---|---|
| Net cash provided by operating activities | $ 3,966 | $ 1,962 | $ 2,256 | $ 2,004 | $ (294) |
| Net cash used in investing activities | (1,643) | (4,172) | (873) | 2,529 | (3,299) |
| Net cash (used in) provided by financing activities | (2,177) | 1,669 | (2,227) | (3,846) | 3,896 |
| Effect of exchange rate changes on cash and cash equivalents | (68) | 50 | 35 | (118) | 15 |
| Net increase (decrease) in cash and cash equivalents | $ 78 | $ (491) | $ (809) | $ 569 | $ 318 |

*2023 vs. 2022*

Net cash provided by operating activities increased $2.0 billion, primarily due to lower working capital requirements of $3.4 billion, partially offset by lower net income of $1.3 billion. The lower working capital requirements resulted in a cash inflow of $2.4 billion compared to a cash outflow of $1.0 billion in the comparable period in 2022, mainly due to increased accrued expenses (resulting from the Agreement in Principle and higher variable compensation accruals) and favorable changes in inventories and accounts receivable, partially offset by unfavorable changes in accounts payable.

Net cash used in investing activities decreased $2.5 billion, principally due to lower acquisition activity of $2.9 billion, partially offset by higher capital expenditures of $297 million.

Net cash used in financing activities increased $3.8 billion, primarily due to higher net payments of commercial paper of $3.0 billion and lower proceeds from borrowings of $1.2 billion, partially offset by lower payments on borrowings and finance lease obligations of $414 million and the absence of repurchases of common stock of $374 million.

The effect of exchange rate changes on cash and cash equivalents decreased $118 million, primarily due to unfavorable fluctuations in the British pound, partially offset by the Chinese renminbi.

*2022 vs. 2021*

For prior year liquidity comparisons see the Liquidity and Capital Resources section of our 2022 Form 10-K.

**Sources of Liquidity**

We generate significant ongoing operating cash flow. Cash provided by operations is our principal source of liquidity with $4.0 billion provided in 2023. At December 31, 2023, our sources of liquidity included:

| In millions | | Total | | U.S. | | International | Primary location of international balances |
|---|---|---|---|---|---|---|---|
| | | | **December 31, 2023** | | | | |
| Cash and cash equivalents | $ | 2,179 | $ | 971 | $ | 1,208 | Australia, Belgium, China, Singapore Canada, Mexico |
| Marketable securities [1] | | 562 | | 84 | | 478 | India |
| Total | $ | 2,741 | $ | 1,055 | $ | 1,686 | |
| Available credit capacity | | | | | | | |
| Revolving credit facilities [2] | $ | 2,504 | | | | | |
| Atmus revolving credit facility [3] | $ | 400 | | | | | |
| International and other uncommitted domestic credit facilities | $ | 393 | | | | | |

[1] The majority of marketable securities could be liquidated into cash within a few days.

[2] The five-year credit facility for $2.0 billion and the 364-day credit facility for $2.0 billion, maturing August 2026 and June 2024, respectively, are maintained primarily to provide backup liquidity for our commercial paper borrowings and general corporate purposes. At December 31, 2023, we had $1.496 billion of commercial paper outstanding, which effectively reduced our available capacity under our revolving credit facilities to $2.504 billion.

[3] In February 2023, Atmus entered into a $400 million revolving credit facility, and at December 31, 2023, they had no outstanding borrowings under this facility.

*Cash, Cash Equivalents and Marketable Securities*

A significant portion of our cash flows are generated outside the U.S. We manage our worldwide cash requirements considering available funds among the many subsidiaries through which we conduct our business and the cost effectiveness with which those funds can be accessed. As a result, we do not anticipate any local liquidity restrictions to preclude us from funding our operating needs with local resources.

If we distribute our foreign cash balances to the U.S. or to other foreign subsidiaries, we could be required to accrue and pay withholding taxes, for example, if we repatriated cash from certain foreign subsidiaries whose earnings we asserted are completely or partially permanently reinvested. Foreign earnings for which we assert permanent reinvestment outside the U.S. consist primarily of earnings of our China, India, Canada (including underlying subsidiaries) and Netherlands domiciled subsidiaries. At present, we do not foresee a need to repatriate any earnings for which we assert permanent reinvestment. However, to help fund cash needs of the U.S. or other international subsidiaries as they arise, we repatriate available cash from certain foreign subsidiaries whose earnings are not permanently reinvested when it is cost effective to do so.

*IPO of Atmus*

On May 23, 2023, in connection with the Atmus IPO, Cummins issued approximately $350 million of commercial paper with certain lenders. On May 26, 2023, Atmus shares began trading on the New York Stock Exchange under the symbol "ATMU." The IPO was completed on May 30, 2023, whereby Cummins exchanged 19.5 percent (approximately 16 million shares) of its ownership in Atmus, at $19.50 per share, to retire $299 million of the commercial paper as proceeds from the offering through a non-cash transaction. In exchange for the filtration business, Atmus also transferred to Cummins consideration of approximately $650 million. The commercial paper issued and retired through the IPO proceeds, coupled with the $650 million received, was used for the retirement of our historical debt and payment of dividends. See NOTE 23, "FORMATION OF ATMUS AND IPO," to the *Consolidated Financial Statements* for additional information.

*Debt Facilities and Other Sources of Liquidity*

On June 5, 2023, we entered into an amended and restated 364-day credit agreement that allows us to borrow up to $2.0 billion of unsecured funds at any time prior to June 3, 2024. This credit agreement amended and restated the prior $1.5 billion 364-day credit facility that was scheduled to mature on August 16, 2023. In connection with the 364-day credit agreement, effective June 5, 2023, we terminated our $500 million incremental 364-day credit agreement dated August 17, 2022.

Our committed credit facilities provide access up to $4.0 billion, including our $2.0 billion 364-day facility that expires June 3, 2024, and our $2.0 billion five-year facility that expires on August 18, 2026. These revolving credit facilities are maintained primarily to provide backup liquidity for our commercial paper borrowings and general corporate purposes. We intend to maintain credit facilities

at the current or higher aggregate amounts by renewing or replacing these facilities at or before expiration. The credit agreements include various financial covenants, including, among others, maintaining a net debt to capital ratio of no more than 0.65 to 1.0. At December 31, 2023, our net leverage ratio was 0.26 to 1.0. There were no outstanding borrowings under these facilities at December 31, 2023.

Our committed credit facilities provide access up to $4.0 billion of unsecured, short-term promissory notes (commercial paper) pursuant to the Board authorized commercial paper programs. These programs facilitate the private placement of unsecured short-term debt through third-party brokers. We intend to use the net proceeds from the commercial paper borrowings for acquisitions and general corporate purposes. The total combined borrowing capacity under the revolving credit facilities and commercial paper programs should not exceed $4.0 billion. At December 31, 2023, we had $1.5 billion of commercial paper outstanding, which effectively reduced our available capacity under our revolving credit facilities to $2.5 billion. See NOTE 13, "DEBT," to our *Consolidated Financial Statements* for additional information**.**

In September 2023, we entered into a series of interest rate swaps with a total notional value of $500 million in order to trade a portion of the floating rate into a fixed rate on our term loan, due in 2025. The maturity date of the interest rate swaps is August 1, 2025. We designated the swaps as cash flow hedges. The gains and losses on these derivative instruments are initially recorded in other comprehensive income and reclassified into earnings as interest expense in the *Consolidated Financial Statements* as each interest payment is accrued.

In 2021, we entered into a series of interest rate swaps to effectively convert our $500 million senior notes, due in 2025, from a fixed rate of 0.75 percent to a floating rate equal to the three-month LIBOR plus a spread. We also entered into a series of interest rate swaps to effectively convert $765 million of our $850 million senior notes, due in 2030, from a fixed rate of 1.50 percent to a floating rate equal to the three-month LIBOR plus a spread. The fallback protocol in our derivative agreements allowed for a transition from LIBOR to Secured Overnight Financing Rate (SOFR) in 2023. The swaps were designated, and are accounted for, as fair value hedges. In March 2023, we settled a portion of our 2021 interest rate swaps with a notional amount of $100 million. The $7 million loss on settlement will be amortized over the remaining term of the related debt.

In 2019, we entered into $350 million of interest rate lock agreements, and in 2020 we entered into an additional $150 million of lock agreements to reduce the variability of the cash flows of the interest payments on a total of $500 million of fixed rate debt originally forecast to be issued in 2023 to replace our senior notes at maturity. In 2022, we settled certain rate lock agreements with notional amounts totaling $150 million for $49 million in cash. In 2023, we settled all remaining rate lock agreements with notional amounts totaling $350 million for $101 million. The majority of the $150 million of gains on settlements will remain in other comprehensive income and will be amortized over the term of the debt anticipated to be issued in early 2024.

On February 15, 2023, certain of our subsidiaries entered into an amendment to the $1.0 billion credit agreement (Credit Agreement), consisting of a $400 million revolving credit facility and a $600 million term loan facility, in anticipation of the separation of our filtration business, extending the Credit Agreement termination date from March 30, 2023, to June 30, 2023. On May 26, 2023, Atmus drew down the entire $600 million term loan facility and borrowed $50 million under the revolving credit facility for use as partial consideration for the filtration business. Borrowings under the Credit Agreement mature in September 2027 (with quarterly payments on the term loan beginning in September 2024) and bear interest at varying rates, depending on the type of loan and, in some cases, the rates of designated benchmarks and the applicable borrower's election. Generally, U.S. dollar-denominated loans bear interest at adjusted-term SOFR (which includes a 0.10 percent credit spread adjustment to term SOFR) for the applicable interest period plus a rate ranging from 1.125 percent to 1.75 percent. The Credit Agreement contains customary events of default and financial and other covenants, including maintaining a net leverage ratio of 4.0 to 1.0 and a minimum interest coverage ratio of 3.0 to 1.0. At December 31, 2023, there were no outstanding borrowings under the revolving credit facility and $600 million outstanding under the term loan facility.

As a well-known seasoned issuer, we filed an automatic shelf registration for an undetermined amount of debt and equity securities with the SEC on February 8, 2022. Under this shelf registration we may offer, from time to time, debt securities, common stock, preferred and preference stock, depositary shares, warrants, stock purchase contracts and stock purchase units.

### *Supply Chain Financing*

We currently have supply chain financing programs with financial intermediaries, which provide certain vendors the option to be paid by financial intermediaries earlier than the due date on the applicable invoice. When a vendor utilizes the program and receives an early payment from a financial intermediary, they take a discount on the invoice. We then pay the financial intermediary the face amount of the invoice on the original due date, which generally have 60 to 90 day payment terms. The maximum amount that we could have outstanding under the program was $512 million at December 31, 2023. We do not reimburse vendors for any costs they incur for participation in the program, their participation is completely voluntary and there are no assets pledged as security or other forms of guarantees provided for the committed payment to the finance provider or intermediary. As a result, all amounts owed to the financial intermediaries are presented as accounts payable in our *Consolidated Balance Sheets*. Amounts due to the financial

intermediaries reflected in accounts payable at December 31, 2023, were $199 million. See NOTE 1, "SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES" *to our Consolidated Financial Statements* for additional information.

**Uses of Cash**

*Agreement in Principle*

In December 2023, we announced that we reached the Agreement in Principle with the EPA, CARB, DOJ and CA AG to resolve certain regulatory civil claims regarding our emissions certification and compliance process for certain engines primarily used in pick-up truck applications in the U.S. As part of the Agreement in Principle, among other things, we agreed to pay civil penalties, complete recall requirements, undertake mitigation projects, provide extended warranties, undertake certain testing, take certain corporate compliance measures and make certain payments. Failure to comply with the terms and conditions of the Agreement in Principle will subject us to further stipulated penalties. We recorded a charge of $2.036 billion in the fourth quarter of 2023 to resolve the matters addressed by the Agreement in Principle involving approximately one million of our pick-up truck applications in the U.S. This charge was in addition to the previously announced charges of $59 million for the recalls of model years 2013 through 2018 RAM 2500 and 3500 trucks and model years 2016 through 2019 Titan trucks. Of this amount, $1.938 billion relates to payments that are expected to be made in 2024. See NOTE 2, "AGREEMENT IN PRINCIPLE," to our *Consolidated Financial Statements* for additional information.

*Dividends*

Total dividends paid to common shareholders in 2023, 2022 and 2021 were $921 million, $855 million and $809 million, respectively. Declaration and payment of dividends in the future depends upon our income and liquidity position, among other factors, and is subject to declaration by the Board, who meets quarterly to consider our dividend payment. We expect to fund dividend payments with cash from operations.

In July 2023, the Board authorized an increase to our quarterly dividend of approximately 7 percent from $1.57 per share to $1.68 per share. Cash dividends per share paid to common shareholders and the Board authorized increases for the last three years were as follows:

|  | Quarterly Dividends | | |
|  | 2023 | 2022 | 2021 |
|---|---|---|---|
| First quarter | $ 1.57 | $ 1.45 | $ 1.35 |
| Second quarter | 1.57 | 1.45 | 1.35 |
| Third quarter | 1.68 | 1.57 | 1.45 |
| Fourth quarter | 1.68 | 1.57 | 1.45 |
| Total | $ 6.50 | $ 6.04 | $ 5.60 |

*Capital Expenditures*

Capital expenditures were $1.2 billion, $916 million and $734 million in 2023, 2022 and 2021, respectively. We continue to invest in new product lines and targeted capacity expansions. We plan to spend an estimated $1.2 billion to $1.3 billion in 2024 on capital expenditures with over 65 percent of these expenditures expected to be invested in North America.

## *Acquisitions*

Acquisitions for the year ended December 31, 2023, were as follows:

| Entity Acquired (Dollars in millions) | Date of Acquisition | Additional Percent Interest Acquired | Payments to Former Owners | Acquisition Related Debt Retirements | Total Purchase Consideration | |
|---|---|---|---|---|---|---|
| Cummins France SA | 10/31/23 | 100% | $ 25 | $ 5 | $ 30 | |
| Faurecia | 10/02/23 | 100% | 210 | — | 210 | (1) |
| Hydrogenics Corporation (Hydrogenics) | 06/29/23 | 19% | 287 | 48 | 335 | (2) |
| Teksid Hierro de Mexico, S.A. de C.V. (Teksid MX) | 04/03/23 | 100% | 143 | — | 143 | (3) |

(1) Total purchase consideration included $30 million for the settlement of accounts payable that were treated as an operating cash outflow.

(2) Hydrogenics entered into three non-interest-bearing promissory notes with $175 million paid on July 31, 2023, and the remaining $160 million due in three installments through 2025.

(3) Total purchase consideration included $32 million for the settlement of accounts payable that were treated as an operating cash outflow.

See NOTE 24, "ACQUISITIONS," to our *Consolidated Financial Statements* for additional information.

## *Current Maturities of Short and Long-Term Debt*

We had $1.5 billion of commercial paper outstanding at December 31, 2023, that matures in less than one year. The maturity schedule of our existing long-term debt requires significant cash outflows in 2025 when our term loan and 0.75 percent senior notes are due. Required annual long-term debt principal payments range from $67 million to $1.8 billion over the next five years. We intend to retain our strong investment credit ratings. See NOTE 13, "DEBT," to the *Consolidated Financial Statements* for additional information.

## *Pensions*

Our global pension plans, including our unfunded and non-qualified plans, were 113 percent funded at December 31, 2023. Our U.S. defined benefit plans (qualified and non-qualified), which represented approximately 69 percent of the worldwide pension obligation, were 113 percent funded, and our U.K. defined benefit plans were 113 percent funded at December 31, 2023. The funded status of our pension plans is dependent upon a variety of variables and assumptions including return on invested assets, market interest rates and levels of voluntary contributions to the plans. In 2023, the investment gain on our U.S. pension trusts was 6.81 percent, while our U.K. pension trusts' loss was 4.37 percent. To better hedge its liabilities, our U.K. pension plan sold a substantial portion of its private markets assets at a discount, which detracted from the investment performance.

We sponsor funded and unfunded domestic and foreign defined benefit pension plans. Contributions to the U.S. and U.K. plans were as follows:

| In millions | Years ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| Defined benefit pension contributions | $ 115 | $ 53 | $ 78 |
| Defined contribution pension plans | 130 | 110 | 92 |

We anticipate making total contributions of approximately $67 million to our global defined benefit pension plans in 2024. Expected contributions to our defined benefit pension plans in 2024 will meet or exceed the current funding requirements.

## *Stock Repurchases*

In December 2021, the Board authorized the acquisition of up to $2.0 billion of additional common stock upon completion of the $2.0 billion repurchase plan authorized in 2019. For the year ended December 31, 2023, we did not make any repurchases of common stock. The dollar value remaining available for future purchases under the 2019 program at December 31, 2023, was $218 million.

We intend to repurchase outstanding shares from time to time to enhance shareholder value.

**Future Uses of Cash**

A summary of our contractual obligations and other commercial commitments at December 31, 2023, are as follows:

| **Contractual Cash Obligations** | **Payments Due by Period** | |
|---|---|---|
| **In millions** | **Current** | **Long-Term** |
| Long-term debt and finance lease obligations [1] | $ 326 | $ 6,715 |
| Operating leases [1] | 155 | 421 |
| Capital expenditures | 562 | — |
| Purchase commitments for inventory | 1,190 | 4 |
| Other purchase commitments | 620 | 299 |
| Transitional tax liability | 82 | 103 |
| Other postretirement benefits | 20 | 123 |
| International and other domestic letters of credit | 76 | 48 |
| Performance and excise bonds | 40 | 138 |
| Guarantees and other commitments | 29 | 27 |
| Total | $ 3,100 | $ 7,878 |

[1] Includes principal payments and expected interest payments based on the terms of the obligations.

The contractual obligations reported above exclude our unrecognized tax benefits of $330 million as of December 31, 2023, which includes $170 million of current tax liabilities and $160 million of long-term deferred tax liabilities. We are not able to reasonably estimate the period in which cash outflows relating to uncertain tax contingencies could occur. See NOTE 5, "INCOME TAXES," to the *Consolidated Financial Statements* for additional information.

**Credit Ratings**

Our rating and outlook from each of the credit rating agencies as of the date of filing are shown in the table below:

| | **Long-Term** | **Short-Term** | |
|---|---|---|---|
| **Credit Rating Agency [1]** | **Senior Debt Rating** | **Debt Rating** | **Outlook** |
| Standard & Poor's Rating Services | A | A1 | Stable |
| Moody's Investors Service, Inc. | A2 | P1 | Stable |

[1] Credit ratings are not recommendations to buy, are subject to change, and each rating should be evaluated independently of any other rating. In addition, we undertake no obligation to update disclosures concerning our credit ratings, whether as a result of new information, future events or otherwise.

**Management's Assessment of Liquidity**

Our financial condition and liquidity remain strong. Our solid balance sheet and credit ratings enable us to have ready access to credit and the capital markets. We assess our liquidity in terms of our ability to generate adequate cash to fund our operating, investing and financing activities. We believe our access to capital markets, our existing cash and marketable securities, operating cash flow and revolving credit facilities provide us with the financial flexibility needed to make payments required by the Agreement in Principle, targeted capital expenditures, dividend payments, debt service obligations, projected pension obligations, common stock repurchases and fund acquisitions through 2024 and beyond. We continue to generate significant cash from operations and maintain access to our revolving credit facilities and commercial paper programs as noted above.

We anticipate making $1.938 billion of the payments required by the Agreement in Principle during 2024 through the use of our existing liquidity and access to debt markets.

**APPLICATION OF CRITICAL ACCOUNTING ESTIMATES**

A summary of our significant accounting policies is included in NOTE 1, "SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES," of our *Consolidated Financial Statements* which discusses accounting policies that we selected from acceptable alternatives.

Our *Consolidated Financial Statements* are prepared in accordance with generally accepted accounting principles in the U.S. which often requires management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts presented and disclosed in the financial statements. Management reviews these estimates and assumptions based on historical experience, changes in business conditions and other relevant factors they believe to be reasonable under the circumstances. In any given reporting period, our actual results may differ from the estimates and assumptions used in preparing our *Consolidated Financial Statements.*

Critical accounting estimates are defined as follows: the estimate requires management to make assumptions about matters that were highly uncertain at the time the estimate was made; different estimates reasonably could have been used; or if changes in the estimate are reasonably likely to occur from period to period and the change would have a material impact on our financial condition or results of operations. Our senior management has discussed the development and selection of our accounting policies, related accounting estimates and the disclosures set forth below with the Audit Committee of the Board. We believe our critical accounting estimates include estimating liabilities for warranty programs, fair value of intangible assets, assessing goodwill impairments, accounting for income taxes and pension benefits.

**Warranty Programs**

We estimate and record a liability for base warranty programs at the time our products are sold. Our estimates are based on historical experience and reflect management's best estimates of costs to be incurred over the warranty period. Adjustments may be required to the liability when actual or projected costs differ. Variations in component failure rates, repair costs and the point of failure within the product life cycle are key drivers that impact our periodic re-assessment of the warranty liability. Future events and circumstances related to these factors could materially change our estimates and require adjustments to our liability. New product launches require a greater use of judgment in developing estimates until historical experience becomes available. We generally estimate warranty accruals for new products using a methodology that includes the preceding product's warranty history and a multiplicative factor derived from prior product launch experience and new product assessments until sufficient new product data is available for warranty estimation. We then use a blend of actual new product experience and preceding product historical experience for several subsequent quarters and new product specific experience thereafter. Product specific experience is typically available five or six quarters after product launch, with a clear experience trend evident eight quarters after launch. As a result of the uncertainty surrounding the nature and frequency of product recall programs, the liability for such programs is recorded when management commits to a recall action or when a recall becomes probable and estimable. NOTE 14, "PRODUCT WARRANTY LIABILITY," to our *Consolidated Financial Statements* contains a summary of the activity in our warranty liability account for 2023, 2022 and 2021 including adjustments to pre-existing warranties.

**Fair Value of Intangible Assets**

We make strategic acquisitions that may have a material impact on our consolidated results of operations or financial position. We allocate the purchase price of acquired businesses to the assets acquired and liabilities assumed in the transaction at their estimated fair values. The determination of the fair value of intangible assets, which represent a significant portion of the purchase price in many of our acquisitions can be complex and requires the use of significant judgment with regard to (i) the fair value and (ii) the period and the method by which the intangible asset will be amortized. We use information available to us to make fair value determinations and engage independent valuation specialists, when necessary, to assist in the fair value determination of significant acquired intangibles. We estimate the fair value of acquisition-related intangible assets principally based on projections of cash flows that will arise from identifiable intangible assets of acquired businesses, which includes estimates of discount rates, revenue growth rates, EBITDA, royalty rates, customer attrition rates, customer renewal rates and technology obsolesce rates. The projected cash flows are discounted to determine the present value of the assets at the dates of acquisition. Although we believe the projections, assumptions and estimates made were reasonable and appropriate, these estimates require significant judgment by management, are inherently uncertain and subject to refinement. During the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Any adjustments subsequent to the measurement period are recorded to our consolidated statements of income. See NOTE 24, "ACQUISITIONS," to our *Consolidated Financial Statements* for additional information about our recent business combinations.

**Goodwill Impairment**

We are required to make certain subjective and complex judgments in assessing whether a goodwill impairment event has occurred, including assumptions and estimates used to determine the fair value of our reporting units. We test for goodwill impairment at the reporting unit level and our reporting units are the operating segments or the components of operating segments that constitute businesses for which discrete financial information is available and is regularly reviewed by management.

We have the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value as a basis for determining whether it is necessary to perform an annual quantitative goodwill impairment test. We have elected this option on certain reporting units. The following events and circumstances are considered when evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount:

- Macroeconomic conditions, such as a deterioration in general economic conditions, fluctuations in foreign exchange rates and/or other developments in equity and credit markets;

- Industry and market considerations, such as a deterioration in the environment in which an entity operates, material loss in market share and significant declines in product pricing;

- Cost factors, such as an increase in raw materials, labor or other costs;

- Overall financial performance, such as negative or declining cash flows or a decline in actual or forecasted revenue;

- Other relevant entity-specific events, such as material changes in management or key personnel and

- Events affecting a reporting unit, such as a change in the composition or carrying amount of its net assets including acquisitions and dispositions.

The examples noted above are not all-inclusive, and we consider other relevant events and circumstances that affect the fair value of a reporting unit in determining whether to perform the quantitative goodwill impairment test.

Our goodwill recoverability assessment is based on our annual strategic planning process. This process includes an extensive review of expectations for the long-term growth of our businesses and forecasted future cash flows. In order to determine the valuation of our reporting units, we use either the market approach or the income approach using a discounted cash flow model. Our income approach method uses a discounted cash flow model in which cash flows anticipated over several periods, plus a terminal value at the end of that time horizon, are discounted to their present value using an appropriate rate of return. Our estimates are based upon our historical experience, our current knowledge from our commercial relationships and available external information about future trends.

The discounted cash flow model requires us to make projections of revenue, gross margin, operating expenses, working capital investment and fixed asset additions for the reporting units over a multi-year period. Additionally, management must estimate a weighted-average cost of capital, which reflects a market rate, for each reporting unit for use as a discount rate. The discounted cash flows are compared to the carrying value of the reporting unit and, if less than the carrying value, the difference is recorded as a goodwill impairment loss. In addition, we also perform sensitivity analyses to determine how much our forecasts can fluctuate before the fair value of a reporting unit would be lower than its carrying amount. Future changes in the judgments, assumptions and estimates that are used in our goodwill impairment testing, including discount rates or future operating results and related cash flow projections, could result in significantly different estimates of the fair values in the future. An increase in discount rates, a reduction in projected cash flows or a combination of the two could lead to a reduction in the estimated fair values, which may result in impairment charges that could materially affect our financial statements in any given year. We perform the goodwill impairment assessment as of the end of our fiscal third quarter.

While none of our reporting units recorded a goodwill impairment in 2023, we have two reporting units with material goodwill balances where the estimated fair value does not significantly exceed the carrying value, both of which are in our Components segment. Our automated transmissions reporting unit (consisting solely of our joint venture with Eaton) has an estimated fair value that exceeds its carrying amount of $1.1 billion by approximately 7 percent. Total goodwill in this reporting unit is $544 million at December 31, 2023. We valued this reporting unit using an income approach based on its expected future cash flows. The critical assumptions that factored into the valuation are the projections of revenue and gross margin of the business as well as the discount rate used to present value these future cash flows. A 50 basis point increase in the discount rate would result in a 5 percent decline in the fair value of the reporting unit. Our axles and brakes reporting unit, which consists of the legacy business acquired from Meritor in August 2022, has an estimated fair value that exceeds its carrying amount of $4.2 billion by approximately 12 percent. Total goodwill in this reporting unit is $764 million at December 31, 2023. We valued this reporting unit using an income approach based on future cash flows. The critical assumptions that factored into the valuation are the projections of revenue and gross margin of the business as well as the discount rate used to present value these future cash flows. A 50 basis point increase in the discount rate would result in a 5 percent decline in the fair value of the reporting unit.

**Accounting for Income Taxes**

We determine our income tax expense using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Future tax benefits of net operating loss and credit carryforwards are also recognized as deferred tax assets. We evaluate the recoverability of our deferred tax assets each quarter by assessing the likelihood of future profitability and available tax planning strategies that could be implemented to realize our net deferred tax assets. At December 31, 2023, we recorded a net deferred tax asset of $552 million. The net deferred tax assets included $881 million for the value of net operating loss and credit carryforwards. A valuation allowance of $789 million was recorded to reduce the tax assets to the net value management believed was more likely than not to be realized. In the event our operating performance deteriorates, future assessments could conclude that a larger valuation allowance will be needed to further reduce the deferred tax assets.

In addition, we operate within multiple taxing jurisdictions and are subject to tax audits in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. We accrue for the estimated additional tax and interest that may result from tax authorities disputing uncertain tax positions. We believe we made adequate provisions for income taxes for all years that are subject to audit based upon the latest information available. A more complete description of our income taxes and the future benefits of our net operating loss and credit carryforwards is disclosed in NOTE 5, "INCOME TAXES," to our *Consolidated Financial Statements*.

**Pension Benefits**

We sponsor a number of pension plans globally, with the majority of assets in the U.S. and the U.K. In the U.S. and the U.K., we have major defined benefit plans that are separately funded. We account for our pension programs in accordance with employers' accounting for defined benefit pension plans, which requires that amounts recognized in financial statements be determined using an actuarial basis. As a result, our pension benefit programs are based on a number of statistical and judgmental assumptions that attempt to anticipate future events and are used in calculating the expense and liability related to our plans each year at December 31. These assumptions include discount rates used to value liabilities, assumed rates of return on plan assets, future compensation increases, inflation, employee turnover rates, actuarial assumptions relating to retirement age, mortality rates and participant withdrawals. The actuarial assumptions we use may differ significantly from actual results due to changing economic conditions, participant life span and withdrawal rates. These differences may result in a material impact to the amount of net periodic pension cost to be recorded in our *Consolidated Financial Statements* in the future.

The expected long-term return on plan assets is used in calculating the net periodic pension cost. We considered several factors in developing our expected rate of return on plan assets. The long-term rate of return considers historical returns and expected returns on current and projected asset allocations. Projected returns are based primarily on broad, publicly traded passive fixed income and equity indices and forward-looking estimates of the value added by active investment management. At December 31, 2023, based upon our target asset allocations, it is anticipated that our U.S. investment policy will generate an average annual return over the 30-year projection period equal to or in excess of 7 percent, including the additional positive returns expected from active investment management.

The one-year return for our U.S. plans was a 6.81 percent gain for 2023. Our U.S. plan assets averaged annualized returns of 6.50 percent over the prior ten years and resulted in approximately $223 million of actuarial losses in accumulated other comprehensive loss (AOCL) in the same period. Based on the historical returns and forward-looking return expectations for capital markets, as plan assets continue to be de-risked, consistent with our investment policy, we believe our investment return assumption of 7.25 percent in 2024 for U.S. pension assets is reasonable and attainable.

The methodology used to determine the rate of return on pension plan assets in the U.K. was based on establishing an equity-risk premium over current long-term bond yields adjusted based on target asset allocations. At December 31, 2023, based upon our target asset allocations, it is anticipated that our U.K. investment policy will generate an average annual return over the 20-year projection period equal to or in excess of 5 percent. The one-year return for our U.K. plans was a 4.37 percent loss for 2023. We generated average annualized returns of 1.25 percent over ten years, resulting in approximately $532 million of actuarial losses in AOCL. Our strategy with respect to our investments in pension plan assets is to be invested with a long-term outlook. Based on the historical returns and forward-looking return expectations, we believe that an investment return assumption of 5.00 percent in 2024 for U.K. pension assets is reasonable and attainable.

Our target allocation for 2024 and pension plan asset allocations, at December 31, 2023 and 2022 are as follows:

| | U.S. Plan | | | U.K. Plan | | |
|---|---|---|---|---|---|---|
| | **Target Allocation** | **Percentage of Plan Assets at December 31,** | | **Target Allocation** | **Percentage of Plan Assets at December 31,** | |
| **Investment description** | **2024** | **2023** | **2022** [1] | **2024** | **2023** | **2022** [1] |
| Liability matching | **71.0 %** | **71.0 %** | 70.0 % | **80.0 %** | **80.8 %** | 48.0 % |
| Risk seeking | **29.0 %** | **29.0 %** | 30.0 % | **20.0 %** | **19.2 %** | 52.0 % |
| Total | **100.0 %** | **100.0 %** | 100.0 % | **100.0 %** | **100.0 %** | 100.0 % |

[1] Pension plan assets allocations for 2022 exclude Meritor. The Meritor U.S. plan asset allocations at December 31, 2022, were 100 percent risk seeking. The Meritor U.K. plan asset allocations at December 31, 2022, were 70 percent liability matching and 30 percent risk seeking. See NOTE 24, "ACQUISITIONS," to the *Consolidated Financial Statements* for additional information.

The differences between the actual return on plan assets and expected long-term return on plan assets are recognized in the asset value used to calculate net periodic cost over five years. The table below sets forth our expected rate of return for 2024 and the expected return assumptions used to develop our pension cost for the period 2021-2023.

| | **Long-term Expected Return Assumptions** | | | |
|---|---|---|---|---|
| | **2024** | **2023** | **2022** | **2021** |
| U.S. plans | **7.25 %** | **7.00 %** | 6.50 % | 6.25 % |
| U.K. plans | **5.00 %** | **5.00 %** | 4.01 % | 4.00 % |

Pension accounting offers various acceptable alternatives to account for the differences that eventually arise between the estimates used in the actuarial valuations and the actual results. It is acceptable to delay or immediately recognize these differences. Under the delayed recognition alternative, changes in pension obligations (including those resulting from plan amendments) and changes in the value of assets set aside to meet those obligations are not recognized in net periodic pension cost as they occur but are recognized initially in AOCL and subsequently amortized as components of net periodic pension cost systematically and gradually over future periods. In addition to this approach, we may also adopt immediate recognition of actuarial gains or losses. Immediate recognition introduces volatility in financial results. We have chosen to delay recognition and amortize actuarial differences over future periods. If we adopted the immediate recognition approach, we would record a loss of $1.1 billion ($0.8 billion after-tax) from cumulative actuarial net losses for our U.S. and U.K. pension plans.

The difference between the expected return and the actual return on plan assets is deferred from recognition in our results of operations and under certain circumstances, such as when the difference exceeds 10 percent of the greater of the market value of plan assets or the projected benefit obligation, the difference is amortized over future years of service. This is also true of changes to actuarial assumptions. Under the delayed recognition alternative, the actuarial gains and losses are recognized and recorded in AOCL. As our losses related to the U.S. and U.K. pension plans exceed 10 percent of their respective plan assets, the excess is amortized over the average remaining service lives of participating employees. Net actuarial losses decreased our shareholders' equity by $329 million after-tax in 2023. The loss is primarily due to unfavorable asset returns, partially offset by higher discount rates.

The table below sets forth the net periodic pension cost for the years ended December 31 and our expected cost for 2024.

| In millions | 2024 | 2023 | 2022 | 2021 |
|---|---|---|---|---|
| Net periodic pension cost | $ **33** | $ 1 | $ 19 | $ 78 |

We expect 2024 net periodic pension cost to increase compared to 2023, primarily due to unfavorable asset returns in the U.K., lower discount rates in the U.S. and U.K. and increased headcount from recent acquisitions, partially offset by a higher expected rate of return on assets in the U.S. The decrease in net periodic pension cost in 2023 compared to 2022 was primarily due to the full year benefit of the Meritor pension plans added during the acquisition and a higher estimated return on assets in the U.S. and U.K. The decrease in net periodic pension cost in 2022 compared to 2021 was due to higher discount rates in the U.S. and U.K. and favorable actuarial experience in the U.S., partially offset by a lower expected rate of return in the U.K.

The weighted-average discount rates used to develop our net periodic pension cost are set forth in the table below.

| | Discount Rates | | | |
|---|---|---|---|---|
| | **2024** | **2023** | **2022** | **2021** |
| U.S. plans | **5.15 %** | **5.55 %** | 3.31 % | 2.62 % |
| U.K. plans | **4.72 %** | **4.99 %** | 2.26 % | 1.50 % |

The discount rate enables us to state expected future cash payments for benefits as a present value on the measurement date. The guidelines for setting this rate suggest the use of a high-quality corporate bond rate. We used bond information provided by Moody's Investor Services, Inc. and Standard & Poor's Rating Services. All bonds used to develop our hypothetical portfolio in the U.S. and U.K. were deemed high-quality, non-callable bonds (Aa or better) at December 31, 2023, by at least one of the bond rating agencies.

Our model called for projected payments until near extinction for the U.S. and the U.K. For both countries, our model matches the present value of the plan's projected benefit payments to the market value of the theoretical settlement bond portfolio. A single equivalent discount rate is determined to align the present value of the required cash flow with the value of the bond portfolio. The resulting discount rate is reflective of both the current interest rate environment and the plan's distinct liability characteristics.

The table below sets forth the estimated impact on our 2024 net periodic pension cost relative to a change in the discount rate and a change in the expected rate of return on plan assets.

| In millions | Impact on Pension Cost Increase/(Decrease) |
|---|---|
| Discount rate used to value liabilities | |
| 0.25 percent increase | $ (6) |
| 0.25 percent decrease | 7 |
| Expected rate of return on assets | |
| 1 percent increase | (61) |
| 1 percent decrease | 61 |

The above sensitivities reflect the impact of changing one assumption at a time. A higher discount rate decreases the plan obligations and decreases our net periodic pension cost. A lower discount rate increases the plan obligations and increases our net periodic pension cost. It should be noted that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in key assumptions are not necessarily linear. NOTE 11, "PENSIONS AND OTHER POSTRETIREMENT BENEFITS," to our *Consolidated Financial Statements* provides a summary of our pension benefit plan activity, the funded status of our plans and the amounts recognized in our *Consolidated Financial Statements*.

## RECENTLY ADOPTED AND RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

See NOTE 1, "SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES" *to our Consolidated Financial Statements* for additional information.

## ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to financial risk resulting from volatility in foreign exchange rates, interest rates and commodity prices. This risk is closely monitored and managed through the use of physical forward contracts (which are not considered derivatives) and financial derivative instruments including foreign currency forward contracts, commodity swap contracts and interest rate swaps and locks. Financial derivatives are used expressly for hedging purposes and under no circumstances are they used for speculative purposes. When material, we adjust the estimated fair value of our derivative contracts for counterparty or our credit risk. None of our derivative instruments are subject to collateral requirements. Substantially all of our derivative contracts are subject to master netting arrangements, which provide us with the option to settle certain contracts on a net basis when they settle on the same day with the same currency. In addition, these arrangements provide for a net settlement of all contracts with a given counterparty in the event that the arrangement is terminated due to the occurrence of default or a termination event.

We also enter into physical forward contracts with certain suppliers to purchase minimum volumes of commodities at contractually stated prices for various periods. These arrangements, as further described below, enable us to fix the prices of portions of our normal purchases of these commodities, which otherwise are subject to market volatility.

The following describes our risk exposures and provides the results of a sensitivity analysis performed at December 31, 2023. The sensitivity analysis assumes instantaneous, parallel shifts in foreign currency exchange rates and commodity prices. See NOTE 21, "DERIVATIVES," to our *Consolidated Financial Statements* for additional information.

**Foreign Currency Exchange Rate Risk**

As a result of our international business presence, we are exposed to foreign currency exchange rate risks. We transact business in foreign currencies and, as a result, our income experiences some volatility related to movements in foreign currency exchange rates. To help manage our exposure to exchange rate volatility, we use foreign currency forward contracts on a regular basis to hedge forecasted intercompany and third-party sales and purchases denominated in non-functional currencies. Our foreign currency cash flow hedges generally mature within two years. These foreign currency forward contracts are designated and qualify as foreign currency cash flow hedges. For the years ended December 31, 2023, and 2022, there were no circumstances that resulted in the discontinuance of a foreign currency cash flow hedge.

To minimize the income volatility resulting from the remeasurement of net monetary assets and payables denominated in a currency other than the functional currency, we enter into foreign currency forward contracts, which are considered economic hedges. The objective is to offset the gain or loss from remeasurement with the gain or loss from the fair market valuation of the forward contract. These derivative instruments are not designated as hedges.

We are further exposed to foreign currency exchange risk as many of our subsidiaries are subject to fluctuations as the functional currencies of the underlying entities are not our U.S. dollar reporting currency. In order to minimize movements in certain investments, in 2022 we began entering into foreign exchange forwards designated as net investment hedges. Under the terms of our foreign exchange forwards, we agreed with third parties to sell British pounds in exchange for U.S. dollar currency at a specified rate at the maturity of the contract. These forwards are utilized to hedge portions of our net investments denominated in the British pound against the effect of exchange rate fluctuations on the translation of foreign currency balances to the U.S. dollar. The change in fair value related to the spot-to-forward rate difference is recorded as other income (expense) with all other changes in fair value deferred and reported as components of AOCL. The unrealized gain or loss is classified into income in the same period when the foreign subsidiary is sold or substantially liquidated.

At December 31, 2023, the potential gain or loss in the fair value of our outstanding foreign currency contracts, assuming a hypothetical 10 percent fluctuation in the currencies of such contracts, would be approximately $29 million. The sensitivity analysis of the effects of changes in foreign currency exchange rates assumes the notional value to remain constant for the next 12 months. The analysis ignores the impact of foreign exchange movements on our competitive position and potential changes in sales levels. Any change in the value of the contracts, real or hypothetical, would be significantly offset by an inverse change in the value of the underlying hedged items.

**Interest Rate Risk**

We are exposed to market risk from fluctuations in interest rates. We manage our exposure to interest rate fluctuations through the use of interest rate swaps. The objective of the swaps is to more effectively balance our borrowing costs and interest rate risk. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for us making fixed-rate payments over the life of the agreement without exchange of the underlying notional amount. Interest rate swaps designated as fair value hedges involve the receipt of fixed-rate amounts from a counterparty in exchange for us making variable-rate payments over the life of the agreements without exchange of the underlying notional amount. We also may hedge the anticipated issuance of fixed-rate debt, and these contracts are designated as cash flow hedges.

At any time, a change in interest rates could have an adverse impact on the fair value of our portfolios. Assuming a hypothetical adverse movement in interest rates of one percentage point, the combined value of our interest rate derivatives portfolios would be reduced by $3 million, as calculated as of December 31, 2023. However, this does not take into consideration an offset in the underlying hedged items when using fair value hedges. While these are our best estimates of the impact of the specified interest rate scenario, actual results could differ from those projected. The sensitivity analysis presented assumes interest rate changes are instantaneous with parallel shifts in the yield curve.

**Commodity Price Risk**

We are exposed to fluctuations in commodity prices due to contractual agreements with component suppliers. In order to protect ourselves against future price volatility and, consequently, fluctuations in gross margins, we periodically enter into commodity swap and forward contracts with designated banks and other counterparties to fix the cost of certain raw material purchases with the objective of minimizing changes in inventory cost due to market price fluctuations. These commodity swaps are designated and qualify as cash flow hedges. At December 31, 2023, realized and unrealized gains and losses related to these hedges were not material to our financial statements. We also enter into physical forward contracts, which qualify for the normal purchases scope exception and are treated as purchase commitments.

We also limit our exposure to commodity price risk by entering into purchasing arrangements to fix the price of certain volumes of platinum, palladium and iridium expected to be used in our products. We enter into physical forward contracts with suppliers of platinum, palladium and iridium to purchase some volumes of the commodities at contractually stated prices for various periods, generally less than two years. These arrangements enable us to fix the prices of a portion of our purchases of these commodities, which otherwise are subject to market volatility. Additional information on the physical forwards is included in NOTE 15, "COMMITMENTS AND CONTINGENCIES."

**ITEM 8.    Financial Statements and Supplementary Data**

**Index to Financial Statements**

- **Management's Report to Shareholders**

- **Report of Independent Registered Public Accounting Firm (PCAOB ID 238)**

- *Consolidated Statements of Net Income* **for the years ended December 31, 2023, 2022 and 2021**

- *Consolidated Statements of Comprehensive Income* **for the years ended December 31, 2023, 2022 and 2021**

- *Consolidated Balance Sheets* **at December 31, 2023 and 2022**

- *Consolidated Statements of Cash Flows* **for the years ended December 31, 2023, 2022 and 2021**

- *Consolidated Statements of Changes in Redeemable Noncontrolling Interests and Equity* **for the years ended December 31, 2023, 2022 and 2021**

- *Notes to the Consolidated Financial Statements*

| NOTE | 1 | SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES |
|------|----|--------------------------------------------|
| NOTE | 2 | AGREEMENT IN PRINCIPLE |
| NOTE | 3 | REVENUE FROM CONTRACTS WITH CUSTOMERS |
| NOTE | 4 | INVESTMENTS IN EQUITY INVESTEES |
| NOTE | 5 | INCOME TAXES |
| NOTE | 6 | MARKETABLE SECURITIES |
| NOTE | 7 | INVENTORIES |
| NOTE | 8 | PROPERTY, PLANT AND EQUIPMENT |
| NOTE | 9 | LEASES |
| NOTE | 10 | GOODWILL AND OTHER INTANGIBLE ASSETS |
| NOTE | 11 | PENSIONS AND OTHER POSTRETIREMENT BENEFITS |
| NOTE | 12 | SUPPLEMENTAL BALANCE SHEET DATA |
| NOTE | 13 | DEBT |
| NOTE | 14 | PRODUCT WARRANTY LIABILITY |
| NOTE | 15 | COMMITMENTS AND CONTINGENCIES |
| NOTE | 16 | CUMMINS INC. SHAREHOLDERS' EQUITY |
| NOTE | 17 | ACCUMULATED OTHER COMPREHENSIVE LOSS |
| NOTE | 18 | NONCONTROLLING INTERESTS |
| NOTE | 19 | STOCK INCENTIVE AND STOCK OPTION PLANS |
| NOTE | 20 | EARNINGS PER COMMON SHARE ATTRIBUTABLE TO CUMMINS INC. |
| NOTE | 21 | DERIVATIVES |
| NOTE | 22 | RUSSIAN OPERATIONS |
| NOTE | 23 | FORMATION OF ATMUS AND IPO |
| NOTE | 24 | ACQUISITIONS |
| NOTE | 25 | OPERATING SEGMENTS |

## MANAGEMENT'S REPORT TO SHAREHOLDERS

**Management's Report on Financial Statements and Practices**

The accompanying *Consolidated Financial Statements* of Cummins Inc. were prepared by management, which is responsible for their integrity and objectivity. The statements were prepared in accordance with generally accepted accounting principles and include amounts that are based on management's best judgments and estimates. The other financial information included in the annual report is consistent with that in the financial statements.

Management also recognizes its responsibility for conducting our affairs according to the highest standards of personal and corporate conduct. This responsibility is characterized and reflected in key policy statements issued from time to time regarding, among other things, conduct of its business activities within the laws of the host countries in which we operate, within the Foreign Corrupt Practices Act and potentially conflicting interests of its employees. We maintain a systematic program to assess compliance with these policies.

To comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we designed and implemented a structured and comprehensive compliance process to evaluate our internal control over financial reporting across the enterprise.

**Management's Report on Internal Control Over Financial Reporting**

The management of Cummins Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of our *Consolidated Financial Statements* for external purposes in accordance with accounting principles generally accepted in the United States of America.

Management assessed the effectiveness of our internal control over financial reporting and concluded it was effective as of December 31, 2023. In making its assessment, management utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013).

The effectiveness of our internal control over financial reporting as of December 31, 2023, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

**Officer Certifications**

Please refer to Exhibits 31(a) and 31(b) attached to this report for certifications required under Section 302 of the Sarbanes-Oxley Act of 2002.

| /s/ JENNIFER RUMSEY | /s/ MARK A. SMITH |
|---|---|
| *Chair and Chief Executive Officer* | *Vice President and Chief Financial Officer* |

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Shareholders of Cummins Inc.

***Opinions on the Financial Statements and Internal Control over Financial Reporting***

We have audited the accompanying consolidated balance sheets of Cummins Inc. and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of net income, comprehensive income, changes in redeemable noncontrolling interests and equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

***Basis for Opinions***

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

***Definition and Limitations of Internal Control over Financial Reporting***

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate**.**

***Critical Audit Matters***

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

*Annual Goodwill Impairment Tests – Automated Transmissions and Axles and Brakes Reporting Units*

As described in Notes 1 and 10 to the consolidated financial statements, the Company's consolidated goodwill balance was $2,499 million as of December 31, 2023, and as disclosed by management, the goodwill associated with the automated transmissions reporting unit and axles and brakes reporting unit (collectively, the "reporting units") was $544 million and $764 million, respectively. Management performs the goodwill impairment tests as of the end of the fiscal third quarter, or on an interim basis in certain circumstances where impairment may be indicated. Management performs the annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. In estimating the fair value of each reporting unit, management used an income approach using a discounted cash flow model. The discounted cash flow model requires projections of revenue, gross margin, operating expenses, working capital investment and fixed asset additions for the reporting units over a multi-year period, and a discount rate based upon a weighted-average cost of capital.

The principal considerations for our determination that performing procedures relating to the annual goodwill impairment tests for the reporting units is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the reporting units; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to projections of revenue and gross margin for the reporting units and the discount rate for the axles and brakes reporting unit; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment tests, including controls over the valuation of the reporting units. These procedures also included, among others (i) testing management's process for developing the fair value estimate of the reporting units; (ii) evaluating the appropriateness of the discounted cash flow model used by management; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow model; and (iv) evaluating the reasonableness of significant assumptions used by management related to projections of revenue and gross margin for the reporting units and the discount rate for the axles and brakes reporting unit. Evaluating management's assumptions related to projections of revenue and gross margin involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting units; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow model and (ii) the reasonableness of the discount rate assumption for the axles and brakes reporting unit.

/s/PricewaterhouseCoopers LLP
Indianapolis, Indiana
February 12, 2024

We have served as the Company's auditor since 2002.

**CUMMINS INC. AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF NET INCOME**

| In millions, except per share amounts | Years ended December 31, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| NET SALES (Notes 1 and 3) | $ 34,065 | $ 28,074 | $ 24,021 |
| Cost of sales | 25,816 | 21,355 | 18,326 |
| GROSS MARGIN | 8,249 | 6,719 | 5,695 |
| OPERATING EXPENSES AND INCOME | | | |
| Selling, general and administrative expenses | 3,333 | 2,687 | 2,374 |
| Research, development and engineering expenses | 1,500 | 1,278 | 1,090 |
| Equity, royalty and interest income from investees (Note 4) | 483 | 349 | 506 |
| Other operating expense, net (Note 2) | 2,138 | 174 | 31 |
| OPERATING INCOME | 1,761 | 2,929 | 2,706 |
| Interest expense | 375 | 199 | 111 |
| Other income, net | 240 | 89 | 156 |
| INCOME BEFORE INCOME TAXES | 1,626 | 2,819 | 2,751 |
| Income tax expense (Note 5) | 786 | 636 | 587 |
| CONSOLIDATED NET INCOME | 840 | 2,183 | 2,164 |
| Less: Net income attributable to noncontrolling interests | 105 | 32 | 33 |
| NET INCOME ATTRIBUTABLE TO CUMMINS INC. | $ 735 | $ 2,151 | $ 2,131 |
| | | | |
| EARNINGS PER COMMON SHARE ATTRIBUTABLE TO CUMMINS INC. (Note 20) | | | |
| Basic | $ 5.19 | $ 15.20 | $ 14.74 |
| Diluted | $ 5.15 | $ 15.12 | $ 14.61 |

**CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME**

| In millions | Years ended December 31, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| CONSOLIDATED NET INCOME | $ 840 | $ 2,183 | $ 2,164 |
| Other comprehensive (loss) income, net of tax (Note 17) | | | |
| Change in pension and other postretirement defined benefit plans | (421) | (81) | 389 |
| Foreign currency translation adjustments | 92 | (384) | (9) |
| Unrealized gain on derivatives | 10 | 106 | 26 |
| Total other comprehensive (loss) income, net of tax | (319) | (359) | 406 |
| COMPREHENSIVE INCOME | 521 | 1,824 | 2,570 |
| Less: Comprehensive income (loss) attributable to noncontrolling interests | 102 | (8) | 28 |
| COMPREHENSIVE INCOME ATTRIBUTABLE TO CUMMINS INC. | $ 419 | $ 1,832 | $ 2,542 |

*The accompanying notes are an integral part of our Consolidated Financial Statements.*

**CUMMINS INC. AND SUBSIDIARIES**
**CONSOLIDATED BALANCE SHEETS**

| In millions, except par value | December 31, 2023 | December 31, 2022 |
|---|---|---|
| **ASSETS** | | |
| Current assets | | |
| Cash and cash equivalents | $ 2,179 | $ 2,101 |
| Marketable securities (Note 6) | 562 | 472 |
| Total cash, cash equivalents and marketable securities | 2,741 | 2,573 |
| Accounts and notes receivable, net | 5,583 | 5,202 |
| Inventories (Note 7) | 5,677 | 5,603 |
| Prepaid expenses and other current assets | 1,197 | 1,073 |
| Total current assets | 15,198 | 14,451 |
| Long-term assets | | |
| Property, plant and equipment, net (Note 8) | 6,249 | 5,521 |
| Investments and advances related to equity method investees (Note 4) | 1,800 | 1,759 |
| Goodwill (Note 10) | 2,499 | 2,343 |
| Other intangible assets, net (Note 10) | 2,519 | 2,687 |
| Pension assets (Note 11) | 1,197 | 1,398 |
| Other assets (Note 12) | 2,543 | 2,140 |
| Total assets | $ 32,005 | $ 30,299 |
| | | |
| **LIABILITIES** | | |
| Current liabilities | | |
| Accounts payable (principally trade) | $ 4,260 | $ 4,252 |
| Loans payable (Note 13) | 280 | 210 |
| Commercial paper (Note 13) | 1,496 | 2,574 |
| Current maturities of long-term debt (Note 13) | 118 | 573 |
| Accrued compensation, benefits and retirement costs | 1,108 | 617 |
| Current portion of accrued product warranty (Note 14) | 667 | 726 |
| Current portion of deferred revenue (Note 3) | 1,220 | 1,004 |
| Other accrued expenses (Note 12) | 3,754 | 1,465 |
| Total current liabilities | 12,903 | 11,421 |
| Long-term liabilities | | |
| Long-term debt (Note 13) | 4,802 | 4,498 |
| Deferred revenue (Note 3) | 966 | 844 |
| Other liabilities (Note 12) | 3,430 | 3,311 |
| Total liabilities | $ 22,101 | $ 20,074 |
| | | |
| Commitments and contingencies (Note 15) | | |
| | | |
| **Redeemable noncontrolling interests (Note 24)** | $ — | $ 258 |
| | | |
| **EQUITY** | | |
| Cummins Inc. shareholders' equity (Note 16) | | |
| Common stock, $2.50 par value, 500 shares authorized, 222.5 and 222.5 shares issued | $ 2,564 | $ 2,243 |
| Retained earnings | 17,851 | 18,037 |
| Treasury stock, at cost, 80.7 and 81.2 shares | (9,359) | (9,415) |
| Accumulated other comprehensive loss (Note 17) | (2,206) | (1,890) |
| Total Cummins Inc. shareholders' equity | 8,850 | 8,975 |
| Noncontrolling interests (Note 18) | 1,054 | 992 |
| Total equity | $ 9,904 | $ 9,967 |
| Total liabilities, redeemable noncontrolling interests and equity | $ 32,005 | $ 30,299 |

*The accompanying notes are an integral part of our Consolidated Financial Statements.*

## CUMMINS INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Years ended December 31, | | |
|---|---|---|---|
| **In millions** | **2023** | **2022** | **2021** |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | |
| Consolidated net income | **$ 840** | $ 2,183 | $ 2,164 |
| Adjustments to reconcile consolidated net income to net cash provided by operating activities | | | |
| Depreciation and amortization | **1,024** | 784 | 662 |
| Deferred income taxes (Note 5) | **(457)** | (274) | 7 |
| Equity in income of investees, net of dividends | **(81)** | 64 | (83) |
| Pension and OPEB expense (Note 11) | **8** | 24 | 83 |
| Pension contributions and OPEB payments (Note 11) | **(134)** | (85) | (102) |
| Russian suspension costs, net of recoveries (Note 22) | **—** | 111 | — |
| Changes in current assets and liabilities, net of acquisitions | | | |
| Accounts and notes receivable | **(330)** | (697) | (174) |
| Inventories | **—** | (567) | (945) |
| Other current assets | **(120)** | (109) | 2 |
| Accounts payable | **(66)** | 538 | 217 |
| Accrued expenses (Note 2) | **2,934** | (170) | 541 |
| Other, net | **348** | 160 | (116) |
| Net cash provided by operating activities | **3,966** | 1,962 | 2,256 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| Capital expenditures | **(1,213)** | (916) | (734) |
| Acquisitions of businesses, net of cash acquired (Note 24) | **(292)** | (3,191) | — |
| Investments in marketable securities—acquisitions | **(1,409)** | (1,073) | (806) |
| Investments in marketable securities—liquidations (Note 6) | **1,334** | 1,151 | 673 |
| Other, net | **(63)** | (143) | (6) |
| Net cash used in investing activities | **(1,643)** | (4,172) | (873) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| Proceeds from borrowings | **861** | 2,103 | 79 |
| Net (payments) borrowings of commercial paper | **(779)** | 2,261 | (10) |
| Payments on borrowings and finance lease obligations | **(1,136)** | (1,550) | (73) |
| Dividend payments on common stock (Note 16) | **(921)** | (855) | (809) |
| Repurchases of common stock (Note 16) | **—** | (374) | (1,402) |
| Payments for purchase of redeemable noncontrolling interests (Note 24) | **(175)** | — | — |
| Other, net | **(27)** | 84 | (12) |
| Net cash (used in) provided by financing activities | **(2,177)** | 1,669 | (2,227) |
| **EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS** | **(68)** | 50 | 35 |
| Net increase (decrease) in cash and cash equivalents | **78** | (491) | (809) |
| Cash and cash equivalents at beginning of year | **2,101** | 2,592 | 3,401 |
| **CASH AND CASH EQUIVALENTS AT END OF PERIOD** | **$ 2,179** | $ 2,101 | $ 2,592 |

*The accompanying notes are an integral part of our Consolidated Financial Statements.*

# CUMMINS INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY

| In millions | Redeemable Noncontrolling Interests | Common Stock | Additional Paid-in Capital | Retained Earnings | Treasury Stock | Accumulated Other Comprehensive Loss | Total Cummins Inc. Shareholders' Equity | Noncontrolling Interests | Total Equity |
|---|---|---|---|---|---|---|---|---|---|
| **BALANCE AT DECEMBER 31, 2020** | $ 282 | $ 556 | $ 1,617 | $ 15,419 | $ (7,779) | $ (1,982) | $ 7,831 | $ 876 | $ 8,707 |
| Net income | (13) | | | 2,131 | | | 2,131 | 46 | 2,177 |
| Other comprehensive income (loss), net of tax (Note 17) | | | | | | 411 | 411 | (5) | 406 |
| Issuance of common stock | | | 1 | | | | 1 | — | 1 |
| Repurchases of common stock (Note 16) | | | | | (1,402) | | (1,402) | — | (1,402) |
| Cash dividends on common stock (Note 16) | | | | (809) | | | (809) | — | (809) |
| Distributions to noncontrolling interests | | | | | | | — | (28) | (28) |
| Share-based awards | | | 1 | | 55 | | 56 | — | 56 |
| Fair value adjustment of redeemable noncontrolling interests | 97 | | (97) | | | | (97) | — | (97) |
| Other shareholder transactions | | | 21 | | 3 | | 24 | — | 24 |
| **BALANCE AT DECEMBER 31, 2021** | $ 366 | $ 556 | $ 1,543 | $ 16,741 | $ (9,123) | $ (1,571) | $ 8,146 | $ 889 | $ 9,035 |
| Net income | (24) | | | 2,151 | | | 2,151 | 56 | 2,207 |
| Other comprehensive loss, net of tax (Note 17) | | | | | | (319) | (319) | (40) | (359) |
| Issuance of common stock | | | 8 | | | | 8 | — | 8 |
| Repurchases of common stock (Note 16) | | | | | (374) | | (374) | — | (374) |
| Cash dividends on common stock (Note 16) | | | | (855) | | | (855) | — | (855) |
| Distributions to noncontrolling interests | | | | | | | — | (38) | (38) |
| Share-based awards | | | 3 | | 77 | | 80 | — | 80 |
| Acquisition of business (Note 24) | | | | | | | — | 111 | 111 |
| Fair value adjustment of redeemable noncontrolling interests | (104) | | 104 | | | | 104 | — | 104 |
| Other shareholder transactions | 20 | | 29 | | 5 | | 34 | 14 | 48 |
| **BALANCE AT DECEMBER 31, 2022** | $ 258 | $ 556 | $ 1,687 | $ 18,037 | $ (9,415) | $ (1,890) | $ 8,975 | $ 992 | $ 9,967 |
| Net income | (20) | | | 735 | | | 735 | 125 | 860 |
| Other comprehensive loss, net of tax (Note 17) | | | | | | (316) | (316) | (3) | (319) |
| Issuance of common stock | | | 3 | | | | 3 | — | 3 |
| Cash dividends on common stock (Note 16) | | | | (921) | | | (921) | — | (921) |
| Distributions to noncontrolling interests | | | | | | | — | (57) | (57) |
| Share-based awards | | | (4) | | 52 | | 48 | — | 48 |
| Fair value adjustment of redeemable noncontrolling interests | 33 | | (33) | | | | (33) | — | (33) |
| Acquisition of redeemable noncontrolling interests (Note 24) | (271) | | | | | | — | — | — |
| Sale of Atmus stock (Note 23) | | | 285 | | | | 285 | (3) | 282 |
| Other shareholder transactions | | | 70 | | 4 | | 74 | — | 74 |
| **BALANCE AT DECEMBER 31, 2023** | $ — | $ 556 | $ 2,008 | $ 17,851 | $ (9,359) | $ (2,206) | $ 8,850 | $ 1,054 | $ 9,904 |

*The accompanying notes are an integral part of our Consolidated Financial Statements.*

## NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Operations

We were founded in 1919 as Cummins Engine Company, a corporation in Columbus, Indiana, and one of the first diesel engine manufacturers. In 2001, we changed our name to Cummins Inc. We are a global power leader that designs, manufactures, distributes and services diesel, natural gas, electric and hybrid powertrains and powertrain-related components including filtration, aftertreatment, turbochargers, fuel systems, valvetrain technologies, controls systems, air handling systems, automated transmissions, axles, drivelines, brakes, suspension systems, electric power generation systems, batteries, electrified power systems, hydrogen production technologies and fuel cell products. We sell our products to original equipment manufacturers (OEMs), distributors, dealers and other customers worldwide. We serve our customers through a service network of approximately 450 wholly-owned, joint venture and independent distributor locations and more than 19,000 Cummins certified dealer locations in approximately 190 countries and territories.

### Meritor Acquisition

On August 3, 2022, we completed the acquisition of Meritor with a purchase price of $2.9 billion (including debt repaid concurrent with the acquisition). Our consolidated results and segment results include Meritor's activity since the date of acquisition. Meritor was split into the newly formed axles and brakes business and electric powertrain. The results for the axles and brakes business are included in our Components segment while the electric powertrain portion is included in our Accelera segment. See NOTE 24, "ACQUISITIONS," for additional information.

### Principles of Consolidation

Our *Consolidated Financial Statements* are prepared in accordance with generally accepted accounting principles in the United States of America (GAAP). All intercompany balances and transactions are eliminated in consolidation.

We include the accounts of all wholly-owned and majority-owned domestic and foreign subsidiaries where our ownership is more than 50 percent of outstanding equity interests except for majority-owned subsidiaries that are considered variable interest entities (VIEs) where we are not deemed to have a controlling financial interest. In addition, we also consolidate, regardless of our ownership percentage, VIEs or joint ventures for which we are deemed to have a controlling financial interest. We have variable interests in several businesses accounted for under the equity method of accounting.

For consolidated entities where our ownership interest is less than 100 percent, the noncontrolling ownership interests are reported in our *Consolidated Balance Sheets*. The noncontrolling ownership interest in our income, net of tax, is classified as net income attributable to noncontrolling interests in our *Consolidated Statements of Net Income*.

### Reclassifications

Certain amounts for 2022 and 2021 were reclassified to conform to the current year presentation.

### Investments in Equity Investees

We use the equity method to account for our investments in joint ventures, affiliated companies and alliances in which we have the ability to exercise significant influence, generally represented by equity ownership or partnership equity of at least 20 percent but not more than 50 percent. Generally, under the equity method, original investments in these entities are recorded at cost and subsequently adjusted by our share of equity in income or losses after the date of acquisition. Investment amounts in excess of our share of an investee's net assets are amortized over the life of the related asset creating the excess, except goodwill which is not amortized. Equity in income or losses of each investee is recorded according to our level of ownership; if losses accumulate, we record our share of losses until our investment has been fully depleted. If our investment has been fully depleted, we recognize additional losses only when we are the primary funding source. We eliminate (to the extent of our ownership percentage) in our *Consolidated Financial Statements* the profit in inventory held by our equity method investees that has not yet been sold to a third-party. Dividends received from equity method investees reduce the amount of our investment when received and do not impact our earnings. Our investments are classified as Investments and advances related to equity method investees in our *Consolidated Balance Sheets*. Our share of the results from joint ventures, affiliated companies and alliances is reported in our *Consolidated Statements of Net Income* as equity, royalty and interest income from investees, and is reported net of all applicable income taxes.

Our share of the results from our foreign equity investees are presented net of applicable foreign income taxes in our *Consolidated Statements of Net Income*. Our remaining U.S. equity investees are partnerships (non-taxable), thus there is no difference between gross or net of tax presentation as the investees are not taxed. See NOTE 4, "INVESTMENTS IN EQUITY INVESTEES," for additional information.

**Use of Estimates in the Preparation of the Financial Statements**

Preparation of financial statements requires management to make estimates and assumptions that affect reported amounts presented and disclosed in our *Consolidated Financial Statements*. Significant estimates and assumptions in these *Consolidated Financial Statements* require the exercise of judgement and are used for, but not limited to, estimates of future cash flows and other assumptions associated with the valuation of intangible assets and goodwill and long-lived asset impairment tests, useful lives for depreciation and amortization, warranty programs, determination of discount rate and other assumptions for pensions and other postretirement benefit obligations (OPEB) and related costs, income taxes, deferred tax valuation allowances, contingencies and allowances for doubtful accounts. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be different from these estimates.

**Revenue From Contracts with Customers**

*Revenue Recognition Sales of Products*

We sell to customers either through long-term arrangements or standalone purchase orders. Our long-term arrangements generally do not include committed volumes until underlying purchase orders are issued. Our performance obligations vary by contract, but may include diesel, natural gas, electric and hybrid powertrains and powertrain-related components including filtration, aftertreatment, turbochargers, fuel systems, controls systems, air handling systems, automated transmissions, axles, drivelines, brakes, valvetrain technologies, suspension systems, electric power generation systems and construction related projects, batteries, electrified power systems, electric powertrains, hydrogen production technologies, fuel cell products, parts, maintenance services and extended warranty coverage.

Typically, we recognize revenue on the products we sell at a point in time, generally in accordance with shipping terms, which reflects the transfer of control to the customer. Since control of construction projects transfer to the customer as the work is performed, revenue on these projects is recognized based on the percentage of inputs incurred to date compared to the total expected cost of inputs, which is reflective of the value transferred to the customer. Revenue is recognized under long-term maintenance and other service agreements over the term of the agreement as underlying services are performed based on the percentage of the cost of services provided to date compared to the total expected cost of services to be provided under the contract. Sales of extended coverage are recognized based on the pattern of expected costs over the extended coverage period or, if such a pattern is unknown, on a straight-line basis over the coverage period as the customer is considered to benefit from our stand ready obligation over the coverage period. In all cases, we believe cost incurred is the most representative depiction of the extent of service performed to date on a particular contract.

Our arrangements may include the act of shipping products to our customers after the performance obligation related to that product has been satisfied. We have elected to account for shipping and handling as activities to fulfill the promise to transfer goods and have not allocated revenue to the shipping activity. All related shipping and handling costs are accrued at the time the related performance obligation is satisfied.

Our sales arrangements may include the collection of sales and other similar taxes that are then remitted to the related taxing authority. We have elected to present the amounts collected for these taxes net of the related tax expense rather than presenting them as additional revenue.

We grant credit limits and terms to customers based upon traditional practices and competitive conditions. Typical terms vary by market, but payments are generally due in 90 days or less from invoicing for most of our product and service sales, while payments on construction, electrolyzer and certain power generation contracts may be due on an installment basis.

For contracts where the time between cash collection and performance is less than one year, we have elected to use the practical expedient that allows us to ignore the possible existence of a significant financing component within the contract. For contracts where this time period exceeds one year, generally the timing difference is the result of business concerns other than financing. We do have a limited amount of customer financing for which we charge or impute interest, but such amounts are immaterial to our *Consolidated Statements of Net Income.*

*Sales Incentives*

We provide various sales incentives to both our distribution network and OEM customers. These programs are designed to promote the sale of our products in the channel or encourage the usage of our products by OEM customers. When there is uncertainty surrounding these sales incentives, we may limit the amount of revenue we recognize under a contract until the uncertainty has been resolved. Sales incentives primarily fall into three categories:

- Volume rebates;

- Market share rebates; and

- Aftermarket rebates.

For volume rebates, we provide certain customers with rebate opportunities for attaining specified volumes during a particular quarter or year. We consider the expected amount of these rebates at the time of the original sale as we determine the overall transaction price. We update our assessment of the amount of rebates that will be earned quarterly based on our best estimate of the volume levels the customer will reach during the measurement period. For market share rebates, we provide certain customers with rebate opportunities based on the percentage of their production that utilizes our product. These rebates are typically measured either quarterly or annually and we assess them at least quarterly to determine our current estimates of amounts expected to be earned. These estimates are considered in the determination of transaction price at the time of the original sale based on the current market shares, with adjustments made as the level changes. For aftermarket rebates, we provide incentives to promote sales to certain dealers and end-markets. These rebates are typically paid on a quarterly, or more frequent basis. At the time of the sales, we consider the expected amount of these rebates when determining the overall transaction price. Estimates are adjusted at the end of each quarter based on the amounts yet to be paid. These estimates are based on historical experience with the particular program.

### Sales Returns

The initial determination of the transaction price may also be impacted by expected product returns. Rights of return do not exist for the majority of our sales other than for quality issues. We do offer certain return rights in our aftermarket business, where some aftermarket customers are permitted to return small amounts of parts and filters each year, and in our power generation business, which sells portable generators to retail customers. An estimate of future returns is accounted for at the time of sale as a reduction in the overall contract transaction price based on historical return rates.

### Multiple Performance Obligations

Our sales arrangements may include multiple performance obligations. We identify each of the material performance obligations in these arrangements and allocate the total transaction price to each performance obligation based on its relative selling price. In most cases, the individual performance obligations are also sold separately and we use that price as the basis for allocating revenue to the included performance obligations. When an arrangement includes multiple performance obligations and invoicing to the customer does not match the allocated portion of the transaction price, unbilled revenue or deferred revenue is recorded reflecting that difference. Unbilled and deferred revenue are discussed in more detail below.

### Long-term Contracts

Our long-term maintenance agreements often include a variable component of the transaction price. We are generally compensated under such arrangements on a cost per hour of usage basis. We typically can estimate the expected usage over the life of the contract, but reassess the transaction price each quarter and adjust our recognized revenue accordingly. Certain maintenance agreements apply to generators used to provide standby power, which have limited expectations of usage. These agreements may include monthly minimum payments, providing some certainty to the total transaction price. For these particular contracts that relate to standby power, we limit revenue recognized to date to an amount representing the total minimums earned to date under the contract plus any cumulative billings earned in excess of the minimums. We reassess the estimates of progress and transaction price on a quarterly basis. For prime power arrangements, revenue is not subject to such a constraint and is generally equal to the current estimate on a percentage of completion basis times the total expected revenue under the contract.

### Deferred Revenue

The timing of our billing does not always match the timing of our revenue recognition. We record deferred revenue when we are entitled to bill a customer in advance of when we are permitted to recognize revenue. Deferred revenue may arise in construction and other power generation systems and electrolyzer contracts, where billings may occur in advance of performance or in accordance with specific milestones. Deferred revenue may also occur in long-term maintenance contracts, where billings are often based on usage of the underlying equipment, which generally follows a predictable pattern that often will result in the accumulation of collections in advance of our performance of the related maintenance services. Finally, deferred revenue exists in our extended coverage contracts, where the cash is collected prior to the commencement of the coverage period. Deferred revenue is included in our *Consolidated Balance Sheets* as a component of current liabilities for the amount expected to be recognized in revenue in a period of less than one year and long-term liabilities for the amount expected to be recognized as revenue in a period beyond one year. Deferred revenue is recognized as revenue when control of the underlying product, project or service passes to the customer under the related contract.

### Unbilled Revenue

We recognize unbilled revenue when the revenue has been earned, but not yet billed. Unbilled revenue is included in our *Consolidated Balance Sheets* as a component of current assets for those expected to be collected in a period of less than one year and long-term assets for those expected to be collected in a period beyond one year. Unbilled revenue relates to our right to consideration for our completed performance under a contract. Unbilled revenue generally arises from contractual provisions that delay a portion of the

billings on genset deliveries until commissioning occurs. Unbilled revenue may also occur when billings trail the provision of service in construction and long-term maintenance contracts. Our unbilled revenue is assessed for collection risks at the time the amounts are initially recorded. This estimate of expected losses reflects those losses expected to occur over the contractual life of the unbilled amount through the time of collection. We did not record any impairment losses on our unbilled revenues during the years ended December 31, 2023, 2022 and 2021.

### Contract Costs

We are required to record an asset for the incremental costs of obtaining a contract with a customer and other costs to fulfill a contract not otherwise required to be immediately expensed when we expect to recover those costs. The only material incremental cost we incur is commission expense, which is generally incurred in the same period as the underlying revenue. Costs to fulfill a contract are generally limited to customer-specific engineering expenses that do not meet the definition of research and development expenses. As a practical expedient, we have elected to recognize these costs of obtaining a contract as an expense when the related contract period is less than one year. When the period exceeds one year, this asset is amortized over the life of the contract. We did not have any material capitalized balances at December 31, 2023 or 2022.

### Extended Warranty

We sell extended warranty coverage on most of our engines and on certain components. We consider a warranty to be extended coverage in any of the following situations:

- When a warranty is sold separately or is optional (extended coverage contracts, for example) or

- When a warranty provides additional services.

The consideration collected is initially deferred and is recognized as revenue in proportion to the costs expected to be incurred in performing services over the contract period. We compare the remaining deferred revenue balance quarterly to the estimated amount of future claims under extended warranty programs and provide an additional accrual when the deferred revenue balance is less than expected future costs.

### Foreign Currency Transactions and Translation

We translate assets and liabilities of foreign entities to U.S. dollars, where the local currency is the functional currency, at month-end exchange rates. We translate income and expenses to U.S. dollars using weighted-average exchange rates. We record adjustments resulting from translation in a separate component of accumulated other comprehensive loss (AOCL) and include the adjustments in net income only upon sale, loss of controlling financial interest or liquidation of the underlying foreign investment.

Foreign currency transaction gains and losses are included in current net income. For foreign entities where the U.S. dollar is the functional currency, including those operating in highly inflationary economies when applicable, we remeasure non-monetary balances and the related income statement amounts using historical exchange rates. We include the resulting gains and losses in income, including the effect of derivatives in our *Consolidated Statements of Net Income*, which combined with transaction gains and losses amounted to a net loss of $30 million and $8 million and a net gain of $2 million for the years ended December 31, 2023, 2022 and 2021, respectively.

### Fair Value Measurements

A three-level valuation hierarchy, based upon the observable and unobservable inputs, is used for fair value measurements. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions based on the best evidence available. These two types of inputs create the following fair value hierarchy:

- Level 1 - Quoted prices for *identical* instruments in active markets;

- Level 2 - Quoted prices for *similar* instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations whose significant inputs are observable; and

- Level 3 - Instruments whose significant inputs are *unobservable*.

### Derivative Instruments

We make use of derivative instruments in foreign exchange, commodity price and interest rate hedging programs. Derivatives currently in use are foreign currency forward contracts, commodity swaps and interest rate swaps and locks. These contracts are used strictly for hedging and not for speculative purposes.

Due to our international business presence, we are exposed to foreign currency exchange risk. We transact in foreign currencies and have assets, liabilities and investments in subsidiaries denominated in foreign currencies. Consequently, our income experiences some volatility related to movements in foreign currency exchange rates. In order to benefit from global diversification and after considering naturally offsetting currency positions, we enter into foreign currency forward contracts to minimize our existing exposures (recognized assets and liabilities) and hedge forecasted transactions. Foreign currency forward contracts are designated and qualify as foreign currency cash flow hedges. The unrealized gain or loss on the forward contract is deferred and reported as a component of AOCL. When the hedged forecasted transaction (sale or purchase) occurs, the unrealized gain or loss is reclassified into income in the same line item associated with the hedged transaction in the same period or periods during which the hedged transaction affects income. At December 31, 2023 and 2022, realized and unrealized gains and losses related to these hedges were not material to our financial statements.

To minimize the income volatility resulting from the remeasurement of net monetary assets and payables denominated in a currency other than the functional currency, we enter into foreign currency forward contracts, which are considered economic hedges. The objective is to offset the gain or loss from remeasurement with the gain or loss from the fair market valuation of the forward contract. These derivative instruments are not designated as hedges. Gains or losses are recorded directly to the *Consolidated Statements of Net Income.*

We are further exposed to foreign currency exchange risk as many of our subsidiaries are subject to fluctuations as the functional currencies of the underlying entities are not our U.S. dollar reporting currency. In order to minimize movements in certain investments, in 2022 we began entering into foreign exchange forwards designated as net investment hedges. These forwards are utilized to hedge portions of our net investments against the effect of exchange rate fluctuations on the translation of foreign currency balances to the U.S. dollar. The change in fair value related to the spot-to-forward rate difference is recorded as other income (expense) with all other changes in fair value deferred and reported as components of AOCL. The unrealized gain or loss is classified into income in the same period when the foreign subsidiary is sold or substantially liquidated.

We are exposed to fluctuations in commodity prices due to contractual agreements with component suppliers. In order to protect ourselves against future price volatility and, consequently, fluctuations in gross margins, we periodically enter into commodity swap and forward contracts with designated banks and other counterparties to fix the cost of certain raw material purchases with the objective of minimizing changes in inventory cost due to market price fluctuations. These commodity swaps are designated and qualify as cash flow hedges. At December 31, 2023, realized and unrealized gains and losses related to these hedges were not material to our financial statements. We also enter into physical forward contracts, which qualify for the normal purchases scope exception and are treated as purchase commitments. Additional information on the physical forwards is included in NOTE 15, "COMMITMENTS AND CONTINGENCIES."

We are exposed to market risk from fluctuations in interest rates. We manage our exposure to interest rate fluctuations through the use of interest rate swaps and locks. The objective is to more effectively balance our borrowing costs and interest rate risk for current and future exposure. The gain or loss on the swaps as well as the offsetting gain or loss on the hedged item are recognized in current income as interest expense. The gain or loss on the locks is deferred and reported as a component of AOCL. For more detail on our interest rate swaps, see NOTE 21, "DERIVATIVES."

We record all derivatives at fair value in our financial statements. Cash flows related to derivatives that are designated as hedges are classified in the same manner as the item being hedged, while cash flows related to derivatives that are not designated as hedges are included in cash flows from investing activities in our *Consolidated Statements of Cash Flows*.

Substantially all of our derivative contracts are subject to master netting arrangements, which provide us with the option to settle certain contracts on a net basis when they settle on the same day with the same currency. In addition, these arrangements provide for a net settlement of all contracts with a given counterparty in the event that the arrangement is terminated due to the occurrence of default or a termination event. When material, we adjust the value of our derivative contracts for counter-party or our credit risk. None of our derivative instruments are subject to collateral requirements.

## Income Tax Accounting

We determine our income tax expense using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Future tax benefits of net operating loss and credit carryforwards are also recognized as deferred tax assets. We evaluate the recoverability of our deferred tax assets each quarter by assessing the likelihood of future profitability and available tax planning strategies that could be implemented to realize our net deferred tax assets. A valuation allowance is recorded to reduce the tax assets to the net value management believes is more likely than not to be realized. In the event our operating performance deteriorates, future assessments could conclude that a larger valuation allowance will be needed to further reduce the deferred tax assets. In addition, we operate within multiple taxing jurisdictions and are subject to tax audits in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. We accrue for the

estimated additional tax and interest that may result from tax authorities disputing uncertain tax positions. We believe we made adequate provisions for income taxes for all years that are subject to audit based upon the latest information available. A more complete description of our income taxes and the future benefits of our net operating loss and credit carryforwards is disclosed in NOTE 5, "INCOME TAXES."

## Cash and Cash Equivalents

Cash equivalents are defined as short-term, highly liquid investments with an original maturity of 90 days or less at the time of purchase. The carrying amounts reflected in our *Consolidated Balance Sheets* for cash and cash equivalents approximate fair value due to the short-term maturity of these investments.

Cash payments for income taxes and interest were as follows:

| | Years ended December 31, | | |
|---|---|---|---|
| In millions | 2023 | 2022 | 2021 |
| Cash payments for income taxes, net of refunds | $ 1,181 | $ 903 | $ 521 |
| Cash payments for interest, net of capitalized interest | 374 | 184 | 111 |

## Marketable Securities

Debt securities are classified as "held-to-maturity," "available-for-sale" or "trading." We determine the appropriate classification of debt securities at the time of purchase and re-evaluate such classifications at each balance sheet date. At December 31, 2023 and 2022, all of our debt securities were classified as available-for-sale. Debt and equity securities are carried at fair value with the unrealized gain or loss, net of tax, reported in other comprehensive income and other income, respectively. For debt securities, unrealized losses considered to be "other-than-temporary" are recognized currently in other income. The cost of securities sold is based on the specific identification method. The fair value of most investment securities is determined by currently available market prices. Where quoted market prices are not available, we use the market price of similar types of securities that are traded in the market to estimate fair value. See NOTE 6, "MARKETABLE SECURITIES," for a detailed description of our investments in marketable securities.

## Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable represent amounts billed to customers and not yet collected or amounts that were earned, but may not be billed until the passage of time, and are recorded when the right to consideration becomes unconditional. Trade accounts receivable are recorded at the invoiced amount, which approximates net realizable value, and generally do not bear interest. The allowance for doubtful accounts is our best estimate of the amount of expected credit losses in our existing accounts receivable. We determine the allowance based on our historical collection experience and by performing an analysis of our accounts receivable in light of the current economic environment. This estimate of expected losses reflects those losses expected to occur over the contractual life of the receivable. We review our allowance for doubtful accounts on a regular basis. In addition, when necessary, we provide an allowance for the full amount of specific accounts deemed to be uncollectible. Account balances are charged off against the allowance in the period in which we determine that it is probable the receivable will not be recovered. The allowance for doubtful accounts balances were $75 million and $78 million at December 31, 2023, and 2022, respectively, and bad debt write-offs were not material.

## Inventories

Our inventories are stated at the lower of cost or net realizable value. For the years ended December 31, 2023 and 2022, approximately 12 percent and 14 percent, respectively, of our consolidated inventories (primarily heavy-duty and high-horsepower engines and parts) were valued using the last-in, first-out (LIFO) cost method. The cost of other inventories is generally valued using the first-in, first-out (FIFO) cost method. Our inventories at interim and year-end reporting dates include estimates for adjustments related to annual physical inventory results and for inventory cost changes under the LIFO cost method. Due to significant movements of partially-manufactured components and parts between manufacturing plants, we do not internally measure, nor do our accounting systems provide, a meaningful segregation between raw materials and work-in-process. See NOTE 7, "INVENTORIES," for additional information.

## Property, Plant and Equipment

We record property, plant and equipment at cost, inclusive of assets under finance leases. We depreciate the cost of the majority of our property, plant and equipment using the straight-line method with depreciable lives ranging from 20 to 40 years for buildings and 3 to 15 years for machinery, equipment and fixtures. Finance lease asset amortization is recorded in depreciation expense. We expense normal maintenance and repair costs as incurred. Depreciation expense totaled $691 million, $557 million and $514 million for the years ended December 31, 2023, 2022 and 2021, respectively. See NOTE 8, "PROPERTY, PLANT AND EQUIPMENT" and NOTE 9, "LEASES," for additional information.

**Impairment of Long-Lived Assets**

We review our long-lived assets for possible impairment whenever events or circumstances indicate that the carrying value of an asset or asset group may not be recoverable. We assess the recoverability of the carrying value of the long-lived assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. An impairment of a long-lived asset or asset group exists when the expected future pre-tax cash flows (undiscounted and without interest charges) estimated to be generated by the asset or asset group is less than its carrying value. If these cash flows are less than the carrying value of such asset or asset group, an impairment loss is measured based on the difference between the estimated fair value and carrying value of the asset or asset group. Assumptions and estimates used to estimate cash flows in the evaluation of impairment and the fair values used to determine the impairment are subject to a degree of judgment and complexity. Any changes to the assumptions and estimates resulting from changes in actual results or market conditions from those anticipated may affect the carrying value of long-lived assets and could result in a future impairment charge.

**Leases**

We determine if an arrangement contains a lease in whole or in part at the inception of the contract. Right-of-use (ROU) assets represent our right to use an underlying asset for the lease term while lease liabilities represent our obligation to make lease payments arising from the lease. All leases greater than 12 months result in the recognition of a ROU asset and a liability at the lease commencement date based on the present value of the lease payments over the lease term. As most of our leases do not provide the information required to determine the implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. This rate is determined considering factors such as the lease term, our credit standing and the economic environment of the location of the lease. We use the implicit rate when readily determinable.

Our lease terms include all non-cancelable periods and may include options to extend (or to not terminate) the lease when it is reasonably certain that we will exercise that option. Leases that have a term of 12 months or less at the commencement date are expensed on a straight-line basis over the lease term and do not result in the recognition of an asset or a liability.

Lease expense for operating leases is recognized on a straight-line basis over the lease term. Lease expense for finance leases is generally front-loaded as the finance lease ROU asset is depreciated on a straight-line basis, but interest expense on the liability is recognized utilizing the interest method that results in more expense during the early years of the lease. We have lease agreements with lease and non-lease components, primarily related to real estate, vehicle and information technology (IT) assets. For vehicle and real estate leases, we account for the lease and non-lease components as a single lease component. For IT leases, we allocate the payment between the lease and non-lease components based on the relative value of each component. See NOTE 9, "LEASES," for additional information.

**Goodwill**

We have the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value as a basis for determining whether it is necessary to perform an annual quantitative goodwill impairment test. We have elected this option on certain reporting units. The quantitative impairment test is only required if an entity determines through this qualitative analysis that it is more likely than not that the fair value of the reporting unit is less than its carrying value. In addition, the carrying value of goodwill must be tested for impairment on an interim basis in certain circumstances where impairment may be indicated. We perform our annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit's fair value.

When we are required or opt to perform the quantitative impairment test, the fair value of each reporting unit is estimated with either the market approach or the income approach. Our income approach method uses a discounted cash flow model in which cash flows anticipated over several periods, plus a terminal value at the end of that time horizon, are discounted to their present value using an appropriate rate of return. Our reporting units are generally defined as one level below an operating segment. However, there are four situations where we have aggregated two or more reporting units which share similar economic characteristics and thus are aggregated into a single reporting unit for testing purposes. These four situations are described further below:

- Within our Components segment, our emission solutions and Atmus businesses were aggregated into a single reporting unit,

- Within our Accelera segment, our fuel cell and electrolyzer businesses were aggregated into a single reporting unit and our epowertrain and traction systems businesses were aggregated into a single reporting unit and

- Our Distribution segment is considered a single reporting unit as it is managed geographically and all regions share similar economic characteristics and provide similar products and services.

The discounted cash flow model requires us to make projections of revenue, gross margin, operating expenses, working capital investment and fixed asset additions for the reporting units over a multi-year period. Additionally, management must estimate a weighted-average cost of capital, which reflects a market rate, for each reporting unit for use as a discount rate. The discounted cash flows are compared to the carrying value of the reporting unit and, if less than the carrying value, the difference is recorded as a goodwill impairment loss. In addition, we also perform sensitivity analyses to determine how much our forecasts can fluctuate before the fair value of a reporting unit would be lower than its carrying amount. Future changes in the judgments, assumptions and estimates that are used in our goodwill impairment testing, including discount rates or future operating results and related cash flow projections, could result in significantly different estimates of the fair values in the future. An increase in discount rates, a reduction in projected cash flows or a combination of the two could lead to a reduction in the estimated fair values, which may result in impairment charges that could materially affect our financial statements in any given year. We perform the goodwill impairment assessment as of the end of our fiscal third quarter.

At December 31, 2023, our recorded goodwill was $2.5 billion, of which approximately 31 percent resided in the axles and brakes reporting unit, 22 percent in the automated transmissions reporting unit and 19 percent in the aggregated emission solutions and filtration reporting unit. While none of the reporting units recorded a goodwill impairment in 2023, the estimated fair value of two of these reporting units did not significantly exceed the carrying value in our annual impairment testing. Our automated transmissions reporting unit had an estimated fair value that exceeded its carrying value by approximately 7 percent and our axles and brakes reporting unit had an estimated fair value that exceeded its carrying value by approximately 12 percent. Changes in our projections or estimates, a deterioration of our operating results and the related cash flow effect or a significant increase in the discount rate could decrease the estimated fair value of our reporting units and result in a future impairment of goodwill. See NOTE 10, "GOODWILL AND OTHER INTANGIBLE ASSETS," for additional information.

## Other Intangible Assets

We capitalize other intangible assets, such as trademarks, patents and customer relationships, that were acquired either individually or with a group of other assets. These intangible assets are amortized on a straight-line basis over their estimated useful lives generally ranging from 3 to 25 years. Intangible assets are reviewed for impairment when events or circumstances indicate that the carrying value may not be recoverable over the remaining lives of the assets. See NOTE 10, "GOODWILL AND OTHER INTANGIBLE ASSETS," for additional information.

## Software

We capitalize software that is developed or obtained for internal use. Software costs are amortized on a straight-line basis over their estimated useful lives generally ranging from 2 to 12 years. Software assets are reviewed for impairment when events or circumstances indicate that the carrying value may not be recoverable over the remaining lives of the assets. Upgrades and enhancements are capitalized if they result in significant modifications that enable the software to perform tasks it was previously incapable of performing. Software maintenance, training, data conversion and business process reengineering costs are expensed in the period in which they are incurred. See NOTE 10, "GOODWILL AND OTHER INTANGIBLE ASSETS," for additional information.

## Warranty

We estimate and record a liability for base warranty programs at the time our products are sold. Our estimates are based on historical experience and reflect management's best estimates of expected costs at the time products are sold and subsequent adjustment to those expected costs when actual costs differ. Factors considered in developing these estimates included component failure rates, repair costs and the point of failure within the product life cycle. As a result of the uncertainty surrounding the nature and frequency of product campaigns, the liability for such campaigns is recorded when we commit to a recall action or when a recall becomes probable and estimable, which generally occurs when it is announced. The liability for these campaigns is reflected in the provision for product campaigns. We review and assess the liability for these programs on a quarterly basis. We also assess our ability to recover certain costs from our suppliers and record a receivable when we believe a recovery is probable. In addition to costs incurred on warranty and product campaigns, from time to time we also incur costs related to customer satisfaction programs for items not covered by warranty. We accrue for these costs when agreement is reached with a specific customer. These costs are not included in the provision for warranties, but are included in cost of sales. In addition, we sell extended warranty coverage on most of our engines. See *Extended Warranty* policy discussion above and NOTE 14, "PRODUCT WARRANTY LIABILITY," for additional information.

## Contingent Liabilities

We record an accrual for contingent liabilities when the amounts are probable and estimable. As the cash flow associated with most of our contingent liabilities can not be reasonably predicted, we record our estimated obligations on an undiscounted basis. In addition, our accrual does not include amounts for estimated legal defense costs as those are expensed in the period in which they are incurred.

**Research and Development**

Our research and development programs are focused on product improvements, product extensions, innovations and cost reductions for our customers. Research and development expenditures include salaries, contractor fees, building costs, utilities, testing, technical information technology expenses, administrative expenses and allocation of corporate costs and are expensed, net of contract reimbursements, when incurred. From time to time, we enter into agreements with customers and government agencies to fund a portion of the research and development costs of a particular project. When not associated with a sales contract, we generally account for these reimbursements as an offset to the related research and development expenditure. Research and development expenses, net of contract reimbursements, were $1.4 billion, $1.2 billion and $1.1 billion for the years ended December 31, 2023, 2022 and 2021, respectively. Contract reimbursements were $81 million, $110 million and $104 million for the years ended December 31, 2023, 2022 and 2021, respectively.

**Related Party Transactions**

In accordance with the provisions of various joint venture agreements, we may purchase products and components from our joint ventures, sell products and components to our joint ventures and our joint ventures may sell products and components to unrelated parties. Joint venture transfer prices may differ from normal selling prices. Certain joint venture agreements transfer product at cost, some transfer product on a cost-plus basis, and others transfer product at market value.

The following is a summary of sales to and purchases from nonconsolidated equity investees:

| | Years ended December 31, | | |
| In millions | 2023 | 2022 | 2021 |
|---|---|---|---|
| Sales to nonconsolidated equity investees | $ 1,548 | $ 1,197 | $ 1,713 |
| Purchases from nonconsolidated equity investees | 2,628 | 1,838 | 1,796 |

The following is a summary of accounts receivable from and accounts payable to nonconsolidated equity investees:

| In millions | December 31, 2023 | December 31, 2022 | Balance Sheet Location |
|---|---|---|---|
| Accounts receivable from nonconsolidated equity investees | $ 530 | $ 376 | Accounts and notes receivable, net |
| Accounts payable to nonconsolidated equity investees | 324 | 292 | Accounts payable (principally trade) |

**Supply Chain Financing**

We currently have supply chain financing programs with financial intermediaries, which provide certain vendors the option to be paid by financial intermediaries earlier than the due date on the applicable invoice. When a vendor utilizes the program and receives an early payment from a financial intermediary, they take a discount on the invoice. We then pay the financial intermediary the face amount of the invoice on the original due date, which generally have 60 to 90 day payment terms. The maximum amount that we could have outstanding under the program was $512 million at December 31, 2023. We do not reimburse vendors for any costs they incur for participation in the program, their participation is completely voluntary and there are no assets pledged as security or other forms of guarantees provided for the committed payment to the finance provider or intermediary. As a result, all amounts owed to the financial intermediaries are presented as accounts payable in our *Consolidated Balance Sheets*. Amounts due to the financial intermediaries reflected in accounts payable at December 31, 2023, and 2022, were $199 million and $331 million, respectively.

The following table summarizes the changes in amounts due to financial intermediaries reflected in accounts payable for the year ended December 31, 2023:

| In millions | |
|---|---|
| Balance at December 31, 2022 | $ 331 |
| Additional invoices presented for payment | 1,141 |
| Payments to financial intermediaries | (1,274) |
| Foreign currency translation adjustments and other | 1 |
| Balance at December 31, 2023 | $ 199 |

**Government Assistance**

From time to time, we receive assistance from government agencies primarily related to two areas (1) expense reimbursement and funding grants in the form of cash in conjunction with research and development projects and (2) incentives primarily related to investments in new or existing facilities. The grants and related projects range in term from 1 to 6 years. Generally, the grant awards for research are payable to us when we achieve specific milestones or deliverables. Certain grant awards are subject to audit, whereby non-compliance may result in a refund to the government agency. Grants related to investments supporting facilities are typically in the form of reimbursement for capital assets or expenses such as training the employees at those facilities.

We recognize grant awards related to research and development as an offset of the related research and development expenditure when the awards become payable upon us meeting a specific milestone or deliverable. We recognize grant awards for reimbursement of capital as a reduction in value of the related fixed asset. We recognize grants for reimbursement of training or other expenses as an offset to the related expense. For the years ended December 31, 2023, and 2022, government grants did not have a material impact on our financial statements as a whole, and we did not have any individually material grant awards.

**RECENTLY ADOPTED AND RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS**

**Accounting Pronouncements Recently Adopted**

In September 2022, the Financial Accounting Standards Board (FASB) issued a standard related to the disclosure of additional information about the use of supplier finance programs. Under the new standard, entities are required to disclose (1) key terms of the programs, (2) the amount outstanding that remains unpaid as of the end of the period, including where amounts are recorded in the balance sheets and (3) an annual rollforward of those obligations, including the amount of obligations confirmed and the amount of obligations subsequently paid. We adopted the new standard on January 1, 2023, on a retrospective basis other than the rollforward, which we adopted on a prospective basis beginning with our 2023 annual financial statements. The adoption did not have a material impact on our financial statements. See "Supply Chain Financing" section above for additional information.

**Accounting Pronouncements Issued But Not Yet Effective**

In November 2023, the FASB issued Accounting Standards Update (ASU) 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," to enhance disclosures for significant segment expenses for all public entities required to report segment information in accordance with ASC 280. The standard did not change the definition of a segment, the method for determining segments or the criteria for aggregating operating segments into reportable segments. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Retrospective adoption is required for all prior periods presented in the financial statements. We plan to adopt the standard beginning with our 2024 Form 10-K. The adoption is not expected to have a material impact to our financial statements or disclosures.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements in Income Tax Disclosures" to enhance the transparency and decision usefulness of income tax disclosures. This amendment requires public companies to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. Additionally, under the amendment entities are required to disclose the amount of income taxes paid disaggregated by federal, state and foreign taxes, as well as disaggregated by material individual jurisdictions. Finally, the amendment requires entities to disclose income from continuing operations before income tax expense disaggregated between domestic and foreign and income tax expense from continuing operations disaggregated by federal, state and foreign. The new rules are effective for annual periods beginning after December 15, 2024. We will adopt this standard on a prospective basis as allowed by the standard. The adoption of this standard is not expected to have a material impact on our *Consolidated Financial Statements*.

**NOTE 2.  AGREEMENT IN PRINCIPLE**

In December 2023, we announced that we reached an agreement in principle with the Environmental Protection Agency (EPA), the California Air Resources Board (CARB), the Environmental and Natural Resources Division of the U.S. Department of Justice (DOJ) and the California Attorney General's Office (CA AG) to resolve certain regulatory civil claims regarding our emissions certification and compliance process for certain engines primarily used in pick-up truck applications in the U.S (collectively, the Agreement in Principle). As part of the Agreement in Principle, among other things, we agreed to pay civil penalties, complete recall requirements, undertake mitigation projects, provide extended warranties, undertake certain testing, take certain corporate compliance measures and make certain payments. Failure to comply with the terms and conditions of the Agreement in Principle will subject us to further stipulated penalties. We recorded a charge of $2.036 billion in the fourth quarter of 2023 to resolve the matters addressed by the Agreement in Principle involving approximately one million of our pick-up truck applications in the U.S. The charge is included in other operating expense, net, in our *Consolidated Statements of Net Income*. See NOTE 15, "COMMITMENTS AND CONTINGENCIES," for further information.

The majority of the amount is expected to be paid in 2024 after final regulatory and judicial approvals are obtained. As a result, $1.938 billion is included in other current liabilities in our *Consolidated Balance Sheets* with the remainder included in other long-

term liabilities. Of the total charge, $1.732 billion (primarily related to penalties) will be non-deductible for U.S. federal income tax purposes. The remaining amount, related to emissions mitigation projects and payments, extended warranties and other related compliance expenses is deductible for U.S. federal income tax purposes.

## NOTE 3. REVENUE FROM CONTRACTS WITH CUSTOMERS

### Long-term Contracts

We have certain arrangements, primarily long-term maintenance agreements, construction contracts, product sales with associated performance obligations extending beyond a year, product sales with lead times extending beyond one year that are non-cancellable or for which the customer incurs a penalty for cancellation and extended warranty coverage arrangements that span a period in excess of one year. The aggregate amount of the transaction price for these contracts, excluding extended warranty coverage arrangements, as of December 31, 2023, was $2.1 billion. We expect to recognize the related revenue of $1.0 billion over the next 12 months and $1.1 billion over periods up to 10 years. See NOTE 14,"PRODUCT WARRANTY LIABILITY," for additional disclosures on extended warranty coverage arrangements. Our other contracts generally are for a duration of less than one year, include payment terms that correspond to the timing of costs incurred when providing goods and services to our customers or represent sales-based royalties.

### Deferred and Unbilled Revenue

The following is a summary of our unbilled and deferred revenue and related activity:

| | December 31, | |
| --- | --- | --- |
| In millions | 2023 | 2022 |
| Unbilled revenue | $ 303 | $ 257 |
| Deferred revenue | 2,186 | 1,848 |

We recognized revenue of $733 million and $639 million in 2023 and 2022, respectively, that was included in the deferred revenue balance at the beginning of each year. We did not record any impairment losses on our unbilled revenues during 2023 or 2022.

### Disaggregation of Revenue

The table below presents our consolidated sales by geographic area. Net sales attributed to geographic areas were based on the location of the customer.

| | Years ended December 31, | | |
| --- | --- | --- | --- |
| In millions | 2023 | 2022 | 2021 |
| United States [1] | $ 19,302 | $ 15,833 | $ 12,489 |
| China | 3,115 | 2,390 | 3,169 |
| India | 1,678 | 1,392 | 1,133 |
| Other international [1] | 9,970 | 8,459 | 7,230 |
| Total net sales | $ 34,065 | $ 28,074 | $ 24,021 |

[1] We revised $281 million from other international to United States for the year ended December 31, 2022.

### *Segment Revenue*

As previously announced, our Components segment reorganized its reporting structure to carve out the electronics business into the newly formed software and electronics business and combined the turbo technologies and fuel systems businesses into the newly formed engine components business. We started reporting results for the reorganized business in the first quarter of 2023 and reflected these changes for prior periods. On May 26, 2023, with the Atmus Filtration Technologies Inc. (Atmus) initial public offering (IPO), we changed the name of our Components' filtration business to Atmus. See NOTE 23, "FORMATION OF ATMUS AND IPO," for additional information.

Components segment external sales by business were as follows:

| In millions | Years ended December 31, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| Axles and brakes | $ 4,822 | $ 1,879 | $ — |
| Emission solutions | 3,425 | 3,086 | 3,142 |
| Atmus | 1,345 | 1,259 | 1,171 |
| Engine components | 1,119 | 946 | 1,019 |
| Automated transmissions | 714 | 593 | 481 |
| Software and electronics | 106 | 84 | 119 |
| Total sales | $ 11,531 | $ 7,847 | $ 5,932 |

Engine segment external sales by market were as follows:

| In millions | Years ended December 31, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| Heavy-duty truck | $ 3,391 | $ 2,995 | $ 2,511 |
| Medium-duty truck and bus | 2,622 | 2,412 | 1,978 |
| Light-duty automotive | 1,748 | 1,704 | 1,845 |
| Total on-highway | 7,761 | 7,111 | 6,334 |
| Off-highway | 1,113 | 1,088 | 1,255 |
| Total sales | $ 8,874 | $ 8,199 | $ 7,589 |

As previously announced, due to the indefinite suspension of operations in Russia, we reorganized the regional management structure of our Distribution segment and moved all Commonwealth of Independent States (CIS) sales into the Europe and Africa and Middle East regions. The Russian portion of prior period CIS sales moved to the Europe region. We started to report results for our new regional management structure in the first quarter of 2023 and reflected these changes for historical periods.

Distribution segment external sales by region were as follows:

| In millions | Years ended December 31, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| North America | $ 7,054 | $ 5,948 | $ 4,902 |
| Asia Pacific | 1,091 | 1,011 | 901 |
| Europe | 848 | 914 | 962 |
| China | 424 | 351 | 323 |
| Africa and Middle East | 294 | 250 | 278 |
| India | 264 | 217 | 194 |
| Latin America | 224 | 210 | 182 |
| Total sales | $ 10,199 | $ 8,901 | $ 7,742 |

Distribution segment external sales by product line were as follows:

| In millions | Years ended December 31, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| Parts | $ 4,052 | $ 3,809 | $ 3,136 |
| Power generation | 2,496 | 1,767 | 1,754 |
| Engines | 1,987 | 1,770 | 1,493 |
| Service | 1,664 | 1,555 | 1,359 |
| Total sales | $ 10,199 | $ 8,901 | $ 7,742 |

Power Systems segment external sales by product line were as follows:

| | | Years ended December 31, | | | | | |
|---|---|---|---|---|---|---|---|
| In millions | | 2023 | | 2022 | | 2021 | |
| Power generation | $ | 1,698 | $ | 1,658 | $ | 1,481 | |
| Industrial | | 970 | | 843 | | 820 | |
| Generator technologies | | 457 | | 450 | | 349 | |
| Total sales | $ | 3,125 | $ | 2,951 | $ | 2,650 | |

## NOTE 4. INVESTMENTS IN EQUITY INVESTEES

Investments and advances related to equity method investees and our ownership percentages were as follows:

| | Ownership | December 31, | | | |
|---|---|---|---|---|---|
| Dollars in millions | percentage | 2023 | | 2022 | |
| Komatsu alliances | 20-50% | $ | 331 | $ | 295 |
| Beijing Foton Cummins Engine Co., Ltd. | 50% | | 194 | | 189 |
| Sisamex | 50% | | 149 | | 144 |
| Dongfeng Cummins Engine Company, Ltd. | 50% | | 128 | | 106 |
| Automotive Axles Limited | 36% | | 125 | | 125 |
| Chongqing Cummins Engine Company, Ltd. | 50% | | 110 | | 118 |
| Tata Cummins, Ltd. | 50% | | 89 | | 92 |
| Cummins-Scania XPI Manufacturing, LLC | 50% | | 85 | | 130 |
| Freios Master | 49% | | 84 | | 86 |
| Other | Various | | 505 | | 474 |
| Investments and advances related to equity method investees | | $ | 1,800 | $ | 1,759 |

We have approximately $936 million in our investment account at December 31, 2023, that represents cumulative undistributed income in our equity investees. Dividends received from our unconsolidated equity investees were $257 million, $318 million and $336 million in 2023, 2022 and 2021, respectively.

Equity, royalty and interest income from investees, net of applicable taxes, was as follows:

| | | | Years ended December 31, | | | |
|---|---|---|---|---|---|---|
| In millions | | 2023 | | 2022 | | 2021 |
| **Manufacturing entities** | | | | | | |
| Dongfeng Cummins Engine Company, Ltd. | $ | 65 | $ | 45 | $ | 82 |
| Beijing Foton Cummins Engine Co., Ltd. | | 47 | | 37 | | 112 |
| Chongqing Cummins Engine Company, Ltd. | | 36 | | 32 | | 39 |
| Tata Cummins, Ltd. | | 29 | | 27 | | 18 |
| All other manufacturers | | 91 | | 28 [1] | | 131 |
| **Distribution entities** | | | | | | |
| Komatsu Cummins Chile, Ltda. | | 55 | | 44 | | 32 |
| All other distributors | | 16 | | 11 | | 10 |
| Cummins share of net income | | 339 | | 224 | | 424 |
| **Royalty and interest income** | | 144 | | 125 | | 82 |
| Equity, royalty and interest income from investees | $ | 483 | $ | 349 | $ | 506 |

[1] Includes a $28 million impairment of our joint venture with KAMAZ and $3 million of royalty charges as part of our costs associated with the indefinite suspension of our Russian operations. In addition, on February 7, 2022, we purchased Westport Fuel System Inc.'s stake in Westport JV. See NOTE 24, "ACQUISITIONS," and NOTE 22, "RUSSIAN OPERATIONS," for additional information.

**Manufacturing Entities**

Our manufacturing joint ventures were generally formed with customers and are primarily intended to allow us to increase our market penetration in geographic regions, reduce capital spending, streamline our supply chain management and develop technologies. Our largest manufacturing joint ventures are based in China and are included in the list below. Our engine manufacturing joint ventures are supplied by our Components segment in the same manner as it supplies our wholly-owned Engine segment and Power Systems segment manufacturing facilities. Our Components segment joint ventures and wholly-owned entities provide axles, drivelines, brakes and suspension systems for commercial diesel and natural gas applications, aftertreatment systems, turbochargers, fuel systems, filtration products, automated transmissions and electronics that are used with our engines as well as some competitors' products. The results and investments in our joint ventures in which we have 50 percent or less ownership interest (except for Eaton Cummins Automated Transmission Technologies joint venture, which is consolidated due to our majority voting interest) are included in equity, royalty and interest income from investees and investments and advances related to equity method investees in our *Consolidated Statements of Net Income* and *Consolidated Balance Sheets*, respectively.

- ***Dongfeng Cummins Engine Company, Ltd.*** - Dongfeng Cummins Engine Company, Ltd. (DCEC) is a joint venture in China with Dongfeng Automotive Co. Ltd., a subsidiary of Dongfeng Motor Corporation and one of the largest medium-duty and heavy-duty truck manufacturers in China. DCEC produces 3.9 liter to 14.5 liter diesel engines with a power range from 80 to 760 horsepower, natural gas engines and automated transmissions. On-highway engines are used in multiple applications in light-duty and medium-duty trucks, special purpose vehicles, buses and heavy-duty trucks with a main market in China. Off-highway engines are used in a variety of construction, power generation, marine and agriculture markets in China.

- ***Beijing Foton Cummins Engine Co., Ltd.*** - Beijing Foton Cummins Engine Co., Ltd. is a joint venture in China with Beiqi Foton Motor Co., Ltd., a commercial vehicle manufacturer, which has two distinct lines of business - a light-duty business and a heavy-duty business. The light-duty business produces our families of ISF 2.5 liter to 4.5 liter high performance light-duty diesel engines in Beijing. These engines are used in light-duty and medium-duty commercial trucks, pick-up trucks, buses, multipurpose and sport utility vehicles with main markets in China and Brazil. Certain types of small construction equipment and industrial applications are also served by these engine families. The heavy-duty business produces 8.5 liter to 14.5 liter high performance heavy-duty diesel and natural gas engines in Beijing. Certain types of construction equipment and industrial applications are also served by these engine families.

- ***Chongqing Cummins Engine Company, Ltd.*** - Chongqing Cummins Engine Company, Ltd. is a joint venture in China with Chongqing Machinery and Electric Co. Ltd. This joint venture manufactures several models of our heavy-duty and high-horsepower diesel engines primarily serving the industrial and stationary power markets in China.

- ***Tata Cummins, Ltd.*** - Tata Cummins, Ltd. is a joint venture in India with Tata Motors Ltd., the largest automotive company in India and a member of the Tata group of companies. This joint venture manufactures Cummins' 3.8 to 8.9 liter diesel and natural gas engines in India with a power range from 75 to 400 horsepower for use in trucks and buses manufactured by Tata Motors, as well as for various on-highway, industrial and power generation applications for Cummins.

In September 2023, our Accelera business signed an agreement to form a joint venture with Daimler Trucks and Buses US Holding LLC (Daimler Truck), PACCAR Inc. (PACCAR) and EVE Energy to accelerate and localize battery cell production and the battery supply chain in the U.S., including building a 21-gigawatt hour battery production facility in Marshall County, Mississippi. The joint venture will manufacture battery cells for electric commercial vehicles and industrial applications. Accelera, Daimler Truck and PACCAR will each own 30 percent of the joint venture, while EVE Energy will own 10 percent. Total investment by the partners is expected to be in the range of $2 billion to $3 billion for the 21-gigawatt hour facility. The transaction is subject to closing conditions and receipt of applicable merger control and regulatory approvals including submission of a voluntary notice to the Committee on Foreign Investment in the U.S.

**Distribution Entities**

We have an extensive worldwide distributor and dealer network through which we sell and distribute our products and services. Generally, our distributors are divided by geographic region with some of our distributors being wholly-owned by Cummins, some partially-owned and some independently owned. We consolidate all wholly-owned distributors and partially-owned distributors where we are the primary beneficiary and account for other partially-owned distributors using the equity method of accounting.

***Komatsu Cummins Chile, Ltda.*** - Komatsu Cummins Chile, Ltda. is a joint venture with Komatsu America Corporation. The joint venture is a distributor that offers the full range of our products and services to customers and end-users in Chile and Peru.

In certain cases where we own a partial interest in a distributor, we may be obligated to purchase the other equity holders' interests if certain events occur (such as the death or resignation of the distributor principal or a change in control of Cummins Inc.). The purchase consideration of the equity interests may be determined based on the fair value of the distributor's assets. Repurchase obligations and practices vary by geographic region.

All distributors that are partially-owned are considered to be related parties in our *Consolidated Financial Statements*.

**Equity Investee Financial Summary**

Summary financial information for our equity investees was as follows:

| In millions | | Years ended and at December 31, | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2023 | | 2022 | | 2021 |
| Net sales | $ | 9,998 | $ | 7,501 | $ | 8,934 |
| Gross margin | | 1,597 | | 1,211 | | 1,574 |
| Net income | | 677 | | 475 | | 802 |
| | | | | | | |
| Cummins share of net income | $ | 339 | $ | 224 | $ | 424 |
| Royalty and interest income | | 144 | | 125 | | 82 |
| Total equity, royalty and interest from investees | $ | 483 | $ | 349 | $ | 506 |
| | | | | | | |
| Current assets | $ | 4,922 | $ | 4,252 | | |
| Long-term assets | | 2,021 | | 1,935 | | |
| Current liabilities | | (3,812) | | (3,224) | | |
| Long-term liabilities | | (432) | | (399) | | |
| Net assets | $ | 2,699 | $ | 2,564 | | |
| | | | | | | |
| Cummins share of net assets | $ | 1,786 | $ | 1,715 | | |

## NOTE 5. INCOME TAXES

The following table summarizes income before income taxes:

| In millions | | Years ended December 31, | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2023 | | 2022 | | 2021 |
| U.S. (loss) income | $ | (541) | $ | 1,336 | $ | 1,251 |
| Foreign income | | 2,167 | | 1,483 | | 1,500 |
| Income before income taxes | $ | 1,626 | $ | 2,819 | $ | 2,751 |

Income tax expense (benefit) consisted of the following:

| In millions | | Years ended December 31, | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2023 | | 2022 | | 2021 |
| Current | | | | | | |
| U.S. federal and state | $ | 611 | $ | 425 | $ | 261 |
| Foreign | | 632 | | 485 | | 319 |
| Total current income tax expense | | 1,243 | | 910 | | 580 |
| Deferred | | | | | | |
| U.S. federal and state | | (468) | | (229) | | (12) |
| Foreign | | 11 | | (45) | | 19 |
| Total deferred income tax (benefit) expense | | (457) | | (274) | | 7 |
| Income tax expense | $ | 786 | $ | 636 | $ | 587 |

A reconciliation of the statutory U.S. federal income tax rate to the effective tax rate was as follows:

| | Years ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| Statutory U.S. federal income tax rate | **21.0 %** | 21.0 % | 21.0 % |
| State income tax, net of federal effect | **(0.4)** | 1.3 | 1.1 |
| Differences in rates and taxability of foreign subsidiaries and joint ventures [1] | **11.9** | 3.1 | 0.1 |
| Research tax credits | **(4.7)** | (1.8) | (0.6) |
| Foreign derived intangible income | **(4.2)** | (2.0) | (1.0) |
| Agreement in Principle, federal impact [2] | **22.4** | — | — |
| Agreement in Principle, state impact [2] | **2.1** | — | — |
| Other, net | **0.2** | 1.0 | 0.7 |
| Effective tax rate | **48.3 %** | 22.6 % | 21.3 % |

[1] Includes the jurisdictional mix of pre-tax income and impact of actual and planned repatriation of earnings back to the U.S.

[2] See NOTE 2, "AGREEMENT IN PRINCIPLE," for additional information.

The year ended December 31, 2023, contained unfavorable net discrete items of $397 million, primarily due to $398 million in the fourth quarter related to the $2.0 billion charge from the Agreement in Principle, $22 million of unfavorable adjustments for uncertain tax positions and $3 million of net unfavorable other discrete tax items, partially offset by $21 million of favorable return to provision adjustments and $5 million of favorable share-based compensation tax benefit. See NOTE 2, "AGREEMENT IN PRINCIPLE," for additional information.

The year ended December 31, 2022, contained discrete tax items that netted to zero, primarily due to $31 million of favorable changes in accrued withholding taxes, $29 million of favorable changes in tax reserves, $15 million of favorable valuation allowance adjustments and $9 million of favorable other net discrete items, offset by $69 million of unfavorable tax costs associated with internal restructuring ahead of the planned separation of Atmus and $15 million of unfavorable return to provision adjustments related to the 2021 filed tax returns.

The year ended December 31, 2021, contained $9 million of unfavorable net discrete tax items, primarily due to $12 million of unfavorable provision to return adjustments related to the 2020 filed tax returns, partially offset by $3 million of favorable other discrete tax items.

At December 31, 2023, $6.0 billion of non-U.S. earnings are considered indefinitely reinvested in operations outside the U.S. for which deferred taxes were not provided. Determination of the related deferred tax liability, if any, is not practicable because of the complexities associated with the hypothetical calculation.

Carryforward tax benefits and the tax effect of temporary differences between financial and tax reporting that give rise to net deferred tax assets (liabilities) were as follows:

| In millions | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Deferred tax assets | | |
| U.S. and state carryforward benefits | $ 272 | $ 272 |
| Foreign carryforward benefits | 609 | 527 |
| Employee benefit plans | 347 | 258 |
| Warranty expenses | 483 | 458 |
| Lease liabilities | 125 | 110 |
| Capitalized research and development expenditures | 591 | 238 |
| Accrued expenses | 253 | 174 |
| Other | 78 | 126 |
| Gross deferred tax assets | 2,758 | 2,163 |
| Valuation allowance | (789) | (704) |
| Total deferred tax assets | 1,969 | 1,459 |
| Deferred tax liabilities | | |
| Property, plant and equipment | (367) | (369) |
| Unremitted income of foreign subsidiaries and joint ventures | (179) | (210) |
| Employee benefit plans | (278) | (311) |
| Lease assets | (123) | (108) |
| Intangible assets | (406) | (435) |
| Other | (64) | (50) |
| Total deferred tax liabilities | (1,417) | (1,483) |
| Net deferred tax (liabilities) assets | $ 552 | $ (24) |

Our 2023 U.S. carryforward benefits include $272 million of state credit and net operating loss carryforward benefits that begin to expire in 2024. Our foreign carryforward benefits include $609 million of net operating loss carryforwards that begin to expire in 2024. A valuation allowance is recorded to reduce the gross deferred tax assets to an amount we believe is more likely than not to be realized. The valuation allowance is $789 million and increased in 2023 by a net $85 million. The valuation allowance is primarily attributable to the uncertainty regarding the realization of a portion of the U.S. state and foreign net operating loss and tax credit carryforward benefits.

Our *Consolidated Balance Sheets* contain the following tax related items:

| In millions | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Prepaid expenses and other current assets | | |
| Refundable income taxes | $ 81 | $ 83 |
| Other assets | | |
| Deferred income tax assets | 1,082 | 625 |
| Long-term refundable income taxes | 27 | 14 |
| Other accrued expenses | | |
| Income tax payable | 242 | 173 |
| Other liabilities | | |
| Long-term income taxes | 111 | 192 |
| Deferred income tax liabilities | 530 | 649 |

A reconciliation of unrecognized tax benefits for the years ended December 31, 2023, 2022 and 2021 was as follows:

| | | December 31, | | | | |
|---|---|---|---|---|---|---|
| In millions | | 2023 | | 2022 | | 2021 |
| Balance at beginning of year | $ | 283 | $ | 89 | $ | 122 |
| Additions to tax positions due to acquisitions | | 8 | | 189 | | — |
| Additions to current year tax positions | | 21 | | 17 | | 11 |
| Additions to prior years' tax positions | | 19 | | 17 | | 16 |
| Reductions to prior years' tax positions | | (1) | | (1) | | (28) |
| Reductions for tax positions due to settlements with taxing authorities | | — | | (28) | | (32) |
| Balance at end of year | $ | 330 | $ | 283 | $ | 89 |

Included in the December 31, 2023, 2022 and 2021, balances are $314 million, $270 million and $85 million, respectively, related to tax positions that, if recognized, would favorably impact the effective tax rate in future periods. We also accrued interest expense related to the unrecognized tax benefits of $33 million, $18 million and $15 million as of December 31, 2023, 2022 and 2021, respectively. We recognize potential accrued interest and penalties related to unrecognized tax benefits in income tax expense.

Audit outcomes and the timing of audit settlements are subject to significant uncertainty. Although we believe that adequate provision has been made for such issues, there is the possibility that the ultimate resolution of such issues could have an adverse effect on our earnings. Conversely, if these issues are resolved favorably in the future, the related provision would be reduced, thus having a positive impact on earnings.

As a result of our global operations, we file income tax returns in various jurisdictions including U.S. federal, state and foreign jurisdictions. We are routinely subject to examination by taxing authorities throughout the world, including Australia, Belgium, Brazil, Canada, China, France, India, Mexico, the U.K. and the U.S. With few exceptions, our U.S. federal, major state and foreign jurisdictions are no longer subject to income tax assessments for years before 2018.

## NOTE 6. MARKETABLE SECURITIES

A summary of marketable securities, all of which are classified as current, was as follows:

| | | | December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | 2023 | | | | | | 2022 | | |
| In millions | | Cost | | Gross unrealized gains/(losses) [1] | | Estimated fair value | | Cost | | Gross unrealized gains/(losses) [1] | Estimated fair value |
| Equity securities | | | | | | | | | | | |
| Debt mutual funds | $ | 272 | $ | — | $ | 272 | $ | 238 | $ | (5) $ | 233 |
| Certificates of deposit | | 246 | | — | | 246 | | 209 | | — | 209 |
| Equity mutual funds | | 22 | | 6 | | 28 | | 25 | | 3 | 28 |
| Debt securities | | 16 | | — | | 16 | | 2 | | — | 2 |
| Marketable securities | $ | 556 | $ | 6 | $ | 562 | $ | 474 | $ | (2) $ | 472 |

[1] Unrealized gains and losses for debt securities are recorded in other comprehensive income while unrealized gains and losses for equity securities are recorded in our *Consolidated Statements of Net Income*.

All debt securities are classified as available-for-sale. All marketable securities presented use a Level 2 fair value measure. The fair value of Level 2 securities is estimated using actively quoted prices for similar instruments from brokers and observable inputs where available, including market transactions and third-party pricing services, or net asset values provided to investors. We do not currently have any Level 3 securities, and there were no transfers between Level 2 or 3 during 2023 or 2022.

A description of the valuation techniques and inputs used for our Level 2 fair value measures is as follows:

- *Debt mutual funds*— The fair value measures for the vast majority of these investments are the daily net asset values published on a regulated governmental website. Daily quoted prices are available from the issuing brokerage and are used on a test basis to corroborate this Level 2 input measure.

- *Certificates of deposit*— These investments provide us with a contractual rate of return and generally range in maturity from three months to five years. The counterparties to these investments are reputable financial institutions with investment grade credit ratings. Since these instruments are not tradable and must be settled directly by us with the respective financial institution, our fair value measure is the financial institution's month-end statement.

- *Equity mutual funds*— The fair value measures for these investments are the net asset values published by the issuing brokerage. Daily quoted prices are available from reputable third-party pricing services and are used on a test basis to corroborate this Level 2 input measure.

- *Debt securities*— The fair value measures for these securities are broker quotes received from reputable firms. These securities are infrequently traded on a national exchange and these values are used on a test basis to corroborate our Level 2 input measure.

The proceeds from sales and maturities of marketable securities were as follows:

| In millions | Years ended December 31, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| Proceeds from sales of marketable securities | $ 1,075 | $ 750 | $ 494 |
| Proceeds from maturities of marketable securities | 259 | 401 | 179 |
| Investments in marketable securities - liquidations | $ 1,334 | $ 1,151 | $ 673 |

## NOTE 7.  INVENTORIES

Inventories are stated at the lower of cost or net realizable value. Inventories included the following:

| In millions | December 31, | |
| --- | --- | --- |
| | 2023 | 2022 |
| Finished products | $ 2,770 | $ 2,917 |
| Work-in-process and raw materials | 3,156 | 2,926 |
| Inventories at FIFO cost | 5,926 | 5,843 |
| Excess of FIFO over LIFO | (249) | (240) |
| Inventories | $ 5,677 | $ 5,603 |

## NOTE 8.  PROPERTY, PLANT AND EQUIPMENT

Details of our property, plant and equipment balance were as follows:

| In millions | December 31, | |
| --- | --- | --- |
| | 2023 | 2022 |
| Land and buildings | $ 3,039 | $ 2,908 |
| Machinery, equipment and fixtures | 7,245 | 6,598 |
| Construction in process | 1,390 | 1,001 |
| Property, plant and equipment, gross | 11,674 | 10,507 |
| Less: Accumulated depreciation | (5,425) | (4,986) |
| Property, plant and equipment, net | $ 6,249 | $ 5,521 |

## NOTE 9.  LEASES

Our lease portfolio consists primarily of real estate and equipment leases. Our real estate leases primarily consist of land, office, distribution, warehousing and manufacturing facilities. These leases typically range in term from 2 to 50 years and may contain renewal options for periods up to 10 years at our discretion. Our equipment lease portfolio consists primarily of vehicles (including service vehicles), fork trucks and IT equipment. These leases typically range in term from two to three years and may contain renewal options. Our leases generally do not contain variable lease payments other than (1) certain foreign real estate leases which have payments indexed to inflation and (2) certain real estate executory costs (such as taxes, insurance and maintenance), which are paid based on actual expenses incurred by the lessor during the year. Our leases generally do not include residual value guarantees other than our service vehicle fleet, which has a residual guarantee based on a percentage of the original cost declining over the lease term.

The components of our lease cost were as follows:

| In millions | | Years ended December 31, | | | | | |
|---|---|---|---|---|---|---|---|
| | | 2023 | | 2022 | | 2021 | |
| Operating lease cost | $ | 165 | $ | 160 | $ | 172 | |
| Finance lease cost | | | | | | | |
| Amortization of right-of-use asset | | 20 | | 19 | | 16 | |
| Interest expense | | 4 | | 4 | | 4 | |
| Short-term lease cost | | 24 | | 23 | | 18 | |
| Variable lease cost | | 14 | | 12 | | 11 | |
| Total lease cost | $ | 227 | $ | 218 | $ | 221 | |

Supplemental balance sheet information related to leases:

| In millions | | December 31, | | | Balance Sheet Location |
|---|---|---|---|---|---|
| | | 2023 | | 2022 | |
| **Assets** | | | | | |
| Operating lease assets | $ | 501 | $ | 492 | Other assets |
| Finance lease assets [1] | | 115 | | 117 | Property, plant and equipment, net |
| Total lease assets | $ | 616 | $ | 609 | |
| | | | | | |
| **Liabilities** | | | | | |
| Current | | | | | |
| Operating lease liabilities | $ | 138 | $ | 132 | Other accrued expenses |
| Finance lease liabilities | | 17 | | 32 | Current maturities of long-term debt |
| Long-term | | | | | |
| Operating lease liabilities | | 374 | | 368 | Other liabilities |
| Finance lease liabilities | | 94 | | 81 | Long-term debt |
| Total lease liabilities | $ | 623 | $ | 613 | |

[1] Finance lease assets were recorded net of accumulated amortization of $77 million and $78 million at December 31, 2023 and 2022.

Supplemental cash flow and other information related to leases:

| In millions | | Years ended December 31, | | | | | |
|---|---|---|---|---|---|---|---|
| | | 2023 | | 2022 | | 2021 | |
| Cash paid for amounts included in the measurement of lease liabilities | | | | | | | |
| Operating cash flows from operating leases | $ | 148 | $ | 151 | $ | 159 | |
| Operating cash flows from finance leases | | 4 | | 4 | | 4 | |
| Financing cash flows from finance leases | | 35 | | 16 | | 14 | |
| | | | | | | | |
| Right-of-use assets obtained in exchange for lease obligations | | | | | | | |
| Operating leases | $ | 153 | $ | 148 | $ | 160 | |
| Finance leases | | 12 | | 29 | | 13 | |

Additional information related to leases:

| | December 31, | |
|---|---|---|
| | **2023** | **2022** |
| Weighted-average remaining lease term (in years) | | |
| Operating leases | **5.2** | 5.4 |
| Finance leases | **8.6** | 7.9 |
| | | |
| Weighted-average discount rate | | |
| Operating leases | **4.2 %** | 3.7 % |
| Finance leases | **5.0 %** | 4.7 % |

Following is a summary of the future minimum lease payments related to finance and operating leases with terms of more than one year at December 31, 2023, together with the net present value of the minimum payments:

| In millions | Finance Leases | Operating Leases |
|---|---|---|
| 2024 | $ 23 | $ 155 |
| 2025 | 19 | 126 |
| 2026 | 15 | 92 |
| 2027 | 13 | 68 |
| 2028 | 12 | 45 |
| After 2028 | 56 | 90 |
| Total minimum lease payments | 138 | 576 |
| Interest | (27) | (64) |
| Present value of net minimum lease payments | $ 111 | $ 512 |

## NOTE 10. GOODWILL AND OTHER INTANGIBLE ASSETS

The following table summarizes the changes in the carrying amount of goodwill for the years ended December 31, 2023 and 2022:

| In millions | Components | Accelera | Distribution | Power Systems | Engine | Total |
|---|---|---|---|---|---|---|
| Balance at December 31, 2021 | $ 934 | $ 257 | $ 79 | $ 11 | $ 6 | $ 1,287 |
| Acquisitions | 835 | 237 | — | — | — | 1,072 |
| Foreign currency translation and other | (17) | 1 | — | — | — | (16) |
| Balance at December 31, 2022 | 1,752 | 495 | 79 | 11 | 6 | 2,343 |
| Acquisitions | **122** | — | **4** | — | **18** | **144** |
| Foreign currency translation and other | **10** | 1 | — | — | 1 | **12** |
| Balance at December 31, 2023 | $ **1,884** | $ **496** | $ **83** | $ **11** | $ **25** | $ **2,499** |

Intangible assets that have finite useful lives are amortized over their estimated useful lives. The following table summarizes our other intangible assets with finite useful lives that are subject to amortization:

| | | December 31, | | |
|---|---|---|---|---|
| In millions | | 2023 | | 2022 |
| Software | $ | 622 | $ | 679 |
| Less: Accumulated amortization | | (323) | | (410) |
| Software, net | | 299 | | 269 |
| | | | | |
| Trademarks, patents, customer relationships and other | | 2,886 | | 2,858 |
| Less: Accumulated amortization | | (666) | | (440) |
| Trademarks, patents, customer relationships and other, net | | 2,220 | | 2,418 |
| Other intangible assets, net | $ | 2,519 | $ | 2,687 |

Amortization expense for software and other intangibles totaled $324 million, $223 million and $144 million for the years ended December 31, 2023, 2022 and 2021, respectively. The projected amortization expense of our intangible assets, assuming no further acquisitions or dispositions, is as follows:

| In millions | 2024 | 2025 | 2026 | 2027 | 2028 |
|---|---|---|---|---|---|
| Projected amortization expense | $ 323 | $ 299 | $ 281 | $ 260 | $ 233 |

## NOTE 11. PENSIONS AND OTHER POSTRETIREMENT BENEFITS

**Pension Plans**

We sponsor several pension plans covering substantially all employees. Generally, pension benefits for salaried employees are determined as a function of employee's compensation. Pension benefits for most hourly employees are determined similarly and as a function of employee's compensation, with the exception of a small group of hourly employees whose pension benefits were grandfathered in accordance with agreements with their union representation and are based on their years of service and compensation during active employment. The level of benefits and terms of vesting may vary among plans and are offered in accordance with applicable laws. Pension plan assets are administered by trustees and are principally invested in fixed income securities and equity securities. It is our policy to make contributions to our various qualified plans in accordance with statutory and contractual funding requirements, and any additional contributions we determine are appropriate.

*Obligations, Assets and Funded Status*

Benefit obligation balances presented below reflect the projected benefit obligation (PBO) for our pension plans. The changes in the benefit obligations, the various plan assets, the funded status of the plans and the amounts recognized in our *Consolidated Balance Sheets* for our significant pension plans at December 31 were as follows:

| In millions | Qualified and Non-Qualified Pension Plans | | | |
| | U.S. Plans | | U.K. Plans | |
| | 2023 | 2022 | 2023 | 2022 |
|---|---|---|---|---|
| **Change in benefit obligation** | | | | |
| Benefit obligation at the beginning of the year | $ 3,171 | $ 3,012 | $ 1,398 | $ 1,887 |
| Service cost | 117 | 137 | 17 | 30 |
| Interest cost | 168 | 101 | 70 | 39 |
| Actuarial loss (gain) | 172 | (643) | 47 | (702) |
| Benefits paid from fund | (223) | (200) | (87) | (70) |
| Benefits paid directly by employer | (25) | (25) | — | — |
| Plan amendment | 1 | 3 | — | — |
| Assumption of Meritor's benefit obligation | — | 786 | — | 418 |
| Foreign currency translation adjustments | — | — | 80 | (204) |
| Benefit obligation at end of year | $ 3,381 | $ 3,171 | $ 1,525 | $ 1,398 |
| **Change in plan assets** | | | | |
| Fair value of plan assets at beginning of year | $ 3,828 | $ 3,548 | $ 1,670 | $ 2,390 |
| Actual return on plan assets | 221 | (244) | (51) | (960) |
| Employer contributions | — | 25 | 90 | 3 |
| Benefits paid from fund | (223) | (200) | (87) | (70) |
| Assumption of Meritor's plan assets | — | 699 | — | 565 |
| Foreign currency translation adjustments | — | — | 98 | (258) |
| Fair value of plan assets at end of year | $ 3,826 | $ 3,828 | $ 1,720 | $ 1,670 |
| Funded status (including unfunded plans) at end of year | $ 445 | $ 657 | $ 195 | $ 272 |
| **Amounts recognized in consolidated balance sheets** | | | | |
| Pension assets | $ 1,002 | $ 1,126 | $ 195 | $ 272 |
| Accrued compensation, benefits and retirement costs | (27) | (24) | — | — |
| Other liabilities | (530) | (445) | — | — |
| Net amount recognized | $ 445 | $ 657 | $ 195 | $ 272 |
| **Amounts recognized in accumulated other comprehensive loss** | | | | |
| Net actuarial loss | $ 493 | $ 273 | $ 606 | $ 402 |
| Prior service cost | 8 | 8 | 8 | 10 |
| Net amount recognized | $ 501 | $ 281 | $ 614 | $ 412 |

In addition to the pension plans in the above table, we also maintain less significant defined benefit pension plans in 15 other countries outside of the U.S. and the U.K. that comprise approximately 5 percent and 6 percent of our pension plan assets and benefit obligations, respectively, at December 31, 2023. These plans are reflected in other liabilities on our *Consolidated Balance Sheets*. In 2023 and 2022, we made $16 million and $12 million of contributions to these plans, respectively.

The following table summarizes the total accumulated benefit obligation (ABO), the ABO for defined benefit pension plans with ABO in excess of plan assets and the PBO for defined benefit pension plans with PBO in excess of plan assets:

| In millions | Qualified and Non-Qualified Pension Plans | | | |
| | U.S. Plans | | U.K. Plans | |
| | 2023 | 2022 | 2023 | 2022 |
|---|---|---|---|---|
| Total ABO | $ 3,334 | $ 3,138 | $ 1,504 | $ 1,376 |
| Plans with ABO in excess of plan assets | | | | |
| ABO | 1,067 | 1,044 | — | — |
| Plans with PBO in excess of plan assets | | | | |
| PBO | 1,116 | 1,078 | — | — |

*Components of Net Periodic Pension Cost (Income)*

The following table presents the net periodic pension cost (income) under our plans for the years ended December 31:

| | | Qualified and Non-Qualified Pension Plans | | | | | |
| | | U.S. Plans | | | U.K. Plans | | |
| In millions | | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 |
|---|---|---|---|---|---|---|---|
| Service cost | $ | 117 | $ 137 | $ 139 | $ 17 | $ 30 | $ 33 |
| Interest cost | | 168 | 101 | 79 | 70 | 39 | 30 |
| Expected return on plan assets | | (277) | (229) | (199) | (105) | (87) | (85) |
| Amortization of prior service cost | | 2 | 1 | 1 | 1 | 1 | 2 |
| Recognized net actuarial loss | | 8 | 23 | 47 | — | 3 | 31 |
| Net periodic pension cost (income) | $ | 18 | $ 33 | $ 67 | $ (17) | $ (14) | $ 11 |

Other changes in benefit obligations and plan assets recognized in other comprehensive loss (income) for the years ended December 31 were as follows:

| In millions | | 2023 | | 2022 | | 2021 |
|---|---|---|---|---|---|---|
| Amortization of prior service cost | $ | (3) | $ | (2) | $ | (3) |
| Recognized net actuarial loss | | (8) | | (26) | | (78) |
| Incurred prior service cost | | 1 | | 3 | | — |
| Incurred actuarial loss (gain) | | 432 | | 173 | | (368) |
| Foreign currency translation adjustments | | — | | — | | 5 |
| Total recognized in other comprehensive loss (income) | $ | 422 | $ | 148 | $ | (444) |
| Total recognized in net periodic pension cost and other comprehensive loss (income) | $ | 423 | $ | 167 | $ | (366) |

*Assumptions*

The table below presents various assumptions used in determining the PBO for each year and reflects weighted-average percentages for the various plans as follows:

| | Qualified and Non-Qualified Pension Plans | | | |
| | U.S. Plans | | U.K. Plans | |
| | 2023 | 2022 | 2023 | 2022 |
|---|---|---|---|---|
| Discount rate | 5.15 % | 5.55 % | 4.72 % | 4.99 % |
| Cash balance crediting rate | 4.55 % | 4.56 % | — | — |
| Compensation increase rate | 5.34 % | 5.35 % | 3.75 % | 3.75 % |

The table below presents various assumptions used in determining the net periodic pension cost and reflects weighted-average percentages for the various plans as follows:

| | Qualified and Non-Qualified Pension Plans | | | | | |
| | U.S. Plans | | | U.K. Plans | | |
| | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 |
|---|---|---|---|---|---|---|
| Discount rate | 5.55 % | 3.31 % | 2.62 % | 4.99 % | 2.26 % | 1.50 % |
| Expected return on plan assets | 7.00 % | 6.50 % | 6.25 % | 5.00 % | 4.01 % | 4.00 % |
| Compensation increase rate | 5.35 % | 2.71 % | 2.72 % | 3.75 % | 3.75 % | 3.75 % |

*Plan Assets*

Our investment policies in the U.S. and U.K. provide for the rebalancing of assets to maintain our long-term strategic asset allocation. We are committed to this long-term strategy and do not attempt to time the market. Given empirical evidence that asset allocation is critical, rebalancing of the assets has and continues to occur, maintaining the proper weighting of assets to achieve the expected total portfolio returns. We believe that our portfolio is highly diversified and does not have any significant exposure to concentration risk. The plan assets for our defined benefit pension plans do not include any of our common stock or corporate bonds.

U.S. Plan Assets

For the U.S. qualified pension plans, our assumption for the expected return is greatly influenced by our objective to match assets and liabilities and the increase in bond yields. Projected returns are based primarily on broad, publicly traded equity and fixed income indices and forward-looking estimates of active portfolio and investment management. We expect additional positive returns from this active investment management. Based on the historical returns and forward-looking return expectations, we elected an assumption of 7.25 percent in 2024.

To achieve these objectives, we established the following targets:

| Asset Class | Plan Target |
|---|---|
| U.S. equities | 8 % |
| Non-U.S. equities | 3 % |
| Global equities | 5 % |
| Total equities | 16 % |
| Real assets | 5 % |
| Private equity/venture capital | 5 % |
| Opportunistic credit | 3 % |
| Fixed income | 71 % |
| Total | 100 % |

The fixed income component of the plans is structured to represent a custom bond benchmark that will closely hedge the change in the value of our liabilities. This component is structured in such a way that its benchmark covers approximately 100 percent of the plans' exposure to changes in its discount rate (AA corporate bond yields). In order to achieve a hedge on more than the targeted 71 percent of plan assets invested in fixed income securities, our Benefits Policy Committee (BPC) permits the fixed income managers, other managers or the custodian/trustee to utilize derivative securities, as part of a liability driven investment strategy to further reduce the plans' risk of changes in interest rates. However, all managers hired to manage assets for the trust are prohibited from using leverage unless approved by the BPC.

U.K. Plan Assets

The methodology used to determine the rate of return on the pension plan assets in the U.K. was based on establishing an equity-risk premium over current long-term bond yields adjusted based on target asset allocations. Our strategy with respect to our investments in these assets is to be invested in a suitable mixture of return-seeking assets such as equities, real estate and liability matching assets such as group annuity insurance contracts and duration matched bonds. Therefore, the risk and return balance of our U.K. asset portfolio should reflect a long-term horizon. To achieve these objectives, we established the following targets:

| Asset Class | Plan Target |
|---|---|
| Equities | 1 % |
| Property/secure income assets | 8 % |
| Credit/bank loans | 5 % |
| Diversified strategies | 1 % |
| Private equity | 5 % |
| Fixed income/insurance annuity | 78 % |
| Cash | 2 % |
| Total | 100 % |

As part of our strategy in the U.K. we have not prohibited the use of any financial instrument, including derivatives. As in the U.S. plans, derivatives may be used to better match liability duration and are not used in a speculative way. The fixed income component of our portfolio hedges approximately 79 percent of the plans' exposure to interest rates and 79 percent of the plans' exposure to inflation. Based on the above discussion, we elected an assumption of 5.00 percent in 2024.

Fair Value of U.S. Plan Assets

The fair values of U.S. pension plan assets by asset category were as follows:

| In millions | Fair Value Measurements at December 31, 2023 | | | |
| | Quoted prices in active markets for identical assets (Level 1) | Significant other observable inputs (Level 2) | Significant unobservable inputs (Level 3) | Total |
|---|---|---|---|---|
| Equities | | | | |
| U.S. | $ 73 | $ — | $ — | $ 73 |
| Non-U.S. | 36 | — | — | 36 |
| Fixed income | | | | |
| Government debt | | 157 | — | 157 |
| Corporate debt | | | | |
| U.S. | — | 603 | — | 603 |
| Non-U.S. | — | 49 | — | 49 |
| Asset/mortgaged backed securities | — | 8 | — | 8 |
| Net cash equivalents [1] | 467 | — | — | 467 |
| Private markets and real assets [2] | — | — | 604 | 604 |
| Net plan assets subject to leveling | $ 576 | $ 817 | $ 604 | $ 1,997 |
| Pending trade/purchases/sales | | | | (16) |
| Accruals [3] | | | | 10 |
| Investments measured at net asset value | | | | 1,835 |
| Net plan assets | | | | $ 3,826 |

| In millions | Fair Value Measurements at December 31, 2022 | | | |
| --- | --- | --- | --- | --- |
| | Quoted prices in active markets for identical assets (Level 1) | Significant other observable inputs (Level 2) | Significant unobservable inputs (Level 3) | Total |
| Equities | | | | |
| U.S. | $ 118 | $ — | $ — | $ 118 |
| Non-U.S. | 31 | — | — | 31 |
| Fixed income | | | | |
| Government debt | — | 188 | — | 188 |
| Corporate debt | | | | |
| U.S. | — | 423 | — | 423 |
| Non-U.S. | 12 | 41 | — | 53 |
| Asset/mortgaged backed securities | 7 | — | — | 7 |
| Net cash equivalents [1] | 499 | 9 | — | 508 |
| Diversified strategies | 14 | — | — | 14 |
| Private markets and real assets [2] | — | — | 641 | 641 |
| Net plan assets subject to leveling | $ 681 | $ 661 | $ 641 | $ 1,983 |
| Accruals [3] | | | | 7 |
| Investments measured at net asset value | | | | 1,838 |
| Net plan assets | | | | $ 3,828 |

[1] Cash equivalents include commercial paper, short-term government/agency, mortgage and credit instruments.

[2] The instruments in private markets and real assets, for which quoted market prices are not available, are valued at their estimated fair value as determined by applicable investment managers or by audited financial statements of the funds. Private markets include equity, venture capital and private credit instruments and funds. Real assets include real estate and infrastructure.

[3] Accruals include interest or dividends that were not settled at December 31.

Certain of our assets are valued based on their respective net asset value (NAV) (or its equivalent), as an alternative to estimated fair value due to the absence of readily available market prices. The fair value of each such investment category was as follows:

- *U.S. and Non-U.S. Corporate Debt* ($915 million and $938 million at December 31, 2023 and 2022, respectively) - These commingled funds have observable NAVs provided to investors and provide for liquidity either immediately or within a couple of days.

- *U.S. and Non-U.S. Equities* ($222 million and $224 million at December 31, 2023 and 2022, respectively) - These commingled funds have observable NAVs provided to investors and provide for liquidity either immediately or within a couple of days.

- *Government Debt* ($257 million and $227 million at December 31, 2023 and 2022, respectively) - These commingled funds have observable NAVs provided to investors and provide for liquidity either immediately or within a couple of days.

- *Real Estate* ($134 million and $154 million at December 31, 2023 and 2022, respectively) - This asset type represents different types of real estate including development property, industrial property, individual mortgages, office property, property investment companies and retail property. These funds are valued using NAVs and allow quarterly or more frequent redemptions.

- *Asset/Mortgage Backed Securities* ($307 million and $277 million at December 31, 2023 and 2022, respectively) - This asset type represents investments in fixed- and floating-rate loans. These funds are valued using NAVs and allow quarterly or more frequent redemptions.

- *Diversified Strategies* ($0 million and $18 million at December 31, 2023 and 2022, respectively) - These commingled funds invest in commodities, fixed income and equity securities. They have observable NAVs provided to investors and provide for liquidity either immediately or within a couple of days.

The reconciliation of Level 3 assets was as follows:

| In millions | Fair Value Measurements Using Significant Unobservable Inputs (Level 3) | | |
| | Private Markets | Real Assets | Total |
| --- | --- | --- | --- |
| Balance at December 31, 2021 | $ 471 | $ 80 | $ 551 |
| Actual return on plan assets | | | |
| Unrealized gains on assets still held at the reporting date | 6 | 19 | 25 |
| Purchases, sales and settlements, net | (12) | (17) | (29) |
| Assumption of Meritor's plan assets | 94 | — | 94 |
| Balance at December 31, 2022 | 559 | 82 | 641 |
| Actual return on plan assets | | | |
| Unrealized gains on assets still held at the reporting date | 6 | (13) | (7) |
| Purchases, sales and settlements, net | (28) | (2) | (30) |
| Balance at December 31, 2023 | $ 537 | $ 67 | $ 604 |

Fair Value of U.K. Plan Assets

The fair values of U.K. pension plan assets by asset category were as follows:

| In millions | Fair Value Measurements at December 31, 2023 | | | |
| | Quoted prices in active markets for identical assets (Level 1) | Significant other observable inputs (Level 2) | Significant unobservable inputs (Level 3) | Total |
| --- | --- | --- | --- | --- |
| Equities | | | | |
| U.S. | $ 12 | $ — | $ — | $ 12 |
| Non-U.S. | 8 | — | — | 8 |
| Fixed income | | | | |
| Government debt | — | 232 | — | 232 |
| Corporate debt | | | | |
| U.S. | — | 30 | — | 30 |
| Non-U.S. | — | 95 | — | 95 |
| Net cash equivalents [1] | 17 | 18 | — | 35 |
| Insurance annuity | — | — | 436 | 436 |
| Private markets and real assets [2] | — | — | 103 | 103 |
| Net plan assets subject to leveling | $ 37 | $ 375 | $ 539 | $ 951 |
| Pending trade/purchases/sales | | | | 1 |
| Accruals [3] | | | | 2 |
| Investments measured at net asset value | | | | 766 |
| Net plan assets | | | | $ 1,720 |

| In millions | Fair Value Measurements at December 31, 2022 | | | |
| --- | --- | --- | --- | --- |
| | Quoted prices in active markets for identical assets (Level 1) | Significant other observable inputs (Level 2) | Significant unobservable inputs (Level 3) | Total |
| Equities | | | | |
|   U.S. | $ 13 | $ — | $ — | $ 13 |
|   Non-U.S. | 9 | — | — | 9 |
| Fixed income | | | | |
|   Government debt | — | 222 | — | 222 |
|   Corporate debt | | | | |
|     U.S. | — | 24 | — | 24 |
|     Non-U.S. | — | 80 | — | 80 |
|   Net cash equivalents [1] | 27 | 11 | — | 38 |
| Insurance annuity | — | — | 428 | 428 |
| Private markets and real assets [2] | — | — | 390 | 390 |
|   Net plan assets subject to leveling | $ 49 | $ 337 | $ 818 | $ 1,204 |
| Pending trade/purchases/sales | | | | 141 |
| Accruals [3] | | | | 2 |
| Investments measured at net asset value | | | | 323 |
|   Net plan assets | | | | $ 1,670 |

[1] Cash equivalents include commercial paper, short-term government/agency, mortgage and credit instruments.

[2] The instruments in private markets and real assets, for which quoted market prices are not available, are valued at their estimated fair value as determined by applicable investment managers or by audited financial statements of the funds. Private markets include equity, venture capital and private credit instruments and funds. Real assets include real estate and infrastructure.

[3] Accruals include interest or dividends that were not settled at December 31.

Certain of our assets are valued based on their respective NAV (or its equivalent), as an alternative to estimated fair value due to the absence of readily available market prices. The fair value of each such investment category was as follows:

- *U.S. and Non-U.S. Corporate Debt* ($71 million and $77 million at December 31, 2023 and 2022, respectively) - These commingled funds have observable NAVs provided to investors and provide for liquidity either immediately or within a couple of days.

- *Government Debt* ($572 million and $64 million at December 31, 2023 and 2022, respectively) - These commingled funds have observable NAVs provided to investors and provide for liquidity either immediately or within a couple of days.

- *Asset/Mortgage Backed Securities* ($117 million and $128 million at December 31, 2023 and 2022, respectively) - This asset type represents investments in fixed- and floating-rate loans. These funds are valued using NAVs and allow quarterly or more frequent redemptions.

- *Re-insurance* ($6 million and $54 million at December 31, 2023 and 2022, respectively) - This commingled fund has a NAV that is determined on a monthly basis and the investment may be sold at that value.

The reconciliation of Level 3 assets was as follows:

| | Fair Value Measurements Using Significant Unobservable Inputs (Level 3) | | | |
| In millions | Insurance Annuity | Real Assets | Private Markets | Total |
|---|---|---|---|---|
| Balance at December 31, 2021 | $ 514 | $ 33 | $ 356 | $ 903 |
| Actual return on plan assets | | | | |
| Unrealized (losses) gains on assets still held at the reporting date | (178) | (2) | 39 | (141) |
| Purchases, sales and settlements, net | — | (23) | (13) | (36) |
| Assumption of Meritor's plan assets | 92 | — | — | 92 |
| Balance at December 31, 2022 | 428 | 8 | 382 | 818 |
| Actual return on plan assets | | | | |
| Unrealized (losses) gains on assets still held at the reporting date | 8 | — | (35) | (27) |
| Purchases, sales and settlements, net | — | (1) | (251) | (252) |
| Balance at December 31, 2023 | $ 436 | $ 7 | $ 96 | $ 539 |

Level 3 Assets

The investments in an insurance annuity contract, venture capital, private equity and real estate, for which quoted market prices are not available, are valued at their estimated fair value as determined by applicable investment managers or by quarterly financial statements of the funds. These financial statements are audited at least annually. In conjunction with our investment consultant and actuary, we monitor the fair value of the insurance contract as periodically reported by our insurer and their counterparty risk. The fair value of all real estate properties, held in the partnerships, are valued at least once per year by an independent professional real estate valuation firm. Fair value generally represents the fund's proportionate share of the net assets of the investment partnerships as reported by the general partners of the underlying partnerships. Some securities with no readily available market are initially valued at cost, utilizing independent professional valuation firms as well as market comparisons with subsequent adjustments to values which reflect either the basis of meaningful third-party transactions in the private market or the fair value deemed appropriate by the general partners of the underlying investment partnerships. In such instances, consideration is also given to the financial condition and operating results of the issuer, the amount that the investment partnerships can reasonably expect to realize upon the sale of the securities and any other factors deemed relevant. The estimated fair values are subject to uncertainty and therefore may differ from the values that would have been used had a ready market for such investments existed and such differences could be material.

*Estimated Future Contributions and Benefit Payments*

We plan to contribute approximately $67 million to our defined benefit pension plans in 2024. The table below presents expected future benefit payments under our pension plans:

| | Qualified and Non-Qualified Pension Plans | | | | | |
| In millions | 2024 | 2025 | 2026 | 2027 | 2028 | 2029 - 2033 |
|---|---|---|---|---|---|---|
| Expected benefit payments | $ 360 | $ 358 | $ 361 | $ 364 | $ 370 | $ 1,872 |

*Other Pension Plans*

We also sponsor defined contribution plans for certain hourly and salaried employees. Our contributions to these plans were $130 million, $110 million and $92 million for the years ended December 31, 2023, 2022 and 2021.

**Other Postretirement Benefits**

Our OPEB plans provide various health care and life insurance benefits to eligible employees, who retire and satisfy certain age and service requirements, and their dependents. The plans are contributory and contain cost-sharing features such as caps, deductibles, coinsurance and spousal contributions. Employer contributions are limited by formulas in each plan. Retiree contributions for health care benefits are adjusted annually, and we reserve the right to change benefits covered under these plans. There were no plan assets for OPEB plans as our policy is to fund benefits and expenses for these plans as claims and premiums are incurred.

*Obligations and Funded Status*

Benefit obligation balances presented below reflect the accumulated postretirement benefit obligations for our OPEB plans. The changes in the benefit obligations, the funded status of the plans and the amounts recognized in our *Consolidated Balance Sheets* for our significant OPEB plans were as follows:

| | | December 31, | | |
|---|---|---|---|---|
| In millions | | 2023 | | 2022 |
| Change in benefit obligation | | | | |
| Benefit obligation at the beginning of the year | $ | 162 | $ | 192 |
| Interest cost | | 9 | | 5 |
| Plan participants' contributions | | 18 | | 4 |
| Actuarial gain | | (2) | | (25) |
| Benefits paid directly by employer | | (37) | | (36) |
| Assumption of Meritor's benefit obligation | | — | | 22 |
| Benefit obligation at end of year | $ | 150 | $ | 162 |
| | | | | |
| Funded status at end of year | $ | (150) | $ | (162) |
| | | | | |
| Amounts recognized in consolidated balance sheets | | | | |
| Accrued compensation, benefits and retirement costs | $ | (19) | $ | (21) |
| Other liabilities | | (131) | | (141) |
| Net amount recognized | $ | (150) | $ | (162) |
| | | | | |
| Amounts recognized in accumulated other comprehensive loss | | | | |
| Net actuarial gain | $ | (44) | $ | (44) |
| Prior service credit | | (3) | | (3) |
| Net amount recognized | $ | (47) | $ | (47) |

In addition to the OPEB plans in the above table, we also maintain less significant OPEB plans in five other countries outside the U.S. that comprise approximately 16 percent and 14 percent of our OPEB obligations at December 31, 2023 and 2022, respectively. These plans are reflected in other liabilities in our *Consolidated Balance Sheets*.

*Components of Net Periodic OPEB Cost*

The following table presents the net periodic OPEB cost under our plans:

| | | Years ended December 31, | | | | |
|---|---|---|---|---|---|---|
| In millions | | 2023 | | 2022 | | 2021 |
| Interest cost | $ | 9 | $ | 5 | $ | 5 |
| Recognized net actuarial gain | | (2) | | — | | — |
| Net periodic OPEB cost | $ | 7 | $ | 5 | $ | 5 |

Other changes in benefit obligations recognized in other comprehensive loss (income) for the years ended December 31 were as follows:

| | | Years ended December 31, | | | | |
|---|---|---|---|---|---|---|
| In millions | | 2023 | | 2022 | | 2021 |
| Recognized net actuarial gain | $ | 2 | $ | — | $ | — |
| Incurred actuarial gain | | (2) | | (25) | | (8) |
| Total recognized in other comprehensive loss (income) | $ | — | $ | (25) | $ | (8) |
| | | | | | | |
| Total recognized in net periodic OPEB cost and other comprehensive loss (income) | $ | 7 | $ | (20) | $ | (3) |

*Assumptions*

The table below presents assumptions used in determining the OPEB obligation for each year and reflects weighted-average percentages for our other OPEB plans as follows:

|  | 2023 | 2022 |
|---|---|---|
| Discount rate | 5.19 % | 5.59 % |

The table below presents assumptions used in determining the net periodic OPEB cost and reflects weighted-average percentages for the various plans as follows:

|  | 2023 | 2022 | 2021 |
|---|---|---|---|
| Discount rate | 5.59 % | 2.93 % | 2.30 % |

Our consolidated OPEB obligation is determined by application of the terms of health care and life insurance plans, together with relevant actuarial assumptions and health care cost trend rates. For measurement purposes, a 6.75 percent annual rate of increase in the per capita cost of covered health care benefits was assumed in 2023. The rate is assumed to decrease on a linear basis to 5.0 percent through 2032 and remain at that level thereafter.

*Estimated Benefit Payments*

The table below presents expected benefit payments under our OPEB plans:

| In millions | 2024 | 2025 | 2026 | 2027 | 2028 | 2029 - 2033 |
|---|---|---|---|---|---|---|
| Expected benefit payments | $ 20 | $ 18 | $ 16 | $ 16 | $ 15 | $ 58 |

## NOTE 12.  SUPPLEMENTAL BALANCE SHEET DATA

Other assets included the following:

|  | December 31, | |
|---|---|---|
| In millions | 2023 | 2022 |
| Deferred income taxes | $ 1,082 | $ 625 |
| Operating lease assets | 501 | 492 |
| Corporate owned life insurance | 417 | 390 |
| Other | 543 | 633 |
| Other assets | $ 2,543 | $ 2,140 |

Other accrued expenses included the following:

|  | December 31, | |
|---|---|---|
| In millions | 2023 | 2022 |
| Agreement in Principle [1] | $ 1,938 | $ — |
| Marketing accruals | 399 | 316 |
| Other taxes payable | 296 | 224 |
| Income taxes payable | 242 | 173 |
| Current portion of operating lease liabilities | 138 | 132 |
| Other | 741 | 620 |
| Other accrued expenses | $ 3,754 | $ 1,465 |

[1] See NOTE 2, "AGREEMENT IN PRINCIPLE," for additional information.

Other liabilities included the following:

| In millions | December 31, 2023 | 2022 |
|---|---|---|
| Accrued product warranty | **$ 777** | $ 744 |
| Pensions | **530** | 445 |
| Deferred income taxes | **530** | 649 |
| Operating lease liabilities | **374** | 368 |
| Accrued compensation | **213** | 184 |
| Other postretirement benefits | **131** | 141 |
| Mark-to-market valuation on interest rate derivatives | **117** | 151 |
| Long-term income taxes | **111** | 192 |
| Other long-term liabilities | **647** | 437 |
| Other liabilities | **$ 3,430** | $ 3,311 |

## NOTE 13. DEBT

### Loans Payable

Loans payable at December 31, 2023 and 2022 were $280 million and $210 million, respectively, and consisted primarily of notes payable to financial institutions. The weighted-average interest rate for notes payable, bank overdrafts and current maturities of long-term debt at December 31 was as follows:

| | 2023 | 2022 |
|---|---|---|
| Weighted-average interest rate | **3.31 %** | 4.02 % |

### Commercial Paper

Our committed credit facilities provide access up to $4.0 billion of unsecured, short-term promissory notes (commercial paper) pursuant to the Board of Directors (the Board) authorized commercial paper programs. These programs facilitate the private placement of unsecured short-term debt through third-party brokers. We intend to use the net proceeds from the commercial paper borrowings for acquisitions and general corporate purposes. We had $1.496 billion and $2.574 billion in outstanding borrowings under our commercial paper programs at December 31, 2023 and 2022, respectively. The weighted-average interest rate for commercial paper at December 31 was as follows:

| | 2023 | 2022 |
|---|---|---|
| Weighted-average interest rate | **5.43 %** | 4.27 % |

### Revolving Credit Facilities

On June 5, 2023, we entered into an amended and restated 364-day credit agreement that allows us to borrow up to $2.0 billion of unsecured funds at any time prior to June 3, 2024. This credit agreement amended and restated the prior $1.5 billion 364-day credit facility that was scheduled to mature on August 16, 2023. In connection with the 364-day credit agreement, effective June 5, 2023, we terminated our $500 million incremental 364-day credit agreement dated August 17, 2022.

On August 18, 2021, we entered into an amended and restated 5-year revolving credit agreement, which allows us to borrow up to $2 billion of unsecured funds at any time prior to August 18, 2026. In connection with the new credit agreements, on August 17, 2022, we entered into an amendment to our $2.0 billion five-year facility to replace LIBOR with Secured Overnight Financing Rate (SOFR) as an interest rate benchmark and to make other conforming changes to interest rate determinations. Amounts payable under our revolving credit facility rank pro rata with all of our unsecured, unsubordinated indebtedness. Up to $300 million under this credit facility is available for swingline loans. Based on our current long-term debt ratings, the applicable margin on SOFR rate loans was 0.85 percent per annum. Advances under the facility may be prepaid without premium or penalty, subject to customary breakage costs.

Our committed credit facilities provide access up to $4.0 billion, including our $2.0 billion 364-day facility that expires June 3, 2024, and our $2.0 billion five-year facility that expires on August 18, 2026. We intend to maintain credit facilities at the current or higher aggregate amounts by renewing or replacing these facilities at or before expiration. These revolving credit facilities are maintained primarily to provide backup liquidity for our commercial paper borrowings and general corporate purposes. Our credit agreements include various covenants, including, among others, maintaining a net debt to total capital ratio of no more than 0.65 to 1.0. At December 31, 2023, we were in compliance with the financial debt covenants. There were no outstanding borrowings under these facilities at December 31, 2023 and December 31, 2022.

The total combined borrowing capacity under the revolving credit facilities and commercial programs should not exceed $4.0 billion. At December 31, 2023, our $1.5 billion of commercial paper outstanding effectively reduced the $4.0 billion available capacity under our revolving credit facilities to $2.5 billion.

At December 31, 2023, we also had an additional $393 million available for borrowings under our international and other domestic credit facilities.

At December 31, 2023, Atmus had no outstanding borrowings under its $400 million revolving credit facility. See "Atmus Credit Agreement" section below for additional details.

**Long-term Debt**

A summary of long-term debt was as follows:

| In millions | Interest Rate | December 31, 2023 | December 31, 2022 |
|---|---|---|---|
| Long-term debt | | | |
| Senior notes, due 2023 | 3.65% | $ — | $ 500 |
| Hydrogenics promissory notes, due 2024 and 2025 [1] | —% | 160 | — |
| Term loan, due 2025 [2][3] | Variable | 1,150 | 1,550 |
| Senior notes, due 2025 [4] | 0.75% | 500 | 500 |
| Atmus term loan, due 2027 [5] | Variable | 600 | — |
| Debentures, due 2027 | 6.75% | 58 | 58 |
| Debentures, due 2028 | 7.125% | 250 | 250 |
| Senior notes, due 2030 [4] | 1.50% | 850 | 850 |
| Senior notes, due 2043 | 4.875% | 500 | 500 |
| Senior notes, due 2050 | 2.60% | 650 | 650 |
| Debentures, due 2098 [6] | 5.65% | 165 | 165 |
| Other debt | | 94 | 121 |
| Unamortized discount and deferred issuance costs | | (72) | (64) |
| Fair value adjustments due to hedge on indebtedness | | (96) | (122) |
| Finance leases | | 111 | 113 |
| Total long-term debt | | 4,920 | 5,071 |
| Less: Current maturities of long-term debt | | 118 | 573 |
| Long-term debt | | $ 4,802 | $ 4,498 |

[1] See NOTE 24, "ACQUISITIONS," for additional information.

[2] During 2023, we paid down $400 million of the term loan.

[3] In September 2023, we entered into a series of interest rate swaps in order to trade a portion of the floating rate into fixed rate. See "Interest Rate Risk" in NOTE 21, "DERIVATIVES," for additional information.

[4] In 2021, we entered into a series of interest rate swaps to effectively convert from a fixed rate to floating rate. See "Interest Rate Risk" in NOTE 21, "DERIVATIVES," for additional information.

[5] See "Atmus Credit Agreement" section below for additional information.

[6] The effective interest rate is 7.48 percent.

Principal payments required on long-term debt during the next five years are as follows:

| In millions | 2024 | 2025 | 2026 | 2027 | 2028 |
|---|---|---|---|---|---|
| Principal payments | $ 118 | $1,797 | $ 67 | $ 614 | $ 266 |

On July 13, 2022, we entered into a loan agreement under which we may obtain delayed-draw loans in an amount up to $2.0 billion in the aggregate prior to October 13, 2022. We drew down the entire $2.0 billion balance on August 2, 2022, to help fund the acquisition of Meritor. The interest rate is based on SOFR for the one-month interest period plus the relevant spread. The loan will mature on August 1, 2025. As of December 31, 2023 we repaid $850 million of this term loan. The agreement contains customary events of default and financial and other covenants, including maintaining a net debt to capital ratio of no more than 0.65 to 1.0.

The $250 million 7.125 percent debentures and $165 million 5.65 percent debentures are unsecured and are not subject to any sinking fund requirements. We can redeem these debentures at any time prior to maturity at the greater of par plus accrued interest or an amount designed to ensure that the debenture holders are not penalized by the early redemption.

Our debt agreements contain several restrictive covenants. The most restrictive of these covenants applies to our revolving credit facility which will upon default, among other things, limit our ability to incur additional debt or issue preferred stock, enter into sale-leaseback transactions, sell or create liens on our assets, make investments and merge or consolidate with any other entity. At December 31, 2023, we were in compliance with all of the financial debt covenants under our borrowing agreements.

**Shelf Registration**

As a well-known seasoned issuer, we filed an automatic shelf registration for an undetermined amount of debt and equity securities with the Securities and Exchange Commission (SEC) on February 8, 2022. Under this shelf registration we may offer, from time to time, debt securities, common stock, preferred and preference stock, depositary shares, warrants, stock purchase contracts and stock purchase units. Our current shelf is scheduled to expire in February 2025.

**Interest Expense**

For the years ended December 31, 2023, 2022 and 2021, total interest incurred was $383 million, $204 million and $113 million, respectively, and interest capitalized was $8 million, $5 million and $2 million, respectively.

**Fair Value of Debt**

Based on borrowing rates currently available to us for bank loans with similar terms and average maturities, considering our risk premium, the fair values and carrying values of total debt, including current maturities, were as follows:

| | December 31, | |
|---|---|---|
| In millions | 2023 | 2022 |
| Fair values of total debt [1] | $ 6,375 | $ 7,400 |
| Carrying value of total debt | 6,696 | 7,855 |

[1] The fair value of debt is derived from Level 2 input measures.

**Atmus Credit Agreement**

On February 15, 2023, certain of our subsidiaries entered into an amendment to the $1.0 billion credit agreement (Credit Agreement), consisting of a $400 million revolving credit facility and a $600 million term loan facility, in anticipation of the separation of Atmus, extending the Credit Agreement termination date from March 30, 2023, to June 30, 2023. On May 26, 2023, Atmus drew down the entire $600 million term loan facility and borrowed $50 million under the revolving credit facility. Borrowings under the Credit Agreement mature in September 2027 (with quarterly payments on the term loan beginning in September 2024) and bear interest at varying rates, depending on the type of loan and, in some cases, the rates of designated benchmarks and the applicable borrower's election. Generally, U.S. dollar-denominated loans bear interest at adjusted-term (SOFR) (which includes a 0.10 percent credit spread adjustment to term SOFR) for the applicable interest period plus a rate ranging from 1.125 percent to 1.75 percent. The Credit Agreement contains customary events of default and financial and other covenants, including maintaining a net leverage ratio of 4.0 to 1.0 and a minimum interest coverage ratio of 3.0 to 1.0. At December 31, 2023, there were no outstanding borrowings under the revolving credit facility and $600 million outstanding under the term loan facility. See NOTE 23, "FORMATION OF ATMUS AND IPO," for additional information.

**NOTE 14.  PRODUCT WARRANTY LIABILITY**

A tabular reconciliation of the product warranty liability, including the deferred revenue related to our extended warranty coverage and accrued product campaigns, was as follows:

| | | December 31, | | | | |
|---|---|---|---|---|---|---|
| **In millions** | | **2023** | | **2022** | | **2021** |
| Balance at beginning of year | $ | **2,477** | $ | 2,425 | $ | 2,307 |
| Provision for base warranties issued | | **602** | | 515 | | 503 |
| Deferred revenue on extended warranty contracts sold | | **350** | | 287 | | 288 |
| Provision for product campaigns issued | | **28** | | 141 | | 346 |
| Payments made during period | | **(705)** | | (596) | | (530) |
| Amortization of deferred revenue on extended warranty contracts | | **(300)** | | (298) | | (260) |
| Changes in estimates for pre-existing product warranties and campaigns | | **37** | | (128) | | (228) |
| Acquisitions [1] | | **—** | | 147 | | — |
| Foreign currency translation adjustments and other | | **8** | | (16) | | (1) |
| Balance at end of year | $ | **2,497** | $ | 2,477 | $ | 2,425 |

[1] See NOTE 24, "ACQUISITIONS," for additional information.

We recognized supplier recoveries of $36 million, $39 million and $170 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Warranty related deferred revenues and warranty liabilities on our *Consolidated Balance Sheets* were as follows:

| | | December 31, | | | |
|---|---|---|---|---|---|
| **In millions** | | **2023** | | **2022** | **Balance Sheet Location** |
| Deferred revenue related to extended coverage programs | | | | | |
| Current portion | $ | **279** | $ | 290 | Current portion of deferred revenue |
| Long-term portion | | **774** | | 717 | Deferred revenue |
| Total | $ | **1,053** | $ | 1,007 | |
| | | | | | |
| Product warranty | | | | | |
| Current portion | $ | **667** | $ | 726 | Current portion of accrued product warranty |
| Long-term portion | | **777** | | 744 | Other liabilities |
| Total | $ | **1,444** | $ | 1,470 | |
| | | | | | |
| Total warranty accrual | $ | **2,497** | $ | 2,477 | |

## NOTE 15. COMMITMENTS AND CONTINGENCIES

**Legal Proceedings**

We are subject to numerous lawsuits and claims arising out of the ordinary course of our business, including actions related to product liability; personal injury; the use and performance of our products; warranty matters; product recalls; patent, trademark or other intellectual property infringement; contractual liability; the conduct of our business; tax reporting in foreign jurisdictions; distributor termination; workplace safety; environmental matters; and asbestos claims. We also have been identified as a potentially responsible party at multiple waste disposal sites under U.S. federal and related state environmental statutes and regulations and may have joint and several liability for any investigation and remediation costs incurred with respect to such sites. We have denied liability with respect to many of these lawsuits, claims and proceedings and are vigorously defending such lawsuits, claims and proceedings. We carry various forms of commercial, property and casualty, product liability and other forms of insurance; however, such insurance may not be applicable or adequate to cover the costs associated with a judgment against us with respect to these lawsuits, claims and proceedings. We do not believe that these lawsuits are material individually or in the aggregate. While we believe we have also established adequate accruals for our expected future liability with respect to pending lawsuits, claims and proceedings, where the nature and extent of any such liability can be reasonably estimated based upon then presently available information, there can be no assurance that the final resolution of any existing or future lawsuits, claims or proceedings will not have a material adverse effect on our business, results of operations, financial condition or cash flows.

We conduct significant business operations in Brazil that are subject to the Brazilian federal, state and local labor, social security, tax and customs laws. While we believe we comply with such laws, they are complex, subject to varying interpretations and we are often engaged in litigation regarding the application of these laws to particular circumstances.

On June 28, 2022, KAMAZ Publicly Traded Company (KAMAZ) was designated to the List of Specially Designated Nationals and Blocked Persons by the U.S. Department of the Treasury's Office of Foreign Assets Control (OFAC). We filed blocked property reports for relevant assets and sought relevant authorizations to extricate ourselves from our relationship with KAMAZ and its subsidiaries, including our unconsolidated joint venture with KAMAZ, in compliance with U.S. and other applicable laws. We received OFAC authorization on May 26, 2023, and from the U.K. Office of Financial Sanctions Implementation on September 15, 2023, which allowed us to finalize the exit of our unconsolidated joint venture with KAMAZ.

On April 29, 2019, we announced that we were conducting a formal internal review of our emissions certification process and compliance with emission standards for our pick-up truck applications, following conversations with the EPA and CARB regarding certification of our engines in model year 2019 RAM 2500 and 3500 trucks. This review was conducted with external advisors as we continue to strive to ensure the certification and compliance processes for all of our pick-up truck applications are consistent with our internal policies, engineering standards and applicable laws.

In December 2023, we announced that we reached the Agreement in Principle with EPA, CARB, the Environmental and Natural Resources Division of the DOJ and the CA AG to resolve certain regulatory civil claims regarding our emissions certification and compliance process for certain engines primarily used in pick-up truck applications in the U.S. As part of the Agreement in Principle, among other things, we agreed to pay civil penalties, complete recall requirements, undertake mitigation projects, provide extended warranties, undertake certain testing, take certain corporate compliance measures and make other payments. Failure to comply with the Agreement in Principle will subject us to further stipulated penalties. We recorded a charge of $2.036 billion in the fourth quarter of 2023 to resolve the matters addressed by the Agreement in Principle involving approximately one million of our pick-up truck applications in the U.S. This charge was in addition to the previously announced charges of $59 million for the recalls of model years 2013 through 2018 RAM 2500 and 3500 trucks and model years 2016 through 2019 Titan trucks. The Agreement in Principle remains subject to final regulatory and judicial approvals, and we cannot be certain that the Agreement in Principle will be approved, in its current form, or at all. See NOTE 2, "AGREEMENT IN PRINCIPLE," for additional information.

We have also been in communication with other non-U.S. regulators regarding matters related to the emission systems in our engines and may also become subject to additional regulatory review in connection with these matters.

In connection with our announcement of our entry into the Agreement in Principle, we have become subject to shareholder, consumer and third-party litigation regarding the matters covered by the Agreement in Principle and we may become subject to additional litigation in connection with these matters.

The consequences resulting from the resolution of the foregoing matters are uncertain and the related expenses and reputational damage could have a material adverse impact on our results of operations, financial condition and cash flows.

**Guarantees and Commitments**

Periodically, we enter into guarantee arrangements, including guarantees of non-U.S. distributor financings, residual value guarantees on equipment under operating leases and other miscellaneous guarantees of joint ventures or third-party obligations. At December 31, 2023, the maximum potential loss related to these guarantees was $41 million.

We have arrangements with certain suppliers that require us to purchase minimum volumes or be subject to monetary penalties. At December 31, 2023, if we were to stop purchasing from each of these suppliers, the aggregate amount of the penalty would be approximately $393 million. These arrangements enable us to secure supplies of critical components and IT services. We do not currently anticipate paying any penalties under these contracts.

We enter into physical forward contracts with suppliers of platinum, palladium and iridium to purchase certain volumes of the commodities at contractually stated prices for various periods, which generally fall within two years. At December 31, 2023, the total commitments under these contracts were $104 million. These arrangements enable us to guarantee the prices of these commodities, which otherwise are subject to market volatility.

We have guarantees with certain customers that require us to satisfactorily honor contractual or regulatory obligations, or compensate for monetary losses related to nonperformance. These performance bonds and other performance-related guarantees were $178 million at December 31, 2023.

## Indemnifications

Periodically, we enter into various contractual arrangements where we agree to indemnify a third-party against certain types of losses. Common types of indemnities include:

- product liability and license, patent or trademark indemnifications;

- asset sale agreements where we agree to indemnify the purchaser against future environmental exposures related to the asset sold; and

- any contractual agreement where we agree to indemnify the counterparty for losses suffered as a result of a misrepresentation in the contract.

We regularly evaluate the probability of having to incur costs associated with these indemnities and accrue for expected losses that are probable. Because the indemnifications are not related to specified known liabilities and due to their uncertain nature, we are unable to estimate the maximum amount of the potential loss associated with these indemnifications.

## NOTE 16.  CUMMINS INC. SHAREHOLDERS' EQUITY

### Preferred and Preference Stock

We are authorized to issue one million shares of zero par value preferred and one million shares of preference stock with preferred shares being senior to preference shares. We can determine the number of shares of each series, and the rights, preferences and limitations of each series. At December 31, 2023 and 2022, there was no preferred or preference stock outstanding.

### Common Stock

Changes in shares of common stock, treasury stock and common stock held in trust for employee benefit plans were as follows:

| In millions | Common Stock | Treasury Stock |
|---|---|---|
| Balance at December 31, 2020 | 222.4 | 74.8 |
| Shares acquired | — | 5.7 |
| Shares issued | 0.1 | (0.5) |
| Balance at December 31, 2021 | 222.5 | 80.0 |
| Shares acquired | — | 1.9 |
| Shares issued | — | (0.7) |
| Balance at December 31, 2022 | 222.5 | 81.2 |
| Shares issued | — | **(0.5)** |
| Balance at December 31, 2023 | **222.5** | **80.7** |

**Treasury Stock**

Shares of common stock repurchased by us are recorded at cost as treasury stock and result in a reduction of shareholders' equity in our *Consolidated Balance Sheets*. Treasury shares may be reissued as part of our stock-based compensation programs. When shares are reissued, we use the weighted-average cost method for determining cost. The gains between the cost of the shares and the issuance price are added to additional paid-in-capital. The losses are deducted from additional paid-in capital to the extent of the gains. Thereafter, the losses are deducted from retained earnings. Treasury stock activity for the three-year period ended December 31, 2023, consisting of shares issued and repurchased is presented in our *Consolidated Statements of Changes in Redeemable Noncontrolling Interests and Equity*.

In December 2021, the Board authorized the acquisition of up to $2.0 billion of additional common stock upon completion of the $2.0 billion repurchase plan authorized in 2019. The dollar value remaining available for future purchases under the 2019 program at December 31, 2023, was $218 million.

We did not make any repurchases of common stock during 2023. We repurchased $374 million and $1,402 million of our common stock in the years ended December 31, 2022 and 2021, respectively.

**Dividends**

Total dividends paid to common shareholders in 2023, 2022 and 2021 were $921 million, $855 million and $809 million, respectively. Declaration and payment of dividends in the future depends upon our income and liquidity position, among other factors, and is subject to declaration by the Board, who meets quarterly to consider our dividend payment. We expect to fund dividend payments with cash from operations.

In July 2023, the Board authorized an increase to our quarterly dividend of 7.0 percent from $1.57 per share to $1.68 per share. In July 2022, the Board authorized an 8.3 percent increase to our quarterly cash dividend on our common stock from $1.45 per share to $1.57 per share. In July 2021, the Board approved a 7.4 percent increase to our quarterly dividend on our common stock from $1.35 per share to $1.45 per share. Cash dividends per share paid to common shareholders for the last three years were as follows:

| | Quarterly Dividends | | |
| --- | --- | --- | --- |
| | **2023** | **2022** | **2021** |
| First quarter | $ **1.57** | $ 1.45 | $ 1.35 |
| Second quarter | **1.57** | 1.45 | 1.35 |
| Third quarter | **1.68** | 1.57 | 1.45 |
| Fourth quarter | **1.68** | 1.57 | 1.45 |
| Total | $ **6.50** | $ 6.04 | $ 5.60 |

## NOTE 17. ACCUMULATED OTHER COMPREHENSIVE LOSS

Following are the changes in accumulated other comprehensive (loss) income by component:

| In millions | Change in pensions and other postretirement defined benefit plans | Foreign currency translation adjustment | Unrealized gain (loss) on derivatives | Total attributable to Cummins Inc. | Noncontrolling interests | Total |
|---|---|---|---|---|---|---|
| Balance at December 31, 2020 | $ (735) | $ (1,204) | $ (43) | $ (1,982) | | |
| Other comprehensive income (loss) before reclassifications | | | | | | |
| Before-tax amount | 425 | (5) | 38 | 458 | $ (5) | $ 453 |
| Tax (expense) benefit | (103) | 1 | (12) | (114) | — | (114) |
| After-tax amount | 322 | (4) | 26 | 344 | (5) | 339 |
| Amounts reclassified from accumulated other comprehensive income [1] | 67 | — | — | 67 | — | 67 |
| Net current period other comprehensive income (loss) | 389 | (4) | 26 | 411 | $ (5) | $ 406 |
| Balance at December 31, 2021 | $ (346) | $ (1,208) | $ (17) | $ (1,571) | | |
| Other comprehensive income (loss) before reclassifications | | | | | | |
| Before-tax amount | (123) | (350) | 136 | (337) | $ (40) | $ (377) |
| Tax benefit (expense) | 19 | 6 | (32) | (7) | — | (7) |
| After-tax amount | (104) | (344) | 104 | (344) | (40) | (384) |
| Amounts reclassified from accumulated other comprehensive income [1] | 23 | — | 2 | 25 | — | 25 |
| Net current period other comprehensive income (loss) | (81) | (344) | 106 | (319) | $ (40) | $ (359) |
| Balance at December 31, 2022 | $ (427) | $ (1,552) | $ 89 | $ (1,890) | | |
| Other comprehensive income (loss) before reclassifications | | | | | | |
| Before-tax amount | **(541)** | **96** | **35** | **(410)** | **$ (3)** | **$ (413)** |
| Tax benefit (expense) | **113** | **(1)** | **(7)** | **105** | **—** | **105** |
| After-tax amount | **(428)** | **95** | **28** | **(305)** | **(3)** | **(308)** |
| Amounts reclassified from accumulated other comprehensive income [1] | **7** | **—** | **(18)** | **(11)** | **—** | **(11)** |
| Net current period other comprehensive (loss) income | **(421)** | **95** | **10** | **(316)** | **$ (3)** | **$ (319)** |
| Balance at December 31, 2023 | $ (848) | $ (1,457) | $ 99 | $ (2,206) | | |

[1] Amounts are net of tax. Reclassifications out of accumulated other comprehensive income (loss) and the related tax effects are immaterial for separate disclosure.

## NOTE 18.  NONCONTROLLING INTERESTS

Noncontrolling interests in the equity of consolidated subsidiaries were as follows:

| In millions | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Eaton Cummins Automated Transmission Technologies | $ 534 | $ 525 |
| Cummins India Ltd. | 388 | 342 |
| Other | 132 | 125 |
| Noncontrolling interests | $ 1,054 | $ 992 |

## NOTE 19.  STOCK INCENTIVE AND STOCK OPTION PLANS

Our stock incentive plan (the Plan) allows for granting of up to 8.5 million total shares of equity awards to executives, employees and non-employee directors. Awards available for grant under the Plan include, but are not limited to, stock options, stock appreciation rights, performance shares and other stock awards. Shares issued under the Plan may be newly issued shares or reissued treasury shares.

Stock options are generally granted with a strike price equal to the fair market value of the stock on the date of grant and a life of 10 years. Stock options granted have a three-year vesting period. The strike price may be higher than the fair value of the stock on the date of the grant, but cannot be lower. Compensation expense is recorded on a straight-line basis over the vesting period beginning on the grant date. The compensation expense is based on the fair value of each option grant using the Black-Scholes option pricing model. Options granted to employees eligible for retirement under our retirement plan are fully expensed at the grant date.

Stock options are also awarded through the Key Employee Stock Investment Plan (KESIP) which allows certain employees, other than officers, to purchase shares of common stock on an installment basis up to an established credit limit. For every block of 100 KESIP shares purchased by the employee 50 stock options are granted. The options granted through the KESIP program are considered awards under the Plan and are vested immediately. Compensation expense for stock options granted through the KESIP program is recorded based on the fair value of each option grant using the Black-Scholes option pricing model.

Performance shares are granted as target awards and are earned based on certain measures of our operating performance. A payout factor has been established ranging from 0 to 200 percent of the target award based on our actual performance during the three-year performance period. The fair value of the award is equal to the average market price, adjusted for the present value of dividends over the vesting period, of our stock on the grant date. Compensation expense is recorded ratably over the period beginning on the grant date until the shares become unrestricted and is based on the amount of the award that is expected to be earned under the plan formula, adjusted each reporting period based on current information.

Restricted stock and restricted stock units are awarded from time to time at no cost to certain employees. Restrictions limit the sale or transfer of the shares during a defined period. Most awards are not entitled to cash dividends and voting rights until vesting. Generally, the shares vest and become free from restrictions ratably over a three-year service period, provided the participant remains an employee. The fair value of the awards typically equals the average market price of our stock on the grant date adjusted for the present value of dividends over the vesting period. Compensation expense is determined at the grant date and is recognized over the restriction period on a straight-line basis.

Employee compensation expense (net of estimated forfeitures) related to our share-based plans for the years ended December 31, 2023, 2022 and 2021, was approximately $79 million, $33 million and $36 million, respectively. The excess tax benefit associated with our employee share-based plans for the years ended December 31, 2023, 2022 and 2021, was $7 million, $8 million and $9 million, respectively. The total unrecognized compensation expense (net of estimated forfeitures) related to nonvested awards for our employee share-based plans was approximately $95 million at December 31, 2023 and is expected to be recognized over a weighted-average period of approximately two years.

The table below summarizes the employee share-based activity in the Plan:

| | Options | | Weighted-average Exercise Price | Weighted-average Remaining Contractual Life (in years) | | Aggregate Intrinsic Value (in millions) |
|---|---|---|---|---|---|---|
| Balance at December 31, 2020 | 3,175,530 | $ | 142.63 | | | |
| Granted | 16,550 | | 232.44 | | | |
| Exercised | (400,154) | | 138.93 | | | |
| Forfeited | (48,828) | | 153.72 | | | |
| Balance at December 31, 2021 | 2,743,098 | | 143.51 | | | |
| Granted | 18,900 | | 207.79 | | | |
| Exercised | (586,990) | | 137.83 | | | |
| Forfeited | (29,045) | | 148.08 | | | |
| Balance at December 31, 2022 | 2,145,963 | | 145.57 | | | |
| Granted | 17,500 | | 225.39 | | | |
| Exercised | (345,250) | | 142.69 | | | |
| Forfeited | (3,793) | | 144.16 | | | |
| Balance at December 31, 2023 | 1,814,420 | $ | 146.89 | 4.2 | $ | 169 |
| | | | | | | |
| Exercisable, December 31, 2021 | 1,629,588 | $ | 136.74 | 4.4 | $ | 133 |
| Exercisable, December 31, 2022 | 1,655,298 | $ | 146.37 | 4.6 | $ | 159 |
| Exercisable, December 31, 2023 | 1,814,420 | $ | 146.89 | 4.2 | $ | 169 |

The weighted-average grant date fair value of options granted during the years ended December 31, 2023, 2022 and 2021, was $57.01, $45.74 and $46.03, respectively. The total intrinsic value of options exercised during the years ended December 31, 2023, 2022 and 2021, was approximately $35 million, $53 million and $41 million, respectively.

The share-based activity and weighted-average grant date fair value of performance and restricted shares was as follows:

| | Performance Shares | | | Restricted Shares | | |
|---|---|---|---|---|---|---|
| Nonvested | Shares | | Weighted-average Fair Value | Shares | | Weighted-average Fair Value |
| Balance at December 31, 2020 | 376,954 | $ | 140.85 | 3,704 | $ | 165.04 |
| Granted | 217,684 | | 234.22 | 26,224 | | 265.41 |
| Vested | (131,744) | | 146.55 | — | | — |
| Forfeited | (22,745) | | 171.91 | — | | — |
| Balance at December 31, 2021 | 440,149 | | 183.72 | 29,928 | | 252.99 |
| Granted | 230,535 | | 184.92 | 215,260 | | 209.08 |
| Vested | (122,188) | | 148.99 | (5,513) | | 249.79 |
| Forfeited | (63,197) | | 182.68 | (3,262) | | 211.37 |
| Balance at December 31, 2022 | 485,299 | | 193.17 | 236,413 | | 213.66 |
| Granted | 170,205 | | 222.86 | 176,128 | | 223.92 |
| Vested | (99,425) | | 126.38 | (74,270) | | 215.38 |
| Forfeited | (68,566) | | 199.69 | (27,931) | | 217.01 |
| Balance at December 31, 2023 | 487,513 | $ | 216.24 | 310,340 | $ | 218.77 |

The total vesting date fair value of performance shares vested during the years ended December 31, 2023, 2022 and 2021, was $25 million, $24 million and $35 million, respectively. The total fair value of restricted shares vested was $17 million, $1 million and $0 for the years ended December 31, 2023, 2022 and 2021, respectively.

The fair value of each option grant was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

|  | 2023 | 2022 | 2021 |
|---|---|---|---|
| Expected life (years) | 6 | 6 | 6 |
| Risk-free interest rate | 3.91 % | 2.32 % | 1.15 % |
| Expected volatility | 28.73 % | 28.40 % | 28.68 % |
| Dividend yield | 2.81 % | 2.85 % | 2.95 % |

*Expected life*—The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding based upon our historical data.

*Risk-free interest rate*—The risk-free interest rate assumption is based upon the observed U.S. treasury security rate appropriate for the expected life of our employee stock options.

*Expected volatility*—The expected volatility assumption is based upon the weighted-average historical daily price changes of our common stock over the most recent period equal to the expected option life of the grant, adjusted for activity which is not expected to occur in the future.

*Dividend yield*—The dividend yield assumption is based on our history and expectation of dividend payouts.

## NOTE 20.  EARNINGS PER COMMON SHARE ATTRIBUTABLE TO CUMMINS INC.

We calculate basic earnings per share (EPS) of common stock by dividing net income attributable to Cummins Inc. by the weighted-average number of common shares outstanding for the period. The calculation of diluted EPS assumes the issuance of common stock for all potentially dilutive share equivalents outstanding, which is calculated using the treasury-stock method for share-based awards. Following are the computations for basic and diluted earnings per share:

|  | Years ended December 31, | | |
|---|---|---|---|
| In millions, except per share amounts | 2023 | 2022 | 2021 |
| Net income attributable to Cummins Inc. | $ 735 | $ 2,151 | $ 2,131 |
| | | | |
| Weighted-average common shares outstanding | | | |
| Basic | 141.7 | 141.5 | 144.6 |
| Dilutive effect of stock compensation awards | 1.0 | 0.8 | 1.3 |
| Diluted | 142.7 | 142.3 | 145.9 |
| Earnings per common share attributable to Cummins Inc. | | | |
| Basic | $ 5.19 | $ 15.20 | $ 14.74 |
| Diluted | 5.15 | 15.12 | 14.61 |

The weighted-average diluted common shares outstanding exclude the anti-dilutive effect of certain stock options. The options excluded from diluted earnings per share were as follows:

|  | Years ended December 31, | | |
|---|---|---|---|
|  | 2023 | 2022 | 2021 |
| Options excluded | 10,587 | 20,595 | 6,463 |

## NOTE 21. DERIVATIVES

We are exposed to financial risk resulting from volatility in foreign exchange rates, interest rates and commodity prices. This risk is closely monitored and managed through the use of physical forward contracts (which are not considered derivatives) and financial derivative instruments including foreign currency forward contracts, commodity swap contracts and interest rate swaps and locks. Financial derivatives are used expressly for hedging purposes and under no circumstances are they used for speculative purposes. When material, we adjust the estimated fair value of our derivative contracts for counterparty or our credit risk. None of our derivative instruments are subject to collateral requirements. Substantially all of our derivative contracts are subject to master netting arrangements, which provide us with the option to settle certain contracts on a net basis when they settle on the same day with the same currency. In addition, these arrangements provide for a net settlement of all contracts with a given counterparty in the event that the arrangement is terminated due to the occurrence of default or a termination event.

### Foreign Currency Exchange Rate Risk

We had foreign currency forward contracts with notional amounts of $4.5 billion at December 31, 2023, with the following currencies comprising 85 percent of outstanding foreign currency forward contracts: British pound, Chinese renminbi, Canadian dollar, Australian dollar and Swedish kronor. We had foreign currency forward contracts with notional amounts of $3.6 billion at December 31, 2022, with the following currencies comprising 88 percent of outstanding foreign currency forward contracts: Chinese renminbi, British pound, Canadian dollar, Australian dollar and Euro.

We are further exposed to foreign currency exchange risk as many of our subsidiaries are subject to fluctuations as the functional currencies of the underlying entities are not our U.S. dollar reporting currency. To help minimize movements for certain investments, in the third quarter of 2022 we began entering into foreign exchange forwards designated as net investment hedges for certain of our investments. Under the current terms of our foreign exchange forwards, we agreed with third parties to sell British pound in exchange for U.S. dollar currency at a specified rate at the maturity of the contract. The notional amount of these hedges at December 31, 2023, was $808 million.

The following table summarizes the net investment hedge activity in AOCL:

| | Years ended December 31, | | | |
| | 2023 | | 2022 | |
| In millions | | | | |
| Type of Derivative | Gain (Loss) Recognized in AOCL | Gain (Loss) Reclassified from AOCL into Earnings | Gain (Loss) Recognized in AOCL | Gain (Loss) Reclassified from AOCL into Earnings |
|---|---|---|---|---|
| Foreign exchange forwards | $ (30) | $ — | $ (22) | $ — |

### Interest Rate Risk

In September 2023, we entered into a series of interest rate swaps with a total notional value of $500 million in order to trade a portion of the floating rate into a fixed rate on our term loan, due in 2025. The maturity date of the interest rate swaps is August 1, 2025. The weighted-average interest rate of the interest rate swaps is 5.72 percent. We designated the swaps as cash flow hedges. The gains and losses on these derivative instruments are initially recorded in other comprehensive income and reclassified into earnings as interest expense in the *Consolidated Financial Statements* as each interest payment is accrued.

The following table summarizes the interest rate swap activity in AOCL:

| | Year ended December 31, | |
| | 2023 | |
| In millions | | |
| Type of Swap | Gain (Loss) Recognized in AOCL | Gain (Loss) Reclassified from AOCL into Interest Expense |
|---|---|---|
| Interest rate swaps | $ (4) | $ — |

In 2021, we entered into a series of interest rate swaps to effectively convert our $500 million senior notes, due in 2025, from a fixed rate of 0.75 percent to a floating rate equal to the three-month LIBOR plus a spread. We also entered into a series of interest rate swaps to effectively convert $765 million of our $850 million senior notes, due in 2030, from a fixed rate of 1.50 percent to a floating rate equal to the three-month LIBOR plus a spread. The fallback protocol in our derivative agreements allowed for a transition from LIBOR to SOFR in the third quarter of 2023. We designated the swaps as fair value hedges. The gain or loss on these derivative instruments, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, are recognized in current income

as interest expense. The net swap settlements that accrue each period are also reported in the *Consolidated Financial Statements* as interest expense. In March 2023, we settled a portion of our 2021 interest rate swaps with a notional amount of $100 million. The $7 million loss on settlement will be amortized over the remaining term of the related debt.

The following table summarizes the gains and losses:

| | Years ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| In millions | 2023 | | 2022 | | 2021 | |
| Type of Swap | Gain (Loss) on Swaps | Gain (Loss) on Borrowings | Gain (Loss) on Swaps | Gain (Loss) on Borrowings | Gain (Loss) on Swaps | Gain (Loss) on Borrowings |
| Interest rate swaps [1] | $ 31 | $ (32) | $ (148) | $ 145 | $ (3) | $ 2 |

[1] The difference between the gain (loss) on swaps and borrowings represented hedge ineffectiveness.

In 2019, we entered into $350 million of interest rate lock agreements, and in 2020 we entered into an additional $150 million of lock agreements to reduce the variability of the cash flows of the interest payments on a total of $500 million of fixed rate debt originally forecast to be issued in 2023 to replace our senior notes at maturity. The terms of the rate locks mirror the time period of the expected fixed rate debt issuance and the expected timing of interest payments on that debt. The gains and losses on these derivative instruments are initially recorded in other comprehensive income and will be released to earnings in interest expense in future periods to reflect the difference in (1) the fixed rates economically locked in at the inception of the hedge and (2) the actual fixed rates established in the debt instrument at issuance. In 2022, we settled certain rate lock agreements with notional amounts totaling $150 million for $49 million in cash. In 2023, we settled all remaining rate lock agreements with notional amounts totaling $350 million for $101 million. The majority of the $150 million of gains on settlements will remain in other comprehensive income and will be amortized over the term of the debt anticipated to be issued in early 2024. The following table summarizes the interest rate lock activity in AOCL:

| | Year ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| In millions | 2023 | | 2022 | | 2021 | |
| Type of Swap | Gain (Loss) Recognized in AOCL | Gain (Loss) Reclassified from AOCL into Interest Expense | Gain (Loss) Recognized in AOCL | Gain (Loss) Reclassified from AOCL into Interest Expense | Gain (Loss) Recognized in AOCL | Gain (Loss) Reclassified from AOCL into Interest Expense |
| Interest rate locks | $ 14 | $ 2 | $ 112 | $ — | $ 19 | $ — |

## Cash Flow Hedging

The following table summarizes the effect on our *Consolidated Statements of Net Income* for derivative instruments classified as cash flow hedges. The table does not include amounts related to ineffectiveness as it was not material for the periods presented.

| | Years ended December 31, | | |
|---|---|---|---|
| In millions | 2023 | 2022 | 2021 |
| Gain (loss) reclassified from AOCL into income - Net sales [1] | $ 17 | $ (4) | $ (4) |
| Gain reclassified from AOCL into income - Cost of sales [1][2] | 3 | 1 | 6 |

[1] Includes foreign currency forward contracts.

[2] Includes commodity swap contracts.

## Derivatives Not Designated as Hedging Instruments

The following table summarizes the effect on our *Consolidated Statements of Net Income* for derivative instruments not designated as hedging instruments:

| | Years ended December 31, | | |
|---|---|---|---|
| In millions | 2023 | 2022 | 2021 |
| (Loss) gain recognized in income - Cost of sales [1] | $ (3) | $ 2 | $ — |
| (Loss) gain recognized in income - Other income, net [1] | (21) | (5) | 45 |

[1] Includes foreign currency forward contracts.

**Fair Value Amount and Location of Derivative Instruments**

The following table summarizes the location and fair value of derivative instruments on our *Consolidated Balance Sheets*:

| In millions | Derivatives Designated as Hedging Instruments December 31, | | | | Derivatives Not Designated as Hedging Instruments December 31, | | | |
|---|---|---|---|---|---|---|---|---|
| | 2023 | | 2022 | | 2023 | | 2022 | |
| Notional amount | $ | **2,997** | $ | 3,051 | $ | **3,610** | $ | 2,900 |
| | | | | | | | | |
| **Derivative assets** | | | | | | | | |
| Prepaid expenses and other current assets | $ | **14** | $ | 18 | $ | **16** | $ | 27 |
| Other assets | | **—** | | 80 | | **—** | | — |
| Total derivative assets [(1)] | $ | **14** | $ | 98 | $ | **16** | $ | 27 |
| | | | | | | | | |
| **Derivative liabilities** | | | | | | | | |
| Other accrued expenses | $ | **43** | $ | 19 | $ | **14** | $ | 3 |
| Other liabilities | | **117** | | 151 | | **—** | | — |
| Total derivative liabilities [(1)] | $ | **160** | $ | 170 | $ | **14** | $ | 3 |

[(1)] Estimates of the fair value of all derivative assets and liabilities above are derived from Level 2 inputs, which are estimated using actively quoted prices for similar instruments from brokers and observable inputs where available, including market transactions and third-party pricing services, or net asset values provided to investors. We do not currently have any Level 3 input measures and there were no transfers into or out of Level 2 or 3 during 2023 or 2022.

We elected to present our derivative contracts on a gross basis in our *Consolidated Balance Sheets*. Had we chosen to present on a net basis, we would have derivatives in a net asset position of $4 million and $52 million and derivatives in a net liability position of $148 million and $100 million at December 31, 2023, and 2022, respectively.

## NOTE 22.  RUSSIAN OPERATIONS

On March 17, 2022, the Board indefinitely suspended our operations in Russia due to the ongoing conflict in Ukraine. At the time of suspension, our Russian operations included a wholly-owned distributor in Russia, an unconsolidated joint venture with KAMAZ (a Russian truck manufacturer) and direct sales into Russia from our other business segments. As a result of the indefinite suspension of operations, we evaluated the recoverability of assets in Russia and assessed other potential liabilities. The following summarizes the costs associated with the suspension of our Russian operations in our *Consolidated Statements of Net Income:*

| In millions | Year ended December 31, 2022 | | Statement of Net Income Location |
|---|---|---|---|
| Inventory write-downs | $ | 17 | Cost of sales |
| Accounts receivable reserves | | 41 | Other operating expense, net |
| Impairment and other joint venture costs | | 31 | Equity, royalty and interest income from investees |
| Other | | 22 | Other operating expense, net |
| Russian suspension costs, net of recoveries | $ | 111 | |

For the year ended December 31, 2023, there were no material additional costs.

## NOTE 23. FORMATION OF ATMUS AND IPO

On May 23, 2023, in connection with the Atmus IPO, Cummins issued approximately $350 million of commercial paper with certain lenders. On May 26, 2023, Atmus shares began trading on the New York Stock Exchange under the symbol "ATMU." The IPO was completed on May 30, 2023, whereby Cummins exchanged 19.5 percent (approximately 16 million shares) of its ownership in Atmus, at $19.50 per share, to retire $299 million of the commercial paper as proceeds from the offering through a non-cash transaction.

In connection with the completion of the IPO, through a series of asset and equity contributions, we transferred the filtration business to Atmus. In exchange, Atmus transferred consideration of $650 million to Cummins, which consisted primarily of the net proceeds from a term loan facility and revolver executed by Atmus during May 2023. The commercial paper issued and retired through the IPO proceeds, coupled with the $650 million received, was used for the retirement of our historical debt and payment of dividends. The difference between the commercial paper retired from the IPO, other IPO related fees and the net book value of our divested interest was $285 million and was recorded as an offset to additional paid-in capital. Of our consolidated cash and cash equivalents at December 31, 2023, $166 million is retained by Atmus for its working capital purposes. See NOTE 13, *"DEBT,"* for additional information.

We will continue to consolidate the financial position and results of Atmus, so long as we retain control. The earnings attributable to the divested, noncontrolling interest for the year ended December 31, 2023, were $17 million. At December 31, 2023, the noncontrolling interest associated with Atmus is reflected in noncontrolling interests in our *Consolidated Balance Sheets*.

Subject to market conditions, we intend to make a tax-free split-off of Atmus, pursuant to which Cummins will offer its stockholders the option to exchange their shares of Cummins common stock for shares of Atmus common stock in an exchange offer.

## NOTE 24. ACQUISITIONS

Acquisitions for the years ended December 31, 2023 and 2022, were as follows:

| Entity Acquired (Dollars in millions) | Date of Acquisition | Additional Percent Interest Acquired | Payments to Former Owners | Acquisition Related Debt Retirements | Total Purchase Consideration | Type of Acquisition[1] | Goodwill Acquired | Intangibles Recognized[2] |
|---|---|---|---|---|---|---|---|---|
| **2023** | | | | | | | | |
| **Cummins France SA** | **10/31/23** | **100 %** | **$ 25** | **$ 5** | **$ 30** | **COMB** | **$ 4** | **$ —** |
| **Faurecia** | **10/02/23** | **100 %** | **210** | **—** | **210** [3] | **COMB** | **90** | **—** |
| **Hydrogenics Corporation (Hydrogenics)** | **06/29/23** | **19 %** | **287** | **48** | **335** [4] | **EQUITY** | **—** | **—** |
| **Teksid Hierro de Mexico, S.A. de C.V. (Teksid MX)** | **04/03/23** | **100 %** | **143** | **—** | **143** [5] | **COMB** | **18** | **—** |
| **2022** | | | | | | | | |
| Siemens Commercial Vehicles Propulsion (Siemens CVP) | 11/30/22 | 100 % | $ 187 | $ — | $ 187 | COMB | $ 70 | $ 106 |
| Meritor, Inc. (Meritor) | 08/03/22 | 100 % | 2,613 | 248 | 2,861 | COMB | 926 | 1,610 |
| Jacobs Vehicle Systems (Jacobs) | 04/08/22 | 100 % | 345 | — | 345 | COMB | 108 | 164 |
| Cummins Westport, Inc. (Westport JV) | 02/07/22 | 50 % | 42 | — | 42 | COMB | — | 20 |

[1] All results from acquired entities were included in segment results subsequent to the acquisition date. Previously consolidated entities were accounted for as equity transactions (EQUITY). Newly consolidated entities were accounted for as business combinations (COMB).

[2] Intangible assets acquired in the business combination were mostly customer, technology and trade name related.

[3] Total purchase consideration included $30 million for the settlement of accounts payable that were treated as an operating cash outflow.

[4] Hydrogenics entered into three non-interest-bearing promissory notes with $175 million paid on July 31, 2023, and the remaining $160 million due in three installments through 2025.

[5] Total purchase consideration included $32 million for the settlement of accounts payable that were treated as an operating cash outflow.

### Faurecia

On October 2, 2023, we purchased, from the Forvia Group, all of the equity ownership of Faurecia's U.S. and Europe commercial vehicle exhaust business for $210 million, subject to certain working capital and other customary adjustments, and does not contain any contingent consideration. The acquisition provides canning and assembly operations for full exhaust systems primarily for on-highway applications, ensures the long-term supply of aftertreatment components, minimizes opportunities for supply disruptions, adds significant technical and manufacturing resources and enhances our existing portfolio. The values assigned to individual assets acquired and liabilities assumed are preliminary based on management's current best estimate and subject to change as certain matters are finalized. The primary areas that remain open are related to contingent liabilities and deferred taxes.

The preliminary purchase price allocation was as follows:

| In millions | | |
| --- | --- | --- |
| Cash and cash equivalents | $ | 8 |
| Accounts and notes receivable, net [1] | | 52 |
| Inventories | | 32 |
| Property, plant and equipment | | 93 |
| Goodwill | | 90 |
| Other current and long-term assets | | 46 |
| Accounts payable (principally trade) | | (62) |
| Other current and long-term liabilities | | (49) |
| Total purchase price | $ | 210 |

[1] Includes $30 million of Cummins receivables that were eliminated against payables at other Cummins entities.

Goodwill was determined based on the residual difference between the fair value of consideration transferred and the value assigned to tangible assets and liabilities. All of the goodwill is expected to be deductible for tax purposes. Among the factors contributing to a purchase price resulting in the recognition of goodwill are an acquired workforce and other economic benefits that are anticipated to arise from operational synergies from combining the business with Cummins.

The results of this business were reported in our Components segment within the emission solutions business. Since we are the primary customer of this business, the acquisition is not expected to result in material incremental sales to our business. Pro forma financial information for the acquisition was not presented as the effects were not material to our *Consolidated Financial Statements.*

## Hydrogenics Corporation - Redeemable Noncontrolling Interest

On June 29, 2023, a share purchase agreement was executed with a 19 percent minority shareholder in one of our businesses, Hydrogenics Corporation (Hydrogenics), whereby we agreed to pay the minority shareholder $335 million for their 19 percent ownership, including the settlement of shareholder loans of $48 million. As part of the share purchase agreement, Hydrogenics entered into three non-interest-bearing promissory notes with $175 million paid on July 31, 2023, and the remaining $160 million due in three installments through 2025. We recorded the non-interest-bearing promissory notes at their present value in our *Consolidated Financial Statements.* The debt amount, net of unamortized debt discount, was $148 million and reflected in current maturities of long-term debt and long-term debt at December 31, 2023.

Prior to the execution of this transaction, the minority shareholder had, among other rights and subject to related obligations and restrictive covenants, rights that were exercisable between September 2022 and September 2026 to require us to (1) purchase such shareholder's shares (put option) at an amount up to the fair market value (calculated pursuant to a process outlined in the shareholders' agreement) and (2) sell to such shareholder Hydrogenics' electrolyzer business at an amount up to the fair market value of the electrolyzer business (calculated pursuant to a process outlined in the shareholders' agreement). The estimated fair value of the put option was recorded as redeemable noncontrolling interests in our *Consolidated Financial Statements* with an offset to additional paid-in capital, and at December 31, 2022, the balance was $258 million. The redeemable noncontrolling interest balance was reduced to zero as of the acquisition date.

## Teksid Hierro de Mexico, S.A. de C.V.

On April 3, 2023, we purchased all of the equity ownership interest of Teksid Hierro de Mexico, S.A. de C.V. (Teksid MX) and Teksid, Inc. from Stellantis N.V. for approximately $143 million (including $32 million for the settlement of accounts payable), subject to certain adjustments set forth in the agreement. Teksid MX operates a cast iron foundry located in Monclova, Mexico, which primarily forges blocks and heads used in our and other manufacturers' engines. Teksid, Inc. facilitates the commercialization of Teksid MX products in North America. Since we are the primary customer of the foundry, the acquisition is not expected to result in material incremental sales to our business. Approximately $90 million of the purchase price was allocated to property, plant and equipment. The remainder was allocated primarily to working capital assets and liabilities (including approximately $16 million of cash and cash equivalents) and resulted in approximately $18 million of goodwill, none of which is deductible for tax purposes. In the third quarter we finalized the purchase accounting and made certain other adjustments, which resulted in a $7 million decrease in goodwill. The results of the business were reported in our Engine segment. Pro forma financial information for the acquisition was not presented as the effects were not material to our *Consolidated Financial Statements*.

**Siemens CVP**

On November 30, 2022, we acquired Siemens' Commercial Vehicles Propulsion business for approximately $187 million, subject to working capital and other customary adjustments, and was allocated primarily to intangible assets, goodwill and inventories. This business develops, designs and produces electric drive systems including electric motors, inverters, software and related services for the commercial vehicle markets. This acquisition is included in our Accelera segment. This acquisition added key capabilities in direct drive and transmission-based remote mount electric motors, inverters, software and related services that are critical elements in the next generation of electric powertrain, which will accelerate our ability to offer global customers a wider array of electrified product solutions across commercial vehicle applications. Final purchase accounting adjustments did not significantly impact goodwill.

**Meritor, Inc.**

On August 3, 2022, we completed the acquisition of Meritor whereby we paid $36.50 per share for each outstanding share of Meritor, a global leader of drivetrain, mobility, braking, aftermarket and electric powertrain solutions for commercial vehicle and industrial markets. The total purchase price was $2.9 billion, including debt that was retired on the closing date of $248 million. In addition, we assumed $1.0 billion of additional debt, of which $0.9 billion was retired prior to the end of the third quarter of 2022. The acquisition was funded with a combination of $2.0 billion in new debt (see NOTE 13, "DEBT" for additional details), cash on hand and additional commercial paper borrowings. The integration of Meritor's people, technology and capabilities position us as one of the few companies able to provide integrated powertrain solutions across combustion and electric power applications at a time when demand for decarbonized solutions is continuing to accelerate. The majority of this business was be included within our Components segment with the exception of the electric powertrain business, which was included in our Accelera segment.

The final purchase price allocation has been updated as follows:

| In millions | |
|---|---:|
| Cash and cash equivalents | $ 98 |
| Accounts and notes receivable, net | 640 |
| Inventories | 750 |
| Property, plant and equipment | 841 |
| Intangible assets | 1,610 |
| Investments and advances related to equity method investees | 382 |
| Goodwill | 926 |
| Pension assets | 147 |
| Other current and long-term assets | 322 |
| Accounts payable (principally trade) | (711) |
| Net deferred taxes | (277) |
| Other liabilities (pensions and other postretirement benefits) | (129) |
| Long-term debt | (962) |
| Other current and long-term liabilities | (665) |
| Noncontrolling interests | (111) |
| Total purchase price | $ 2,861 |

During 2023, we finalized our accounting for the Meritor, Inc. acquisition. The primary components of the change were to increase contingent liabilities by $70 million offset by finalization of deferred taxes and tax reserves, with a net increase to goodwill of $32 million. There was no impact to the *Consolidated Statements of Net Income* for any of the changes.

The estimated fair values (all considered Level 3 measurements) of the identifiable intangible assets acquired, their weighted-average useful lives, the related valuation methodology and key assumptions are as follows:

| | Fair Value (in millions) | Weighted-Average Useful Life (in years) | Valuation Methodology | Key Assumptions |
|---|---|---|---|---|
| Customer relationships | $ 960 | 12 | Multi-period excess earnings | Revenue, EBITDA[1], discount rate, customer renewal rates, customer attrition rates |
| Technology | 345 | 8 | Relief-from-royalty | Royalty rate, discount rate, obsolescence factor |
| Trade name | 305 | 21 | Relief-from-royalty | Royalty rate, discount rate |

[1] Earnings or losses before interest expense, income taxes, depreciation and amortization and noncontrolling interests.

Annual amortization of the intangible assets for the next five years is expected to approximate $142 million per year.

Goodwill was determined based on the residual difference between the fair value of consideration transferred and the value assigned to tangible and intangible assets and liabilities. Goodwill was allocated to the Components segment ($759 million) and the Accelera segment ($167 million) based on the relative value of those businesses compared to the assets and liabilities assigned to them. We do not expect any of the goodwill to be deductible for tax purposes. Among the factors contributing to a purchase price resulting in the recognition of goodwill are Meritor's expected future customers, new versions of technologies, an acquired workforce, other economic benefits that are anticipated to arise from future product sales and operational synergies from combining the business with Cummins.

Included in our results for the year ended December 31, 2022, were revenues of $1.9 billion and net loss of $43 million related to this business. In addition, in 2022 we incurred acquisition related costs of $30 million included in selling, general and administrative expenses in our *Consolidated Statements of Net Income*.

The following table presents the supplemental consolidated results of the Company for the years ended December 2022 and 2021, on an unaudited pro-forma basis as if the acquisition had been consummated on January 1, 2021. The primary adjustments reflected in the pro-forma results related to (1) increase in interest expense for debt used to fund the acquisition, (2) removal of acquisition related costs from 2022 (and included in 2021) and (3) changes related to purchase accounting primarily related to amortization of intangibles, fixed assets and joint ventures. The unaudited pro forma financial information presented below does not purport to represent the actual results of operations that Cummins and Meritor would have achieved had the companies been combined during the periods presented and was not intended to project the future results of operations that the combined company could achieve after the acquisition. The unaudited pro forma financial information does not reflect any potential cost savings, operating efficiencies, long-term debt pay down estimates, financial synergies or other strategic benefits as a result of the acquisition or any restructuring costs to achieve those benefits.

| (Unaudited) | Years ended December 31, | |
|---|---|---|
| In millions | 2022 | 2021 |
| Net sales | $ 30,841 | $ 27,949 |
| Net income | 2,196 | 2,058 |

The Meritor acquisition increased net assets in the Components segment by $3.8 billion and Accelera segment by $0.3 billion in 2022.

**Jacobs Vehicle Systems**

On April 8, 2022, we completed the acquisition of Jacobs Vehicle Systems business (Jacobs) from Altra Industrial Motion Corp. The purchase price was $345 million in cash and does not contain any contingent consideration. Jacobs is a supplier of engine braking, cylinder deactivation and start and stop thermal management technologies (valvetrain technologies). The acquisition furthers our investment in key technologies and capabilities to drive growth, while securing our supply base.

The final purchase price allocation was as follows:

| In millions | | |
|---|---|---|
| Cash and cash equivalents | $ | 18 |
| Accounts and notes receivable, net | | 24 |
| Inventories | | 15 |
| Property, plant and equipment | | 70 |
| Intangible assets | | 164 |
| Goodwill | | 108 |
| Accounts payable (principally trade) | | (21) |
| Net deferred taxes | | (27) |
| Other, net | | (6) |
| Total purchase price | $ | 345 |

The estimated fair values (all considered Level 3 measurements) of the identifiable intangible assets acquired, their weighted-average useful lives, the related valuation methodology and key assumptions are as follows:

| | Fair Value (in millions) | Weighted-Average Useful Life (in years) | Valuation Methodology | Key Assumptions |
|---|---|---|---|---|
| Customer relationships | $ 108 | 9 | Multi-period excess earnings | Discount rate, customer renewal rates |
| Technology | 31 | 7 | Relief-from-royalty | Royalty rate, rate of return, obsolescence factor |
| Trade name | 25 | 14 | Relief-from-royalty | Royalty rate, discount |

Annual amortization of the intangible assets for the next five years is expected to approximate $18 million per year.

Goodwill was determined based on the residual difference between the fair value of consideration transferred and the value assigned to tangible and intangible assets and liabilities. Approximately $9 million of the goodwill is deductible for tax purposes. Among the factors contributing to a purchase price resulting in the recognition of goodwill are Jacobs' expected future customers, new versions of technologies, an acquired workforce and other economic benefits that are anticipated to arise from future product sales and operational synergies from combining the business with Cummins.

Included in our results for the year ended December 31, 2022, were revenues of $118 million and loss of $1 million related to this business. The results of this business were reported in our Components segment. Pro forma financial information for the acquisition was not presented as the effects were not material to our *Consolidated Financial Statements.*

**Westport JV**

On February 7, 2022, we purchased Westport Fuel System Inc.'s stake in Westport JV. We will continue to operate the business as the sole owner. The purchase price was $42 million and was allocated primarily to cash, warranty and deferred revenue related to extended coverage contracts. The results of the business were reported in our Engine segment. Pro forma financial information for the acquisition was not presented as the effects were not material to our *Consolidated Financial Statements.*

**NOTE 25.  OPERATING SEGMENTS**

Operating segments under GAAP are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker (CODM), or decision-making group, in deciding how to allocate resources and in assessing performance. Our CODM is the Chief Executive Officer.

Our reportable operating segments consist of Components, Engine, Distribution, Power Systems and Accelera. This reporting structure is organized according to the products and markets each segment serves. The Components segment sells axles, drivelines, brakes and suspension systems for commercial diesel and natural gas applications, aftertreatment systems, turbochargers, fuel systems, valvetrain technologies, filtration products, automated transmissions and electronics. The Engine segment produces engines (15 liters and smaller) and associated parts for sale to customers in on-highway and various off-highway markets. Our engines are used in trucks of all sizes, buses and recreational vehicles, as well as in various industrial applications, including construction, agriculture, power generation systems and other off-highway applications. The Distribution segment includes wholly-owned and partially-owned

distributorships engaged in wholesaling engines, generator sets and service parts, as well as performing service and repair activities on our products and maintaining relationships with various OEMs throughout the world. The Power Systems segment is an integrated power provider, which designs, manufactures and sells engines (16 liters and larger) for industrial applications (including mining, oil and gas, marine and rail), standby and prime power generator sets, alternators and other power components. The Accelera segment designs, manufactures, sells and supports hydrogen production technologies as well as electrified power systems with innovative components and subsystems, including battery, fuel cell and electric powertrain technologies. The Accelera segment is currently in the early stages of commercializing these technologies with efforts primarily focused on the development of our electrolyzers for hydrogen production and electrified power systems and related components and subsystems. We continue to serve all our markets as they adopt electrification and alternative power technologies, meeting the needs of our OEM partners and end customers.

We use segment earnings or losses before interest expense, income taxes, depreciation and amortization and noncontrolling interests (EBITDA) as the basis for the CODM to evaluate the performance of each of our reportable operating segments. We believe EBITDA is a useful measure of our operating performance as it assists investors and debt holders in comparing our performance on a consistent basis without regard to financing methods, capital structure, income taxes or depreciation and amortization methods, which can vary significantly depending upon many factors. Segment amounts exclude certain expenses not specifically identifiable to segments.

The accounting policies of our operating segments are the same as those applied in our *Consolidated Financial Statements*. We prepared the financial results of our operating segments on a basis that is consistent with the manner in which we internally disaggregate financial information to assist in making internal operating decisions. We allocate certain common costs and expenses, primarily corporate functions, among segments differently than we would for stand-alone financial information prepared in accordance with GAAP. These include certain costs and expenses of shared services, such as information technology, human resources, legal, finance and supply chain management. We do not allocate gains or losses of corporate owned life insurance and certain Atmus separation costs to individual segments. EBITDA may not be consistent with measures used by other companies.

As previously announced, in March 2023, we rebranded our New Power segment as "Accelera" to better represent our commitment to zero-emission technologies. In addition, we moved our NPROXX joint venture from the Accelera segment to the Engine segment, which adjusted both the equity, royalty and interest income from investees and segment EBITDA line items for the current and prior year. We started to report results for the changes within our operating segments effective January 1, 2023, and reflected these changes in the historical periods presented.

Summarized financial information regarding our reportable operating segments at December 31, is shown in the table below:

| In millions | Components | Engine | Distribution | Power Systems | Accelera | Total Segments |
|---|---|---|---|---|---|---|
| **2023** | | | | | | |
| External sales | $ 11,531 | $ 8,874 | $ 10,199 | $ 3,125 | $ 336 | $ 34,065 |
| Intersegment sales | 1,878 | 2,810 | 50 | 2,548 | 18 | 7,304 |
| Total sales | 13,409 | 11,684 | 10,249 | 5,673 | 354 | 41,369 |
| Research, development and engineering expenses | 387 | 614 | 57 | 237 | 203 | 1,498 |
| Equity, royalty and interest income (loss) from investees | 97 | 251 | 97 | 53 | (15) | 483 |
| Interest income | 31 | 19 | 34 | 9 | 2 | 95 |
| Segment EBITDA | 1,840 [1] | 1,630 | 1,209 | 836 | (443) | 5,072 |
| Depreciation and amortization [2] | 491 | 225 | 115 | 122 | 63 | 1,016 |
| Net assets | 6,965 | 930 | 2,348 | 1,938 | 1,159 | 13,340 |
| Investments and advances to equity investees | 582 | 660 | 396 | 132 | 25 | 1,795 |
| Capital expenditures | 373 | 538 | 103 | 115 | 84 | 1,213 |
| **2022** | | | | | | |
| External sales | $ 7,847 | $ 8,199 | $ 8,901 | $ 2,951 | $ 176 | $ 28,074 |
| Intersegment sales | 1,889 | 2,746 | 28 | 2,082 | 22 | 6,767 |
| Total sales | 9,736 | 10,945 | 8,929 | 5,033 | 198 | 34,841 |
| Research, development and engineering expenses | 309 | 506 | 52 | 240 | 171 | 1,278 |
| Equity, royalty and interest income (loss) from investees | 71 | 160 [3] | 77 | 43 | (2) | 349 |
| Interest income | 12 | 14 | 16 | 7 | — | 49 |
| Russian suspension costs [4] | 5 | 33 [5] | 54 | 19 | — | 111 |
| Segment EBITDA | 1,346 [6] | 1,535 | 888 | 596 | (334) | 4,031 |
| Depreciation and amortization [2] | 304 | 205 | 114 | 120 | 38 | 781 |
| Net assets | 7,306 | 1,451 | 2,698 | 2,382 | 1,158 | 14,995 |
| Investments and advances to equity investees | 617 | 617 | 352 | 138 | 33 | 1,757 |
| Capital expenditures | 264 | 368 | 114 | 96 | 74 | 916 |
| **2021** | | | | | | |
| External sales | $ 5,932 | $ 7,589 | $ 7,742 | $ 2,650 | $ 108 | $ 24,021 |
| Intersegment sales | 1,733 | 2,365 | 30 | 1,765 | 8 | 5,901 |
| Total sales | 7,665 | 9,954 | 7,772 | 4,415 | 116 | 29,922 |
| Research, development and engineering expenses | 307 | 399 | 48 | 234 | 102 | 1,090 |
| Equity, royalty and interest income from investees | 50 | 335 | 63 | 56 | 2 | 506 |
| Interest income | 5 | 8 | 7 | 5 | — | 25 |
| Segment EBITDA | 1,180 | 1,406 | 731 | 496 | (218) | 3,595 |
| Depreciation and amortization [2] | 183 | 205 | 116 | 131 | 24 | 659 |
| Net assets | 2,938 | 1,554 | 2,294 | 2,251 | 602 | 9,639 |
| Investments and advances to equity investees | 254 | 771 | 329 | 164 | 20 | 1,538 |
| Capital expenditures | 184 | 341 | 92 | 80 | 37 | 734 |

[1] Includes $78 million of costs associated with the IPO and separation of Atmus for the year ended December 31, 2023.

[2] Depreciation and amortization, as shown on a segment basis, excludes the amortization of debt discount and deferred costs included in the *Consolidated Statements of Net Income* as interest expense. The amortization of debt discount and deferred costs were $8 million, $3 million and $3 million for the years ended 2023, 2022 and 2021, respectively. A portion of depreciation expense is included in research, development and engineering expense.

[3] Includes a $28 million impairment of our joint venture with KAMAZ and $3 million of royalty charges as part of our costs associated with the indefinite suspension of our Russian operations. See NOTE 22, "RUSSIAN OPERATIONS," for additional information.

[4] See NOTE 22, "RUSSIAN OPERATIONS," for additional information.

[5] Includes $31 million of Russian suspension costs reflected in the equity, royalty and interest income (loss) from investees line above.

[6] Includes $83 million of costs related to the acquisition and integration of Meritor and $28 million of costs associated with the separation of Atmus.

A reconciliation of our segment information to the corresponding amounts in the *Consolidated Statements of Net Income* is shown in the table below:

| In millions | | Years ended December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | | 2023 | | 2022 | | 2021 |
| TOTAL SEGMENT EBITDA | $ | | 5,072 | $ | 4,031 | $ | 3,595 |
| Intersegment eliminations and other [1] | | | (2,055) | | (232) | | (74) |
| Less: | | | | | | | |
| Interest expense | | | 375 | | 199 | | 111 |
| Depreciation and amortization | | | 1,016 | | 781 | | 659 |
| INCOME BEFORE INCOME TAXES | $ | | 1,626 | $ | 2,819 | $ | 2,751 |

[1] Intersegment eliminations and other included $2.0 billion related to the Agreement in Principle, $22 million of costs associated with the IPO and separation of Atmus and $21 million of voluntary retirement and voluntary separation charges for the year ended December 31, 2023. The year ended December 31, 2022, included $53 million of costs associated with the planned separation of Atmus. See NOTE 2, "AGREEMENT IN PRINCIPLE," for additional information.

A reconciliation of our segment net assets to the corresponding amounts in the *Consolidated Balance Sheets* is shown in the table below:

| In millions | | December 31, | | |
| --- | --- | --- | --- | --- |
| | | 2023 | | 2022 |
| Net assets for operating segments | $ | 13,340 | $ | 14,995 |
| Cash, cash equivalents and marketable securities | | 2,741 | | 2,573 |
| Net liabilities deducted in arriving at net segment assets [1] | | 14,531 | | 11,270 |
| Pension and OPEB adjustments excluded from net segment assets | | 307 | | 832 |
| Deferred tax assets not allocated to segments | | 1,082 | | 625 |
| Deferred debt costs not allocated to segments | | 4 | | 4 |
| Total assets | $ | 32,005 | $ | 30,299 |

[1] Liabilities deducted in arriving at net segment assets include certain accounts payable, accrued expenses, long-term liabilities and other items.

See NOTE 3, "REVENUE FROM CONTRACTS WITH CUSTOMERS," for segment net sales by geographic area.

Long-lived assets include property, plant and equipment, net of depreciation, investments and advances to equity investees and other assets, excluding deferred tax assets, refundable taxes and deferred debt expenses. Long-lived segment assets by geographic area were as follows:

| In millions | | December 31, | | |
| --- | --- | --- | --- | --- |
| | | 2023 | | 2022 |
| United States | $ | 5,013 | $ | 4,714 |
| China | | 1,030 | | 1,052 |
| India | | 681 | | 665 |
| Mexico | | 583 | | 429 |
| United Kingdom | | 489 | | 431 |
| Netherlands | | 437 | | 334 |
| Brazil | | 261 | | 256 |
| Canada | | 171 | | 168 |
| Other international countries | | 819 | | 731 |
| Total long-lived assets | $ | 9,484 | $ | 8,780 |

Our largest customer is PACCAR Inc. Worldwide sales to this customer were approximately $5.5 billion, $4.5 billion and $3.6 billion for the years ended December 31, 2023, 2022 and 2021, representing 16 percent, 16 percent and 15 percent, respectively, of our consolidated net sales. No other customer accounted for more than 10 percent of consolidated net sales.

**ITEM 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

**ITEM 9A.   Controls and Procedures**

**Evaluation of Disclosure Controls and Procedures**

As of the end of the period covered by this Annual Report on Form 10-K, our management evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of our disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on Form 10-K.

**Changes in Internal Control over Financial Reporting**

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2023, that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

**Management's Report on Internal Control Over Financial Reporting**

The information required by Item 9A relating to Management's Annual Report on Internal Control Over Financial Reporting and Attestation Report of the Registered Public Accounting Firm is incorporated herein by reference to the information set forth under the captions "Management's Report on Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm," respectively, under Item 8.

**ITEM 9B.   Other Information**

(a) On February 12, 2024, the Talent Management and Compensation Committee (TMCC) of the Company's Board of Directors adopted a Deposit Share Program for 2024 (2024 Program) under which designated participants, including certain of the Company's named executive officers, will be eligible to receive matching grants of restricted stock units if they commit newly acquired shares of the Company's common stock within a designated range to the 2024 Program and agree to hold those newly acquired shares for four years. The 2024 Program replaces the previously disclosed Deposit Share Program that was adopted in 2023 but not implemented.

In the 2024 Program, the number of newly acquired shares in the designated range will be based on percentages of the participants' base salaries approved by the TMCC, divided by the average closing price per share of the Company's common stock over a 20 trading day period. The shares may be acquired in open market purchases or under certain equity compensation awards. The matching grants of restricted stock units will cliff vest on the fourth anniversary of the participation deadline if the participant has remained continuously employed and has satisfied the holding requirement for the newly acquired shares.

The purposes of the 2024 Program include encouraging long-term retention and continuity and alignment of interests with the Company's shareholders. The named executive officers who are eligible to participate in the 2024 Program include Jennifer W. Rumsey, Chair and Chief Executive Officer, and Mark Smith, Vice President and Chief Financial Officer, with designated ranges for newly acquired shares and matching restricted stock units of 100 percent-200 percent and 75 percent-150 percent, respectively, of base salary.

The preceding description is a summary only and is qualified in its entirety by the 2024 Program, which is filed as Exhibit 10(y) to this Annual Report on Form 10-K and incorporated herein by reference.

(b) During the fourth quarter of 2023, none of our directors or executive officers adopted or terminated any "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" (as each term is defined in Item 408(a) of Regulation S-K).

**ITEM 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

Not Applicable.

# PART III

## ITEM 10.   Directors, Executive Officers and Corporate Governance

The information required by Item 10 is incorporated by reference to the relevant information under the captions "Corporate Governance" and "Election of Directors" in our 2024 Proxy Statement, which will be filed within 120 days after the end of 2023. Information regarding our executive officers may be found in Part 1 of this annual report under the caption "Information About Our Executive Officers." Except as otherwise specifically incorporated by reference, our Proxy Statement is not deemed to be filed as part of this annual report.

## ITEM 11.   Executive Compensation

The information required by Item 11 is incorporated by reference to the relevant information under the caption "Executive Compensation" in our 2024 Proxy Statement, which will be filed within 120 days after the end of 2023.

## ITEM 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information concerning our equity compensation plans at December 31, 2023, was as follows:

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights[1] | Weighted-average exercise price of outstanding options, warrants and rights[2] | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 2,612,273 | $ 146.89 | 4,010,884 |

[1] The number is comprised of 1,814,420 stock options, 487,513 performance shares and 310,340 restricted shares. See Note 19, "STOCK INCENTIVE AND STOCK OPTION PLANS," to the *Consolidated Financial Statements* for a description of how options and shares are awarded.

[2] The weighted-average exercise price relates only to the 1,814,420 stock options. Performance and restricted shares do not have an exercise price and, therefore, are not included in this calculation.

We have no equity compensation plans not approved by security holders.

The remaining information required by Item 12 is incorporated by reference to the relevant information under the caption "Stock Ownership of Directors, Management and Others" in our 2024 Proxy Statement, which will be filed within 120 days after the end of 2023.

## ITEM 13.   Certain Relationships, Related Transactions and Director Independence

The information required by Item 13 is incorporated by reference to the relevant information under the captions "Corporate Governance" and "Other Information-Related-Party Transactions" in our 2024 Proxy Statement, which will be filed within 120 days after the end of 2023.

## ITEM 14.   Principal Accounting Fees and Services

The information required by Item 14 is incorporated by reference to the relevant information under the caption "Ratification of Independent Public Accountants" in our 2024 Proxy Statement, which will be filed within 120 days after the end of 2023.

**PART IV**

**ITEM 15.  Exhibits and Financial Statement Schedules**

(a)  The following *Consolidated Financial Statements* and schedules filed as part of this report can be found in Item 8 "Financial Statements and Supplementary Data":

- **Management's Report to Shareholders**

- **Report of Independent Registered Public Accounting Firm**

- *Consolidated Statements of Net Income* **for the years ended December 31, 2023, 2022 and 2021**

- *Consolidated Statements of Comprehensive Income* **for the years ended December 31, 2023, 2022 and 2021**

- *Consolidated Balance Sheets* **at December 31, 2023 and 2022**

- *Consolidated Statements of Cash Flows* **for the years ended December 31, 2023, 2022 and 2021**

- *Consolidated Statements of Changes in Redeemable Noncontrolling Interests and Equity* **for the years ended December 31, 2023, 2022 and 2021**

- *Notes to the Consolidated Financial Statements*

(b)  Financial Statement Schedules

Separate financial statement schedules were omitted because such information was inapplicable or was included in the financial statements or notes described above.

(c)  The exhibits listed in the following Exhibit Index are filed as part of this Annual Report on Form 10-K.

**CUMMINS INC.**

| Exhibit No. | | Description of Exhibit |
|---|---|---|
| 2 | (a) | Agreement and Plan of Merger, dated February 21, 2022, by and among Meritor, Inc., Cummins Inc. and Rose NewCo Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 24, 2022 (File No. 001-04949)). |
| 3 | (a) | Restated Articles of Incorporation, as amended and restated, effective as of May 8, 2018 (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 9, 2018 (File No. 001-04949)). |
| 3 | (b) | By-Laws, as amended and restated, effective as of February 12, 2019 (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by Cummins Inc. with the Securities and Exchange Commission on February 13, 2019 (File No. 001-04949)). |
| 4 | (a) | Indenture, dated as of September 16, 2013, by and between Cummins Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-3 filed with the Securities and Exchange Commission on September 16, 2013 (Registration Statement No. 333-191189)). |
| 4 | (b) | Second Supplemental Indenture, dated as of September 24, 2013, between Cummins Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 4.2 of the Current Report on 8-K, filed by Cummins Inc. with the Securities and Exchange Commission on September 24, 2013 (File No. 001-04949)). |
| 4 | (c) | Third Supplemental Indenture, dated as of August 24, 2020, between Cummins Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Cummins Inc. with the Securities and Exchange Commission on August 24, 2020 (File No. 001-04949)). |
| 4 | (d) | Fourth Supplemental Indenture, dated as of August 24, 2020, between Cummins Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by Cummins Inc. with the Securities and Exchange Commission on August 24, 2020 (File No. 001-04949)). |
| 4 | (e) | Fifth Supplemental Indenture, dated as of August 24, 2020, between Cummins Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by Cummins Inc. with the Securities and Exchange Commission on August 24, 2020 (File No. 001-04949)). |
| 4 | (f) | Description of Capital Stock (incorporated by reference to Exhibit 4(d) to Cummins Inc.'s Annual Report on Form 10-K for the year ended December 31, 2019 (File No. 001-04949)). |
| 10 | (a)# | Target Bonus Plan (incorporated by reference to Exhibit 10(b) to Cummins Inc.'s Annual Report on Form 10-K for the year ended December 31, 2009 (File No. 001-04949)). |
| 10 | (b)# | Amendment to the Cummins Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10(c) to Cummins Inc.'s Annual Report on Form 10-K for the year ended December 31, 2018 (File No. 001-04949)). |
| 10 | (c)# | Deferred Compensation Plan, as amended and restated February 15, 2021 (incorporated by reference to Exhibit 10(a) to Cummins Inc.'s Quarterly Report on Form 10-Q for the quarter ended April 4, 2021 (File No. 001-04949)). |
| 10 | (d)# | Supplemental Life Insurance and Deferred Income Plan, as amended and restated effective as of December 10, 2018 (incorporated by reference to Exhibit 10(d) to Cummins Inc.'s Annual Report on Form 10-K for the year ended December 31, 2018 (File No. 001-04949)). |
| 10 | (e)# | Deferred Compensation Plan for Non-Employee Directors, as amended and restated February 15, 2021 (incorporated by reference to Exhibit 10(b) to Cummins Inc.'s Quarterly Report on Form 10-Q for the quarter ended April 4, 2021 (File No. 001-04949)). |
| 10 | (f)# | Excess Benefit Retirement Plan, as amended (incorporated by reference to Exhibit 10(g) to Cummins Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 28, 2014 (File No. 001-04949)). |
| 10 | (g)# | Cummins Inc. Employee Stock Purchase Plan, as amended (incorporated by reference to Annex B to the Company's definitive proxy statement filed with the Securities and Exchange Commission on Schedule 14A on March 27, 2023 (File No. 001-04949)). |
| 10 | (h)# | Longer Term Performance Plan (incorporated by reference to Exhibit 10(i) to Cummins Inc.'s Annual Report on Form 10-K for the year ended December 31, 2009 (File No. 001-04949)). |
| 10 | (i)# | 2006 Executive Retention Plan, as amended (incorporated by reference to Exhibit 10(j) to Cummins Inc.'s Annual Report on Form 10-K for the year ended December 31, 2011 (File No. 001-04949)). |
| 10 | (j)# | Senior Executive Target Bonus Plan (incorporated by reference to Exhibit 10(k) to Cummins Inc.'s Annual Report on Form 10-K for the year ended December 31, 2009 (File No. 001-04949)). |
| 10 | (k)# | Senior Executive Longer Term Performance Plan (incorporated by reference to Exhibit 10(l) to Cummins Inc.'s Annual Report on Form 10-K for the year ended December 31, 2009 (File No. 001-04949)). |
| 10 | (l)# | Form of Long-Term Grant Notice under the 2012 Omnibus Incentive Plan (filed herewith). |
| 10 | (m)# | 2012 Omnibus Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10 to Cummins Inc.'s Quarterly Report on Form 10-Q for the quarter ended July 1, 2018 (File No. 001-04949)). |
| 10 | (n)# | Form of Stock Option Agreement under the 2012 Omnibus Incentive Plan (incorporated by reference to Exhibit 10(q) to Cummins Inc.'s Annual Report on Form 10-K for the year ended December 31, 2020 (File No. 001-04949)). |
| 10 | (o)# | Form of Restricted Stock Unit Award Agreement under the 2012 Omnibus Incentive Plan (filed herewith). |
| 10 | (p)# | Key Employee Stock Investment Plan (incorporated by reference to Exhibit 10 to Cummins Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 (File No. 001-04949)). |

| 10 | (q) | Fifth Amended and Restated 364-Day Credit Agreement, dated as of June 5, 2023, by and among Cummins Inc., the subsidiary borrowers referred to therein, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Cummins Inc. with the Securities and Exchange Commission on June 7, 2023 (File No. 001-04949)). |
|---|---|---|
| 10 | (r) | Amended and Restated Credit Agreement, dated as of August 18, 2021, by and among Cummins Inc., the subsidiary borrowers referred to therein, the Lenders and Agents party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Cummins Inc. with the Securities and Exchange Commission on August 18, 2021 (File No. 001-04949)). |
| 10 | (s) | Amendment No. 1 to Amended and Restated Credit Agreement, dated as of August 17, 2022, by and among Cummins Inc., the subsidiary borrowers referred to therein, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Cummins Inc. with the Securities and Exchange Commission on August 19, 2022 (File No.001-04949)). |
| 10 | (t)# | Amendment No. 1 to Supplemental Life Insurance and Deferred Income Plan, effective as of July 14, 2020 (incorporated by reference to Exhibit 10.1 to Cummins Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 27, 2020 (File No. 001-04949)). |
| 10 | (u) | Loan Agreement, dated as of July 13, 2022, by and among Cummins Inc., the lenders from time to time party thereto, and Wells Fargo Bank, National Association, as Administrative Agent.(incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Cummins Inc. with the Securities and Exchange Commission on July 19, 2022 (File No. 001-04949)). |
| 10 | (v) | Credit Agreement, dated as of September 30, 2022, among FILT Red, Inc., Cummins Filtration Inc., the lenders party thereto, and Bank of America, N.A., as administrative agent. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Cummins Inc. with the Securities and Exchange Commission on September 30, 2022 (File No.001-04949)). |
| 10 | (w) | Amendment No. 1 to Credit Agreement, dated as of February 15, 2023, among Atmus Filtration Technologies Inc., Cummins Filtration Inc, the lenders party thereto, and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Cummins Inc. with the Securities and Exchange Commission on February 15, 2023 (File No. 001-04949)). |
| 10 | (x) | Guaranty, dated as of September 30, 2022, by Cummins Inc. in favor of Bank of America, N.A., as administrative agent for the lenders party to the Credit Agreement. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Cummins Inc. with the Securities and Exchange Commission on September 30, 2022 (File No.001-04949)). |
| 10 | (y)# | Cummins Inc. Deposit Share Program, dated as of February 12, 2024 (filed herewith). |
| 21 | | Subsidiaries of the Registrant (filed herewith). |
| 23 | | Consent of PricewaterhouseCoopers LLP (filed herewith). |
| 24 | | Powers of Attorney (filed herewith). |
| 31 | (a) | Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith). |
| 31 | (b) | Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith). |
| 32 | | Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith). |
| 97 | | Cummins Inc. Compensation Recovery Policy (filed herewith). |
| 101 | .INS* | Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document. |
| 101 | .SCH* | Inline XBRL Taxonomy Extension Schema Document. |
| 101 | .CAL* | Inline XBRL Taxonomy Extension Calculation Linkbase Document. |
| 101 | .DEF* | Inline XBRL Taxonomy Extension Definition Linkbase Document. |
| 101 | .LAB* | Inline XBRL Taxonomy Extension Label Linkbase Document. |
| 101 | .PRE* | Inline XBRL Taxonomy Extension Presentation Linkbase Document. |
| 104 | | Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101). |

---

\#   A management contract or compensatory plan or arrangement.

\*   Filed with this annual report on Form 10-K are the following documents formatted in iXBRL (Inline Extensible Business Reporting Language): (i) the Consolidated Statements of Net Income for the years ended December 31, 2023, 2022 and 2021, (ii) the Consolidated Statements of Comprehensive Income for the years ended December 31, 2023, 2022 and 2021, (iii) the Consolidated Balance Sheets for the years ended December 31, 2023 and 2022, (iv) the Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021, (v) the Consolidated Statements of Changes in Redeemable Noncontrolling Interests and Equity for the years ended December 31, 2023, 2022 and 2021, (vi) Notes to the Consolidated Financial Statements and (vii) the information included in Part II, Item 9B(b).

## ITEM 16.   Form 10-K Summary (optional)

Not Applicable.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CUMMINS INC.

| By: | /s/ MARK A. SMITH | By: | /s/ LUTHER E. PETERS |
|---|---|---|---|
| | Mark A. Smith | | Luther E. Peters |
| | *Vice President and Chief Financial Officer* | | *Vice President—Corporate Controller* |
| | *(Principal Financial Officer)* | | *(Principal Accounting Officer)* |

Date:    February 12, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signatures | Title | Date |
|---|---|---|
| /s/ JENNIFER RUMSEY<br>Jennifer Rumsey | Chair and Chief Executive Officer<br>(Principal Executive Officer) | February 12, 2024 |
| /s/ MARK A. SMITH<br>Mark A. Smith | Vice President and Chief Financial Officer<br>(Principal Financial Officer) | February 12, 2024 |
| /s/ LUTHER E. PETERS<br>Luther E. Peters | Vice President—Corporate Controller<br>(Principal Accounting Officer) | February 12, 2024 |
| *<br>Gary L. Belske | Director | February 12, 2024 |
| *<br>Robert J. Bernhard | Director | February 12, 2024 |
| *<br>Bruno V. Di Leo Allen | Director | February 12, 2024 |
| *<br>Stephen B. Dobbs | Director | February 12, 2024 |
| *<br>Daniel W. Fisher | Director | February 12, 2024 |
| *<br>Carla A. Harris | Director | February 12, 2024 |
| *<br>Thomas J. Lynch | Director | February 12, 2024 |
| *<br>William I. Miller | Director | February 12, 2024 |
| *<br>Georgia R. Nelson | Director | February 12, 2024 |
| *<br>Kimberly A. Nelson | Director | February 12, 2024 |
| *<br>Karen H. Quintos | Director | February 12, 2024 |

*By:     /s/ MARK A. SMITH

Mark A. Smith
*Attorney-in-fact*

# SHAREHOLDER INFORMATION

## SHAREHOLDER CONTACTS AND SERVICES

### STOCK TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT

Broadridge Corporate Issuer Solutions is the company's stock transfer agent and registrar. Broadridge Corporate Issuer Solutions maintains the company's shareholder records, disburses dividend checks and administers the company's Dividend Reinvestment Program.

General correspondence, address change, name change, notification of lost securities, transfers, inquiries about transfer requirements and correspondence relating to the Dividend Reinvestment Program should be directed to Broadridge Corporate Issuer Solutions.

### BY MAIL

Broadridge Shareholder Services
c/o Broadridge Corporate Issuer Solutions
P.O. Box 1342
Brentwood, NY 11717-0718

### BY HAND OR OVERNIGHT

Broadridge Shareholder Services
c/o Broadridge Corporate Issuer Solutions
1155 Long Island Avenue
Edgewood, NY 11717-8309
ATTN: BCIS IWS

### BY PHONE

1-844-973-0592

### BY EMAIL

Contact Broadridge Corporate Issuer Solutions through a secure website: www.shareholder.broadridge.com/cmi.

## DIVIDENDS

Common stock dividends are payable quarterly upon authorization by the Board of Directors.

### DIVIDEND REINVESTMENT

As an added service to shareholders, Cummins has a Dividend Reinvestment Plan administered by Broadridge Corporate Issuer Solutions. This plan gives shareholders of record the option of having their cash dividends and optional cash payments applied toward the purchase of additional shares. Shareholders desiring information about this plan may contact Broadridge Corporate Issuer Solutions (see above), or request information from Cummins through our website, www.investor.cummins.com.

### DIRECT DEPOSIT OF DIVIDENDS

Automatic direct deposit of quarterly dividends is offered to our shareholders, at no charge, and provides secure and timely access to funds. For further information, please call 1-844-973-0592.

### DIRECT REGISTRATION

To provide our shareholders with a more convenient, secure and cost-effective means of share ownership, early in 2006 Cummins made arrangements to permit direct registration issuance and holding of its common stock by the company's registrar in "book entry" form. Shareholders are able to convert stock certificates to direct registration at any time. Future transfer or issuance of shares will be issued in direct registration form, unless the shareholder requests a stock certificate. For further information, please call 1-844-973-0592.

## ADDITIONAL INFORMATION

The common stock of Cummins is traded on the New York Stock Exchange under the symbol CMI.

### ANNUAL MEETING

The 2024 Annual Meeting of Shareholders will be held at 11 a.m. (EDT) on Tuesday, May 14, 2024, virtually, at www.virtualshareholdermeeting.com/CMI2024.

Shareholders wishing to vote their shares should refer to the instructions found on the notice and access letter or proxy card they received.

### FINANCIAL INFORMATION

Through the Cummins website, www.investor.cummins.com, shareholders may access webcasts of company events including management presentations, quarterly earnings teleconferences and the Annual Meeting. Shareholders may also access SEC filings, press releases, stock quotes and other information, as well as request printed copies of reports and email alerts of company events.

### ANALYST AND INVESTOR CONTACTS

Analysts and investors seeking information about Cummins should contact:

Chris Clulow
Vice President of Investor Relations
Cummins Inc.
301 E. Market Street
Indianapolis, IN 46204
Phone: 812-377-3121
investor.relations@cummins.com

### QUARTERLY EARNINGS REPORTING

For 2024, Cummins' quarterly earnings will be announce on May 2, August 1, November 5 and early February 2025.



**Cummins Inc.**
**Box 3005**
**Columbus, IN 47202-3005**
**U.S.A.**

cummins.com

Bulletin 6541605 Produced in U.S.A. 3/24
©2024 Cummins Inc.

